Tercica

LETTER TO STOCKHOLDERS

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2007 ANNUAL REPORT

Tercica

To Our Stockholders,

Over the course of the past months and in 2007, Tercica achieved several significant milestones, each representing an important step toward our goal of establishing Tercica as the premier endocrine company in the United States.

The most important of these milestones occurred when Somatuline® Depot was launched by our sales force in mid-November for the treatment of acromegaly. We believe that Somatuline® Depot provides a significant medical advance for the treatment of acromegaly by offering patients, at the direction of their physician, the ease and simplicity of once-monthly, self-administered injections. Somatuline® Depot is Tercica's second market introduction of an important endocrine product within a two-year period. This product introduction confirms Tercica's commitment to bringing important products to market for the benefit of patients suffering from endocrine diseases, and to the medical professionals who serve them.

Another milestone was achieved when our product for short stature, Increlex®, received regulatory approval in the European Union for severe primary IGF-1 deficiency, or severe Primary IGFD, in August 2007. Our strategic collaboration with Ipsen provides us with a very strong marketing partner to commercialize Increlex® in Europe. Ipsen has now launched Increlex® in the UK, Germany and several other markets. We look forward to see Increlex® enter additional European markets throughout 2008.

In the summer of last year we also announced a key agreement with Genentech for the worldwide development and commercialization of two next generation growth hormone products. We intend to develop one of these product candidates for the treatment of short stature and the other product candidate for adult growth hormone deficiency and metabolic diseases. Both product candidates contain a combination of Nutropin® AQ, Genentech's market-leading recombinant human growth hormone, and Increlex®, our recombinant human IGF-1. Growth hormone and IGF-1 have demonstrated synergies in pre-clinical studies, and have the potential for important therapeutic benefits compared to either component when given alone. In January 2008, we dosed the first patient in our Phase II trial with the pediatric combination product candidate for the treatment of short stature. We also expect to initiate an additional Phase II trial with a combination product candidate for the treatment of adult growth hormone deficiency (AGHD) later this year. If this latter product candidate shows promise in AGHD, we plan to explore its use in patients with abdominal obesity and metabolic syndrome.

In addition to these next-generation growth hormone product candidates, we also have ongoing Increlex® and Somatuline® Depot development projects. In line with our plan to expand the market potential and the breadth of the indication for Increlex®, we completed enrollment in July 2007 in our MS301 study, which is a Phase IIIB clinical trial evaluating Increlex® in Primary IGFD. Primary IGFD is a less severe and more prevalent disease than our current indication of severe Primary IGFD. We expect to present data from this study at a medical conference in the fourth quarter of 2008. If the data is positive, we expect to file a supplemental new drug application (sNDA) with the FDA for this expanded indication by year-end 2008. In addition, our MS308 study, evaluating once-daily dosing of Increlex® in patients with Primary IGFD, completed enrollment in 2007, and we expect to share the results of this study at the same time as when we share the data from our MS301 study. We also have development plans for Somatuline® Depot for the treatment of neuroendocrine tumors (NET) that we anticipate will start later this year, pending positive discussions with the FDA.

As a result of last year's successful patent litigation and the subsequent settlement agreement with Insmed, we have certain rights to opt-in to Insmed's development of IPLEX™. Insmed is currently conducting a six-month, double-blind, placebo-controlled Phase II study of IPLEX™ in myotonic muscular dystrophy (MMD). At the completion of this study, which we expect in the first half of next year, Tercica will have the option to opt-in for this indication, in which case we would assume commercial control of the product, pay Insmed a proportion of their development costs to date for MMD, and share costs, profits and losses going forward for the indication.

Of course none of this progress is accomplished without the dedication of our employees – our most important assets. Our core values of partnership, accountability, genuineness and excellence have fostered a well-defined and unique corporate culture, which in turn has been a key to our ability to attract and retain high-performing individuals.

Looking ahead into 2008, we anticipate continued emphasis on our commercial execution, and look forward to sharing important clinical data and timelines with you throughout the year. As stockholders, we appreciate your ongoing support as we progress toward our goal of establishing Tercica as a premier endocrinology company by bringing important and novel medical products to market. If the potential of both our commercial and development programs is met, we will have created a company that delivers substantial value – both to patients with unmet medical needs, and to our stockholders.

John A. Scarlett, MD
Chief Executive Officer

Richard A. King
President and Chief Operating Officer

Ross Clark, PhD
Chief Technical Officer and Founder

Safe Harbor Statement

Except for the historical statements contained herein, this stockholder letter contains forward-looking statements, including without limitation, that Tercica: (A) looks forward to Increlex® entering additional European markets in 2008; (B) intends to develop a combination product candidate for the treatment of short stature and another combination product candidate for AGHD and metabolic diseases, (C) expects to initiate in 2008 a Phase II trial with a combination product candidate for AGHD and if successful, plans to explore its use in abdominal obesity and metabolic syndrome; (D) expects to present data from its Phase IIIB Increlex® clinical trial in Primary IGFD in Q4 2008 and if positive, plans to file an sNDA by year-end 2008; (E) expects to announce results from the MS308 study with the data from the MS301 study; (F) anticipates starting development plans for Somatuline® Depot for the treatment of neuroendocrine tumors (NET) in 2008; and (G) expects the completion of Insmed's Phase II study of IPLEX™ in the first half of next year. The forward-looking statements are subject to risks and uncertainties, and the actual results may vary materially from those set forth in the forward-looking statements. The forward-looking statements are subject to the risks and uncertainties contained in the Risk Factor section of and otherwise contained within the Company's 2007 Annual Report on Form 10-K, which was filed with the SEC on February 29, 2008, and the following risks and uncertainties: (1) regarding (A) above, Increlex® may not timely receive regulatory approvals from other European countries; (2) regarding (B) and (C) above, Tercica may encounter development difficulties that delay, increase the costs of, or preclude any further progress of either or both of the combination product candidates; (3) regarding (C) above, the FDA may not approve a development plan or formulation work may not be completed in 2008, or at all; (4) regarding (D) above, if the data do not demonstrate adequate efficacy and safety, Tercica will not file an sNDA for Increlex® in Primary IGFD; (5) regarding (D) and (E) above, if patients drop-out or there are difficulties with data retrieval, the data may not be available in Q4 2008, or at all; (6) regarding (F) above, development plans for Somatuline® Depot are subject to the risks and uncertainties of the FDA approving a plan and Tercica's ability to fund such projects; and (7) regarding (G) above, Tercica does control either the amount and timing of resources that Insmed devotes to its Phase II study of IPLEX™ and the Phase II study of IPLEX™ may not be completed in the first half of next year or at all. Tercica disclaims any obligations or undertaking to update or revise any forward-looking statements contained in this letter.

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TERCICA, INC.
2000 Sierra Point Parkway
Suite 400
Brisbane, California 94005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 20, 2008

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of TERCICA, INC., a Delaware corporation. The meeting will be held on Tuesday, May 20, 2008 at 10:00 a.m. local time at 2000 Sierra Point Parkway, Brisbane, California 94005 for the following purposes:

1. To elect three directors for the ensuing year and until their successors are elected, as described in Proposal 1 in the accompanying proxy statement.
2. To ratify the selection by the Audit Committee of Tercica's Board of Directors of Ernst & Young LLP as Tercica's independent registered public accounting firm for the fiscal year ending December 31, 2008, as described in Proposal 2 in the accompanying proxy statement.
3. To approve the Tercica, Inc. Amended and Restated 2004 Stock Plan, as described in Proposal 3 in the accompanying proxy statement.
4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this Notice.

The record date for the Annual Meeting is April 10, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Stephen N. Rosenfield
Secretary

Brisbane, California
April 25, 2008

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or on the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, *you may still vote in person if you attend the meeting.* Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

Proxy

TERCICA, INC.
2000 Sierra Point Parkway
Suite 400
Brisbane, California 94005

PROXY STATEMENT FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

MAY 20, 2008

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

Tercica, Inc. sent you this proxy statement and the enclosed proxy card because the Board of Directors of Tercica is soliciting your proxy to vote at the 2008 Annual Meeting of Stockholders. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

Tercica intends to mail this proxy statement and accompanying proxy card on or about April 30, 2008, to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 10, 2008 will be entitled to vote at the Annual Meeting. On this record date, there were 51,583,550 shares of Tercica common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 10, 2008, your shares were registered directly in your name with Tercica's transfer agent, Computershare Limited, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, Tercica urges you to fill out and return the enclosed proxy card, or vote by proxy over the telephone or on the Internet as instructed below, to ensure that your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 10, 2008, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- the election of three directors, as described in Proposal 1 of this proxy statement;
- the ratification of the selection of Ernst & Young LLP as Tercica's independent registered public accounting firm for the fiscal year ending December 31, 2008, as described in Proposal 2 of this proxy statement; and

- the approval of the Tercica, Inc. Amended and Restated 2004 Stock Plan, as described in Proposal 3 of this proxy statement.

How do I vote?

You may either vote "For" each of the nominees to Tercica's Board of Directors or you may "Withhold" your vote for any nominee you specify. You may vote "For" or "Against," or abstain from voting with respect to, each of Proposal 2 and Proposal 3. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the Annual Meeting, Tercica urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

➢ To vote in person, come to the Annual Meeting and Tercica will give you a ballot when you arrive.

➢ To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to Tercica before the Annual Meeting, Tercica will vote your shares as you direct.

➢ To vote over the telephone, dial toll-free 1-800-652-VOTE (8683) within the United States, Canada and Puerto Rico using a touch-tone phone and follow the recorded instructions. Your vote must be received by 1:00 a.m., Central Time, on May 20, 2008 to be counted.

➢ To vote on the Internet, go to *http://www.investorvote.com/TRCA* and follow the steps outlined on the secure website. Your vote must be received by 1:00 a.m., Central Time, on May 20, 2008 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Tercica. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote over the telephone or on the Internet as instructed by your broker or bank. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Tercica provides Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of Tercica common stock you owned as of April 10, 2008.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for director and "For" each of Proposal 2 and Proposal 3. If any other matter is properly presented at the meeting, your proxy (i.e., one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

Tercica will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, Tercica's directors and employees may solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Tercica may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Tercica's Corporate Secretary at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005.
- You may attend the Annual Meeting and vote in person. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 31, 2009, to Tercica's Corporate Secretary at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005. However, if Tercica's 2009 Annual Meeting of Stockholders is not held between April 20, 2009 and June 19, 2009, then the deadline will be a reasonable time prior to the time Tercica begins to print and mail its proxy materials.

If you wish to bring a proposal before the stockholders or nominate a director at the 2009 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, you must notify Tercica's Corporate Secretary, in writing, not later than the close of business on February 19, 2009. However, if Tercica's 2009 Annual Meeting of Stockholders is not held between April 20, 2009 and June 19, 2009, then the deadline will be not later than the close of business on the 10th day following the date on which the notice of the date of the 2009 Annual Meeting of Stockholders was mailed, or the 10th day following the date on which public disclosure of the date of the 2009 Annual Meeting of Stockholders was made, whichever occurs first. Tercica also advises you to review its amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The chairman of the 2009 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, the proxy solicited by the Board of Directors for the 2009 Annual Meeting of Stockholders will confer discretionary voting authority with respect to (i) any proposal presented by a stockholder at that meeting for which Tercica has not been provided with timely notice and (ii) any proposal made in accordance with Tercica's amended and restated bylaws, if the 2009 proxy statement briefly describes the matter and how management's proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to Proposal 2 and Proposal 3, "Against" votes, abstentions and broker non-votes. A broker non-vote occurs when a nominee, such as a broker or bank, holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. In the event that a broker, bank, custodian, nominee or other record holder of Tercica common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, then those shares will be treated as broker non-votes with respect to that proposal. Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your vote is counted on each of the proposals.

Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions will be counted towards the tabulation of shares present in person or represented by proxy and will have the same effect as "Against" votes on Proposal 2 and Proposal 3. Broker non-votes are not counted as votes "For" or "Against" either Proposal 2 or Proposal 3. However, broker non-votes, together with abstentions, can have the effect of preventing the approval of Proposal 2 or Proposal 3 where the number of "For" votes, though a majority of the votes cast on Proposal 2 or Proposal 3, as applicable, does not constitute a majority of the required quorum.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected.
- To be approved, "Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm," must receive a "For" vote from at least a majority of the shares represented and voting either in person or by proxy at the Annual Meeting on Proposal 2 (which shares voting "For" also constitute at least a majority of the required quorum).
- To be approved, "Proposal 3—Approval of the Tercica, Inc. Amended and Restated 2004 Stock Plan" must receive a "For" vote from at least a majority of the shares represented and voting either in person or by proxy at the Annual Meeting on Proposal 3 (which shares voting "For" also constitute at least a majority of the required quorum).

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the shares entitled to vote at the Annual Meeting are represented by stockholders present at the meeting or by proxy. On the record date, there were 51,583,550 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Annual Meeting. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum. If there is no quorum, the chairman of the Annual Meeting or a majority of the votes represented at the Annual Meeting, either in person or by proxy, may adjourn the Annual Meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in Tercica's quarterly report on Form 10-Q for the second quarter of 2008.

COLLABORATION WITH IPSEN

Overview

In July 2006, Tercica entered into a stock purchase and master transaction agreement with Ipsen, S.A. that sets forth the terms of a worldwide strategic collaboration in endocrinology. In October 2006, at the first closing held under the terms of the stock purchase and master transaction agreement, Tercica and Ipsen entered into number of agreements that govern their strategic relationship, including an affiliation agreement, a registration rights agreement and license and collaboration agreements with respect to the development and commercialization of Increlex™ and Somatuline® Depot.

Equity and Debt Arrangements

Under the stock purchase and master transaction agreement, Tercica agreed to issue to Ipsen (or its designated affiliate) 12,527,245 shares of Tercica common stock, a convertible note in the principal amount of $25,037,000, a second convertible note in the principal amount of €30,000,000, a third convertible note in the principal amount of $15,000,000, and a warrant to purchase a minimum of 4,948,795 shares of Tercica common stock. In October 2006, at the first closing of the transactions contemplated by the stock purchase and master transaction agreement, Tercica issued the 12,527,245 shares of Tercica common stock to Suraypharm, S.A.S. (Ipsen's designated affiliate) and issued the warrant and the first convertible note in the principal amount of $25,037,000 to Ipsen. In September 2007, at the second closing under the stock purchase and master transaction agreement, Tercica issued to Ipsen the second convertible note in the principal amount of €30,000,000, which was offset by approximately the same amount that Tercica owed to Ipsen as a milestone payment under the Somatuline® license and collaboration agreement discussed below, and the third convertible note in the principal amount of $15,000,000.

The principal amounts of the convertible notes, plus all accrued interest thereon, are convertible into shares of Tercica common stock at an initial conversion price per share equal to $7.41 per share (or €5.92 per share with respect to the second convertible note), subject to adjustment. The warrant issued to Ipsen is exercisable for the number of shares of Tercica common stock equal to the greater of 4,948,795 shares (referred to as the "baseline amount") or the baseline amount plus a variable amount, which variable amount generally adds an amount of shares to the warrant in the event of certain issuances of equity securities by Tercica that dilute Ipsen's percentage interest in Tercica, offset by equity securities of Tercica acquired by Ipsen from persons other than Tercica in connection with the maintenance of its percentage interest in Tercica, as well as shares of Tercica common stock issuable upon conversion of accrued interest under the convertible notes. The initial exercise price of the warrant is $7.41 per share, subject to adjustment. Ipsen was also granted a preemptive right under the affiliation agreement to purchase its pro-rata portion of new securities offered by Tercica, subject to certain conditions. In July 2007, Ipsen purchased 519,101 shares in exercise of Suraypharm's pro rata purchase rights under the affiliation agreement (referred to as the "pro rata shares"). Together with the 13,046,346 shares of Tercica common stock that Tercica has issued to Ipsen (and its affiliate), the conversion of the convertible notes and the exercise of the warrant that Tercica issued to Ipsen, Ipsen is able to acquire an ownership interest in Tercica of approximately 40% on a fully diluted basis, with the opportunity to increase its ownership position to 60% or greater through market purchases. As of March 31, 2008, Ipsen beneficially owned approximately 42.7% of Tercica's outstanding common stock (not including the shares of Tercica common stock subject to the voting agreements discussed below).

Under the terms of the registration rights agreement, as amended, Tercica granted Ipsen and Suraypharm (and any subsequent holders to which Ipsen and/or Suraypharm may transfer their rights under the registration rights agreement) certain rights with respect to the registration under the Securities Act of 1933, as amended, or the Securities Act, of the shares of Tercica common stock acquired pursuant to the stock purchase and master transaction agreement, the warrant, the convertible notes and the pro rata shares. Pursuant to the registration rights agreement, Tercica would be required, upon request, to file one or more demand registration statements covering at least $10,000,000 worth (based on Tercica's then-current share price) of Tercica common stock, subject to certain conditions and limitations. In addition, if Tercica proposes to file a registration statement covering the offering of Tercica's securities under the Securities Act, either for Tercica's account or for the account of other securities holders, Ipsen, Suraypharm (and any transferees) are entitled to notice of the proposed filing and are entitled to include, at Tercica's expense, their shares of Tercica common stock in the registration statement, subject to conditions and limitations, including the right of underwriters to limit the number of shares of Tercica common stock included in the registration statement.

Affiliation Agreement

Board Composition. Tercica's Board of Directors currently consists of eight directors, one of which is a designee of Ipsen, and one vacancy. So long as Ipsen holds at least 15% of the outstanding shares of Tercica common stock, Ipsen is entitled under the affiliation agreement to nominate two out of the nine directors. In the event that Ipsen holds at least 10%, but less than 15% of the outstanding shares of Tercica common stock, Ipsen is entitled to nominate one director to Tercica's Board of Directors. Ipsen's right to nominate directors to Tercica's Board of Directors terminates if its ownership percentage of the outstanding Tercica common stock falls below 10%. Further, Tercica's Board of Directors can be comprised of no more than two directors who are employees of Tercica, one of which must be Tercica's Chief Executive Officer. The remaining members of Tercica's Board of Directors are required to have outstanding reputations for personal integrity and have distinguished achievement in areas relevant to Tercica's business, as well as be "independent" under applicable NASDAQ listing standards (or such other listing standards applicable to Tercica from time to time).

In the event that Ipsen holds at least 60% of the then outstanding shares of Tercica common stock, Ipsen is entitled to nominate an unlimited number of directors to Tercica's Board of Directors. Ipsen is also entitled to nominate additional independent director nominees (which nominees must be independent of Ipsen) for election to Tercica's Board of Directors starting in 2008, as follows: one nominee in 2008, two nominees in 2009 and four nominees in 2010; provided, however, that these rights will terminate if Ipsen holds less than 15% of the outstanding shares of Tercica common stock and are also be subject to reduction under certain circumstances. Ipsen has not nominated any nominees for election at the Annual Meeting.

Committees. Under the affiliation agreement, the following committees are to be established, empowered and maintained at all times during the term of the affiliation agreement:

- an Audit Committee comprised of independent directors;
- a Nominating Committee (i.e., the current Corporate Governance and Nominating Committee of the Board, or such other nominating committee of the Board responsible for recommending the nomination of directors to the Board in accordance with the affiliation agreement);
- a Strategic Planning Committee comprised of one management director (who is Tercica's Chief Executive Officer), each Ipsen-nominated director and two independent directors (who are designated by a majority of Tercica's independent directors);
- a Compensation Committee comprised of at least two independent directors; and
- such other committees as Tercica's Board of Directors deems necessary or desirable, provided that such committees are established in compliance with the terms of the affiliation agreement.

Matters Requiring Ipsen Approval. Under the affiliation agreement, the approval of Ipsen is required for Tercica to take certain actions, including:

- making, or permitting any subsidiary to make, loans to, or owning any stock or other securities in another corporation, partnership or other entity, with certain exceptions with respect to certain permitted investments, including those permitted under Tercica's investment policy;
- adopting any plan or arrangement with respect to the dissolution or liquidation of Tercica;

- entering into any material transaction or contract unless it would reflect the execution of a budget approved by Tercica's Board of Directors and would not be reasonably anticipated to increase future budgets beyond current projections (or where no current projections have been formally prepared, beyond reasonably anticipated growth based on Tercica's recent operating performance);
- disposing of or acquiring any property or assets other than in the ordinary course of business, provided that Tercica may not in any event acquire or dispose of any property or assets with an aggregate value exceeding $5,000,000 without Ipsen's written consent, other than certain permitted transfers;
- merging or consolidating with any other person;
- establishing or approving an operating budget with anticipated research and development spending in excess of $25,000,000 per year, plus amounts approved by the Joint Steering Committee under the Somatuline® license and collaboration agreement for spending related to the products of Ipsen or its affiliates;
- entering into any transaction or agreement that would be reasonably likely to require an increase in research and development spending above the amount specified above;
- incurring capital expenditures of more than $2,000,000 in any given year;
- making any investment, other than certain permitted investments;
- subject to certain limited exceptions, incurring any indebtedness other than indebtedness evidenced by the convertible notes and other than certain permitted indebtedness; provided that, with respect to permitted indebtedness, if following the incurrence of such permitted indebtedness, Tercica's total indebtedness exceeds $2,500,000, then such permitted indebtedness will not be permitted unless immediately prior and after giving effect to the incurrence of such permitted indebtedness, Tercica's ratio of net indebtedness to EBITDA does not exceed 1 to 1;
- subject to certain limited exceptions, changing the principal business of Tercica, entering into new lines of business or exiting the current line of business of Tercica;
- declaring or paying any cash dividend on or redeeming or repurchasing any shares of Tercica's capital stock, other than repurchases upon termination of services to Tercica;
- increasing or decreasing the number of authorized directors on Tercica's Board of Directors or any committee thereof;
- deregistering Tercica common stock under the Securities Exchange Act of 1934, as amended;
- amending, altering or repealing any provision of Tercica's amended and restated certificate of incorporation or amended and restated bylaws;
- entering into any transaction or agreement that results, or is reasonably likely to result, in competition with any business of Ipsen or its affiliates carried on anywhere in the world at the time that such transaction or agreement would otherwise be entered into by Tercica;
- hiring a new Chief Executive Officer;
- changing Tercica's fiscal year;
- adopting, implementing, amending, redeeming, waiving or otherwise terminating or causing to come into effect or failing to apply any takeover defense measures, including without limitation any stockholder rights plan, or any change of control provisions in contracts that would reasonably be expected to have a material impact on Tercica's operations, prospects or financial condition or the value of Ipsen's (or its affiliates') holdings in Tercica in the event that Ipsen, or its affiliates, increase their aggregate holdings in Tercica;
- supporting, recommending or endorsing any offer by any person or group to acquire more than 9.9% of the then-outstanding shares of Tercica common stock, where such person or group is not already the

beneficial owner of 9.9% of Tercica common stock or, in the case of a person or group who currently beneficially owns more than 9.9% of Tercica common stock, where such acquisition would increase the percentage beneficially owned by such person or group;

- creating any additional class or series of shares of stock or increasing the shares of any authorized class of stock, unless the same ranks junior to Tercica common stock with respect to liquidation and redemption rights and the payment of dividends;
- issuing or selling shares of Tercica capital stock or securities exercisable for or convertible into shares of Tercica capital stock, other than:
  - issuances or sales, used solely for working capital and research and development purposes, after the second anniversary of the date of the first closing that may not exceed $25,000,000 in any three-year period,
  - issuances or sales of Tercica capital stock, the proceeds of which are to be used to repay the convertible notes,
  - issuances or sales pursuant to options, warrants or other grants or purchase rights or shares to be issued after the date of the affiliation agreement to employees, directors or consultants of Tercica or its subsidiaries pursuant to plans or arrangements approved by the Board of Directors, or
  - issuances or sales pursuant to any rights or agreements outstanding as of the date of the affiliation agreement; and
- granting to any party or issue any security the terms of which contain any preemptive right.

Restrictions on Block Transfers; Compulsory Acquisition. Under the terms of the affiliation agreement, Ipsen is not permitted, without the prior written consent of Tercica, to sell, transfer or dispose of any shares of Tercica common stock to any person or persons known to Ipsen or its affiliate to be a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who would, to Ipsen's or its affiliate's knowledge, beneficially own more than 14.9% of Tercica's then-outstanding common stock. If at any time Ipsen and/or its affiliates beneficially own 90% or more of Tercica's outstanding common stock such that, upon all such common stock being held either by Ipsen (or an affiliate of Ipsen), Ipsen would be entitled to effect a short-form merger with Tercica in accordance with Delaware law, Ipsen will, or will cause its affiliate to, effect such a merger.

Regulated Purchase Period. During the period commencing with the one-year anniversary of the first closing under the stock purchase and master transaction agreement and expiring on the fourth anniversary of such date, Ipsen is not permitted, without Tercica's written consent, to take any action to effect, directly or indirectly, the acquisition of beneficial ownership by Ipsen of any additional shares of Tercica common stock from persons other than Tercica, other than certain permitted offers and acquisitions in connection with maintenance of Ipsen's percentage interest in Tercica, acquisitions by other stockholders and an increase in Ipsen's ownership position to at least 60% (subject to adjustment) of Tercica's outstanding common stock.

Voting Agreements

In connection with the entering into of the stock purchase and master transaction agreement with Ipsen, certain of Tercica's current and former directors and their affiliated entities, which held in the aggregate approximately 28.1% of Tercica's outstanding common stock as of March 31, 2008, entered into voting agreements with Ipsen and Suraypharm. These directors and their affiliated entities include all of Tercica's current directors (other than Messrs. Jean and Hasnain) as well as the entities affiliated with MPM Capital L.P., Prospect Management Co. II, LLC and Rho Capital Partners, Inc. These directors and their affiliated entities are referred to in this proxy statement as the "supporting stockholders."

Under the voting agreements, the supporting stockholders agreed to vote in favor of the transactions contemplated by the stock purchase and master transaction agreement. In addition, until such time as Ipsen is no longer entitled to designate at least one director to Tercica's Board of Directors pursuant to the terms of the affiliation agreement, the supporting stockholders have agreed to vote, and have granted an irrevocable proxy to certain representatives of Ipsen to vote, all shares of Tercica common stock legally or beneficially held by the supporting stockholders as follows:

- in favor of each director that Ipsen is then entitled to designate to Tercica's Board of Directors pursuant to the affiliation agreement (not including the additional independent director nominees Ipsen is entitled to nominate to Tercica's Board of Directors), and, to the extent necessary, withhold votes for all other nominees for director;
- in favor of the number of authorized directors to be set and remain at nine and against any change in such number, except as agreed between Tercica and Ipsen;
- against any proposal to remove any Ipsen designee from Tercica's Board of Directors that Ipsen is then entitled to designate to Tercica's Board of Directors pursuant to the affiliation agreement;
- for the approval of any transactions contemplated by the stock purchase and master transaction agreement and each of the agreements contemplated by the stock purchase and master transaction agreement, and in favor of any related matter presented for approval by Tercica's stockholders; and
- against the approval of any other action or contract that is intended to or could reasonably be expected to impede, interfere with, delay or discourage the transactions contemplated by the stock purchase and master transaction agreement and the agreements contemplated by the stock purchase and master transaction agreement.

Increlex™ License and Collaboration Agreement

Tercica and Ipsen entered into the Increlex™ license and collaboration agreement in connection with the first closing. The major provisions of that agreement are:

- Tercica has granted to Ipsen and its affiliates the exclusive right under Tercica's patents and know-how to develop and commercialize Increlex™ in all countries of the world except the United States, Japan, Canada, Taiwan and certain of the countries in the Middle East and North Africa, for all indications, other than treatment of central nervous system indications and diabetes indications.
- The collaboration is overseen by a Joint Steering Committee, consisting of an equal number of representatives of each of Tercica and Ipsen.
- The parties have agreed to engage in certain initial co-development activities for Increlex™ pursuant to an initial development plan, and Tercica is responsible for 60% of the development costs relating to such activities under the initial development plan, while Ipsen is responsible for the remaining 40%.
- Tercica is responsible for all regulatory affairs relating to obtaining the initial European Union marketing authorization, and Ipsen is responsible for regulatory affairs in all other countries of its territory.
- Tercica has agreed to manufacture and supply Increlex™ to Ipsen (through its third-party manufacturers) for Ipsen's clinical development needs at cost and for Ipsen's commercial needs at a per unit cost equal to 20% of the average net selling price in Ipsen's territory, and the parties would agree on the manufacture and supply of any improved product or combination product.
- In consideration of the rights granted to Ipsen under the Increlex™ license and collaboration agreement, Ipsen paid Tercica an upfront payment of €10,000,000 and in August 2007, upon obtaining marketing authorization of Increlex™ in the European Union for the target label, a milestone payment of €15,000,000. Ipsen will also pay Tercica royalties on a sliding scale from 15% to 25% of net sales in each country, depending on the annual net sales for Ipsen's territory.
- The Increlex™ license and collaboration agreement is effective on a product-by-product and country-by-country basis until the expiration of the royalty term with respect to such product in such

country. Upon expiration of the royalty term with respect to a given Increlex™ product, in a given country, Ipsen would be granted a fully paid-up, irrevocable and perpetual non-exclusive license under Tercica's patents and know how and trademarks with respect to such Increlex™ product. The Increlex™ license and collaboration agreement can be terminated by either party for the other party's uncured material breach or insolvency, and may be terminated by Tercica if Ipsen undergoes a change of control.

Somatuline® License and Collaboration Agreement

Tercica and Ipsen entered into the Somatuline® license and collaboration agreement in connection with the first closing. The major provisions of that agreement are:

- Ipsen has granted to Tercica and its affiliates the exclusive right under Ipsen's patents and know-how to develop and commercialize Somatuline® Depot in the United States and Canada (in Canada, the product is known as Somatuline® Autogel®), for all indications other than opthalmic indications.

- The collaboration is overseen by a Joint Steering Committee, consisting of an equal number of representatives of each of Tercica and Ipsen.

- Ipsen is solely responsible for the completion of its ongoing development at its cost with a view to obtaining marketing authorization in the target label in Tercica's territory. The parties have agreed to engage in certain initial co-development activities for Somatuline® Depot in Tercica's territory pursuant to an initial development plan, and Ipsen is responsible for 40% of the development costs relating to such activities under the initial development plan, while Tercica is responsible for the remaining 60% (provided that under certain conditions, this allocation may be different).

- Ipsen is solely responsible for all regulatory affairs related to obtaining regulatory authorization to sell Somatuline® Depot in Tercica's territory.

- Ipsen will manufacture and supply Somatuline® Depot to Tercica for Tercica's clinical needs at cost and for Tercica's commercial needs at a per unit cost equal to 20% of the average net selling price in Tercica's territory, and the parties would agree on the manufacture and supply of any improved product or combination product.

- In consideration of the rights granted to Tercica under the agreement, Tercica paid Ipsen upfront payments of $25,037,000, which Tercica satisfied through issuance of the first convertible note, and in September 2007, upon obtaining marketing authorization of Somatuline® Depot in the United States for the target label, a milestone payment of €30,000,000, which Tercica satisfied through the issuance of the second convertible note. Tercica will also pay Ipsen royalties on a sliding scale from 15% to 25% of net sales in each country, depending on the annual net sales for Tercica's territory.

- The Somatuline® license and collaboration agreement is effective on a product-by-product and country-by-country basis until the expiration of the royalty term with respect to such product in such country. Upon expiration of the royalty term with respect to a given Somatuline® Depot product, in a given country, Tercica would be granted a fully paid-up, irrevocable and perpetual non-exclusive license under Ipsen's patents and know how and trademarks with respect to such Somatuline® Depot product. The Somatuline® license and collaboration agreement can be terminated by either party for the other party's uncured material breach or insolvency, and may be terminated by Ipsen if Tercica undergoes a change of control.

PROPOSAL 1

ELECTION OF DIRECTORS

Tercica's Board of Directors currently consists of eight directors and one vacancy. At the 2007 Annual Meeting of Stockholders, Tercica's stockholders approved certain amendments to Tercica's charter documents to eliminate Tercica's classified Board of Directors and to provide that directors thereafter would be elected to one-year terms. However, the terms of the directors elected at and prior to the 2007 Annual Meeting of Stockholders were not affected by these amendments. Each of the directors elected at and prior to the 2007 Annual Meeting of Stockholders will continue to serve until his respective current term of office expires (other than Dennis Henner, who resigned from the Board in February 2007). Any new directors elected by the Board of Directors following the effectiveness of these amendments by reason of a vacancy, whether due to the death, resignation or removal of a director, or due to an increase in the size of the Board of Directors, will be elected only to serve for a one-year term expiring at the next annual meeting of stockholders and until his or her successor is elected and has qualified. Vacancies on Tercica's Board of Directors may be filled only by a majority of the remaining directors then in office (or by a sole remaining director). The current vacancy on the Board was created by the resignation of Jean-Luc Bélingard in October 2007. Mr. Bélingard was one of the two initial designees of Ipsen pursuant to the terms of the affiliation agreement described under "Collaboration with Ipsen" above. To date, Ipsen has not nominated a replacement designee to the Board of Directors as a result of Mr. Bélingard's resignation.

There are three directors whose term of office expires in 2008 and who are standing for election—Ross G. Clark, Ph.D., Faheem Hasnain and David L. Mahoney. Each of Dr. Clark, Mr. Hasnain and Mr. Mahoney are currently directors of Tercica. The Corporate Governance and Nominating Committee of the Board of Directors recommended to the Board of Directors that each of Dr. Clark, Mr. Hasnain and Mr. Mahoney be nominated for election at the Annual Meeting. Mr. Hasnain, who was elected to the Board on February 27, 2008 to fill the vacancy created by Dr. Henner's resignation from the Board, was originally recommended to serve on Tercica's Board of Directors by Karin Eastham, a member of Tercica's Board of Directors. If elected at the Annual Meeting, each of these nominees would serve for a one-year term expiring at the 2009 Annual Meeting of Stockholders and until his or her successor is elected and has qualified, or until the director's earlier death, resignation or removal. Tercica does not have a formal policy regarding its directors attendance at annual meetings of stockholders, but Tercica encourages its directors to attend annual meetings of stockholders. Each of Tercica's directors at the time attended the 2007 Annual Meeting of Stockholders, except for Mr. Bélingard.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The three nominees receiving the highest number of affirmative votes will be elected. Proxies may not be voted for more than three directors. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by the Corporate Governance and Nominating Committee of Tercica's Board of Directors, subject to Tercica's obligations under the affiliation agreement with Ipsen. Each person nominated for election has agreed to serve if elected, and Tercica has no reason to believe that any nominee will be unable to serve.

The following is a brief biography of each nominee and each director whose term will continue after the Annual Meeting.

Nominees for Election for a One-Year Term Expiring at the 2009 Annual Meeting

Ross G. Clark, Ph.D.

Dr. Ross G. Clark, age 57, has served as Tercica's Chief Technical Officer since May 2002 and as a member of Tercica's Board of Directors since December 2001. From December 2001 to August 2003, Dr. Clark served as Chairman of Tercica's Board of Directors. From December 2001 to February 2002, Dr. Clark served as Tercica's Chief Executive Officer and President. Dr. Clark founded Tercica Limited, Tercica's predecessor company in

New Zealand, in September 2000. Since September 1997, Dr. Clark has served as Professor of Endocrinology at the University of Auckland. From October 1997 to January 2000, Dr. Clark served as Chief Scientist for NeuronZ Limited, a New Zealand biotechnology company. In July 1999, Dr. Clark served as a board member of ViaLactia Biosciences (NZ) Ltd, a biotechnology subsidiary of the New Zealand Dairy Board. From 1990 to 1997, Dr. Clark served as a senior scientist for Genentech, Inc., a biotechnology company. Dr. Clark received his B.Sc., Dip.Sci. and Ph.D. degrees in veterinary physiology from Massey University, New Zealand.

Faheem Hasnain

Mr. Faheem Hasnain, age 49, has served as a member of Tercica's Board of Directors since February 2008. Mr. Hasnain has served as Executive Vice President, Oncology/Rheumatology Strategic Business Unit of Biogen Idec Inc., a biotechnology company, since October 2007. Prior to that, Mr. Hasnain served as Senior Vice President, Oncology Rheumatology Strategic Business Unit from February 2007 to October 2007 and as Senior Vice President, Oncology Strategic Business Unit from October 2004 to February 2007. Prior to that, Mr. Hasnain served as President, Oncology Therapeutics Network at Bristol-Myers Squibb from March 2002 to September 2004. From January 2001 to February 2002, Mr. Hasnain served as Vice President, Global eBusiness at GlaxoSmithKline and prior to 2000 served in key commercial and entrepreneurial roles within GlaxoSmithKline and its predecessor organizations, spanning global eBusiness, international commercial operations, sales and marketing. Mr. Hasnain received a B.H.K. and B.Ed. from the University of Windsor Ontario in Canada.

David L. Mahoney

Mr. David L. Mahoney, age 53, has served as a member of Tercica's Board of Directors since October 2004. Mr. Mahoney served as co-Chief Executive Officer of McKesson HBOC, Inc., a supply, information and care management products and services company, and Chief Executive Officer of iMcKesson LLC, a healthcare information and connectivity company, from July 1999 to February 2001. He joined McKesson Corporation in 1990 as Vice President for Strategic Planning. From 1981 to 1990, Mr. Mahoney was a principal with McKinsey & Company, a management consulting firm. Mr. Mahoney also serves on the Board of Directors of Corcept Therapeutics, a pharmaceutical company, and Symantec Corporation, an information and security software and applications company. Mr. Mahoney has a B.A. degree in English from Princeton University and an M.B.A. from Harvard University.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH NAMED NOMINEE

Directors Continuing in Office Until the 2009 Annual Meeting

Alexander Barkas, Ph.D.

Dr. Alexander Barkas, age 60, has served as Chairman of Tercica's Board of Directors since August 2003 and has served as a member of Tercica's Board of Directors since May 2002. Since June 1997, Dr. Barkas has served as a managing member of Prospect Management Co., LLC, a venture capital management company. From 1991 to 1997, he was a partner at Kleiner Perkins Caufield & Byers, a venture capital management company. From 1994 to 1995, he served as Chairman of the board of directors of Connetics Corporation, a pharmaceutical company. From 1993 to 1994, Dr. Barkas also served as Chief Executive Officer and President of Connetics Corporation. Dr. Barkas served as Chief Executive Officer of Geron Corporation, a biotechnology company, from 1992 to 1993, and has been Geron Corporation's Chairman of the board of directors since 1993. From 1989 to 1991, Dr. Barkas was a founder and served as the Chief Executive Officer of BioBridge Associates, a health care consulting firm. He currently serves as a director for Geron Corporation and Amicus Therapeutics, Inc., a biopharmaceutical company. Dr. Barkas received his B.A. degree in biology from Brandeis University and his Ph.D. in biology from New York University.

Mark Leschly

Mr. Mark Leschly, age 39, has served as a member of Tercica's Board of Directors since July 2003. Since July 1999, Mr. Leschly has been a managing partner with Rho Capital Partners, Inc., an investment and venture capital management company. From 1994 to July 1999, Mr. Leschly was an associate and then a general partner of Healthcare Ventures L.L.C., a venture capital management company. From 1991 to 1993, Mr. Leschly served as a consultant for McKinsey & Company, a management consulting company. Mr. Leschly is currently a director of Verenium Corporation, an alternative energy company, Senomyx, Inc., a biotechnology company, and NitroMed, Inc., a biotechnology company. He received his B.A. degree in history from Harvard University and his M.B.A. from the Stanford Graduate School of Business.

Directors Continuing in Office Until the 2010 Annual Meeting

John A. Scarlett, M.D.

Dr. John A. Scarlett, age 57, has served as Tercica's Chief Executive Officer and as a member of Tercica's Board of Directors since February 2002. From February 2002 until February 2007, Dr. Scarlett also served as Tercica's President. From March 1993 to May 2001, Dr. Scarlett served as President and Chief Executive Officer of Sensus Drug Development Corporation, a development stage pharmaceutical company. In 1995, he co-founded Covance Biotechnology Services, Inc., a biotechnology contract manufacturing company, and served as a member of its board of directors from inception to 2000. From 1991 to 1993, Dr. Scarlett headed the North American Clinical Development Center and served as Senior Vice President of Medical and Scientific Affairs at Novo Nordisk Pharmaceuticals, Inc., a wholly owned subsidiary of Novo Nordisk A/S, a pharmaceutical company. From 1985 to 1990, Dr. Scarlett served as Vice President, Clinical Affairs and headed the clinical development group at Greenwich Pharmaceuticals, Inc., a pharmaceutical company. From 1982 to 1985, Dr. Scarlett served as Associate Director and, subsequently, as Director, of Medical Research and Services at Ortho-McNeil Pharmaceuticals, a wholly owned subsidiary of Johnson & Johnson. Dr. Scarlett received his B.A. degree in chemistry from Earlham College and his M.D. from the University of Chicago, Pritzker School of Medicine.

Karin Eastham

Ms. Karin Eastham, age 58, has served as a member of Tercica's Board of Directors since December 2003. Since May 2004, Ms. Eastham has been Executive Vice President and Chief Operating Officer, and as a member of the Board of Trustees, of the Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From April 1999 to May 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa Corporation, a genomic technology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, from 1976 to 1988. Ms. Eastham also serves as a director for Amylin Pharmaceuticals, Inc., Illumina, Inc., and SGX Pharmaceuticals, Inc. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

Christophe Jean

Mr. Christophe Jean, age 52, has served as a member of Tercica's Board of Directors since October 2006. Since May 2003, Mr. Jean has served as Executive Vice President and Chief Operating Officer of Ipsen. Mr. Jean joined Ipsen in September 2002, and was initially in charge of creating Ipsen's strategic planning and strategic marketing departments. From 2000 until September 2002, Mr. Jean served as Chairman and Chief Executive Officer of Pierre Fabre Mdicament, S.A., a pharmaceutical company. Prior to that, Mr. Jean served in various capacities with Ciba-Geigy AG and then with Novartis Pharma AG after the merger of Ciba-Geigy and Sandoz AG. Mr. Jean is also a director of ExonHit Therapeutics S.A. (France). Mr. Jean received an M.B.A. from Harvard University.

Independence of the Board of Directors

The NASDAQ Stock Market listing standards require that a majority of the members of a listed company's Board of Directors qualify as "independent," as affirmatively determined by the Board of Directors. After review of all relevant transactions or relationships between each director, or any of his or her family members, and Tercica, its senior management and its independent registered public accounting firm, Tercica's Board of Directors has affirmatively determined that each of Dr. Barkas, Ms. Eastham, Mr. Hasnain, Mr. Leschly and Mr. Mahoney is an independent director within the meaning of the applicable NASDAQ listing standards. Each member of Tercica's Compensation Committee and Corporate Governance and Nominating Committee is independent (as independence is currently defined in Rule 4200(c)(15) of the NASDAQ listing standards) and each member of the Audit Committee is independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards).

Information Regarding the Board of Directors and its Committees

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Strategic Planning Committee. Each of these committees has a written charter approved by Tercica's Board of Directors. The following table provides membership and meeting information for fiscal 2007 for each of the Board of Directors committees:

Name	Audit	Compensation	Corporate Governance	Strategic Planning
Alexander Barkas, Ph.D.			X	X*
Jean-Luc Bélingard (1)				X
Karin Eastham	X*		X	
Dennis Henner, Ph.D.(2)		X*		X
Christophe Jean				X
Mark Leschly(3)	X	X	X	
David L. Mahoney	X	X		
John A. Scarlett, M.D.				X
Total meetings in fiscal year 2007	5	3	2	1

* Committee Chairperson

(1) Mr. Bélingard resigned form Tercica's Board of Directors effective October 1, 2007.

(2) Dr. Henner resigned from Tercica's Board of Directors effective February 27, 2008. On February 27, 2008, the Board, upon recommendation of the Corporate Governance and Nominating Committee, elected Mr. Hasnain to fill the vacancy created by Dr. Henner's resignation. Mr. Hasnain was also appointed to serve on the Audit Committee and Compensation Committee in connection with his election to the Board.

(3) In connection with Mr. Hasnain's appointment to the Audit Committee in February 2008, Mr. Leschly stepped down as a member of the Audit Committee and was appointed Chair of the Compensation Committee.

Below is a description of each standing committee of Tercica's Board of Directors. Tercica's Board of Directors has determined that each member of the Audit, Compensation Committees and Corporate Governance and Nominating Committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to Tercica.

Audit Committee

The Audit Committee of the Board of Directors oversees Tercica's corporate accounting and financial reporting processes and audits of Tercica's financial statements. For this purpose, the Audit Committee performs several functions. In particular, the Audit Committee:

- appoints, retains and determines the compensation for Tercica's independent registered public accounting firm;

- reviews and approves the retention of Tercica's independent registered public accounting firm to perform any proposed permissible non-audit services;
- oversees and monitors:
  - the integrity of Tercica's financial statements,
  - Tercica's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters,
  - the qualifications, independence and performance of Tercica's independent registered public accounting firm, and
  - Tercica's internal accounting and financial controls;
- provides the Board of Directors with the results of its monitoring and recommendations, as well as additional information and materials as it deems necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors;
- oversees compliance with Tercica's Code of Business Conduct and Ethics for Tercica's directors, officers and other employees relating to matters of internal accounting controls, disclosure controls or auditing matters;
- confers with management and Tercica's independent registered public accounting firm regarding the effectiveness of Tercica's internal control over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Tercica regarding accounting, internal accounting controls or auditing matters and procedures for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
- meets to review Tercica's annual audited financial statements and quarterly unaudited financial statements with management and Tercica's independent registered public accounting firm, including reviewing Tercica's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Three directors currently comprise the Audit Committee: Ms. Eastham, Mr. Hasnain and Mr. Mahoney. From January 2007 to February 2008, the Audit Committee was comprised of Ms. Eastham, Mr. Leschly and Mr. Mahoney. Mr. Hasnain joined the Audit Committee upon his election to the Board in February 2008. The Audit Committee has adopted a written charter that is available to stockholders in the Corporate Governance section of Tercica's website at *http://investor.tercica.com/governance/index.cfm*. Tercica's Board of Directors has reviewed the NASDAQ listing standards definition of independence for audit committee members and has determined that all members of Tercica's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). Tercica's Board of Directors has also determined that Ms. Eastham qualifies as an "audit committee financial expert," as defined in applicable SEC rules.

Report of the Audit Committee of the Board of Directors(1)

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2007 with Tercica's management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board or PCAOB, in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1, (*Independence Discussions with Audit Committees*), as adopted by the PCAOB in Rule 3600T and has discussed with the independent accountants the independent accountants' independence. Based on the foregoing, the Audit Committee has recommended to Tercica's Board of Directors that the audited financial statements be included in Tercica's Annual Report in Form 10-K for the fiscal year ended December 31, 2007. The Audit Committee has also retained, subject to stockholder ratification described in Proposal 2, Ernst & Young LLP as Tercica's independent registered public accounting firm for the fiscal year ending December 31, 2008.

AUDIT COMMITTEE

Karin Eastham, Chair
Faheem Hasnain
David L. Mahoney

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Tercica under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that Tercica specifically incorporates this report by reference in any such filing.

Compensation Committee

The Compensation Committee of Tercica's Board of Directors approves and evaluates the overall compensation plans, policies and programs for Tercica. Among other things, the Compensation Committee:

- reviews and makes recommendations to the Board of Directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;
- reviews and makes recommendations to Tercica's Board of Directors for the Chief Executive Officer and reviews and approves for Tercica's other executive officers, the following:
  - annual base salary,
  - annual incentive bonus, including the specific goals and amount,
  - equity compensation,
  - employment agreements, severance arrangements, and change in control agreements and provisions, and
  - any other benefits, compensation, compensation policies or arrangements;
- reviews and makes recommendations to the Board of Directors regarding the compensation policy for such other officers as directed by the Board of Directors; and
- administers Tercica's current stock plans and makes recommendations to the Board of Directors with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other plans proposed for adoption.

Three directors currently comprise the Compensation Committee: Mr. Hasnain, Mr. Leschly and Mr. Mahoney. From January 2007 to February 2008, the Compensation Committee was comprised of

Dr. Henner, Mr. Leschly and Mr. Mahoney. In February 2008, Dr. Henner resigned from the Board of Directors and all committees thereof and Mr. Hasnain was appointed to the Compensation Committee upon his election to the Board of Directors. All members of Tercica's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Compensation Committee has adopted a written charter that is available to stockholders in the Corporate Governance section of Tercica's website at *http://investor.tercica.com/governance/index.cfm*.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets three times annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the head of the Human Resources group and the Chief Executive Officer. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. The Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used by Tercica to assist in the evaluation of executive officer compensation and has the sole authority to approve the consultant's fees and other retention terms. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. To date, the Compensation Committee has not delegated authority to any such subcommittees. The Board of Directors has delegated to Tercica's Chief Executive Officer the authority to grant stock options to employees below the level of vice president as long as such grants are below 25,000 shares. Such stock options are granted upon an employee's first day of employment with Tercica.

During 2007 and 2008, the Compensation Committee engaged Towers Perrin, a compensation and benefits consulting expert, to supply information regarding compensation of executive officers and directors. The compensation and benefits consulting expert was generally known to members of the Compensation Committee as a recognized top-tier independent compensation consultant. The work that Towers Perrin performed for the Compensation Committee for 2007 and 2008 is discussed under the caption "Executive Compensation—Compensation Discussion and Analysis."

Historically, the Compensation Committee has made the most significant adjustments to annual compensation and determined bonus and stock incentive awards at one or more meetings held during the first quarter of the year; however, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires and promotions, at various meetings throughout the year. The Compensation Committee's process comprises the determination of executive officers' compensation levels, and the Compensation Committee makes a recommendation to the Board of Directors regarding the compensation level for Tercica's Chief Executive Officer. For executives other than the Chief Executive Officer, the Compensation Committee typically solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, an initial evaluation of his performance is conducted by the Compensation Committee, which recommends to the Board of Directors any adjustments to his compensation as well as any awards to be granted. The Compensation Committee also periodically reviews the level and form of director compensation. Any changes to director compensation are proposed by the Compensation Committee, with the input of Tercica's Chief Executive Officer, to the Board of Directors for consideration and approval. In April 2008, following the recommendation of the Compensation Committee with input from Tercica's Chief Executive Officer, the Board approved changes to the level and form of director compensation, effective April 1, 2008, as described in more detail under "Compensation of Directors." For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data and performance, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the independent compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant. In the case of director compensation, the Compensation Committee considers both direct and indirect forms of compensation.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2007 and fiscal 2008 are described in greater detail under the caption "Executive Compensation—Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

In 2007, three directors comprised Tercica's Compensation Committee: Dr. Henner, Mr. Leschly and Mr. Mahoney. Upon Dr. Henner's resignation from Tercica's Board of Directors in February 2008, Mr. Hasnain was appointed to the Board of Directors and the Compensation Committee. No member of the Compensation Committee is or was formerly an officer or employee of Tercica. None of Tercica's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on Tercica's Board of Directors or Compensation Committee.

Compensation Committee Report(1)

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into Tercica's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

COMPENSATION COMMITTEE

Mark Leschly, Chair
Faheem Hasnain
David L. Mahoney

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Tercica under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that Tercica specifically incorporates this report by reference in any such filing.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of Tercica's Board of Directors is responsible for, among other things:

- reviewing the Board of Directors structure, composition and practices, and making recommendations on these matters to the Board of Directors;
- reviewing, soliciting and making recommendations to the Board of Directors and the stockholders with respect to candidates for election to the Board of Directors;
- overseeing compliance with Tercica's Code of Business Conduct and Ethics for Tercica's directors, officers and other employees relating to matters other than internal accounting controls, disclosure controls or auditing matters;
- overseeing and monitoring Tercica's compliance with legal and regulatory requirements, except as compliance relates to financial statements or accounting matters; and
- reviewing with management any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues with respect to all matters other than with respect to Tercica's financial statements or accounting policies.

Three directors currently comprise the Corporate Governance and Nominating Committee: Dr. Barkas, Ms. Eastham and Mr. Leschly. All members of the Corporate Governance and Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Corporate Governance and Nominating Committee has adopted a written charter that is available to stockholders in the Corporate Governance section of Tercica's website at *http://investor.tercica.com/governance/index.cfm.*

The Corporate Governance and Nominating Committee is responsible for the recruitment of new Board members. Invitations to join the Board of Directors are extended by the Chairman of the Board of Directors on behalf of the entire Board. With respect to Board qualifications, the Corporate Governance and Nominating Committee takes into consideration: applicable laws and regulations (including those of NASDAQ), skills, experience, integrity, ability to make independent analytical inquiries, understanding of Tercica's business and business environment, willingness to devote adequate time and effort to Board responsibilities, diversity, age and other relevant factors that vary depending on the specific needs of the Board of Directors at any particular time. In addition, under the affiliation agreement with Ipsen, nominees for director who are neither members of management nor Ipsen designees must be independent for NASDAQ purposes, based upon NASDAQ listing standards, and must have an outstanding reputation for personal integrity and distinguished achievement in areas relevant to Tercica's business. The Corporate Governance and Nominating Committee reviews candidates for director in the context of the then-current composition, skills and expertise of the Board of Directors, Tercica's operating requirements and its obligations under the affiliation agreement with Ipsen, and the interests of stockholders. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee discusses such directors and makes a recommendation to the Board of Directors regarding their being nominated for election to the Board of Directors, including based on whether such directors are required to be nominated for election to the Board of Directors pursuant to the terms of the affiliation agreement with Ipsen. In the case of new director candidates, the Corporate Governance and Nominating Committee determines whether nominees must be independent for NASDAQ purposes, based upon NASDAQ listing standards and applicable SEC rules and regulations, and whether nominees meet the criteria set forth under the affiliation agreement with Ipsen. The Corporate Governance and Nominating Committee then identifies potential candidates, for which purpose it may, if it deems appropriate, engage a professional search firm. To date, Tercica has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the functions and needs of the Board of Directors and Tercica's obligations under the affiliation agreement with Ipsen. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications. The Committee, Chief Executive Officer and Chairman then interview candidates that the Corporate Governance and Nominating Committee believes have the requisite background, before recommending a nominee to the Board of Directors, which will then vote on the nominee.

The Corporate Governance and Nominating Committee will consider, but not necessarily recommend to the Board of Directors, director candidates recommended by stockholders. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate was recommended by a stockholder or not. However, Ipsen has certain rights with respect to the nomination of directors pursuant to the terms of the affiliation agreement with Ipsen as described elsewhere in this proxy statement. Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation by certified mail only, c/o the Chairman or Secretary, at the following address: Tercica, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, CA 94005. Recommendations must be delivered no sooner than 120 and no later than 90 days prior to the anniversary date of the mailing of Tercica's proxy statement for the last annual meeting of stockholders. Tercica intends to mail this proxy statement on or about April 30, 2008, to all stockholders of record entitled to vote at the Annual Meeting. Accordingly, for the 2009 Annual Meeting of Stockholders, your recommendation must be received not later than the close of business on January 30, 2009, nor earlier than the close of business on December 31, 2008. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Tercica's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. To date, the Corporate Governance and Nominating Committee has not received a timely recommended director nominee from a stockholder or stockholders holding more than 5% of Tercica's voting stock other than pursuant to Ipsen's designation rights under the affiliation agreement with Ipsen.

Strategic Planning Committee

The Strategic Planning Committee of Tercica's Board of Directors was established in October 2006. Three directors currently comprise the Strategic Planning Committee: Dr. Barkas, Mr. Jean and Dr. Scarlett. From January 2007 to October 2007, five directors comprised the Strategic Planning Committee: Dr. Barkas, Mr. Bélingard, Dr. Henner, Mr. Jean and Dr. Scarlett, and from October 2007 to February 2008, four directors comprised the Strategic Planning Committee: Dr. Barkas, Dr. Henner, Mr. Jean and Dr. Scarlett. In October 2007 and February 2008, Mr. Bélingard and Dr. Henner, respectively, resigned from the Board of Directors and all committees thereof. The Strategic Planning Committee is responsible for, among other things:

- reviewing all strategic issues affecting Tercica with regard to research and development, industrial, manufacturing, commercial and financial matters, as well as all alliances and partnerships;
- reviewing and recommending to the Board of Directors an annual three-year strategic plan;
- reviewing Tercica's operating plans and allocation of resources and its relationship to Tercica's strategic plans, and making recommendations thereto;
- reviewing any major investment, asset sale, restructuring, alliance or partnership project; and
- submitting reports, proposals and recommendations to the Board with respect to the foregoing.

Meetings of the Board of Directors

The Board of Directors met nine times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively.

Stockholder Communications With the Board of Directors

Tercica's Board of Directors has adopted a formal process by which stockholders may communicate with the Board of Directors or any of its individual directors. Stockholders may send written communications to the Board of Directors or any of the directors, by certified mail only, c/o Chairman or Secretary, Tercica, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, CA 94005. All such written communications will be compiled by the Chairman or Secretary of Tercica and submitted to the full Board, or the individual directors, as the case may be, within a reasonably timely period.

Code of Business Conduct and Ethics

Tercica's Code of Business Conduct and Ethics (which includes code of ethics provisions applicable to Tercica's directors, principal executive officer and principal financial officer) is available in the Corporate Governance section of Tercica's website *at http://investor.tercica.com/governance/index.cfm*. Tercica intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics by posting such information on its website at the address and the location specified above. Copies of Tercica's Code of Business Conduct and Ethics are also available without charge by contacting Tercica's Investor Relations department at (650) 624-4949.

Proxy

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as Tercica's independent registered public accounting firm for the fiscal year ending December 31, 2008, and the Board of Directors has directed management to submit the selection of Ernst & Young LLP as Tercica's independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited Tercica's financial statements since its inception in 2000. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither Tercica's amended and restated bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as Tercica's independent registered public accounting firm. However, the Board of Directors, on behalf of the Audit Committee, is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Tercica and its stockholders.

Stockholder approval of this Proposal 2 requires a "For" vote from at least a majority of the shares represented and voting either in person or by proxy at the Annual Meeting on this Proposal 2 (which shares voting "For" also constitute at least a majority of the required quorum).

ON BEHALF OF THE AUDIT COMMITTEE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2

Principal Accountant Fees and Services

The following table represents aggregate fees billed to Tercica for the fiscal years ended December 31, 2007 and 2006, by Ernst & Young LLP, Tercica's independent registered public accounting firm:

	Fiscal Year Ended December 31,	
	2007	2006
Audit Fees (1)	$724,000	$916,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	4,000	45,000
All Other Fees (4)	—	—
Total Fees	$728,000	$961,000

(1) Audit Fees. Consists of fees billed for professional services rendered for the audit of Tercica's financial statements and review of the interim financial statements included in quarterly reports, and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. Fiscal 2006 audit fees have been revised to reflect additional fees billed by Ernst & Young LLP after Tercica's proxy statement for the 2007 Annual Meeting of Stockholders was filed with the SEC on April 18, 2007.

(2) Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Tercica's financial statements and are not reported under "Audit Fees." There were no audit-related fees billed to Tercica for services rendered during fiscal 2007 and fiscal 2006.

(3) Tax Fees. Consists of fees billed for professional services for federal and state tax compliance, tax planning and tax advice, which consists of technical tax consulting. During fiscal 2007, the service was for federal tax compliance. During fiscal 2006, these services included federal and state tax compliance, tax planning and tax advice.

(4) All Other Fees. Consists of fees for products and services other than the services described above. During fiscal 2007 and fiscal 2006, Ernst & Young LLP did not provide any such products or services to Tercica.

All fees described above were pre-approved by the Audit Committee in accordance with the Audit Committee pre-approval policies and procedures.

Pre-Approval Policies and Procedures

Tercica's Audit Committee, or the Audit Committee chairperson, pre-approves all audit and permissible non-audit services provided by Ernst & Young LLP, Tercica's independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Prior to engaging Ernst & Young LLP to render an audit or permissible non-audit service, the Audit Committee, or the Audit Committee chairperson, specifically approves the engagement of Ernst & Young LLP to render that service. When the Audit Committee chairperson pre-approves any services, the Audit Committee is advised immediately and at its next scheduled meeting, the Audit Committee ratifies any services pre-approved by the Audit Committee chairperson. Accordingly, Tercica does not engage Ernst & Young LLP to render audit or permissible non-audit services pursuant to pre-approval policies and procedures or otherwise, unless the engagement to provide such services has been approved by Tercica's Audit Committee, or the Audit Committee chairperson, in advance. Tercica's Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the principal accountant's independence.

PROPOSAL 3

APPROVAL OF THE TERCICA, INC. AMENDED AND RESTATED 2004 STOCK PLAN

Tercica is requesting that stockholders approve the adoption of the Tercica, Inc. Amended and Restated 2004 Stock Plan, also referred to as the Amended 2004 Plan, which was adopted by Tercica's Board of Directors on February 26, 2008, subject to stockholder approval. The Amended 2004 Plan was adopted as an amendment and restatement of the Tercica, Inc. 2004 Stock Plan, also referred to as the Current 2004 Plan, which was adopted by Tercica's Board of Directors in September 2003 and was subsequently approved by Tercica's stockholders. The Current 2004 Plan was amended in September 2006 to effect certain technical amendments to the Current 2004 Plan and was further amended in February 2008 to permit the grant of restricted stock units. Prior to such February 2008 amendment, the Current 2004 Plan provided for the grant of restricted stock awards but not restricted stock unit awards.

The Amended 2004 Plan was adopted, subject to stockholder approval, to effect the following changes to the Current 2004 Plan:

- increase the limitation by which the share reserve under the Amended 2004 Plan may be automatically increased each year from 1,250,000 shares to a maximum of 1,750,000 shares;
- limit the maximum number of shares that may be issued upon the exercise of incentive stock options under the Amended 2004 Plan to 50,000,000 shares;
- permit shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award to become available for issuance under the Amended 2004 Plan;
- revise the formula grants in effect for continuing outside directors at each annual meeting of stockholders, beginning with this Annual Meeting, as follows:
  - increase the number of options granted automatically to the Chairman of the Board at each annual meeting from 22,500 shares to 26,668 shares;
  - increase the number of options granted automatically to all outside directors except the Chairman of the Board at each annual meeting from 11,250 shares to 13,334 shares;
  - automatically grant restricted stock units covering 6,666 shares to the Chairman of the Board at each annual meeting of stockholders; and
  - automatically grant restricted stock units covering 3,333 shares to all outside directors except the Chairman of the Board at each annual meeting of stockholders;
- extend the termination date of the Amended 2004 Plan to February 25, 2018; and
- effect various technical amendments to facilitate administration of the Amended 2004 Plan, and maintain its compliance with applicable law and regulations.

The Board adopted the Amended 2004 Plan to ensure that Tercica will have a sufficient number of shares to continue to utilize a broad array of equity incentives for securing and retaining the services of Tercica's employees, consultants, and directors, and providing incentives for such persons to exert maximum efforts toward Tercica's success. By providing a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of Tercica common stock through the grant of stock awards, the Board seeks to align the compensation and interests of those individuals with Tercica's stockholders. The proposed amendments to the formula awards to outside directors as set forth in the Amended 2004 Plan are essential to Tercica's continuing efforts to attract and retain qualified and experienced individuals to serve as members of the Board at a time when their responsibilities and obligations are increasing as a result of continuing changes in the law.

Stockholder approval of this Proposal 3 requires a "For" vote from at least a majority of the shares represented and voting either in person or by proxy at the Annual Meeting on this Proposal 3 (which shares voting "For" also constitute at least a majority of the required quorum). Should Tercica's stockholders fail to approve the Amended 2004 Plan, the Current 2004 Plan will continue to remain in effect.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3

The terms and provisions of the Amended 2004 Plan are summarized below. This summary, however, does not purport to be a complete description of the Amended 2004 Plan. The Amended 2004 Plan has been filed with the SEC as an Appendix to this proxy statement and may be accessed from the SEC's website at www.sec.gov. The following summary is qualified in its entirety by reference to the complete text of the Amended 2004 Plan. Any stockholder that wishes to obtain a copy of the actual plan document may do so by written request to: Secretary, Tercica, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, CA 94005.

The following is a summary of the material features of the Amended 2004 Plan.

General

The Amended 2004 Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock purchase rights, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance units and performance shares (collectively, the "stock awards"). Incentive stock options granted under the Amended 2004 Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Nonstatutory stock options granted under the Amended 2004 Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of stock awards. The Amended 2004 Plan also provides for the automatic and non-discretionary grant of stock options and restricted stock units to outside directors over their period of service on Tercica's Board (see "Formula Awards to Outside Directors" below).

Purpose

Tercica's Board adopted the Amended 2004 Plan to provide a means to attract and retain the services of Tercica's employees, directors, and consultants, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of Tercica common stock through the grant of stock awards, thereby aligning compensation and interests of those individuals with Tercica's stockholders.

Administration

The Board administers the Amended 2004 Plan. Subject to the provisions of the Amended 2004 Plan, the Board has the broad authority to: (a) select individuals to whom stock awards may be granted; (b) determine the terms and conditions of any stock award; (c) determine the number of shares of common stock covered by each stock award; (d) cancel and re-grant outstanding stock awards or reduce the exercise price of any outstanding stock award; and (e) modify or amend each stock award. In addition, the Board may (a) construe and interpret the terms of the Amended 2004 Plan and awards granted thereunder; (b) prescribe, amend and rescind rules and regulations relating to the Amended 2004 Plan; and (c) make all other determinations necessary or advisable for administering the Amended 2004 Plan. However, all automatic and non-discretionary grants of stock options and restricted stock units to outside directors are made in strict compliance with the express provisions of the Amended 2004 Plan.

Tercica's Board has the authority to delegate some or all of the administration of the Amended 2004 Plan to a committee of the Board. Such a committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. As used herein with respect to the Amended 2004 Plan, the "Board" refers to the

Board itself as well as any committee appointed by Tercica's Board. For this purpose, a "non-employee director" generally is a director who does not receive remuneration from Tercica other than compensation for service as a director (except for amounts not in excess of specified limits provided by Rule 16b-3 under the Exchange Act). An "outside director" generally is a director who is neither a current or former officer of Tercica nor a current employee of Tercica, does not receive any remuneration from Tercica other than compensation for service as a director, and is not employed by and does not have ownership interests in an entity that receives remuneration from Tercica (except within specified limits applicable under regulations issued pursuant to Section 162(m) of the Code).

Eligibility

Incentive stock options may be granted under the Amended 2004 Plan only to Tercica's employees (including officers). Tercica's employees (including officers), non-employee directors, and consultants are eligible to receive all other types of stock awards under the Amended 2004 Plan. All of Tercica's approximately 140 employees and directors are eligible to participate in the Amended 2004 Plan. However, the grant of automatic and non-discretionary stock awards to outside directors is currently limited to the six non-employee directors.

No incentive stock option may be granted under the Amended 2004 Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of Tercica's total combined voting power, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Amended 2004 Plan and any of Tercica's other equity plans) may not exceed $100,000 (any excess of such amount will be treated as nonstatutory stock options).

No person may be granted an option to purchase more than 500,000 shares of common stock during any fiscal year under the Amended 2004 Plan. However, an additional option to purchase 250,000 shares may be granted to a person in connection with his or her initial service as an employee. Stockholder approval of this Proposal will also constitute re-approval of the foregoing limits for purposes of Section 162(m) of the Code. This limitation assures that any deductions to which Tercica would otherwise be entitled either upon the exercise of stock options granted under the Amended 2004 Plan or upon the subsequent sale of the shares acquired under those stock options, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Shares Subject to the Amended 2004 Plan

Subject to this Proposal, the maximum number of shares of Tercica common stock available for issuance under the Amended 2004 Plan is 7,315,540 shares, subject to the automatic increases described in the paragraph below. This share reserve consists of (a) the number of shares remaining available for issuance under Tercica's 2002 Executive Stock Plan and 2002 Stock Plan (the "2002 Plans") as of the effective date of the Current 2004 Plan; (b) the shares returned to the 2002 Plans prior to February 25, 2008 as a result of termination of options or repurchases of shares issued under the 2002 Plans; and (c) an aggregate of 4,733,834 shares added on the first day of each of Tercica's fiscal years beginning in 2005 though 2008 pursuant to the automatic annual increase provision of the Current 2004 Plan.

In addition, subject to this Proposal, the number of shares of Tercica common stock available for issuance under the Amended 2004 Plan will automatically increase (a) by the shares returned to the 2002 Plans on or after February 26, 2008 as a result of termination of options or repurchases of shares issued under the 2002 Plans and (b) by the number of shares determined pursuant to the automatic annual increase provision of the Amended 2004 Plan. The automatic annual increase provision of the Amended 2004 Plan provides that, on the first day of Tercica's fiscal year beginning in 2009, and continuing through and including 2018, the number of shares of

Tercica common stock available for issuance under the Amended 2004 Plan will automatically increase by the least of (a) 1,750,000 shares, (b) 4% of the outstanding shares on each applicable date, or (c) such lesser number determined by the Board. Under the Current 2004 Plan, the automatic annual increase was the least of (a) 1,250,000 shares, (b) 4% of the outstanding shares on the first day of each fiscal year, or (c) such lesser number determined by the Board, with such automatic increases to continue until 2013.

If stock awards granted under the Amended 2004 Plan expire or otherwise terminate without being exercised in full, or surrendered pursuant to a cancel and re-grant program, the shares of common stock not acquired pursuant to those awards again become available for subsequent issuance under the Amended 2004 Plan. Shares issued pursuant to restricted stock, restricted stock units, performance units, or performance shares will become available for future grant if they are forfeited to or repurchased by Tercica due to a failure to vest. If the exercise price or tax withholding obligations are satisfied by tendering shares of common stock held by a participant, the number of shares so tendered will become available for subsequent issuance under the Amended 2004 Plan. Upon payment in shares pursuant to exercise of a stock appreciation right, the number of shares available for issuance under the Amended 2004 Plan will be reduced only by the number of shares actually issued in such payment. Notwithstanding the foregoing, the maximum number of shares that may be issued upon the exercise of incentive stock options is 50,000,000 shares. The Current 2004 Plan did not allow shares tendered to satisfy the exercise price or the tax withholding obligations to be returned to the plan, nor did it have a limit on the shares that may be issued upon the exercise of incentive stock options.

As of March 31, 2008, 5,925,020 shares of Tercica common stock were subject to outstanding options under the Current 2004 Plan, 200,205 shares of Tercica common stock were subject to restricted stock units under the Current 2004 Plan, and approximately 1,129,379 shares of Tercica common stock (plus any shares that might in the future be returned to the Current 2004 Plan as a result of the cancellation or expiration of stock awards) remained available for future issuance under the Amended 2004 Plan.

Terms of Options

Options may be granted under the Amended 2004 Plan pursuant to stock option agreements adopted by the Board. The following is a description of the permissible terms of options under the Amended 2004 Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 100% of the fair market value of the stock on the date of grant. The fair market value per share on any particular date under the Amended 2004 Plan is the closing sales price per share on such date reported on the NASDAQ Global Market.

Consideration. The exercise price of options granted under the Amended 2004 Plan may, at the discretion of the Board, be paid (a) by cash or check; (b) by promissory note; (c) by delivery of other shares of common stock; (d) pursuant to a cashless exercise program; (e) by a reduction in the amount of any liability owed to the participant; (f) by any combination of the foregoing; or (g) by other consideration permitted by applicable laws.

Vesting. Options granted under the Amended 2004 Plan may become exercisable in cumulative increments, or "vest," as determined by the Board. Vesting typically will occur during the participant's continued service with Tercica, whether such service is performed in the capacity of an employee, director, or consultant (collectively, "service") and regardless of any change in the capacity of the service performed or upon achievement of certain performance goals determined by the Board. Shares covered by different options granted under the Amended 2004 Plan may be subject to different vesting terms. Unless otherwise determined by the Board, vesting of stock awards is suspended during unpaid leaves of absence.

Term. The maximum term of options granted under the Amended 2004 Plan is 10 years, except that in certain cases (see "Eligibility" above) the maximum term is five years.

Termination of Service. Options under the Amended 2004 Plan generally terminate three months after termination of a participant's service unless (a) termination is due to the participant's disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of termination; (b) termination is due to the participant death, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant's death) within 12 months of the participant's death by the person or persons to whom the rights to such option have passed; or (c) the option by its terms specifically provides otherwise. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. Unless the Board determines otherwise, a participant in the Amended 2004 Plan may not transfer an option other than by will or by the laws of descent and distribution. During the lifetime of a participant, only the participant may exercise an option. A participant may also designate a beneficiary who may exercise an option following the participant's death.

Terms of Stock Purchase Rights

Stock purchase rights may be granted under the Amended 2004 Plan pursuant to stock purchase right agreements adopted by the Board. Individual stock purchase right agreements may be more restrictive as to any or all of the permissible terms described below. Stock purchase rights may be granted as stand-alone stock awards or in tandem with other stock awards.

Sale of Shares. The Board may sell shares of common stock to a purchaser subject to a repurchase option in Tercica's favor.

Repurchase Option. The repurchase option is exercisable upon the voluntary or involuntary termination of a purchaser's service with Tercica for any reason (including death or disability). The purchase price for shares acquired upon exercise of a repurchase option is determined by the Board and may be paid by cancellation of any indebtedness owed by a purchaser to Tercica. The repurchase option will lapse at a rate determined by the Board.

Restrictions on Transfer. Unless determined otherwise by the Board, a stock purchase right may not be transferred in any manner other than by will or by the laws of descent or distribution.

Terms of Restricted Stock Awards

Restricted stock awards may be granted under the Amended 2004 Plan pursuant to restricted stock award agreements adopted by the Board. Individual restricted stock award agreements may be more restrictive as to any or all of the permissible terms described below.

Grant of Restricted Stock. The Board may grant shares of Tercica common stock to a participant. Unless otherwise determined by the Board, shares will be held by Tercica in escrow until the vesting restrictions have lapsed.

Vesting. Restricted stock may vest over the passage of time, the achievement of target levels of performance, or the occurrence of other events determined by the Board. Shares will be released from escrow promptly following the lapse of any vesting restrictions. Vesting is suspended during any unpaid leave of absence.

Voting Rights. Participants holding shares of restricted stock are entitled to full voting rights with respect to those shares, unless determined otherwise by the Board.

Dividends. Participants holding shares of restricted stock are entitled to receive all dividends and other distributions paid with respect to their shares, unless determined otherwise by the Board.

Restrictions on Transfer. Unless determined otherwise by the Board, shares of Tercica common stock subject to a restricted stock award may not be transferred until all vesting restrictions have lapsed.

Terms of Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the Amended 2004 Plan pursuant to restricted stock unit agreements adopted by the Board.

Vesting. Restricted stock unit awards may vest over the passage of time, the achievement of performance goals, or the occurrence of other events determined by the Board. Vesting is suspended during any unpaid leave of absence.

Settlement of Restricted Stock Units. Upon meeting vesting criteria applicable to a restricted stock unit award, a participant is entitled to receive a payout in the form of cash or shares of Tercica common stock. The timing of such payments is determined by the Board. In addition, the Board may permit participants to defer the payment of such payouts.

Dividend Equivalents. Dividend equivalent rights may be credited in respect of shares of common stock covered by a restricted stock unit award.

Cancellation. On a date set forth in a restricted stock unit agreement, all unearned restricted stock units will be forfeited by the participant to Tercica.

Terms of Stock Appreciation Rights

Stock appreciation rights may be granted under the Amended 2004 Plan pursuant to stock appreciation rights agreements adopted by the Board. Individual stock appreciation right agreements may be more restrictive as to any or all of the permissible terms described below. Stock Appreciation Rights may be granted as stand-alone stock awards, affiliated with other stock options, or in tandem with other stock options.

Exercise Price. The Board has discretion to set the exercise price of each stand-alone stock appreciation right. The exercise price of each affiliated and tandem stock appreciation right is equal to the exercise price of the related stock option.

Exercise. Upon exercise of a stock appreciation right, Tercica will pay the participant an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of common stock equivalents with respect to which the participant is exercising the stock appreciation right, over (b) the exercise price determined by the Board on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of common stock, or any other form of consideration determined by the Board.

Terms of Performance Shares and Performance Units

Performance shares and performance units may be granted to participants at the discretion of the Board.

Value. Each performance unit has an initial value established by the Board on or before the date of grant. Each performance share has an initial value equal to the fair market value of a share on the date of grant.

Performance Objectives. The Board may set performance objectives, in its discretion, which determine the number or value of performance shares or performance units that will be paid to a participant should the performance objectives be met within a designated performance period.

Settlement. Upon meeting performance objectives, a participant is entitled to receive a payout in the form of cash, shares of Tercica common stock (which have an aggregate fair market value equal to the value of the earned award at the close of the applicable performance period), or in a combination thereof.

Cancellation. On the date set forth in the award agreement, all unearned or unvested performance shares or performance units will be forfeited by the participant to Tercica.

Formula Awards to Outside Directors

The Amended 2004 Plan also provides for the automatic grant of nonstatutory stock options and restricted stock units to non-employee directors, or outside directors, over their period of service on the Board. These awards will be made as follows:

- *First Options.* At the time of his or her initial election or appointment to Tercica's Board, each new outside director will automatically receive an option to purchase 22,500 shares of Tercica common stock (a "first option"). A first option will not be granted to a director who ceases employment while continuing to serve on Tercica's Board.

- *Subsequent Options.* On the date of each annual meeting of stockholders, including this Annual Meeting, the Chairman of the Board will automatically receive an option to purchase 26,668 shares of Tercica common stock, and each outside director except the Chairman of the Board will automatically receive an option to purchase 13,334 shares of Tercica common stock (each, a "subsequent option"). In order to receive a subsequent option, an outside director must have served on Tercica's Board for at least the preceding six months. Under the previous 2004 Plan, the Chairman of the Board received an option to purchase 22,500 shares, and each outside director except the Chairman of the Board received an option to purchase 11,250 shares.

- *Annual Restricted Stock Unit Awards.* On the date of each annual meeting of stockholders, including this Annual Meeting, the Chairman of the Board will automatically receive restricted stock units covering 6,666 shares of Tercica common stock, and each outside director except the Chairman of the Board will automatically receive restricted stock units covering 3,333 shares of Tercica common stock (each, an "annual restricted stock unit award"). In order to receive an annual restricted stock unit award, an outside director must have served on Tercica's Board for at least the preceding six months. The previous 2004 Plan did not provide for the automatic grant of restricted stock units to outside directors.

Vesting. Each first option vests as to one-third of the underlying shares on the earlier of (a) each anniversary of the date of grant, or (b) the first annual meeting in which directors are elected each year following the year of grant. Each subsequent option and annual restricted stock unit award vests as to all of the underlying shares on the earlier of (a) the first anniversary of the date of grant, or (b) the first annual meeting in which directors are elected in the following year. In order to vest in an award, an outside director must remain in service as an employee, director, or consultant of Tercica on the applicable vesting dates.

Terms of Options. The exercise price of each initial option and subsequent option is 100% of the fair market value of Tercica common stock on the date of grant. Unless otherwise provided in an option agreement, options granted to outside directors terminate three months after termination of the individual's service unless (a) termination is due to disability, in which case the option may be exercised at any time within 12 months of termination; or (b) termination is due to death, in which case the option may be exercised within 12 months of the individual's death by the person or persons to whom the rights to such option have passed. In no event, however, may an option be exercised beyond the expiration of its maximum ten-year term. Any remaining terms may be set forth in an option agreement adopted by the Board.

Terms of Restricted Stock Units. Restricted stock units will be granted pursuant to terms and conditions of the Amended 2004 Plan. The Board may establish programs and procedures providing for the deferral of delivery of shares of Tercica common stock subject to restricted stock units. Any remaining terms may be set forth in a restricted stock unit agreement adopted by the Board.

Amendment. The Board has the discretion to amend the number of shares subject to each first option, each subsequent option, and each annual restricted stock unit award.

Changes to Capital Structure

In the event any change is made to the outstanding shares of Tercica common stock (whether through a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of Tercica securities, or other changes in Tercica's corporate structure), the Board will make appropriate adjustments to (a) the number and class of shares which may be delivered under the Amended 2004 Plan, (b) the number and class of shares which may be issued pursuant to the exercise of incentive stock options, (c) the number, class and price of shares covered by each outstanding award, (d) the number of options granted to any individual in any fiscal year, and (e) the number of shares subject to stock awards granted automatically to outside directors. Such adjustments will prevent the dilution or enlargement of benefits or potential benefits intended to be provided under the Amended 2004 Plan.

Changes in Control

In the event of a change in control transaction, each outstanding stock award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation does not assume or substitute for a stock award, it will become fully vested and all performance goals or other vesting criteria will be deemed achieved at 100% of target levels. All stock awards granted to outside directors that are assumed or substituted in a change in control transaction will become fully vested if the outside director terminates after the change in control transaction for any reason other than a voluntary resignation.

A change in control transaction will be deemed to occur in the event (a) any person directly or indirectly acquires securities representing 50% or more of Tercica's total voting power; (b) a sale of all or substantially all of Tercica's assets occurs; (c) a majority of Tercica's Board becomes comprised of individuals whose nomination or election was not approved by a majority of incumbent Board members or their approved successors within any two year period; or (d) any merger or consolidation occurs, except a merger or consolidation resulting in Tercica voting securities continuing to represent at least 50% of the total voting power of the surviving entity or its parent immediately after such transaction.

The acceleration of stock awards in the event of a change in control transaction may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Tercica.

Duration, Termination, and Amendment

The Amended 2004 Plan is scheduled to terminate no later than February 25, 2018. The Current 2004 Plan was scheduled to terminate by its terms in September 2013. Termination of the Amended 2004 Plan will not affect the Board's ability to exercise its administrative powers with respect to stock awards granted under the Amended 2004 Plan prior to its termination.

The Board may at any time amend, suspend or terminate the Amended 2004 Plan, subject to any required stockholder approval. In addition, the Board may amend the terms of any one or more stock awards without the participant's consent if necessary to maintain the qualified status of the award as an incentive stock option or to bring an award into compliance with Section 409A of the Code.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and Tercica with respect to participation in the Amended 2004 Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the Amended 2004 Plan are intended to qualify for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or Tercica by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, Tercica will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Tercica will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, Tercica will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Stock Purchase Rights and Restricted Stock Awards. Upon receipt of a stock purchase right or restricted stock award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. Tercica will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

However, if the shares issued upon the grant of a stock purchase right or restricted stock award are unvested and subject to repurchase by Tercica in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when Tercica's repurchase right lapses, an amount equal to the excess of (a) the fair market value of the shares on the date the repurchase right lapses, over (b) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess of (a) the fair market value of the shares on the date of issuance, over (b) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses. The participant and Tercica will be required to satisfy certain tax withholding requirements applicable to such income. Tercica will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Upon disposition of the stock acquired upon the receipt of a restricted stock award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards, Performance Units, and Performance Shares. No taxable income is recognized upon receipt of restricted stock units, performance units, or performance share grant. The participant will generally recognize ordinary income in the year in which the shares or cash subject to the award are actually vested and issued to the participant in an amount equal to the fair market value of the shares or the amount of cash on the date of issuance. The participant and Tercica will be required to satisfy certain tax withholding requirements applicable to such income. Tercica will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares or cash are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, Tercica are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, Tercica will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the participant.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1,000,000. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from Tercica, may cause this limitation to be exceeded in any particular year. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation.

Options. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options will qualify as performance-based compensation if (a) the options are granted by a compensation committee or committee of the Board comprised solely of "outside directors," (b) the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, (c) the per-employee limitation is approved by the stockholders, and (d) the exercise price of the option is no less than the fair market value of the stock on the date of grant. Subject to stockholder approval of this Proposal, it is intended that all options granted under the Amended 2004 Plan qualify as performance-based compensation that is exempt from the $1,000,000 deduction limitation until the first stockholder meeting that occurs in 2013.

All Other Stock Awards: Compensation attributable to all other stock awards granted under the Amended 2004 Plan will not qualify as performance-based compensation, and therefore will remain subject to the $1,000,000 deduction limitation imposed by Section 162(m) of the Code.

Equity Compensation Plan Information

Please see the section of this proxy statement entitled "Equity Compensation Plan Information" for certain information with respect to compensation plans under which Tercica's equity securities are authorized for issuance.

New Plan Benefits

Tercica cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers and employees under the Amended 2004 Plan. The first table below sets forth information about awards granted in the 2007 calendar year under the Current 2004 Plan to Tercica's "named executive officers," all current executive officers as a group, all non-executive directors as a group, and all non-executive employees as a group. Should Tercica's stockholders approve the Amended 2004 Plan, Tercica's outside directors will receive their scheduled annual awards under the Amended 2004 Plan on the date of the Annual Meeting as described in "Formula Awards to Outside Directors" above. Accordingly, the second table below sets forth the proposed grants to be made under the Amended 2004 Plan to our non-employee directors, individually and as a group, in connection with this Annual Meeting. Should Tercica's stockholders fail to approve the Amended 2004 Plan, Tercica's outside directors will receive an option to purchase a lesser number of shares under the Current 2004 Plan on such date. On April 24, 2008, the last reported sales price of Tercica common stock on the NASDAQ Global Market was $5.20.

Awards Granted in 2007 under the Current 2004 Plan

Name	Number of Shares Subject to Stock Option Awards (#)	Weighted Average Exercise Price Per Share ($)
John A. Scarlett, M.D.	250,000	$5.56
Ajay Bansal	85,000	$5.78
Richard King	275,000	$5.40
Stephen N. Rosenfield	120,000	$5.78
Thorsten von Stein, M.D., Ph.D.	85,000	$5.78
Executive Group (8 persons)	980,000	$5.62
Non-Executive Director Group (7 persons)	90,000	$6.60
Non-Executive Employee Group (134 persons)	1,063,602	$6.08

Awards to be Granted to Non-Employee Directors under the Amended 2004 Plan at the Annual Meeting

Name	Number of Shares Subject to Stock Option Awards (#)(1)	Number of Restricted Stock Units (#)
Alexander Barkas, Ph.D.	26,668	6,666
Karin Eastham	13,334	3,333
Faheem Hasnain(2)	—	—
Christophe Jean	13,334	3,333
Mark Leschly	13,334	3,333
David L. Mahoney	13,334	3,333
Non-Executive Director Group (6 persons)	80,004	19,998

(1) The exercise price per share of all options will be equal to the closing price of Tercica common stock on the date of grant.

(2) Mr. Hasnain is not eligible to receive formula awards at the Annual Meeting since he will not have served as an outside director for a period of at least six months preceding the date of the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Tercica common stock as of March 31, 2008 (except as otherwise noted) by: (i) each director and nominee for director; (ii) each of Tercica's executive officers named in the Summary Compensation Table presented later in this proxy statement; (iii) all executive officers and directors of Tercica as a group; and (iv) each person or group of affiliated persons known by Tercica to be the beneficial owner of more than five percent of its common stock as of March 31, 2008.

Beneficial Owner	Beneficial Ownership(1) Number of Shares	Percent of Total
5% Stockholders:		
Suraypharm, S.A.S.; Ipsen, S.A.(2)	44,383,064	64.9%
Entities affiliated with MPM BioVentures III LLC(3)	6,915,518	13.4%
Invesco Ltd.(4)	3,868,833	7.5%
Entities affiliated with Prospect Management Co. II, LLC(5)	3,063,540	5.9%
Entities affiliated with Rho Capital Partners, Inc.(6)	3,004,951	5.8%
MedImmune, Inc.(7)	2,996,250	5.8%
Directors and Executive Officers:		
John A. Scarlett, M.D.(8)	1,570,904	3.0%
Ross G. Clark, Ph.D.(9)	806,729	1.6%
Stephen N. Rosenfield(10)	533,833	1.0%
Thorsten von Stein, M.D., Ph.D.(11)	360,500	*
Ajay Bansal(12)	370,000	*
Richard King(13)	349,000	*
Alexander Barkas, Ph.D.(14)	3,185,079	6.2%
Karin Eastham(15)	56,250	*
Faheem Hasnain (16)	22,500	*
Christophe Jean(17)	33,750	*
Mark Leschly(18)	3,061,201	5.9%
David L. Mahoney(19)	56,250	*
All directors and executive officers as a group (14 persons)(20)	11,110,771	20.2%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Tercica believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 51,583,550 shares outstanding on March 31, 2008, adjusted as required by rules promulgated by the Securities and Exchange Commission.

(2) Includes 12,527,245 shares held by Suraypharm, S.A.S., 519,101 shares held by Ipsen and 15,684,687 shares that may be acquired within 60 days of March 31, 2008 pursuant to three convertible promissory notes and a warrant, each held by Ipsen, or a 42.7% beneficial ownership position with respect to the shares held by, or that may be acquired within 60 days of March 31, 2008 by, Ipsen and Suraypharm. The shares listed in the table above, as well as the percentage beneficial ownership position listed in the table above, also include 14,503,281 shares held by the supporting stockholders and options to purchase 1,148,750 shares of common stock held by the supporting stockholders that may be exercised pursuant to early exercise agreements, of which 418,543 will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008. All of the shares of Tercica common stock and options to purchase shares of Tercica common stock held by the supporting stockholders are subject to the voting agreements Ipsen and Suraypharm entered into with each of the supporting stockholders as described under the caption "Collaboration with Ipsen—Voting Agreements."

Ipsen and Surayphann may be deemed to be the beneficial owner of the shares of Tercica common stock and options to purchase shares of Tercica common stock subject to the voting agreements and to share the power to vote or to direct the vote of these shares. Each of Ipsen and Surayphann expressly disclaims beneficial ownership of the shares of Tercica common stock and options to purchase shares of Tercica common stock subject to the voting agreements. Mr. Jean, a director of Tercica, does not have shared or sole voting or dispositive over the shares beneficially owned by Surayphann and Ipsen and expressly disclaims beneficial ownership of the shares beneficially owned by Surayphann and Ipsen. The address for each of Ipsen and Surayphann is 42, rue du Docteur Blanche, 75016 Paris, France.

(3) Represents 5,707,936 shares held by MPM BioVentures III-QP, L.P., 482,343 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 383,776 shares held by MPM BioVentures III, L.P., 112,772 shares held by MPM Asset Management Investors 2002 BVIII LLC, and 172,441 shares held by MPM BioVentures III Parallel Fund, L.P., and options to purchase 56,250 shares of Tercica common stock granted to Dr. Henner, one of Tercica's former directors, that may be exercised within 57 days of March 31, 2008. In connection with Dr. Henner's resignation from Tercica's Board, if his options are not exercised within such time period the options are forfeited. Dr. Henner is obligated to transfer any shares issued pursuant to the exercise of such options to MPM BioVentures III LLC. Dr. Henner is a general partner of MPM BioVentures III LLC, the indirect general partner of the stockholders listed above, and holds voting and dispositive power for the shares held of record by the stockholders listed above. Dr. Henner disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for MPM BioVentures III LLC is 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(4) Based upon a Schedule 13G/A filed with the SEC on February 13, 2008 by Invesco Ltd. on behalf of itself and AIM Funds Management Inc., or AFM, a subsidiary of Invesco Ltd. According to the Schedule 13G/A filed by Invesco Ltd., AFM has sole voting and dispositive power over such shares. Pursuant to the Schedule 13G/A filed by Invesco Ltd., Invesco Ltd. and its subsidiaries disclaim beneficial ownership of the shares of Tercica common stock beneficially owned by any of their executive officers and directors, and each of Invesco Ltd.'s direct and indirect subsidiaries also disclaim beneficial ownership of shares of Tercica common stock beneficially owned by Invesco Ltd. and any other subsidiary. The address of Invesco Ltd. is 1360 Peachtree Street NE, Atlanta, GA 30309. The Schedule 13G/A filed by Invesco Ltd. provides information only as of December 31, 2007 and, consequently, Invesco Ltd.'s beneficial ownership of Tercica common stock may have changed between December 31, 2007 and March 31, 2008.

(5) Represents 3,017,588 shares held by Prospect Venture Partners II, L.P. and 45,952 shares held by Prospect Associates II, L.P. Dr. Barkas, one of Tercica's directors, is a managing member of Prospect Management Co. II, LLC, the General Partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P., and, together with the other managing members of Prospect Management Co. II, LLC, holds voting and dispositive power for the shares held of record by the stockholders listed above. Dr. Barkas disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Prospect Management Co..II, LLC is 435 Tasso Street, Suite 200, Palo Alto, California 94301.

(6) Represents 829,210 shares held by Rho Management Trust I, 374,629 shares held by Rho Ventures IV, L.P., 881,971 shares held by Rho Ventures IV (QP), L.P. and 919,141 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. These stockholders are affiliated with the management company, Rho Capital Partners, Inc. Mr. Leschly, one of Tercica's directors, is a controlling shareholder of Rho Capital Partners, Inc., a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. These shares do not include 11,000 shares of Tercica common stock held by Drakensberg, L.P. Joshua Ruch, the managing member of the general partner of Drakensberg, L.P., is also a controlling shareholder of Rho Capital Partners, Inc. and may be deemed to beneficially own the shares held by Drakensberg, L.P. and the entities affiliated with Rho Capital Partners, Inc. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.

(7) Represents shares held by MedImmune Ventures, Inc., a wholly-owned venture capital subsidiary of MedImmune, Inc. The address for MedImmune, Inc. is One MedImmune Way, Gaithersburg, Maryland 20878.

(8) Includes: (i) 602,352 shares purchased pursuant to early exercised options, all of which are vested, (ii) options to purchase 650,000 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 317,709 shares will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008, (iii) 153,651 shares of held by The John A. Scarlett 1999 Trust U/A dtd November 26, 1999 and (iv) 154,901 shares held by The Susan E. Scarlett 1999 Trust U/A dtd November 26, 1999.

(9) Includes: (i) 62,847 shares purchased pursuant to early exercised options, all of which are vested, (ii) 7,490 shares acquired through Tercica's 2004 Employee Stock Purchase Plan, (iii) options to purchase 180,000 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 100,834 shares will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008 and (iv) 556,392 shares held by Boat Harbour Ltd.

(10) Includes options to purchase 508,833 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 203,486 shares will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008.

(11) Represents options to purchase 360,500 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 182,689 shares will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008.

(12) Includes 3,000 shares acquired through Tercica's 2004 Employee Stock Purchase Plan and options to purchase 367,000 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 218,563 will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008.

(13) Includes 1,000 shares acquired through Tercica's 2004 Employee Stock Purchase Plan and options to purchase 348,000 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 262,063 will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008.

(14) Includes options to purchase 103,750 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, all of which will be vested 60 days from March 31, 2008, and the shares described in Note (5) above. Dr. Barkas disclaims beneficial ownership of shares described in Note (5) above, except to the extent of his pecuniary interest therein.

(15) Includes 10,000 shares purchased pursuant to early exercised options, all of which are vested, and options to purchase 46,250 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, all of which will be vested 60 days from March 31, 2008.

(16) Includes options to purchase 22,500 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, all of which will be unvested and subject to Tercica's right of repurchase 60 days from March 31, 2008.

(17) Represents options to purchase 33,750 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, of which 15,000 shares will be unvested and subject to Tercica's right of repurchase within 60 days of March 31, 2008.

(18) Represents options to purchase 56,250 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, all of which will be vested 60 days from March 31, 2008, and the shares held by the entities affiliated with Rho Capital Partners, Inc. as described in Note (6) above. Mr. Leschly disclaims beneficial ownership of the shares held by the entities affiliated with Rho Capital Partners, Inc. as described in Note (6) above, except to the extent of his pecuniary interest therein.

(19) Represents options to purchase 56,250 shares of Tercica common stock that may be exercised pursuant to early exercise agreements, all of which will be vested 60 days from March 31, 2008.

(20) Includes: (i) 23,849 shares acquired through Tercica's 2004 Employee Stock Purchase Plan, (ii) 675,199 shares purchased pursuant to early exercise agreements, all of which are vested and (iii) options to purchase 3,425,499 shares of Tercica common stock, of which 1,591,391 shares are subject to Tercica's right of repurchase if such options are early exercised pursuant to option agreements 60 days from March 31, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tercica's directors and executive officers, and persons who own more than ten percent of a registered class of Tercica's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Tercica common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish Tercica with copies of all Section 16(a) forms they file.

To Tercica's knowledge, based solely on a review of the copies of such reports furnished to Tercica and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to Tercica's officers, directors and greater than ten percent beneficial owners were complied with.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of Tercica's equity compensation plans in effect as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,419,638	$6.71	1,099,517(1)
Equity compensation plans not approved by security holders	—	—	—
Total	5,419,638	$6.71	1,099,517(1)

(1) Of these shares, 218,659 shares remained available for the grant of future rights under Tercica's 2004 Employee Stock Purchase Plan as of December 31, 2007. Under Tercica's 2004 Employee Stock Purchase Plan, participants are permitted to purchase Tercica common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Tercica's Compensation Program

Tercica is an earlier-stage biopharmaceutical company that has been undergoing a transition from the development stage to product commercialization. Tercica's goal is to capitalize on the opportunities presented by Increlex® and Somatuline® Depot and to develop and commercialize additional new products for the treatment of metabolic disorders. The success of earlier-stage biopharmaceutical companies is significantly influenced by the quality of their work forces. As a result, Tercica faces significant competition for executives and other talented employees from the numerous pharmaceutical and biotechnology companies in the San Francisco Bay Area. In light of these circumstances, Tercica's compensation program is designed to help Tercica attract talented individuals to manage and operate all aspects of Tercica's business, to reward these individuals fairly, and to retain those individuals who continue to meet Tercica's high expectations and support the achievement of

Tercica's business objectives. In this regard, during 2007, Tercica's compensation program was specifically designed to:

- reward employees and executives for Tercica's overall performance and for the achievement of departmental and individual goals and responsibilities, as well as adherence to company values;
- attract and retain talented individuals who are capable of leading Tercica in achieving its business objectives in an industry characterized by competitiveness, growth and a challenging business environment; and
- provide substantial alignment of management's interests with the long-term interests of stockholders.

Tercica pays cash compensation to provide an appropriate and competitive level of current cash income and to reward, in the case of any bonus or salary increase, strong performance over the past year. In this regard, the cash bonuses awarded to Tercica's executive officers reflect significant business and strategic achievements during the past year, including the favorable settlement of Tercica's patent infringement litigation against Insmed Incorporated and the consummation of Tercica's worldwide collaboration with Genentech, Inc. for the development and commercialization of two growth hormone combination product candidates. Tercica also offers long-term incentive compensation. As discussed in further detail below, Tercica's 2007 compensation program for its executive officers consisted of, and was intended to strike a balance among, the following three primary components:

- *Base Salary.* Base salary for each of Tercica's executive officers is based principally on an evaluation of individual job performance during the prior year, as well as on base salary, total cash compensation and total compensation benchmarking against Tercica's peer group companies.
- *Performance Bonus.* Executive officer performance bonuses for 2007 were determined in accordance with the criteria set forth under Tercica's Incentive Compensation Plan, which takes into account corporate goals approved by the Board of Directors and the executive officer's performance with respect to his or her department's and personal performance objectives.
- *Long-Term Incentive Compensation.* Long-term incentive awards, comprised of stock option grants and restricted stock unit awards, are designed to ensure that incentive compensation is linked to the long-term performance of Tercica common stock and to align its executive officers' performance objectives with the interests of Tercica's stockholders. Stock options and restricted stock unit awards are granted to Tercica's executive officers both as a reward for past individual and corporate performance and as an incentive for future performance.

Role of the Compensation Committee of Tercica's Board of Directors

The Compensation Committee of Tercica's Board of Directors oversees Tercica's overall compensation program for its employees and executive officers. In addition, the Compensation Committee evaluates the performance and recommends the compensation of Tercica's Chief Executive Officer to the Board of Directors. The stated policy of the Compensation Committee is to maximize stockholder value over time. The primary goal of the Compensation Committee and Tercica's executive compensation program is therefore to closely align the interests of the executive officers with those of Tercica's stockholders. To achieve this goal the Compensation Committee attempts to:

- offer compensation opportunities that attract and retain executives whose abilities are critical to the long-term success of Tercica, that motivate individuals to perform at their highest level and that reward outstanding achievement;
- maintain a significant portion of the executive's total compensation at risk, tied to achievement of financial, organizational and management performance goals; and
- encourage executives to manage from the perspective of owners with an equity stake in the company.

The responsibilities of the Compensation Committee include the following:

- annually reviewing and making recommendations to the Board of Directors for Tercica's Chief Executive Officer, and reviewing and approving for the other executive officers of Tercica the following:
    - annual base salary;
    - annual incentive cash bonus, including the specific goals and amount;
    - equity compensation;
    - employment agreements, severance arrangements, and change in control agreements/provisions; and
    - any other benefits, compensation, compensation policies or arrangements, including compensation relating to raises and promotions; and
- annually reviewing and making recommendations to the Board of Directors regarding general compensation goals and guidelines for Tercica's employees and the criteria by which bonuses to Tercica's employees are determined.

In reviewing and approving such matters, the Compensation Committee considers such matters as it deems appropriate, including Tercica's financial and operating performance, the alignment of the interests of the executive officers and Tercica's stockholders, the performance of Tercica common stock and Tercica's ability to attract and retain qualified individuals. For executive compensation decisions, including decisions relating to the grant of stock options and restricted stock unit awards to executive officers, the Compensation Committee typically considers the recommendations of Dr. Scarlett, Tercica's Chief Executive Officer, and Dr. Scarlett typically participates in the Compensation Committee's deliberations about executive compensation matters. However, Dr. Scarlett does not participate in the determination of his own compensation, nor does he participate in deliberations with respect thereto. Dr. Scarlett also annually develops Tercica's strategic and other corporate goals, which are reviewed by the Compensation Committee and the Board of Directors, and, subject to their input, approved by the Board of Directors. In determining his executive officer compensation recommendations, Dr. Scarlett solicits the input of, and receives documentary support from, Tercica's Human Resources group. The Compensation Committee also receives documentary and analysis support from compensation and benefits consulting experts. Other than Dr. Scarlett, no other executive officers recommended to the Compensation Committee the amount or form of executive officer compensation. Mr. Rosenfield, Tercica's Executive Vice President of Legal Affairs, General Counsel and head of Tercica's Human Resources group, participated in Compensation Committee meetings at which executive officer compensation was determined, but did not participate in any discussions of others or his own compensation. The Compensation Committee does not delegate any of its functions to others in determining executive compensation.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, because of the overall importance to Tercica's success of aggressively pursuing its strategic goals, as well as to preserve its cash resources, a significant portion of Tercica's executive officers' total compensation has been, and is expected to continue to be, comprised of long-term equity compensation. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with Tercica's short and long-term goals and objectives, the Compensation Committee relies on its judgment about each individual rather than adopting a formulaic approach to compensatory decisions that are too narrowly responsive to short-term changes in business performance. However, in 2008, the Compensation Committee determined that Tercica's long-term compensation program should be comprised of approximately 2/3rd stock option awards and 1/3rd restricted stock unit awards, with each restricted stock unit award valued at twice the value of a stock option award covering the same number of shares of Tercica common stock, as explained in more detail under "Tercica's Executive Compensation Program—Executive Officer Long-Term Incentive Compensation."

Proxy

2007 and 2008 Compensation Surveys

The Compensation Committee believes that it is important when making compensation decisions to be informed as to the current practices of comparable publicly-held companies, particularly since the Compensation Committee strives to provide competitive compensation levels to its executive officers. To this end, in each of 2007 and 2008, the Compensation Committee engaged the services of an independent compensation and benefits consulting expert, Towers Perrin, to provide a review and analysis of Tercica's salaries, bonuses and stock incentive awards for executive officers as compared to a peer group of biotechnology and pharmaceutical companies of a size and complexity similar to that of Tercica.

Based on the Compensation Committee's approval of a peer group for benchmarking executive compensation for 2007 salaries, bonuses and stock incentive awards, Tercica's Human Resources group provided to the Compensation Committee a benchmarking survey comprised of the following component companies:

- ACADIA Pharmaceuticals Inc.
- Advancis Pharmaceutical Corp. (now MiddleBrook Pharmaceuticals, Inc.)
- Alkermes, Inc.
- Anadys Pharmaceuticals, Inc.
- Barrier Therapeutics, Inc.
- BioMarin Pharmaceutical Inc.
- Cell Genesys, Inc.
- Connetics Corporation (now a subsidiary of Stiefel Laboratories, Inc.)
- CoTherix, Inc.
- Cubist Pharmaceuticals, Inc.
- CV Therapeutics, Inc.
- Cytokinetics, Incorporated
- Dendreon Corporation
- Dynavax Technologies Corporation
- Exelixis, Inc.
- Genitope Corporation
- InterMune, Inc.
- Isis Pharmaceuticals, Inc.
- Kosan Biosciences Incorporated
- Ligand Pharmaceuticals Incorporated
- Maxygen, Inc.
- Metabasis Therapeutics, Inc.
- Myogen, Inc. (now Gilead Colorado, Inc.)
- Nektar Therapeutics
- Neurocrine Biosciences, Inc.
- Nuvelo, Inc.
- Onyx Pharmaceuticals, Inc.
- PDL BioPharma, Inc.,
- Pharmion Corporation
- Rigel Pharmaceuticals, Inc.
- Seattle Genetics, Inc.
- Sirna Therapeutics, Inc.
- Sunesis Pharmaceuticals, Inc.
- Telik, Inc.
- Theravance, Inc.
- ZymoGenetics, Inc.

Based in part on Towers Perrin's benchmarking analysis, Dr. Scarlett proposed executive compensation recommendations to the Compensation Committee regarding 2007 salaries, total target cash compensation (i.e., salary and bonus) for 2007, and grants of stock options for executive officers. For executive officers, the Compensation Committee generally aimed to provide total cash compensation at approximately the 50th to 75th percentile range of Tercica's peer group companies. Because the Compensation Committee uses peer group data primarily to ensure that Tercica's executive compensation program as a whole is competitive, total cash compensation targets (as well as total cash compensation actually awarded) for individual executive officers may be above that range depending on difficulty in recruiting for the position, the criticality of the position, and the scope of the individual's goals and responsibilities, including in connection with promotions.

The component companies comprising Tercica's peer group approved by the Compensation Committee for Towers Perrin to benchmark executive compensation data for 2008 were:

- ACADIA Pharmaceuticals Inc.
- Acorda Therapeutics, Inc.
- Affymax, Inc.
- Arena Pharmaceuticals, Inc.
- Alnylam Pharmaceuticals, Inc.
- ARIAD Pharmaceuticals, Inc.
- Array BioPhama, Inc.
- Dendreon Corporation
- Enzon Pharmaceuticals, Inc.
- Geron Corporation
- GTx, Inc.
- Incyte Corporation
- InterMune, Inc.
- Isis Pharmaceuticals, Inc.
- Jazz Pharmaceuticals, Inc.
- Ligand Pharmaceuticals Incorporated
- Maxygen Inc.
- Medarex, Inc.
- Nektar Therapeutics
- Omrix Biopharmaceuticals, Inc.
- Progenics Pharmaceuticals, Inc.
- Rigel Pharmaceuticals, Inc.
- Sangamo BioSciences, Inc.
- Seattle Genetics, Inc.
- Theravance, Inc.
- ViroPharma Incorporated
- Xoma Ltd.
- ZymoGenetics, Inc.

The Compensation Committee changed the peer group from the 2007 peer group to take into account acquisitions and mergers of peer group companies, market capitalization adjustments, companies with a more comparable commercial status and revenue level, companies with a similar number of employees and proximity to the San Francisco Bay Area, and whether the company competed with Tercica in the hiring of executive officers.

Based in part on Towers Perrin's benchmarking analysis of the new peer group, Dr. Scarlett proposed executive compensation recommendations to the Compensation Committee regarding 2008 salaries, total target cash compensation for 2008, and grants of stock options and restricted stock units for executive officers. For executive officers, the Compensation Committee generally aimed to provide total compensation (i.e., total cash and equity grants, with the value of equity grants based on Black-Scholes valuations) at approximately the 50th to 75th percentile range of Tercica's peer group companies, with total cash compensation generally being weighted more heavily than equity. Because the Compensation Committee uses peer group data primarily to ensure that Tercica's executive compensation program as a whole is competitive, total compensation targets (as well as total compensation actually awarded) for individual executive officers may be above that range depending on difficulty in recruiting for the position, the criticality of the position, and the scope of the individual's goals and responsibilities, including in connection with promotions.

The Compensation Committee realizes that benchmarking Tercica's executive compensation program against compensation earned at comparable companies is not always appropriate as a stand-alone tool for setting compensation due to the aspects of Tercica's business and objectives that may be unique to Tercica. However, the Compensation Committee believes that gathering this information is an important part of its decision-making process with respect to Tercica's executive compensation program.

Evaluation of Executive Performance; Incentive Compensation Plan

Executive officers are evaluated with respect to their achievement of their departmental and individual goals and responsibilities, adherence to Tercica's core values and the achievement of the annual company-wide goals approved by the Board of Directors.

Compensation for executive officers will continue to be based in large part on their ability to effectively develop and implement strategies and performance that enable Tercica to achieve its company-wide goals and enhance stockholder value. In this regard, the Board of Directors adopted Tercica's Incentive Compensation Plan in February 2006. The Incentive Compensation Plan, which is administered by the Compensation Committee, is designed to offer incentive compensation (i.e., bonuses and salary increases, including for promotions) to eligible employees of Tercica, including executive officers, by rewarding the achievement of corporate and departmental goals and individual performance objectives. Company objectives generally relate to Tercica's commercialization efforts, clinical programs, regulatory matters, partnering and collaboration efforts, financial measures, fundraising efforts and organizational matters. Under the Incentive Compensation Plan, each Tercica employee also has individual performance objectives (i.e., goals and responsibilities) that are determined at the beginning of each year, and officers are also ranked based on the performance of their department. The Incentive Compensation Plan provides for the payment of cash compensation to employees at various levels depending on the extent that corporate goals and individual and department performance objectives are achieved. For 2007, 2008 and beyond, executive officer salary and cash bonus awards were and will continue to be determined in accordance with the Incentive Compensation Plan.

Tercica's Executive Compensation Program

Tercica's executive officer compensation program consists of three principal components: base salary, performance bonuses and long-term incentive compensation. Tercica also provide its executive officers with certain severance and change of control benefits. Finally, Tercica offers its executive officers participation (with all other eligible employees) in Tercica's 401(k) plan, employee stock purchase plan and certain other benefits available generally to Tercica's employees. Each component of compensation is evaluated based on the factors discussed below.

Executive Officer Salaries

Salaries for executive officers are based principally on the Compensation Committee's evaluation of individual goals and departmental performance, competitiveness based on total cash compensation and total compensation benchmarking as described above, and, in certain cases, Towers Perrins' assessment of the salaries paid by similar companies to executive officers holding equivalent positions. The Compensation Committee also takes into account the achievement of corporate goals approved by the Board of Directors under the Incentive Compensation Plan for the prior year and, with respect to executive officers other than Dr. Scarlett, recommendations made by Dr. Scarlett. In adjusting 2007 and 2008 salaries, the Compensation Committee neither based its considerations on any single factor nor did it specifically assign relative weights to factors, but rather it considered a mix of factors and evaluated individual salaries against that mix both in absolute terms and in relation to other company executives. Salaries for new executive officers are based on the officer's prior experience and role and responsibilities at Tercica, negotiations between Tercica and the new executive officer, as well as the relation of that executive officer's salary level to Tercica's other executive officers.

Executive Officer Performance Bonuses

Executive officer performance bonuses are determined in accordance with the criteria set forth under the Incentive Compensation Plan. As set forth under the Incentive Compensation Plan, the total size of the potential company-wide bonus pool is determined each year by the Compensation Committee. The extent to which Tercica meets, exceeds or falls short of the corporate goals approved by the Board of Directors for each year, as assessed by the Compensation Committee, determines the actual amount of funds available in the company-wide bonus pool for that year. Tercica's 2007 corporate goals approved by the Board of Directors for purposes of the Incentive Compensation Plan were:

- attaining a worldwide revenue goal for Increlex®;
- enrolling two Increlex® clinical trials: MS301, a registration trial for treating primary insulin-like growth factor-1 deficiency, or Primary IGFD; and MS308, a trial to investigate once-daily dosing of Increlex® in patients with Primary IGFD;
- enabling Increlex® distribution in the European Union, assuming a positive Marketing Authorization Application opinion in the European Union;
- attaining U.S. and Canada revenue goals for Somatuline® Depot, pending FDA approval;

- enrolling a Somatuline® Depot clinical trial for acromegaly;
- effecting an agreement with Genentech for growth hormone combination products;
- enrolling a growth hormone combination product candidate Phase II clinical trial for short; and
- retaining a targeted level of cash at the end of 2007.

Under the Incentive Compensation Plan, the Compensation Committee in 2008 determined that Tercica had met the 2007 corporate goals approved by the Board of Directors for purposes of the Incentive Compensation Plan, with the exception of the Somatuline® Depot revenue goal. In evaluating Tercica's performance of its 2007 corporate goals, the Compensation Committee weighted as highly significant the (above) goals relating to the Genentech agreement for the development and commercialization of growth hormone combination products, worldwide revenues from sales of Increlex®, enrolling in three short stature clinical trials, and retaining a targeted level of cash at the end of 2007. In determining the bonus pool and awarding bonuses for 2007 performance, the Compensation Committee also took into account the fact that Tercica substantially exceeded its Increlex® revenue goal and successfully settled its patent infringement litigation with Insmed Incorporated. Based on the foregoing determination that Tercica had met substantially all of its corporate goals, and the fact that Tercica substantially exceeded its Increlex® revenue goal and had settled its litigation with Insmed, in 2008 the Compensation Committee approved a company-wide bonus pool of $3,520,144, or approximately 90% of the potential company-wide bonus pool previously approved by the Board of Directors. In approving the bonus pool, the Compensation Committee did not quantify or assign a specific percentage criteria to the various 2007 corporate goals under the Incentive Compensation Plan, but rather sought to approve a bonus pool that reflected the Compensation Committee's determination of the level of achievement of 2007 corporate goals, weighting the corporate objectives deemed more important to Tercica's 2007 performance by the Compensation Committee together with the settlement of Tercica's patent infringement litigation with Insmed.

The bonus pool approved by the Compensation Committee under the Incentive Compensation Plan is allocated among eligible employees based on recommendations from management and, with respect to executive officers, approval by the Compensation Committee, and with respect to Dr. Scarlett, approval by the Board of Directors. With respect to cash bonuses, each executive officer is assigned a target cash bonus based on a percentage of base salary, and bonuses are awarded based on a combination of Tercica's performance with respect to its corporate goals and the individual's performance with respect to his or her department's and personal performance objectives. For 2007, the target bonus levels for Tercica's named executive officers were as follows: 60% of base salary earned during 2007 for each of Dr. Scarlett and Mr. King; 35% of base salary earned during 2007 for each of Mr. Rosenfield and Mr. Bansal, Tercica's Executive Vice President and Chief Financial Officer; and 30% of base salary earned during 2007 for Dr. von Stein, Tercica's Senior Vice President of Clinical and Regulatory Affairs and Chief Medical Officer. The target bonus percentage levels for the foregoing named executive officers under the Incentive Compensation Plan for 2008 remained unchanged. Target bonus levels for 2007 and 2008 were generally intended to result in total cash compensation and total compensation at the competitive levels described above, and in the case of certain of the named executive officers, the target bonus levels were negotiated as part of their employment agreements with Tercica.

The Compensation Committee retains the discretion to increase, reduce or eliminate the bonus award that otherwise might be payable to any individual based on actual performance as compared to the individual's pre-established target bonus, and to pay bonuses even if certain corporate goals or individual performance objectives are not met. As explained in more detail under "2007 and 2008 Compensation Decisions" actual bonus awards for 2007 were based on the achievement of Tercica's 2007 corporate goals as well as each executive officer's achievement of their departmental and individual performance objectives, demonstration of Tercica's core values, and an assessment of the executive's contribution to the achievement of Tercica's 2007 corporate goals, all of which factors were weighted equally. Executive officer bonuses for 2007 were awarded above target levels as a result of the level of achievement of Tercica's 2007 corporate goals and the settlement of Tercica's patent infringement litigation with Insmed, and as a result of each executive officer's strong performance with respect to departmental and individual performance objectives, which departmental and individual performance is described in more detail under "2007 and 2008 Compensation Decisions."

The Compensation Committee has not determined whether it would attempt to recover bonuses from Tercica's executive officers if the performance objectives that led to a bonus determination were to be restated, or found not to have been met to the extent originally believed by the Compensation Committee.

Tercica has not historically paid any automatic or guaranteed bonuses to its executive officers. However, Tercica has from time to time paid signing bonuses in connection with the initial hiring of an executive officer.

Executive Officer Long-Term Incentive Compensation

Long-term incentive awards, such as stock options and restricted stock units, are designed to ensure that incentive compensation is linked to the long-term performance of Tercica common stock. Tercica has provided long-term compensation to certain members of senior management under Tercica's 2004 Stock Plan. The 2004 Stock Plan provides Tercica with the ability to periodically reward key employees, including executive officers, with options to purchase shares of Tercica common stock as well as restricted stock units and other stock purchase rights. The value of stock options is tied to the future performance of Tercica common stock and provides value to the recipient only when the price of Tercica common stock increases above the option grant price. Tercica does not time the granting of its equity awards with any favorable or unfavorable news released by Tercica and the proximity of the grant of any awards to an earnings announcement or other market events is coincidental. Through option grants, restricted stock units and other stock awards, executives receive significant equity incentives to build long-term stockholder value. Additional long-term equity incentives are provided through Tercica's 2004 Employee Stock Purchase Plan in which all eligible employees, including eligible executive officers of Tercica, may purchase stock of Tercica, subject to specified limits, at 85% of fair market value. During 2007, none of the named executive officers participated in the 2004 Employee Stock Purchase Plan.

For 2007, the Compensation Committee determined the size of the option grants to the named executive officers (other than Mr. King) by targeting the size of the grant at a level of approximately 25% to 35% of the number of shares of Tercica common stock subject to all previous stock options granted to the named executive officers, and then considered the named executive officer's position with Tercica and his individual job performance and contributions to Tercica's annual goals, as applicable. The size of Mr. King's stock option grant was determined pursuant to the terms of Mr. King's negotiated employment agreement that is described under "2007 and 2008 Compensation Decisions."

Prior to 2008, stock option awards were the sole component of Tercica's long-term incentive compensation program. However, in February 2008, the Board of Directors determined that Tercica's long-term incentive compensation program for continuing employees should be comprised of approximately 2/3rd stock options and 1/3rd restricted stock unit awards. For purposes of the Compensation Committee's equity grant determinations, each restricted stock unit award is valued, based on a Black-Scholes valuation comparison, at approximately twice the value of a stock option award covering the same number of shares of Tercica common stock. The Board of Directors determined to add restricted stock unit awards to continuing employees' long-term incentive compensation based on Towers Perrin's analysis of the current trend toward the granting of restricted stock unit awards among biotechnology and other companies and for the purpose of reducing stockholder dilution.

In March 2008, the Compensation Committee granted to Tercica's executive officers and vice presidents stock options and restricted stock unit awards. In April 2008, the Board of Directors granted stock options and restricted stock unit awards to Dr. Scarlett, based on the Compensation Committee's recommendations. In each case, the Compensation Committee determined the size of the equity awards in the context of placing the executive officer's total compensation (i.e., total cash and equity grants) within the competitive levels described above under "2007 and 2008 Compensation Surveys," with the total equity award comprised of approximately 2/3rd in the form of a stock option grant and 1/3rd in the form of a restricted stock unit award as described above.

In the Compensation Committee's consideration of an executive officer's long-term incentive compensation, after reviewing performance, scope of duties and criticality of the position, the Compensation Committee balanced cash compensation and long-term incentive compensation as part of their total compensation benchmarking efforts, weighting cash compensation higher, except for Mr. Rosenfield, where it was weighted the same.

Severance and Change of Control Benefits

Under their employment agreements, Tercica's executive officers are entitled to certain severance and change of control benefits, the terms of which are described in detail below under "Employment Agreements and Arrangements—Executive Employment Agreements." With respect to change of control benefits, Tercica provides severance compensation if an executive officer is terminated in connection with a change of control transaction. These change of control benefits that are structured on a "double-trigger" basis, meaning that before an executive officer can receive severance compensation: (1) a change of control must occur and (2) within 12 months of such change of control, the executive officer's employment must be terminated for good reason or without cause. These provisions were included to motivate Tercica's executive officers to act in the best interests of Tercica's stockholders by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation. Tercica believes that double-trigger change of control severance compensation is attractive to maintain continuity and retention of key management personnel and is consistent with Tercica's compensation philosophy. In this regard, in connection with the grant of restricted stock unit awards to the named executive officers in 2008, the Compensation Committee approved amendments to each named executive officer's employment agreements to provide that the vesting of the restricted stock units will be subject to the same change of control vesting acceleration provisions in their employment agreements as are applicable to stock options granted to the named executive officers. Tercica also believes that the other severance benefits are appropriate, particularly with respect to a termination by Tercica without cause since in that scenario, Tercica and the executive officer have a mutually-agreed-upon severance package that is in place prior to any termination event which provides Tercica with more flexibility to make a change in executive management if such a change is in the stockholders' best interests.

Indemnification Agreements; D&O Liability Insurance

Tercica has entered and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the Board of Directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Tercica believes that indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Tercica also maintain directors' and officers' liability insurance.

Other Benefits

Tercica maintains a 401(k) plan in which substantially all of its employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. The 401(k) plan does not currently allow for matching contributions by Tercica. Tercica also provides medical, dental and life insurance benefits to all full-time employees, including Tercica's executive officers.

2007 and 2008 Compensation Decisions

Tercica's key compensation actions for Dr. Scarlett and the other named executive officers during 2007 and 2008 are summarized as follows:

John A. Scarlett, M.D.—Chief Executive Officer

Base Salary Determinations. In setting Dr. Scarlett's base salary for 2007, the Board of Directors evaluated the same factors for establishing the salary levels of the executive officers generally, as well as Tercica's 2006 financial and operating performance, and the performance of Tercica common stock. In addition, the Compensation Committee and Board of Directors considered the status of Dr. Scarlett as Tercica's most senior officer, a review of the compensation for chief executive officers of Tercica's peer group companies, and the important role he performed in achieving overall corporate objectives. For fiscal 2007, Dr. Scarlett's base salary was set at $440,000, or a 10% increase from his prior year's base salary of $400,000. Dr. Scarlett's base salary for fiscal 2008 was set at $520,000, or an approximately 18% increase from his 2007 base salary. The Board of Directors approved the 18% increase in salary for 2008 because Dr. Scarlett's 2007 salary was below the 50th to 75th percentile range of Tercica's peer group companies and also because of Tercica's strong performance against its 2007 corporate goals.

Bonus Compensation Determinations. For 2007, Dr. Scarlett also received a cash bonus award under the Incentive Compensation Plan of $375,000 (which was determined and paid in 2008), or approximately 142% of his target bonus. Dr. Scarlett's bonus award recommended by the Compensation Committee for 2007 performance and set by the Board of Directors, was based primarily on the Compensation Committee's assessment of Tercica's performance of its 2007 corporate goals, as described under "Tercica's Executive Compensation Program—Executive Officer Performance Bonuses," and the fact that Tercica exceeded its worldwide Increlex® revenue goal and settled its litigation with Insmed. Dr. Scarlett's bonus award also reflects the strong of achievement of his individual performance objectives, including his overall leadership and management in achieving Tercica's 2007 corporate objectives as well as the strength of his leadership and strategies for Tercica's long-term future.

Long-Term Incentive Compensation. In 2007, Dr. Scarlett was awarded a stock option to purchase 250,000 shares of Tercica common stock at an exercise price of $5.56 per share, the fair market value of Tercica common stock on the date of grant. As with all grants of stock options to executive officers in 2007, 1/4th of the shares subject to the stock option vest on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vest monthly thereafter. In 2008, Dr. Scarlett was awarded a stock option to purchase 133,000 shares of Tercica common stock at an exercise price of $6.13 per share, the fair market value of Tercica common stock on the date of grant, and an award of 33,500 restricted stock units. As with all grants of restricted stock units to executive officers in 2008, the awards vest on a series of four successive annual installments on the dates that are the 13th, 24th, 36th, and 48th month anniversaries of the date of grant, subject to the individual's continued service through each such date, so that the award is fully vested on the 48th month anniversary of the date of grant. As was the case for all named executive officers, the 2008 stock option grant and restricted stock unit award were awarded both as a reward for 2007 individual and corporate performance and as an incentive for future performance.

The Compensation Committee also reviewed perquisites and other compensation paid to Dr. Scarlett for 2007, which included $26,000 in housing costs reimbursed by Tercica and $13,898 in personal travel expenses reimbursed by Tercica and found these amounts to be reasonable. Dr. Scarlett does not receive separate compensation for serving as a member of the Board of Directors.

Richard King—President and Chief Operating Officer

Executive Employment Agreement. Mr. King joined Tercica effective February 25, 2007 as Tercica's Chief Operating Officer, with all of the commercial, manufacturing and quality groups reporting to him. In February 2008, the Board of Directors promoted Mr. King to the office of President and added as his direct reports all of the clinical and medical groups. Mr. King's compensation for 2007 was largely based on the terms of the employment agreement Tercica negotiated with Mr. King. The Compensation Committee believes that the compensatory arrangements included in Mr. King's employment agreement are consistent with Tercica's compensation philosophy and competitive with Tercica's peer group and internally equitable in relation to other company executives. The primary elements of the compensatory arrangements covered in Mr. King's employment agreement include: an annual base salary of $400,000, which is reviewed annually; a target annual bonus opportunity equal to 60% of base salary earned during the applicable year; a $45,000 sign-on bonus, which was necessary to recruit Mr. King and must be repaid by Mr. King if he voluntarily resigns or is terminated for cause within 18 months of his employment start date; and a stock option grant covering 275,000 shares of Tercica common stock, which vests in accordance with Tercica's standard vesting schedule for executive officers. Tercica also offered Mr. King certain housing-related inducements, which were necessary to recruit Mr. King, including: the reimbursement of up to $50,000 for relocation expenses incurred in connection with his relocation from Pennsylvania to the San Francisco Bay Area, and up to 6% for the realtor commission incurred in connection with the sale of his Pennsylvania home, including related tax gross-up payments not to exceed $48,000, both of which are subject to repayment if Mr. King voluntarily resigns or is terminated for cause within 18 months of his employment start date; as well as a monthly housing supplement during his employment term of $7,000 for the first year of employment, $6,000 for the second year of employment, $4,500 for the third year of employment, $3,000 for the fourth year of employment and $1,500 for the fifth year of employment. Dr. Scarlett, with input from the Human Resources group, had presented this arrangement to the Compensation Committee for approval. The Compensation Committee reviewed the proposed offering and concluded that the recommended compensation arrangement was fair and reasonable and approved Dr. Scarlett's recommendation.

Bonus Compensation Determinations. For 2007, Mr. King was awarded a cash bonus award under Tercica's Incentive Compensation Plan of $300,000 (which was determined and paid in 2008), or approximately 148% of his target bonus. The Compensation Committee highly valued Mr. King's individual contributions to Tercica's performance of its 2007 corporate goals, primarily his leadership regarding the worldwide revenues from sales of Increlex® and the launch of Somatuline® Depot, and consummating the Genentech agreement for the development and commercialization of growth hormone combination products. The Compensation Committee also highly valued Mr. King's individual performance based on the performance of the commercial (e.g., revenue and commercialization goals), manufacturing (e.g., transfers of bulk and fill and finish operations and inventory control) and quality (e.g., transfer of bulk and fill and finish operations and maintenance of commercial product quality) groups, whose achievement of their departmental goals were critical in Tercica achieving its 2007 corporate goals, as well as Mr. King's personnel changes in the sales and marketing groups and Mr. King's departmental and overall company leadership, which included the design of a company-wide process for determining and implementing a five-year vision plan.

2008 Base Salary. Mr. King's base salary for fiscal 2008 was set at $435,000, or an approximately 9% increase from his 2007 base salary, primarily due to the additional responsibilities regarding the clinical and medical groups that accompanied his promotion to President.

Long-Term Incentive Compensation. As stated above, Mr. King was granted an option to purchase 275,000 shares of Tercica common stock in accordance with the terms of his negotiated employment agreement. The option carries an exercise price of $5.40 per share, the fair market value of Tercica common stock on the date of grant. In 2008, Mr. King was awarded a stock option to purchase 73,000 shares of Tercica common stock at an exercise price of $6.13 per share, the fair market value of Tercica common stock on the date of grant, and an award of 33,500 restricted stock units.

Ajay Bansal—Executive Vice President and Chief Financial Officer

Base Salary Determinations. For fiscal 2007, Mr. Bansal's base salary was set at $325,000, or an approximately 8% increase from his prior year's salary of $300,000. Mr. Bansal's base salary for fiscal 2008 was set at $350,000, or an approximately 8% increase from his 2007 base salary, which increase reflects his promotion to Executive Vice President in December 2007.

Bonus Compensation Determinations. For 2007, Mr. Bansal was awarded a cash bonus award under Tercica's Incentive Compensation Plan of $185,000 (which was determined and paid in 2008), or approximately 163% of his target bonus. Mr. Bansal's bonus award reflects his key contributions and exemplary performance in Tercica's achievement of its corporate goals, primarily in consummating the Genentech agreement for the development and commercialization of growth hormone combination products and guiding Tercica's expenditures resulting in Tercica retaining a targeted level of cash at the end of 2007. The Compensation Committee also highly valued Mr. Bansal's performance based on the performance of the finance (e.g., complex accounting issues, forecasts and budgets), corporate development (e.g., Genentech agreement and Ipsen relationship) and investor relations (e.g., meetings with investors and relationships with analysts) groups, and Mr. Bansal's overall company leadership, which included business strategy, five-year business planning and key forecasting.

Long-Term Incentive Compensation. In 2007, Mr. Bansal was awarded a stock option to purchase 85,000 shares of Tercica common stock at an exercise price of $5.78 per share, the fair market value of Tercica common stock on the date of grant. In 2008, Mr. Bansal was awarded a stock option to purchase 57,000 shares of Tercica common stock at an exercise price of $6.13 per share, the fair market value of Tercica common stock on the date of grant, and an award of 14,000 restricted stock units.

Stephen N. Rosenfield—Executive Vice President of Legal Affairs, General Counsel and Secretary

Base Salary Determinations. For fiscal 2007, Mr. Rosenfield's base salary was set at $325,000, or an approximately 14% increase from his prior year's base salary of $265,000. This was primarily due to Mr. Rosenfield's expanded role in leading the Human Resources group. Mr. Rosenfield's base salary for fiscal 2008 was set at $345,000, or an approximately 6% increase from his 2007 base salary.

Bonus Compensation Determinations. For 2007, Mr. Rosenfield was awarded a cash bonus award under Tercica's Incentive Compensation Plan of $185,000 (which was determined and paid in 2008), or approximately 163% of his target bonus. Mr. Rosenfield's bonus award primarily reflects his leadership in the settlement of the patent infringement litigation against Insmed Incorporated, as well as his role in consummating the Genentech agreement for the development and commercialization of growth hormone combination products. In addition, the Compensation Committee highly valued Mr. Rosenfield's performance based on the performance of the legal (e.g., litigation, patent application processing and approval, and timely negotiation of contracts) and human resources (e.g., timely personnel hiring, benefits benchmarking and savings in benefits expenses) groups, and Mr. Rosenfield's overall company leadership, which included business strategy and compliance initiatives.

Long-Term Incentive Compensation. In 2007, Mr. Rosenfield was awarded a stock option to purchase 120,000 shares of Tercica common stock at an exercise price of $5.78 per share, the fair market value of Tercica common stock on the date of grant. In 2008, Mr. Rosenfield was awarded a stock option to purchase 55,500 shares of Tercica common stock at an exercise price of $6.13 per share, the fair market value of Tercica common stock on the date of grant, and an award of 13,500 restricted stock units.

Thorsten von Stein, M.D., Ph.D.— Senior Vice President of Clinical and Regulatory Affairs and Chief Medical Officer

Base Salary Determinations. For fiscal 2007, Dr. von Stein's base salary was set at $325,000, or an approximately 12% increase from his prior year's base salary of $290,000. Dr. von Stein's base salary for fiscal 2008 was set at $340,000, or an approximately 5% increase from his 2007 base salary.

Bonus Compensation Determinations. For 2007, Dr. von Stein was awarded a cash bonus award under Tercica's Incentive Compensation Plan of $140,000 (which was determined and paid in 2008), or approximately 144% of his target bonus. Dr. von Stein's bonus award reflects his key leadership enabling Tercica to enroll in three short stature clinical trials (i.e., all corporate goals), and in Tercica retaining a targeted level of cash at the end of 2007. In addition, the Compensation Committee highly valued Dr. von Stein's performance based on the performance of the clinical (e.g., Increlex® approval in Europe), medical affairs (e.g., Increlex® registry and safety monitoring) and regulatory (e.g., Increlex® approval in Europe and growth hormone combination product protocol for pediatric short stature) groups.

Long-Term Incentive Compensation. In 2007, Dr. von Stein was awarded a stock option to purchase 85,000 shares of Tercica common stock at an exercise price of $5.78 per share, the fair market value of Tercica common stock on the date of grant. In 2008, Dr. von Stein was awarded a stock option to purchase 55,500 shares of Tercica common stock at an exercise price of $6.13 per share, the fair market value of Tercica common stock on the date of grant, and an award of 13,500 restricted stock units.

Accounting and Tax Considerations

Effective January 1, 2006, Tercica adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "*Share-Based Payment*," or SFAS 123R. Under SFAS 123R, Tercica is required to estimate and record an expense for each award of equity compensation (including stock options and restricted stock units) over the vesting period of the award. The Compensation Committee has determined to retain for the foreseeable future its stock option and time-based restricted stock unit award program as the sole components of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123R. The Compensation Committee has considered, and may in the future consider, the grant of other types of equity compensation to Tercica's executive officers in lieu of stock option grants and time-based restricted stock unit awards in light of the accounting impact of SFAS 123R with respect to these types of equity compensation and other considerations.

Section 162(m) of the Internal Revenue Code of 1986 limits Tercica's deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to Tercica's executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating its executive officers in a manner designed to promote Tercica's objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with Tercica's best interests and those of its stockholders. For example, Tercica is currently requesting stockholders to approve Tercica's Amended and Restated 2004 Stock Plan that is intended maintain the tax deductible status of stock options that may be granted under that plan.

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2007 and 2006, certain compensation awarded or paid to, or earned by, Tercica's principal executive officer, principal financial officer and the three other highest paid executive officers during the year ended December 31, 2007. The officers listed in the table below are referred to in this proxy statement as the "named executive officers."

2007 AND 2006 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John A. Scarlett, M.D.	2007	440,000	—	845,623	375,000(2)	40,583(3)	1,701,206
Chief Executive Officer	2006	400,000	—	713,971	225,000	39,052(4)	1,378,023
Ajay Bansal	2007	325,000	—	377,267	185,000(2)	785(5)	888,052
Chief Financial Officer and Executive Vice President of Finance	2006	229,125	50,000(6)	245,506	100,000	690(7)	625,321
Richard King(8) President and Chief Operating Officer	2007	338,833	45,000(9)	237,532	300,000(2)	35,713(10)	957,078
Stephen N. Rosenfield	2007	325,000	—	525,067	185,000(2)	435(11)	1,035,502
Executive Vice President of Legal Affairs, General Counsel and Secretary	2006	285,000	—	420,228	150,000	785(12)	856,013
Thorsten von Stein, M.D., Ph.D.	2007	325,000	—	362,453	140,000(2)	735(13)	828,188
Chief Medical Officer and Senior Vice President of Clinical and Regulatory Affairs	2006	290,000	—	273,755	80,000	735(13)	644,490

(1) The dollar amounts in this column represent the compensation cost for the indicated fiscal year of stock option awards granted pursuant to Tercica's equity compensation plans and thus include amounts from outstanding stock option awards granted in and prior to the indicated fiscal year. These amounts have been calculated in accordance with FASB Statement No. 123 (revised), "Share-Based Payment," or SFAS No. 123R, using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock options were forfeited by any of Tercica's named executive officers during fiscal 2007 or 2006. Assumptions used in the calculation of these amounts are included in the notes to Tercica's audited financial statements included in Tercica's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2008. These amounts reflect Tercica's accounting expense for these awards and do not correspond to the actual value that may be recognized by the named executive officers.

(2) See footnote (1) to the 2007 Grants of Plan-Based Awards Table below.

(3) Consists of $26,000 in housing costs reimbursed by Tercica, $13,898 in personal travel expenses reimbursed by Tercica, $250 in airline club membership dues reimbursed by Tercica, and $435 in life insurance premiums paid by Tercica.

(4) Consists of $22,000 in housing costs reimbursed by Tercica, $16,367 in personal travel expenses reimbursed by Tercica, $250 in airline club membership dues reimbursed by Tercica, and $435 in life insurance premiums paid by Tercica.

(5) Consists of $350 in airline club membership dues reimbursed by Tercica and $435 in life insurance premiums paid by Tercica.

(6) Represents a sign-on bonus paid to Mr. Bansal.

(7) Consists of $400 in airline club membership dues reimbursed by Tercica and $290 in life insurance premiums paid by Tercica.

(8) Mr. King joined Tercica as its Chief Operating Officer effective February 26, 2007. In February 2008, Mr. King was appointed as Tercica's President and continues to occupy the office of Chief Operating Officer.

(9) Represents a sign-on bonus that must be repaid to Tercica, on a pro rata basis, if Mr. King voluntarily resigns or is terminated for cause, as cause is defined in Mr. King's employment letter agreement with Tercica, within 18 months of his employment start date.

(10) Consists of $35,000 in housing costs reimbursed by Tercica, $350 in airline club membership dues reimbursed by Tercica, and $363 in life insurance premiums paid by Tercica.

(11) Consists of $435 in life insurance premiums paid by Tercica.

(12) Consists of $350 in airline club membership dues reimbursed by Tercica and $435 in life insurance premiums paid by Tercica.

(13) Consists of $300 in airline club membership dues reimbursed by Tercica and $435 in life insurance premiums paid by Tercica.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2007.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards($)
John A. Scarlett, M.D.	—	264,000	—	—	—
	02/15/07	—	250,000	5.56	877,275
Ajay Bansal	—	113,750	—	—	—
	02/14/07	—	85,000	5.78	310,080
Richard King	—	203,300	—	—	—
	02/26/07	—	275,000	5.40	937,228
Stephen N. Rosenfield	—	113,750	—	—	—
	02/14/07	—	120,000	5.78	437,760
Thorsten von Stein, M.D., Ph.D.	—	97,500	—	—	—
	02/14/07	—	85,000	5.78	310,080

(1) This column sets forth the target amount of each named executive officer's annual cash bonus award for the year ended December 31, 2007 under Tercica's Incentive Compensation Plan. The actual cash bonus award earned for the year ended December 31, 2007 for each named executive officer is set forth in the 2007 and 2006 Summary Compensation Table above. As such, the amounts set forth in this column do not represent

additional compensation earned by the named executive officers for the year ended December 31, 2007. For more information regarding Tercica's Incentive Compensation Plan and the cash bonuses awarded to the named executive officers for the year ended December 31, 2007, please see "Compensation Discussion and Analysis—Tercica's Executive Compensation Program— Executive Officer Performance Bonuses" and "Compensation Discussion and Analysis—2007 and 2008 Compensation Decisions."

(2) Stock options were granted pursuant to Tercica's 2004 Stock Plan. 1/4th of the shares subject to the stock option vest on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vest monthly thereafter. Vesting is contingent upon continued service. For a description of the terms of stock options granted under the 2004 Stock Plan, please see "Employment Agreements and Arrangements—Equity Compensation Arrangements."

Proxy

Employment Agreements and Arrangements

Executive Employment Agreements

John A. Scarlett, M.D.

In February 2002, Tercica entered into an employment agreement that was amended in May 2002, February 2005 and March 2008, and a restricted common stock purchase agreement for the purchase of 328,158 shares of common stock, with John A. Scarlett, M.D., Tercica's Chief Executive Officer. Pursuant to the terms of the agreement, Dr. Scarlett's base salary was initially set at $280,000, which is reviewed annually. Dr. Scarlett is also eligible to participate in any bonus program applicable to Tercica's executive officers, including pursuant to Tercica's Incentive Compensation Plan. The agreement also provides for the provision of standard employee benefits as well as an up to $2,000 monthly housing allowance and the reimbursement of up to $20,000 per year in personal travel expenses in connection with Dr. Scarlett's weekly commute between the San Francisco Bay Area and Austin, Texas.

Pursuant to the agreement and a related restricted stock purchase agreement, Dr. Scarlett purchased 328,158 shares of common stock at a price of $0.00625 per share. Of the 328,158 shares of common stock purchased in February 2002, or the "founder shares," 186,904 shares were initially subject to vesting and a right of repurchase in favor of Tercica. With respect to these shares, Tercica's right of repurchase lapsed as to 46,726 of these shares in February 2003, and lapsed at rates between 3,893 and 3,895 shares each month thereafter until Tercica's right of repurchase lapsed in full in January 2006. In addition, pursuant to agreement (as amended), in June 2002, Dr. Scarlett was granted an option to purchase 514,852 shares of Tercica common stock, representing 5.078% of the total outstanding equity shares calculated on a fully diluted basis after taking into account the issuance of Tercica's Series A preferred stock on the date of grant. Dr. Scarlett early exercised these shares pursuant to a restricted stock purchase agreement in December 2002. With respect to the shares purchased in December 2002, Tercica's right of repurchase lapsed as to 1/4th of the shares in May 2003, and lapsed at the rate of 1/48th of the shares each month thereafter until Tercica's right of repurchase lapsed in full in May 2006.

In the event that Dr. Scarlett is terminated without cause or terminates his own employment for good reason at any time not within 12 months following a change of control, as these terms are defined in his employment agreement, Dr. Scarlett will, subject to certain conditions, be entitled to receive certain severance benefits, including the following:

- at Dr. Scarlett's election, Dr. Scarlett will either (i) continue to receive, on Tercica's standard payroll dates, his base salary in effect as of his termination date for a period of 12 months following his termination date, or (ii) receive a lump sum payment equal to 12 months of his base salary in effect as of his termination date;
- the unvested portion of all of Dr. Scarlett's equity awards will be subject to accelerated vesting such that the number of shares that would have vested had Dr. Scarlett's employment continued for 12 months following his employment termination date will immediately vest as of his employment termination date;
- Tercica's right of repurchase will lapse in full as to all founder shares (Dr. Scarlett's founder shares have already vested in full, however); and

- if Dr. Scarlett timely elects continuation of his Tercica-provided group health insurance coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, then Tercica will reimburse Dr. Scarlett for the cost of his COBRA premiums to continue his health insurance coverage for him and his dependents for a period of 12 months following his employment termination date.

In the event that Dr. Scarlett is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, Dr. Scarlett will, subject to certain conditions, be entitled to receive certain severance benefits, including the following:

- Dr. Scarlett will continue to receive, on Tercica's standard payroll dates, his base salary in effect as of his termination date for a period of 24 months following his termination date (subject to the condition that Dr. Scarlett not compete with or solicit employees of Tercica, or otherwise interfere with Tercica's employment relationships);
- the unvested portion of all of Dr. Scarlett's equity awards will be subject to accelerated vesting such that all of the unvested shares will immediately vest in full as of his employment termination date; and
- if Dr. Scarlett timely elects continuation of his Tercica-provided group health insurance coverage pursuant to COBRA, then Tercica will reimburse Dr. Scarlett for the cost of his COBRA premiums to continue his health insurance coverage for him and his dependents for a period of 18 months following his termination date.

If the total amount of payments and benefits to be provided to Dr. Scarlett under his employment agreement in connection with a change of control would cause Dr. Scarlett to incur "golden parachute" excise tax liability, then the payments and benefits will be reduced to the extent necessary to leave him in a better after-tax position than if no such reduction had occurred. The agreement does not provide for any tax "gross-up" payments to Dr. Scarlett. All of the severance benefits provided for in Dr. Scarlett's agreement are subject to Dr. Scarlett entering into a final separation agreement containing Tercica's standard form of release of claims in favor of Tercica and other standard provisions, including those relating to non-disparagement and confidentiality.

Ajay Bansal

In February 2006, Tercica entered into an employment letter agreement that was amended in March 2008 with Ajay Bansal, Tercica's Chief Financial Officer and Senior Vice President of Finance. Pursuant to the terms of the agreement, Mr. Bansal's base salary was initially set at $300,000, which is reviewed annually. The agreement also provides that Mr. Bansal is eligible for an annual bonus based on company and individual performance of up to 35% of Mr. Bansal's annual base salary. The agreement provides for the provision of standard employee benefits as well as a sign-on bonus of $50,000. Pursuant to the agreement, Mr. Bansal was granted an option to purchase 225,000 shares of Tercica common stock, which vests as to 1/4 th of the shares upon the one-year anniversary date of the date of grant and continues to vest at a rate of 1/48 th of the shares on a monthly basis thereafter.

In the event that Mr. Bansal is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, as these terms are defined in his employment agreement, Mr. Bansal will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to one year of his base salary in effect as of his termination date and the vesting of all of his stock options and restricted stock unit awards will be accelerated in full. In the event that Mr. Bansal is terminated without cause at any time not within 12 months of a change of control, Mr. Bansal will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to one year of his base salary in effect as of his termination date.

Richard King

In February 2007, Tercica entered into an employment letter agreement that was amended in March 2008, with Richard King, Tercica's President and Chief Operating Officer. Pursuant to the terms of the agreement,

Mr. King's base salary was initially set at $400,000, which is reviewed annually. The agreement also provides that Mr. King is eligible for an annual bonus based on company and individual performance of up to 60% of Mr. King's annual base salary. The agreement provides for the provision of standard employee benefits as well as a sign-on bonus of $45,000 that must be repaid to Tercica, on a pro rata basis, if Mr. King voluntarily resigns or is terminated for cause, as cause is defined in his employment agreement, within 18 months of his employment start date. Pursuant to the agreement, Mr. King was granted an option to purchase 275,000 shares of Tercica common stock, which vests as to 1/4 th of the shares upon the one-year anniversary date of the date of grant and continues to vest at a rate of 1/48 th of the shares on a monthly basis thereafter.

The agreement also provides for reimbursement of up to $50,000 for usual and customary expenses incurred in connection with his relocation from Pennsylvania to the San Francisco Bay Area and which must be repaid to Tercica, on a pro rata basis, if Mr. King voluntarily resigns within 18 months of his relocation date. If such relocation expenses are imputed as taxable income for Mr. King, Tercica has agreed to "gross up" Mr. King up to 40% of these expenses, up to a maximum of $20,000. Under the terms of the agreement, Tercica has agreed to reimburse Mr. King up to 6% for the realtor commission incurred in connection with the sale of his Pennsylvania home, which must be repaid to Tercica, on a pro rata basis, if Mr. King voluntarily resigns or is terminated for cause, as defined in his employment agreement, within 18 months following his relocation date. If the reimbursement of the commission is imputed as taxable income for Mr. King, Tercica has agreed to "gross up" Mr. King up to 40% of these expenses, up to a maximum of $48,000. If Mr. King purchases a home in the San Francisco Bay Area within two years of the date of his employment agreement and he is still an employee, Tercica has agreed to pay him, for each year of home ownership, a monthly housing supplement during his employment of $7,000 for the first year, $6,000 for the second year, $4,500 for the third year, $3,000 for the fourth year and $1,500 for the fifth year.

In the event that Mr. King is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, as these terms are defined in his employment agreement, Mr. King will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to one year of his base salary in effect as of his termination date and the vesting of all of his unvested stock options and restricted stock unit awards will be accelerated in full; provided, however, that if such termination without cause or for good reason upon a change of control is within 18 months of his employment start date, Mr. King will be entitled to severance pay equal to two years of his base salary then in effect as of such termination and the vesting of all of his stock options and restricted stock unit awards will be accelerated in full.

Stephen N. Rosenfield

In June 2004, Tercica entered into an employment letter agreement that was amended in February 2005 and March 2008 with Stephen N. Rosenfield, Tercica's Executive Vice President of Legal Affairs, General Counsel and Secretary. Pursuant to the terms of the agreement, Mr. Rosenfield's base salary was initially set at $260,000, which is reviewed annually. Mr. Rosenfield is also eligible to participate in any bonus program applicable to Tercica's executive officers, including pursuant to Tercica's Incentive Compensation Plan. The agreement also provides for the provision of standard employee benefits. Pursuant to the agreement, Mr. Rosenfield was granted an option to purchase 180,000 shares of Tercica common stock, which vested as to 1/4 th of the shares upon the one-year anniversary date of the date of grant and continues to vest at a rate of 1/48 th of the shares on a monthly basis thereafter.

In the event that Mr. Rosenfield is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, as these terms are defined in his employment agreement, Mr. Rosenfield will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to one year of his base salary in effect as of his termination date and the vesting of all of his stock options and restricted stock unit awards will be accelerated in full. In the event that Mr. Rosenfield is terminated without cause at any time not within 12 months of a change of control, Mr. Rosenfield will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to six months of his base salary in effect as of his termination date.

These severance benefits are subject to Mr. Rosenfield entering into a final separation agreement containing Tercica's standard form of release of claims in favor of Tercica and other standard provisions, including those relating to non-solicitation of Tercica employees, non-disparagement and confidentiality. The separation agreement would also provide for COBRA payments by Tercica that extend Mr. Rosenfield's and his dependents' existing health, vision and dental insurance for a term equal to the number of months of severance base salary (i.e., either six months or one year), or until Mr. Rosenfield becomes eligible to receive these benefits from a subsequent employer.

Thorsten von Stein, M.D., Ph.D.

In December 2004, Tercica entered into an employment agreement that was amended in March 2008 with Thorsten von Stein, M.D., Ph.D., Tercica's Chief Medical Officer and Senior Vice President, Clinical and Regulatory Affairs. Pursuant to the terms of the agreement, Dr. von Stein's base salary was initially set at $255,000, which is reviewed annually. The agreement also provides that Dr. von Stein is eligible for an annual bonus based on company and individual performance of up to 30% of Dr. von Stein's annual base salary. The agreement provides for the provision of standard employee benefits. Pursuant to the agreement, Dr. von Stein was granted an option to purchase 110,000 shares of Tercica common stock, which vested as to 1/4th of the shares upon the one-year anniversary date of the date of grant and continues to vest at a rate of 1/48th of the shares on a monthly basis thereafter.

In the event that Dr. von Stein is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, as these terms are defined in his employment agreement, Dr. von Stein will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to six months of his base salary in effect as of his termination date and the vesting of his stock options and restricted stock unit awards will be accelerated such that 50% of his unvested stock option shares and restricted stock unit awards will immediately vest in full as of his employment termination date. In the event that Dr. von Stein is terminated without cause at any time not within 12 months of a change of control, Dr. von Stein will, subject to his entering into of an effective release of claims in favor of Tercica, be entitled to receive a lump sum severance payment equal to six months of his base salary in effect as of his termination date.

Equity Compensation Arrangement

2004 Stock Plan

Tercica currently grants stock options and restricted stock units to its executive officers through the 2004 Stock Plan. The following is a brief description of certain of the terms of stock options and restricted stock unit awards that may be granted under the 2004 Stock Plan:

Stock Option Awards. All stock options granted to executive officers during the year ended December 31, 2007 have exercise prices equal to 100% of the fair market value of the stock subject to the option on the date of grant. The exercise price of options granted under the 2004 Stock Plan must be paid, to the extent permitted by applicable law and at the discretion of the plan administrator (i.e. either the Board of Directors or the Compensation Committee), (i) by cash or check, (ii) by promissory note, (iii) pursuant to a cashless exercise program implemented by Tercica, (iv) by delivery of other common stock of Tercica, (v) pursuant to a reduction in the amount of any liability to the optionee, including any liability attributable to the optionee's participation in any Tercica-sponsored deferred compensation program or arrangement, or (vi) in any other form of legal consideration acceptable to the plan administrator.

Options granted under the 2004 Stock Plan may become exercisable in cumulative increments, or "vest," as determined by the plan administrator. Vesting typically will occur during the optionholder's continued service with Tercica, whether such service is performed in the capacity of an employee, director or consultant and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the 2004 Stock Plan may be subject to different vesting terms. In addition, options granted to executive officers under the 2004 Stock Plan may be exercised prior to vesting, or early exercised, subject to repurchase rights in favor of Tercica that expire over the vesting period. Shares subject to stock options granted to executive officers during the year ended December 31, 2007 vest as to 1/4th of the shares on the one-year anniversary of the date of grant and 1/48th of the shares on a monthly basis thereafter, subject to continued service. The plan administrator has the authority to accelerate the time during which an option may vest or be exercised. Under the 2004 Stock Plan, in the event of change in control, the successor corporation may assume or substitute an equivalent award for each outstanding option. If there is no assumption or substitution of outstanding options, the administrator will provide notice to the recipient that he or she has the right to exercise the option as to all of the shares subject to the award, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The award will terminate upon the expiration of the 15-day period. Further, as described above, Tercica's executive officers are parties to agreements with Tercica that provide for stock option vesting acceleration in connection with certain termination events.

The term of options granted under the 2004 Stock Plan is generally ten years, except that in certain cases, the maximum term is five years. All stock options granted to executive officers during the year ended December 31, 2007 have ten-year terms. After termination of one of Tercica's executive officers, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Restricted Stock Unit Awards. In March 2008, Tercica began granting restricted stock unit awards to its employees, including its executive officers. Each restricted stock unit represents a right to receive one share of Tercica common stock (subject to adjustment for certain specified changes in Tercica's capital structure) upon the satisfaction of vesting criteria approved by the plan administrator. The plan administrator may set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including, but not limited to, continued service), or any other basis determined by the plan administrator in its discretion. To date, the Board and the Compensation Committee have granted restricted stock unit awards that vest on a series of four successive annual installments on the dates that are the 13th, 24th, 36th, and 48th month anniversaries of the date of grant, subject to the individual's continued service through each such date, so that the award is fully vested on the 48th month anniversary of the date of grant. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the awardee's cessation of continued service for any reason. Under the 2004 Stock Plan, in the event of "change in control," the successor corporation may assume or substitute an equivalent award for each outstanding restricted stock unit award. If there is no assumption or substitution of outstanding restricted stock unit awards by the successor corporation, all vesting restrictions on the restricted stock unit awards will lapse. As described above, Tercica's executive officers are parties to agreements with Tercica that provide for vesting acceleration of restricted stock unit awards in connection with certain termination events.

Employee Stock Purchase Plan

Additional long-term equity incentives are provided through Tercica's 2004 Employee Stock Purchase Plan in which all eligible employees, including eligible executive officers of Tercica, may purchase stock of Tercica, subject to specified limits, at 85% of fair market value. Tercica's 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year. Under the 2004 Employee Stock Purchase Plan, participants, including eligible executive officers, may purchase common stock through payroll deductions of up to 10% of their eligible compensation and may purchase a maximum of up to 1,000 shares during a six-month purchase period. Amounts deducted and accumulated by the participant are used to purchase shares of Tercica common stock at the end of each six-month purchase period. The purchase price is 85% of the lower of the fair market value of Tercica common stock at the beginning of an offering period or at a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Tercica.

Annual Cash Bonus Awards

Tercica's Incentive Compensation Plan provides for an annual cash bonus awards to reward executive officers and other employees for the achievement of corporate goals and individual performance objectives. For more information regarding Tercica's Incentive Compensation Plan, please see "Compensation Discussion and Analysis—Evaluation of Executive Performance; Incentive Compensation Plan" and "Compensation Discussion and Analysis—Tercica's Executive Compensation Program—Executive Officer Performance Bonuses."

Other Arrangements

Executive officers are eligible to participate in all of Tercica's employee benefit plans, such as medical, dental and life insurance and Tercica's 401(k) plan, in each case generally on the same basis as other employees.

Outstanding Equity Awards at December 31, 2007

The following table sets forth certain information regarding stock options granted to the named executive officers that were outstanding as of December 31, 2007.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards(1)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
John A. Scarlett, M.D.	150,000(2)	—	8.32	03/15/15
	250,000(3)	—	7.37	03/10/16
	250,000(4)		5.56	02/15/17
Ajay Bansal	225,000(5)	—	6.68	03/28/16
	85,000(6)		5.78	02/14/17
Richard King	275,000(7)	—	5.40	02/26/17
Stephen N. Rosenfield	180,000(8)	—	8.54	07/21/14
	20,000(9)	—	8.29	03/17/15
	50,000(10)	—	8.57	08/16/15
	83,333(3)	—	7.37	03/10/16
	120,000(6)		5.78	02/14/17
Thorsten von Stein, M.D., Ph.D.	110,000(11)	—	9.96	01/04/15
	110,000(3)	—	7.37	03/10/16
	85,000(6)		5.78	02/14/17

(1) Stock options may be exercised prior to vesting, or early exercised, subject to repurchase rights in favor of Tercica that expire over the vesting periods indicated in the footnotes below. Accordingly, all stock options granted to the named executive officers that were outstanding as of December 31, 2007 were exercisable in full.

(2) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on March 15, 2006, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(3) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on March 10, 2007, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(4) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on February 15, 2008, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(5) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on March 28, 2007, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(6) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on February 14, 2008, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(7) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on February 26, 2008, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(8) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on July 21, 2005, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(9) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on March 17, 2006, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(10) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on August 16, 2006, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

(11) The stock option vested as to 1/4th of the shares of common stock subject to the stock option on January 4, 2006, and vests as to 1/48th of the shares subject to the stock option each month thereafter.

Option Exercises and Stock Vested During 2007

Tercica's named executive officers did not exercise any stock options during the year ended December 31, 2007. The following table shows certain information regarding stock vested during the year ended December 31, 2007.

2007 OPTION EXERCISES AND STOCK VESTED TABLE

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John A. Scarlett, M.D.	14,584	86,046
Ajay Bansal	—	—
Stephen N. Rosenfield	—	—
Thorsten von Stein, M.D., Ph.D.	—	—
Richard King	—	—

Potential Payments Upon Termination or Change in Control

See "Employment Agreements and Arrangements—Executive Employment Agreements" above for a description of the compensation and benefits payable to each of the named executive officers in certain termination situations. The amount of compensation and benefits payable to each named executive officer in various termination situations has been estimated in the tables below. The tables below do not include amounts in which the named executive officer had already vested as of December 31, 2007. Such vested amounts would include vested stock options and accrued wages and vacation. The tables below also do not include the impact of equity awards granted to the named executive officers after December 31, 2007.

The actual amount of compensation and benefits payable in any termination event can only be determined at the time of the termination of the named executive officer's employment with Tercica.

John A. Scarlett, M.D.

The following table describes the potential payments and benefits upon employment termination for Dr. Scarlett as if his employment had terminated as of December 31, 2007, the last business day of Tercica's last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	**Termination without Cause or for Good Reason ($)**	**Termination without Cause or for Good Reason ($)**
Base Salary Payment	440,000(1)	880,000
Founder Share Vesting(2)	—	—
Stock Option Vesting Acceleration(3)	305,000	305,000
COBRA Premiums	24,317	36,475
Total	769,317	1,221,475

(1) Dr. Scarlett is entitled to elect whether his base salary will be paid in the form of salary continuation or as a lump sum payment.

(2) All of Dr. Scarlett's founder shares were fully vested as of December 31, 2007.

(3) The value of vesting acceleration is based on the closing price of Tercica common stock on December 31, 2007 ($6.78) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Ajay Bansal

The following table describes the potential payments and benefits upon employment termination for Mr. Bansal as if his employment had terminated as of December 31, 2007, the last business day of Tercica's last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	**Termination without Cause ($)**	**Termination without Cause or for Good Reason ($)**
Base Salary Payment (Lump Sum)	325,000	325,000
Stock Option Vesting Acceleration	—	97,656(1)
Total	325,000	422,656

(1) The value of vesting acceleration is based on the closing price of Tercica common stock on December 31, 2007 ($6.78) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Richard King

The following table describes the potential payments and benefits upon employment termination for Mr. King as if his employment had terminated as of December 31, 2007, the last business day of Tercica's last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	**Termination without Cause ($)**	**Termination without Cause or for Good Reason ($)**
Base Salary Payment	—	800,000
Stock Option Vesting Acceleration	—	379,500(1)
COBRA Premiums	—	—
Total	—	1,179,500

(1) The value of vesting acceleration is based on the closing price of Tercica common stock on December 31, 2007 ($6.78) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Stephen N. Rosenfield

The following table describes the potential payments and benefits upon employment termination for Mr. Rosenfield as if his employment had terminated as of December 31, 2007, the last business day of Tercica's last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	**Termination without Cause ($)**	**Termination without Cause or for Good Reason ($)**
Base Salary Payment (Lump Sum)	162,500	325,000
Stock Option Vesting Acceleration	—	120,000(1)
COBRA Premiums	9,412	18,824
Total	171,912	463,824

(1) The value of vesting acceleration is based on the closing price of Tercica common stock on December 31, 2007 ($6.78) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Thorsten von Stein, M.D., Ph.D.

The following table describes the potential payments and benefits upon employment termination for Dr. von Stein as if his employment had terminated as of December 31, 2007, the last business day of Tercica's last fiscal year.

	No Change in Control	Change in Control
Compensation and Benefits	**Termination without Cause ($)**	**Termination without Cause or for Good Reason ($)**
Base Salary Payment (Lump Sum)	162,500	162,500
Stock Option Vesting Acceleration	—	85,000(1)
Total	162,500	247,500

(1) The value of vesting acceleration is based on the closing price of Tercica common stock on December 31, 2007 ($6.78) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

Compensation of Directors

Cash Compensation Arrangements

In 2007, each non-employee director of Tercica received $15,000, which accrued quarterly, plus $2,000 for each Board meeting attended in person and $1,000 for each Board meeting attended by telephone. Tercica also paid the members, other than the chair, of each committee of the Board of Directors $1,000 per committee meeting, and the chair of each committee $2,000 per committee meeting. With regard to Dr. Henner's services prior to his resignation in February 2008, this compensation was paid directly to MPM Asset Management, LLC and with regard to Dr. Barkas's services, this compensation was paid directly to Prospect Management Co. II, LLC. The members of Tercica's Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Tercica's policy.

In April 2008, Tercica's Board of Directors amended its cash compensation arrangements for non-employee directors. Effective April 1, 2008, each non-employee of Tercica receives annual cash retainers that accrue on a quarterly basis as follows:

- a $30,000 annual retainer for service as a Board member;
- a $15,000 supplemental annual retainer for service as Chairman of the Board;
- a $10,000 supplemental annual retainer for service as chair of the Audit Committee;
- a $5,000 supplemental annual retainer for service as chair of the Compensation Committee;
- a $2,500 supplemental annual retainer for service as chair of the Nominating and Corporate Governance Committee;
- a $7,500 supplemental annual retainer for service as a member of the Audit Committee;
- a $5,000 supplemental annual retainer for service as a member of the Compensation Committee; and
- a $2,500 supplemental annual retainer for service as a member of the Nominating and Corporate Governance Committee.

Under the amended cash compensation arrangements, each non-employee director is eligible for the Board and all applicable supplemental annual retainers. For example, the chair of the Audit Committee is eligible for an annual retainer of $47,500, assuming such non-employee director does not serve on any other Board committees and is not the Chairman of the Board.

Equity Compensation Arrangements

In 2007, each non-employee director of Tercica was eligible to receive stock option grants under Tercica's current 2004 Stock Plan. Under the current 2004 Stock Plan, any new non-employee director joining Tercica's Board automatically receives an option to purchase 22,500 shares of common stock. In addition, non-employee directors, who had been directors for at least six months, is entitled to receive a subsequent annual stock option grant to purchase 11,250 shares, or 22,500 shares for a non-employee director who also is the Chairman of the Board of Directors (currently Dr. Barkas), on the date of each annual meeting of Tercica's stockholders. All options granted to non-employee directors under the automatic grant provisions of the current 2004 Stock Plan have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to one-third of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a service provider on such dates. Each annual option grant becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the date of grant, provided the non-employee director remains a service provider on such date. Options granted to non-employee directors under the current 2004 Stock Plan may be exercised prior to vesting, or early exercised, subject to repurchase rights in favor of Tercica that expire over the vesting period. Under the current 2004 Stock Plan, in the event of "change in control," the successor corporation may assume or substitute an equivalent award for each outstanding option. If there is no assumption or substitution of outstanding options, the administrator will provide notice to the recipient that he or she has the right to exercise the option as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of 15 days from the date of the notice. The award will terminate upon the expiration of the 15-day period. Under the current 2004 Stock Plan, in the event a non-employee director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

As described in more detail under "Proposal 3—Approval of the Tercica, Inc. Amended and Restated 2004 Stock Plan," if approved by the stockholders at the Annual Meeting, non-employee directors would be eligible to receive automatic grants of restricted stock units under the Amended and Restated 2004 Stock Plan in addition to the automatic grants of stock options provided for under the current 2004 Stock Plan. If approved by the stockholders at the Annual Meeting, eligible non-employee directors would receive the automatic grants of stock options and restricted stock units provided for under the terms of the Amended and Restated 2004 Stock Plan at the Annual Meeting (as well as subsequent annual meetings of stockholders). Please refer to "Proposal 3—Approval of the Tercica, Inc. Amended and Restated 2004 Stock Plan" for more detail on the terms of the stock option grants and restricted stock units to be automatically granted under the Amended and Restated 2004 Stock Plan at each annual meeting of stockholders (including this Annual Meeting), including the increases to the number of shares subject to the automatic subsequent annual stock option grants and the number of restricted stock units to be automatically granted under the terms of the Amended and Restated 2004 Stock Plan.

2007 Director Compensation

The table below summarizes the compensation paid to or earned by Tercica's non-employee directors for the fiscal year ended December 31, 2007. Neither Dr. Scarlett nor Dr. Clark, each of whom are executive officers of Tercica, receives additional compensation for serving on the Board of Directors or its committees.

2007 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Alexander Barkas, Ph.D.	33,000	81,406	114,406
Jean-Luc Bélingard(4)	17,250	(5,474)	11,776
Karin Eastham	39,000	40,965	79,965
Dennis Henner, Ph.D.(5)	33,000	40,965	73,965
Christophe Jean	27,000	51,523	78,523
Mark Leschly	36,000	40,965	76,965
David L. Mahoney	35,000	60,784	95,784

(1) The dollar amounts in this column represent the compensation cost for the year ended December 31, 2007 of stock option awards granted pursuant to Tercica's equity compensation plans and thus include amounts from outstanding stock option awards granted in and prior to 2007. These amounts have been calculated in accordance with SFAS 123R using Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. In connection with Mr. Bélingard's resignation from Tercica's Board, his stock options to purchase a total of 33,750 shares of Tercica common stock were forfeited. Assumptions used in the calculation of these amounts are included in the notes to Tercica's audited financial statements included in Tercica's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2008. These amounts reflect Tercica's accounting expense for these awards and do not correspond to the actual value that may be recognized by Tercica's directors.

(2) The aggregate number of shares subject to outstanding stock options held by each of the directors listed in the table above as of December 31, 2007 was as follows: Dr. Barkas, 103,750 shares; Mr. Bélingard, -0- shares; Ms. Eastham, 46,250 shares; Dr. Henner, 56,250 shares; Mr. Jean, 33,750 shares; Mr. Leschly, 56,250 shares; and Mr. Mahoney, 56,250 shares.

(3) The grant date fair value, as calculated in accordance with SFAS No. 123R and using a Black-Scholes model, of the stock option awards granted during the year ended December 31, 2007 for each of the directors listed in the table was as follows: Dr. Barkas, $86,893; Mr. Bélingard, $43,446; Ms. Eastham, $43,446; Dr. Henner, $43,446; Mr. Jean, $43,446; Mr. Leschly, $43,446; and Mr. Mahoney, $43,446.

(4) Mr. Bélingard resigned from the Board of Directors effective October 1, 2007. Upon his resignation, all of Mr. Bélingard stock options were forfeited. Pursuant to SFAS No. 123R, Tercica reversed the expense associated with the stock options forfeited by Mr. Bélingard in 2007.

(5) Dr. Henner resigned from Tercica's Board of Directors effective February 27, 2008. On February 27, 2008, the Board, upon recommendation of the Corporate Governance and Nominating Committee, elected Mr. Hasnain to fill the vacancy created by Dr. Henner's resignation. Mr. Hasnain was also appointed to serve on the Audit Committee and Compensation Committee in connection with his election to the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Review of Related Party Transactions

Pursuant to the requirements set forth in applicable NASDAQ listing standards and as set forth in the charter of Tercica's Audit Committee, the Audit Committee is charged with reviewing related party transactions for potential conflict of interest situations, and along with the Board of Directors, is responsible for approving such related party transactions. Pursuant to Tercica's Code of Business Conduct and Ethics, all of Tercica's executive officers and employees are required to report to the General Counsel under the Code of Business Conduct and Ethics any conflicts of interest, including any related party transactions. In addition, all directors must report any conflicts of interest, including any related party transactions, to the Corporate Governance and Nominating Committee. In approving or rejecting a proposed related party transaction, the Audit Committee and the Board of Directors will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee and the Board of Directors, including, but not limited to the risks, costs and benefits to Tercica, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. The Audit Committee and the Board of Directors will approve only those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of Tercica, as the Audit Committee and the Board of Directors determines in the good faith exercise of their discretion. With respect to related party transactions during the fiscal year ended December 31, 2007, the Audit Committee did not review or approve the transactions contemplated by the strategic collaboration with Ipsen since at the time Tercica entered into the stock purchase and master transaction agreement with Ipsen, no related persons had any direct or indirect material interest in those transactions. In this regard, Messrs. Jean and Bélingard joined Tercica's Board of Directors upon the first closing of the transactions contemplated by the strategic collaboration. However, the Board of Directors did approve the transactions with Ipsen and the issuance of shares to Ipsen in exercise of its pro rata purchase rights in July 2007.

Transactions with Related Persons

Strategic Collaboration with Ipsen, S.A.

In July 2006, Tercica entered into a stock purchase and master transaction agreement with Ipsen. Under the terms of this agreement, Tercica agreed to issue to Ipsen (or its designated affiliate) 12,527,245 shares of Tercica common stock, a convertible note in the principal amount of $25,037,000, a second convertible note in the principal amount of €30,000,000, a third convertible note in the principal amount of $15,000,000, and a warrant to purchase a minimum of 4,948,795 shares of Tercica common stock. In October 2006, at the first closing of the transactions contemplated by the stock purchase and master transaction agreement, Tercica issued the 12,527,245 shares of Tercica common stock to Suraypharm (Ipsen's designated affiliate) for an aggregate purchase price of $77,318,944. Tercica also issued to Ipsen the warrant and the first convertible note in the principal amount of $25,037,000, which represented the largest amount of principal balance outstanding to date on the first convertible note, and entered into a number of agreements that govern their strategic relationship, including an affiliation agreement, a registration rights agreement and license and collaboration agreements with respect to the development and commercialization of Increlex ™ and Somatuline ® Depot , which agreements are described in more detail under the section of this proxy statement captioned "Collaboration with Ipsen." At the first closing, Tercica received from Ipsen €10,000,000 as an upfront payment under the Increlex ™ license and collaboration agreement. In addition, Tercica paid upfront payments of $25,037,000 to Ipsen under the Somatuline ® license and collaboration agreement (which Tercica satisfied through issuance of the first convertible note to Ipsen).

In August 2007, Ipsen paid Tercica a milestone payment of €15,000,000 for receiving marketing authorization of Increlex® in the European Union for the targeted product label set forth in the Increlex® license and collaboration agreement. In September 2007, at the second closing contemplated by the stock purchase and master transaction agreement, Tercica issued to Ipsen the second convertible note in the principal amount of €30,000,000, which was offset by approximately the same amount that Tercica owed to Ipsen as a milestone payment under the Somatuline® license and collaboration agreement, and the third convertible note in the principal amount of $15,000,000, which amounts represented the largest amount of principal balance outstanding to date on the second and third convertible notes, respectively.

The three convertible notes issued to Ipsen bear interest at a rate of 2.5% per annum from the date of their issuance, compounded quarterly, and are convertible into Tercica common stock at an initial conversion price of $7.41 per share (or €5.92 per share with respect to the second convertible note), subject to adjustment. The entire principal balance and accrued interest under the convertible notes is due and payable on the later to occur of October 13, 2011 or the second anniversary of the date on which Ipsen notifies Tercica that it will not convert the convertible notes in full. As of March 31, 2008, approximately $1,727,000 of interest had accrued on all three convertible notes. To date, there have been no payments of principal or interest on the convertible notes.

In July 2007, Tercica issued 519,101 shares of common stock to Ipsen at price per share of $5.63 pursuant to a common stock purchase agreement. The shares of common stock issued to Ipsen under the common stock purchase agreement were acquired by Ipsen in exercise of its pro rata purchase rights in connection with the issuance of shares of Tercica common stock to Genentech, Inc. in connection with the combination product development and commercialization agreement Tercica entered into with Genentech in July 2007. Additionally, in connection with the issuance of such shares, Tercica, Ipsen and Suraypharm entered into an amendment to the registration rights agreement, which amendment expands the registration rights granted under the agreement to include the shares of Tercica common stock issued (or that may be issued) to Ipsen (and/or its affiliates) in exercise of its pro rata purchase rights in connection with Tercica's issuances of common stock to Genentech.

Please see the discussion under the section of this proxy statement captioned "Collaboration with Ipsen" for more information regarding Tercica's strategic collaboration with Ipsen. Mr. Bélingard, a former member of Tercica's Board of Directors and an Ipsen designee to the Board, and Mr. Jean, a current member of Tercica's Board of Directors and an Ipsen designee to the Board, also serve as the Chairman and Chief Executive Officer and the Executive Vice President and Chief Operating Officer, respectively, of Ipsen.

Investor Rights Agreement

Tercica, the prior holders of Tercica preferred stock and Dr. Scarlett and Dr. Clark have entered into an agreement pursuant to which these stockholders will be entitled to require Tercica to register their shares under the Securities Act, subject to limitations and restrictions, on two occasions. Also, if at anytime Tercica proposes to register any of its securities under the Securities Act of 1933, as amended, either for Tercica's account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at Tercica's expense, their shares of Tercica common stock in the registration. In addition, these stockholders may require Tercica, at Tercica's expense and on not more than two occasions in any 12-month period, to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering their shares of Tercica common stock. These rights terminate on the earlier of five years after the effective date of Tercica's initial offering public offering in March 2004, or, with respect to an individual stockholder, when such holder is able to sell all his shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares of Tercica common stock included in the registration statement.

Director and Officer Indemnification

Tercica's amended and restated certificate of incorporation contains provisions limiting the liability of Tercica's directors. Tercica's amended and restated bylaws provide that Tercica must indemnify its directors and officers and may indemnify Tercica's other employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Tercica's amended and restated bylaws also permit Tercica to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether Tercica's amended and restated bylaws would otherwise permit indemnification. Tercica has entered and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by Tercica's Board of Directors. These agreements provide that Tercica will indemnify, defend and hold harmless such persons, under the circumstances and to the extent provided for therein, from and against any and all judgments, fines, penalties, amounts paid in settlement and any other amounts reasonably incurred or suffered by such persons, including related expenses incurred by such person, by reason of the fact that such person is, was or at any time becomes one of Tercica's directors, officers, employees or agents. Tercica believes that the amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Tercica also maintain directors' and officers' liability insurance.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Tercica stockholders will be "householding" Tercica's proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or Tercica that you no longer wish to participate in "householding." If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report in the future you may (1) notify your broker, (2) direct your written request to: Investor Relations, Tercica, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005 or (3) contact Tercica's Investor Relations department at (650) 624-4949. Stockholders who currently receive multiple copies of the proxy statement and annual report at their address and would like to request "householding" of their communications should contact their broker. In addition, Tercica will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Stephen N. Rosenfield
Secretary

April 25, 2008

A copy of Tercica's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2007, as amended, including the financial statements and list of exhibits, and any particular exhibit specifically requested, is available without charge upon written request to: Investor Relations, Tercica, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005.

ANNUAL REPORT TO STOCKHOLDERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File No. 000-50461

TERCICA, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**26-0042539**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005
(650) 624-4900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Form 10-K

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value, held by non-affiliates of the registrant as of June 29, 2007 was $139,860,651 (based upon the closing sales price of such stock as reported on the Nasdaq Global Market on such date). Excludes an aggregate of 22,789,851 shares of the registrant's common stock held by officers, directors and affiliated stockholders. For purposes of determining whether a stockholder was an affiliate of the registrant at June 29, 2007, the registrant has assumed that a stockholder was an affiliate of the registrant at June 29, 2007 if such stockholder (i) beneficially owned 10% or more of the registrant's common stock and/or (ii) was affiliated with an executive officer or director of the registrant at June 29, 2007. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of February 22, 2008, there were 51,583,550 shares of the registrant's common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

TERCICA, INC.

FORM 10-K ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

PART I

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statement of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the Risk Factors set forth under Item 1A, and for the reasons described elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

Item 1. Business.

We are a biopharmaceutical company developing and marketing a portfolio of endocrine products. We currently have the following products and product candidates in our commercialization and development portfolio:

- Increlex®, which is approved for marketing in both the United States and the European Union;
- Somatuline® Depot, which is approved for marketing in both the United States and Canada; and
- Two product candidates containing different combinations of Genentech Inc.'s recombinant human growth hormone, or rhGH (Nutropin AQ®), and recombinant human insulin-like growth factor-1, or rhIGF-1 (Increlex®). One product candidate is for the treatment of short stature associated with low insulin-like growth factor-1, or IGF-1, levels and the other product candidate is for the treatment of adult growth hormone deficiency, or AGHD. In January 2008, we initiated dosing of patients with Nutropin AQ® and Increlex® in a Phase II study for the treatment of short stature associated with low IGF-1 levels.

Increlex®. We market Increlex® as a long-term replacement therapy for the treatment of short stature in children with severe primary insulin-like growth factor-1 deficiency, or severe Primary IGFD, and for children with growth hormone gene deletion who have developed neutralizing antibodies to growth hormone. We obtained approval for the long-term treatment of severe Primary IGFD from the U.S. Food and Drug Administration, or FDA, in August 2005, and we launched Increlex® in the United States in January 2006. The FDA has granted Increlex® orphan drug exclusivity in the United States, providing seven years of marketing exclusivity for the approved indication. During the year ended December 31, 2007, net product sales of Increlex® were $9.6 million. We are currently conducting a Phase IIIb clinical trial for the use of Increlex® for the treatment of short stature in children with Primary IGFD, a less severe and more prevalent form of insulin-like growth factor-1 deficiency, or IGFD. Patient enrollment for this trial was completed in July 2007 and we expect to present data from this trial at a medical conference in the fourth quarter of 2008.

In August 2007, the European Commission granted marketing authorization for Increlex® in the European Union for the long-term treatment of growth failure in children and adolescents with severe Primary IGFD. The European Medicines Agency, or EMEA, granted Increlex® orphan drug exclusivity for the treatment of severe Primary IGFD, providing a ten-year period of marketing exclusivity for the approved indication. Pursuant to our

Form 10-K

worldwide strategic collaboration with Ipsen, S.A., or Ipsen, that was completed in October 2006, we granted to Ipsen and its affiliates the exclusive right under our patents and know-how to develop and commercialize Increlex® in all countries of the world except the United States, Japan, Canada, and, for a certain period of time, Taiwan and certain countries of the Middle East and North Africa for all indications, other than treatment of central nervous system and diabetes indications. In 2007, Ipsen launched Increlex® in Austria, Germany, Great Britain, Greece, Hungary, Spain and the Czech Republic and expects to launch Increlex® in additional European countries during 2008.

Somatuline® Depot. Pursuant to our worldwide strategic collaboration with Ipsen, we have the exclusive right under Ipsen's patents and know-how to develop and commercialize Somatuline® Depot in the United States and in Canada for all indications other than opthalmic indications. In territories outside the United States including Canada, the product is known as Somatuline® Autogel®. On August 30, 2007, Ipsen received notice of approval from the FDA for marketing Somatuline® Depot in the United States for the long-term treatment of acromegaly in patients who have had an inadequate response to surgery and/or radiotherapy, or for whom surgery and/or radiotherapy is not an option. Acromegaly is a hormonal disorder that results when a tumor in the pituitary gland produces excess growth hormone, resulting in overproduction IGF-1. The FDA has also granted Somatuline® Depot orphan drug exclusivity for the treatment of acromegaly, providing a seven-year period of marketing exclusivity. We launched Somatuline® Depot in November 2007 in the United States. In July 2006, Somatuline® Autogel® was approved for marketing by Health Canada for the same indication. Somatuline® Autogel® has received provincial formulary listings for reimbursement approval in the provinces of Quebec, Nova Scotia, New Brunswick, Saskatchewan, and for Alberta Blue Cross, and we are awaiting reimbursement approval in the province of Ontario. At present, we have contracted sales and marketing operations in Canada to a third party.

Somatuline® Depot is an injectable sustained-release formulation containing lanreotide, a somatostatin analogue. Through its inhibitory effects, Somatuline® Depot lowers growth hormone and IGF-1 levels, thus controlling disease progression and relieving the symptoms associated with active disease. The Somatuline® Depot formulation contains no excipient other than water and is generally injected every four weeks. Somatuline® Depot is contained in a pre-filled syringe, and can be administered as a deep subcutaneous injection. In contrast, Sandostatin LAR® Depot, the only currently available, long-acting somatostatin analogue, which is marketed by Novartis AG, must be reconstituted from a powdered form and drawn up into a syringe, and must be given as a deep intramuscular injection, also every four weeks. Like Sandostatin LAR® Depot, Somatuline® Depot is used in patients with acromegaly primarily when circulating levels of growth hormone remain high despite surgery or radiotherapy.

Growth hormone/IGF-1 Combination Product Candidates. In July 2007, we entered into a Combination Product Development and Commercialization Agreement with Genentech that governs the development, manufacture and worldwide commercialization of two product candidates containing Nutropin AQ®, Genentech's rhGH, and Increlex® for the treatment of all indications except those of the central nervous system. Nutropin AQ® and Increlex® were originally designed and formulated so that the products could be combined and potentially given as a single, daily injection. We are currently developing the co-mixable combination product configuration based on the specific clinical requirements for use in adult growth hormone deficiency, or AGHD, and short-stature. We believe that treatment with a combination of both Nutropin AQ® and Increlex® may be superior to monotherapy of either component alone, particularly for certain patients with short stature associated with low IGF-1 levels, AGHD and potentially other metabolic disorders. In January 2008, we began dosing the first patients in a Phase II clinical study evaluating the combination of the Nutropin AQ® and Increlex® for the treatment of short stature associated with low IGF-1 levels. The primary objective of this trial is to assess the efficacy, measured as first-year height velocity, and safety of three different combination regimens of Nutropin AQ® and Increlex® compared to Nutropin AQ® alone in the treatment of short stature associated with low IGF-1 levels . The initial patients enrolled in this trial will receive separate injections of each of Nutropin AQ® and Increlex®, but the goal of the study is to provide a majority of patients enrolled in the trial with a co-mixture of Nutropin AQ® and Increlex® administered as a single injection.

Scientific Background—Short Stature

We believe that approximately one million children in each of the United States and Europe have short stature. Short stature is caused by a deficiency of IGF-1 or growth hormone, or other abnormalities such as genetic defects not associated with a deficiency of either hormone. Physicians use a height standard deviation score, or height SDS, to indicate how many standard deviations a person's height is from the average height of the normal population of a similar age and gender. The American Academy of Pediatrics and the American Academy of Clinical Endocrinology define short stature as a height that is more than two standard deviations below the average population height. Children with short stature are shorter than approximately 97.7% of children of a similar age and gender, and if their deficit in growth continues unchanged, they will attain a final height of no more than approximately 5'4" for boys and 4'11" for girls. Similarly, in evaluating IGF-1 deficiency, physicians can use an IGF-1 standard deviation score, or IGF-1 SDS, to indicate how many standard deviations a person's IGF-1 level is from the average level of the population of a similar age and gender.

We define the indication severe Primary IGFD to mean a child who has both a height SDS and an IGF-1 SDS of minus three or less; and the indication Primary IGFD to mean a child who has both a height SDS and an IGF-1 SDS of less than minus two, in each case in the presence of normal or elevated levels of growth hormone. Children with a height SDS of less than minus three are shorter than 99.9% of children of the same age and sex, while children with a height SDS of less than minus two are shorter than 97.7% of children of the same age and sex. Children with an IGF-1 SDS of less than minus three have IGF-1 levels lower than 99.9% of children of the same age, and children with an IGF-1 SDS of less than minus two have lower IGF-1 values than 97.7% of children of the same age.

We believe that approximately 6,000 children in the United States suffer from severe Primary IGFD, and an additional 24,000 children suffer from Primary IGFD. We believe that the number of children in Europe suffering from severe Primary IGFD and Primary IGFD is approximately the same as in the United States.

Role of IGF-1 in short stature. The endocrine system regulates metabolism through the use of hormones, including IGF-1, which is a naturally occurring 70 amino acid protein that is necessary for normal human growth and metabolism. A deficiency of IGF-1 can result in short stature and can lead, in children and adults, to a range of other metabolic disorders. These metabolic disorders can include lipid abnormalities, decreased bone density, obesity and insulin resistance. IGF-1 is normally produced as a result of a hormonal cascade beginning with the secretion of growth hormone by the pituitary gland. Growth hormone binds to a growth hormone receptor on a cell which initiates an intracellular process, known as intracellular signaling. This intracellular signaling produces IGF-1 which is released into the blood, which then stimulates cartilage and bone growth.

The cellular production of IGF-1 is regulated by growth hormone. Growth hormone deficiency leads to inadequate IGF-1 production, which results in short stature in children. Growth hormone replacement therapy, which increases IGF-1 levels, can often be used to successfully treat children suffering from growth hormone deficiency. However, we believe many individuals with short stature, despite normal growth hormone secretion, are IGF-1 deficient, because their cells do not respond normally to growth hormone. These children are IGF-1 deficient usually because of abnormalities in either their growth hormone receptors or in their growth hormone signaling pathways. These abnormalities make them unable to produce sufficient levels of IGF-1. These individuals have Primary IGFD, which is characterized clinically by short stature, IGF-1 deficiency, and growth hormone sufficiency. Individuals with Primary IGFD are candidates for rhIGF-1 replacement therapy.

The following diagram illustrates IGF-1 deficiency and the role of IGF-1 in growth.

IGF-1 Deficiency


1 Insulin-like growth factor-1 (IGF-1) is a naturally occuring protein necessary for normal growth and metabolism in humans.
Pituitary Gland
Growth Hormone
Growth Hormone Receptor
2 The cellular production of IGF-1 is regulated by growth hormone released from the pituitary gland.
3 In healthy individuals, growth hormone binds to a growth hormone receptor on a cell, which initiates intracellular signaling that produces IGF-1.
Abnormality in Growth Hormone Receptor
Abnormality in Growth Hormone Signaling Pathway
Cell
IGF-1 is released into the blood, and in the tissues stimulates cartilage and bone growth

Increlex® and Severe Primary IGFD. Increlex® is identical to naturally occurring human IGF-1 and we believe it performs the same functions in the body. The product label for Increlex® defines severe Primary IGFD to mean a child who has a height SDS and IGF-1 SDS of minus three or less and normal growth hormone levels. These children do not respond to or respond poorly to growth hormone therapy. If their deficit in growth continues unchanged, children with severe Primary IGFD who are untreated will typically attain a final height of no more than approximately 5'1" for boys and 4'9 " for girls. Increlex® therapy supplies these children with the IGF-1 that their bodies are not producing enough of.

In our Phase III clinical trials of severe Primary IGFD, the data of which we submitted to the FDA in our New Drug Application, or NDA, some patients experienced hypoglycemia, or low blood glucose levels. Other side effects noted in some patients include hearing deficits, enlargement of the tonsils and intracranial hypertension. Of the children who have completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted length of time required to adequately measure growth responses to drug therapy, a statistically significant increase in average growth rate from 2.8 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment was demonstrated ($p<0.0001$). A p-value of less than 0.0001 means that the probability that this result occurred by chance was less than 1 in 10,000. A probability of 5 in 100 or less, or $p<0.05$, is considered to be statistically significant. Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next five years of rhIGF-1 treatment ($p<0.005$). We believe these increases in growth rates were clinically meaningful and comparable to those observed in clinical trials of other approved growth hormone treatments. Statistically significant increases in height SDS compared to baseline were also observed for each of the first eight years of rhIGF-1 treatment ($p<0.001$).

Increlex® and Primary IGFD. Although our first indication is for severe Primary IGFD, we are evaluating the use of Increlex® for the treatment of short stature in children with Primary IGFD, a less severe and more prevalent form of IGFD. Children with Primary IGFD suffer from the same hormonal deficiency as those with severe Primary IGFD. If their deficit in growth continues unchanged, children with Primary IGFD who are untreated will typically attain a final height of no more than approximately 5'4" for boys and 4'11" for girls.

We completed enrollment of our Phase IIIb clinical trial in Primary IGFD in July 2007, which is intended to serve as the basis for a supplemental NDA filing for this indication. The principal purpose of this clinical trial is to ensure safety in the broader population and to evaluate the safety and efficacy of various doses of Increlex® for patients with Primary IGFD using twice-daily injections. In May 2007, we also completed enrollment in another clinical trial to investigate once-daily dosing of Increlex® in Primary IGFD.

Scientific Background—Acromegaly

The term acromegaly is derived from the Greek words "acro" (extremities) and "megaly" (enlargement). Acromegaly is an orphan disease where the pituitary gland secretes too much growth hormone resulting in overproduction of IGF-1 and excessive growth. The most common cause of acromegaly is a benign tumor of the pituitary gland. The condition can be caused by tumors in other parts of the body, such as the adrenal glands, lungs, or pancreas. Sometimes, these type of tumors can secrete growth hormone, or they might produce another hormone (growth hormone-releasing hormone), which stimulates the pituitary gland to make more growth hormone. If the condition develops before bone growth is completed in adolescence, it is called gigantism.

Acromegaly is a condition characterized by enlarged facial features, hands and feet, that results from excessive production of growth hormone by a tumor affecting the pituitary gland in the brain. Lanreotide, the active ingredient in Somatuline® Depot, decreases the production of the growth hormone and treats the symptoms of acromegaly without curing the tumor. It can be used as first line medical treatment when the levels of growth hormone and IGF-1 remain elevated following surgery or radiotherapy to treat the pituitary tumor.

The excessive growth associated with acromegaly occurs in the extremities where bones and soft tissues increase in size. Because it is an uncommon disorder with symptoms that develop gradually over time, acromegaly can be difficult to diagnose. We believe that a total of approximately 15,000 people in the United States and Canada are estimated to have acromegaly. It is most commonly found in middle-aged adults.

Without treatment, acromegaly can lead to cardiovascular disease, hypertension, diabetes and a possible increased risk of colon cancer. If untreated, the mortality rate of people with acromegaly is at least two times higher, and the life expectancy is five to ten years less than that of the general population. Treatments that control the excess production of growth hormone and IGF-1 have been shown to return the mortality rate in these patients to normal.

Treatment options for acromegaly include surgical removal of the tumor, drug therapy and radiation therapy of the pituitary gland. Depending on each individual case, a combination of these treatment options may be needed to manage the effects of acromegaly. For example, although surgery can be an effective treatment approach, in many cases, hormone levels may improve yet still not return to normal; these patients would then need additional treatment, most commonly with drug therapy. Most patients who receive pharmacological intervention to treat their acromegaly tend to remain on drug therapy for the rest of their lives.

Drug therapies include somatostatin analogues, dopamine agonists and growth hormone receptor agonists:

- *Somatostatin analogues* operate like a naturally occurring hormone called somatostatin, which decreases the production and secretion of growth hormone.
- *Dopamine agonists* promote the activity of dopamine, a chemical in the brain, to stop growth hormone release by some pituitary tumors. These drugs generally do not work as well as the growth hormone receptor antagonists or the somatostatin analogues.
- *Growth hormone receptor antagonists*, the most recent class of drugs developed to treat acromegaly, prevent growth hormone from stimulating IGF-1 production by blocking the places on cells where growth hormone binds, or connects, with the growth hormone receptor.

Radiation treatment is usually reserved for patients who cannot undergo surgery, or whose tumor is not completely removed during surgery, or who have not responded adequately to medication.

Somatuline® Depot and acromegaly. Somatuline® Depot injection contains the active ingredient lanreotide. Lanreotide belongs to a class of products called somatostatin analogues that operate similarly to a naturally occurring hormone in the body called somatostatin. Somatostatin is produced in various parts of the body, including the brain, gut and pancreas. It prevents the release of several hormones found in the body, such as growth hormone, serotonin, insulin and vasoactive intestinal peptide.

Somatuline® Depot has marketing authorizations in over 50 countries for the treatment of acromegaly and neuroendocrine tumors. In 2007, Somatuline® and Somatuline® Depot generated worldwide sales outside of the United States and Canada of €103.6 million (approximately $152 million), up 12.4% in local currency versus 2006.

In July 2006, Somatuline® Autogel® was approved for marketing by Health Canada for the treatment of acromegaly. In August 2007, Ipsen received notice of approval from the FDA for marketing Somatuline® Depot in the United States for the long-term treatment of acromegaly in patients who have had an inadequate response to surgery and/or radiotherapy, or for whom surgery and/or radiotherapy is not an option. The FDA has also granted Somatuline® Depot orphan drug exclusivity for the treatment of acromegaly, providing a seven-year period of marketing exclusivity. In May 2007, we initiated an open-label clinical study, which we refer to as SALSA, to assess self or partner administration with Somatuline® Depot in patients with acromegaly. We expect that the study will enroll approximately 60 patients in 15 centers in the United States.

Scientific Background—Adult Growth Hormone Deficiency (AGHD)

Growth hormone plays an important role in various metabolic functions in adults and low levels of growth hormone in adults are frequently associated with metabolic disorders including lipid abnormalities, decreased bone density, body composition (increase in fat and decreased muscle mass), decreased cardiac performance and insulin resistance. These disorders typically become increasingly apparent after a prolonged period of growth hormone deficiency, as occurs in adults with AGHD. Patients with AGHD are therefore typically treated with growth hormone replacement therapy. AGHD is an FDA approved indication for several growth hormone products on the market today.

Potential of GH/IGF-1 combination product candidate for AGHD. As part of our Combination Products Agreement with Genentech, one combination product candidate containing Nutropin AQ® and Increlex® will be studied in the AGHD population. Patients with AGHD typically have metabolic disorders including abnormalities in body composition. Preclinical studies have suggested that co-administration of rhGH and rhIGF-1 result in synergistic effects on body composition by decreasing body fat and increasing lean muscle mass. In addition, we also believe that when Nutropin AQ® and Increlex® are delivered together as a combination product, some of the negative effects of each individual component could potentially be mitigated by the positive effects of the other, especially their effects on insulin resistance. Upon review of the clinical data in AGHD, we and Genentech will evaluate the potential of this combination product candidate in treating other adult metabolic disorders.

Strategy

Our goal is to capitalize on the opportunities presented by Increlex® and Somatuline® Depot and to develop and commercialize additional new products for the treatment of metabolic disorders. Key elements of our strategy for achieving our goal include:

Grow Increlex® usage in severe Primary IGFD. We believe that for the approximately 6,000 children in the United States who suffer from severe Primary IGFD, Increlex® provides a favorable efficacy and safety profile. Through our sales and marketing efforts, we make pediatric endocrinologists aware of the risks and benefits of Increlex® therapy, including conducting medical education programs, medical symposia, and regional speaker programs aimed at increasing physician awareness of Increlex® and severe Primary IGFD. We have also established a patient registry to provide additional data on the safety and efficacy of Increlex®. In addition, we seek to increase formulary acceptance of Increlex® so it can be reimbursed in a timely manner following the writing of a prescription.

Expand the Increlex® indication to include Primary IGFD. We are seeking to maximize the opportunities presented by Increlex® for the treatment of short stature by attempting to expand the use of Increlex® to encompass children with Primary IGFD in the United States. If the data from our Phase IIIb clinical trial evaluating twice-daily dosing of Increlex® in children with Primary IGFD are positive, we intend to submit a supplemental NDA to expand the use of Increlex® to encompass children with Primary IGFD in the United States. If approved for Primary IGFD in the United States, the market for Increlex® would expand from the approximately 6,000 children with severe Primary IGFD to encompass the approximately 30,000 children with Primary IGFD, including severe Primary IGFD.

Successfully Commercialize Somatuline® Depot in Canada and the United States. We launched Somatuline® Depot in November 2007 in the United States for the treatment of acromegaly. There are approximately 1,000 adult endocrinologists who specialize in pituitary disorders in the United States that prescribe approximately 90% of the prescriptions for acromegaly. We plan to conduct medical education programs, medical symposia, and regional speaker programs aimed at establishing awareness of Somatuline® Depot and its role in treating patients with acromegaly in the physician community. In July 2006, Somatuline® Autogel® was also approved for marketing by Health Canada for the same indication. The product received provincial formulary listings for reimbursement approval in the provinces of Quebec, Nova Scotia, New Brunswick, Saskatchewan, and for Alberta Blue Cross, and we are awaiting reimbursement approval in the province of Ontario. At present, we have contracted sales and marketing operations in Canada to a third party.

Broaden our endocrinology development portfolio. We intend to pursue the development and commercialization of additional products for the treatment of short stature, acromegaly and other metabolic disorders. We are seeking to in-license products that may benefit from our expertise in the field of endocrinology. In addition, as part of our strategic collaboration with Ipsen, we have granted to each other a right of first negotiation with respect to the development and commercialization of products in our respective endocrine pipelines. Ipsen has several endocrinology compounds in early stage development including BIM 23A760 (Dopastatin). BIM 23A760 (Dopastatin), a chimeric molecule directed towards somatostatin and dopamine receptors, is targeted at the possible treatment of pituitary adenomas, including those causing acromegaly, Cushing's disease and hyperprolactinemia as well as non-functional pituitary adenomas. The product entered Phase I clinical trials in 2007.

Key Relationships—Genentech

rhIGF-1. We entered into a U.S. License and Collaboration Agreement with Genentech in April 2002, which was amended in July and November 2003 and in July 2007. In addition, we entered into an International License and Collaboration Agreement with Genentech in July 2003, which expands certain of the rights granted to us under the U.S. License and Collaboration Agreement to the remaining territories of the world outside of the United States. Under these agreements, we have certain rights and licenses to Genentech's intellectual property to research, develop, use, manufacture and market rhIGF-1, alone or in combination with IGF binding protein-3, which we refer to in this document as IGFBP-3, for a broad range of indications. The rights are exclusive with respect to our development and sale of rhIGF-1 and non-exclusive with respect to our manufacture of rhIGF-1. Indications not covered by our licenses from Genentech include diseases and conditions of the central nervous system. In addition, we would be obligated to enter into a written agreement with another company if we desire to commercialize rhIGF-1 for diabetes outside of the United States.

Under both the U.S. License and Collaboration Agreement and the International License and Collaboration Agreement, Genentech agreed to transfer to us its pre-clinical and clinical data related to rhIGF-1. This includes data resulting from extensive animal testing as well as Phase I, Phase II and Phase III clinical trials with respect to rhIGF-1. In addition, under these agreements Genentech agreed to transfer its manufacturing technology and know-how to us. In consideration of this transfer, we paid Genentech $1.0 million in cash and approximately $4.1 million in Series A preferred stock upon execution of the U.S. License and Collaboration Agreement. We paid Genentech $1.7 million upon execution of the International License and Collaboration Agreement and $1.4 million related to the license to Genentech's rights to IGF-1 combined with IGFBP-3. In connection with the approval of our Increlex® NDA in August 2005, we paid Genentech a $1.0 million milestone payment related to the U.S. License and Collaboration Agreement. We also agreed to pay to Genentech royalties on the sales of rhIGF-1 products and certain one-time payments upon the occurrence of specified milestone events, such as attaining rhIGF-1 indication approvals and aggregate sales levels with respect to rhIGF-1. We are subject to the following milestone payments to Genentech as of December 31, 2007:

- In addition to the amounts already paid to Genentech, if we achieve all of the additional milestones related to reaching cumulative sales targets for rhIGF-1 and approval of rhIGF-1 in additional indications under the U.S. License and Collaboration Agreement and the International License and Collaboration Agreement, we will owe Genentech up to an aggregate of approximately $32.5 million; and
- If we develop rhIGF-1 in combination with IGFBP-3, we would be subject to these same milestone events and, upon achievement of all of the milestones, would owe Genentech up to an additional aggregate of approximately $32.5 million.

Accordingly, we would owe Genentech up to an aggregate of approximately $65.5 million in milestone payments if we achieved all of these milestone events for both rhIGF-1 and for rhIGF-1 in combination with IGFBP-3. Both agreements require us to fulfill certain obligations to maintain our licenses.

Under the U.S. License and Collaboration Agreement, Genentech has exclusively licensed to us its right to develop and commercialize rhIGF-1 products in the United States for all indications other than diseases and conditions of the central nervous system. Genentech has a right, the Opt-In Right, to elect, within a limited period of time following an NDA-enabling clinical trial, to participate jointly with us in the development and commercialization of rhIGF-1 products we develop for diabetes indications, and for all non-orphan indications. Orphan indications are generally diseases or conditions that affect fewer than 200,000 individuals in the United States. If Genentech elects to exercise its Opt-In Right for a particular indication, Genentech will pay us more than 50% of the past development costs associated with that indication. In addition, after Genentech exercises its

Opt-In Right for a particular indication, we would share with Genentech the ongoing net operating losses and profits resulting from the joint development and commercialization effort for that indication. Pursuant to this arrangement, we would fund less than 50% of such operating losses and we would receive less than 50% of any profits associated with any joint indication. Under a letter agreement of July 2007, we and Genentech amended the U.S. License and Collaboration Agreement to provide that until such time as we initiate the development of an rhIGF-1 product for diabetes (or a substitute indication mutually agreed to by us and Genentech that has a potential market of greater than $250 million and is not an indication for the central nervous system), Genentech may elect to initiate such development for diabetes or, upon our and Genentech's mutual agreement, the development of a substitute indication that has a potential market size of greater than $250 million and is not an indication of the central nervous system. In addition, if we elect to discontinue the development of rhIGF-1 products for diabetes or a substitute indication selected by us, subject to Genentech's consent, Genentech has the right to assume development of such indication. In the event that Genentech initiates the development of an rhIGF-1 product for any such indication before we do or assumes the development of an rhIGF-1 product for any such indication after such development is discontinued by us, our rights under the agreement for such indication would terminate and Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products for diabetes, or if applicable the substitute indication, subject to an obligation to pay us milestone payments and/or royalties to be negotiated by Genentech and us in good faith on sales of these products.

With respect to those indications in the United States for which Genentech does not have an Opt-In-Right or for which Genentech has not exercised its Opt-In-Right to jointly develop and commercialize rhIGF-1, we have the final decision on disputes relating to development and commercialization of rhIGF-1. With respect to those indications in the United States for which Genentech has exercised its Opt-In-Right, or for which its Opt-In-Right has not expired or been waived by Genentech, Genentech has the final decision on disputes relating to development and commercialization of rhIGF-1.

Under the International License and Collaboration Agreement, Genentech has exclusively licensed to us its right to develop and commercialize rhIGF-1 products outside of the United States for all indications other than diseases and conditions of the central nervous system. In addition, we would be obligated to enter into a written agreement with another company if we desire to commercialize rhIGF-1 for diabetes outside of the United States. Unlike the U.S. License and Collaboration Agreement, Genentech does not have the right to participate in any of our development or commercialization efforts for rhIGF-1 products outside of the United States.

Upon an uncured material breach of either the U.S. License and Collaboration or the International License and Collaboration Agreement, the non-breaching party may terminate the agreement. We also have the right to terminate either agreement at our sole discretion upon 60 days prior written notice to Genentech. If Genentech terminates either agreement because of our material breach, or if we terminate either agreement for any reason other than a material breach by Genentech, the rights and licenses granted to us under the respective agreement would terminate. In such event, Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products, subject to an obligation to pay us royalties on sales of these products to be negotiated by Genentech and us in good faith.

Growth hormone/IGF-1 combination products. In July 2007, we entered into a Combination Product Development and Commercialization Agreement, or Combination Product Agreement, with Genentech that governs the worldwide development and commercialization of combination products containing Increlex® and Genentech's rhGH for the treatment of all indications except those of the central nervous system. Under the terms of the Combination Product Agreement, the parties contemplate the development of two combination products for the following indications: one product formulation for certain defined short stature indications and another separately formulated combination product for AGHD indications and potential other indications. Initially, we will be responsible for the development and commercialization of all combination products under the Combination Product Agreement and have agreed to pay Genentech a royalty on net sales of combination products covered by Genentech's (or the parties' joint) patents, subject to Genentech's right to opt-in, as described below.

Under the Combination Product Agreement, Genentech has a right to opt-in to development and commercialization of such combination products following the FDA's acceptance of our Investigational New Drug Application, or IND, for the first Phase II clinical trial for certain of the Short Stature or AGHD Indications. If Genentech does not exercise this first option, it would then have the right to acquire a second right to opt-in after the Company obtains Phase II clinical trial data that is pivotal study-enabling for certain of the short stature, AGHD or the other indications. If Genentech opts in, it would then become the lead party with respect to the development and commercialization of combination products for other indications, and it may also choose to become the lead party in development and commercialization for AGHD. Upon opt-in, Genentech may also choose to exercise a commercial option to acquire the right for the deciding vote in all commercialization matters pertaining to combination product candidates in short stature indications. We would remain the lead commercialization party for short stature indications and in AGHD indications. The lead commercialization party would determine the commercialization plan for such combination products for such indications, and the non-lead party would have the right to co-promote such combination products.

Upon opting in, Genentech would become obligated to reimburse us for a portion of the development costs incurred since July 2007 and a cash payment if Genentech chooses to acquire the right for the deciding vote in all commercializing matters pertaining to combination product candidates in short stature indications and in AGHD indications, and thereafter the parties would share future costs and all operating profits and losses. Genentech would receive such profit share in lieu of its royalty payment. If Genentech opts in, it would have the right to subsequently elect to opt out of such development and commercialization of combination products, but only for all indications. In addition, following an opt-in by Genentech, we would have the right to subsequently elect to opt out of the joint development and commercialization of the combination products for AGHD and the other indications only, but not for the short stature indications. If a party elects to opt out, the other party would have a limited period of time in which it could also elect to opt out, in which case the parties would wind down development and commercialization of the applicable products. After opting out, a party would remain responsible for its share of operating profits and losses for a transition period only, after which time such party would be entitled to a royalty payment from the continuing party on net sales of such combination product. If Genentech opts in and neither party elects to opt out before a combination product receives regulatory approval for any Other Indication, Genentech would owe us a cash milestone payment. Under the Combination Product Agreement, the parties have granted each other sublicenseable licenses under their respective technology. The parties will share manufacturing responsibilities and costs depending on which opt-in or opt-out rights have been exercised, but in general the parties contemplate that we will supply rhIGF-1 needed for the combination products, and Genentech will supply human growth hormone for such products.

The Combination Product Agreement will remain in effect until all payment obligations have expired and two years have elapsed since the parties developed or commercialized combination products for indications for which the parties will be sharing operating profits and losses under the Combination Product Agreement. In addition, either party has the right to terminate the Combination Product Agreement in its entirety or on a per-product basis depending on the circumstances, in the event of an uncured material breach by the other party. If Genentech terminates the Combination Product Agreement as to a given product for our material breach, Genentech's rights would revert to it, and it would also receive licenses from us to exclusively develop and commercialize the terminated product, subject to payment to us of a royalty on Genentech's net sales of the terminated product. Similarly, if we terminate the Combination Product Agreement for Genentech's material breach, we would retain or be granted all needed license rights from Genentech to exclusively develop and commercialize the terminated product, subject to payment to Genentech of a royalty on our net sales of the terminated product.

In connection with the Combination Product Agreement we entered into a Stock Purchase Agreement with Genentech pursuant to which Genentech purchased 708,591 shares of our common stock in July 2007 for an aggregate purchase price of $4.0 million. In the event that Genentech acquires a second right to opt-in under the Combination Product Agreement, Genentech would, subject to customary closing conditions, purchase up to 842,105 shares of our common stock in a subsequent closing at a price per share equal to the average of the closing prices of our common stock for the 20 trading days ending on the trading date immediately prior to the expiration of Genentech's first right to opt-in under the Combination Product Agreement. However, Genentech may purchase no more than $4,000,000 of our common stock in this closing and this closing would be at our option (and subject to approval by Ipsen) if the price per share is below $4.75. In the event that Genentech opts in, neither party elects to opt out and a combination product receives regulatory approval for any indication other than short stature or AGHD, upon our request, Genentech would, subject to customary closing conditions, purchase up to 1,052,632 shares of our common stock in a subsequent closing at a price per share equal to the average of the closing prices of our common stock for the 20 trading days ending on the trading date immediately prior to the effective date of regulatory approval of a combination product for any such other indication. However, Genentech may purchase no more than $5,000,000 of our common stock in this closing and this closing would be subject to approval by Ipsen if the price per share is below $4.75. For additional information on our Combination Product Agreement with Genentech, please refer to Note 8, "Combination Product Development and Commercialization Agreement," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K.

Key Relationships—Ipsen

In October 2006, we completed the first closing of the transactions contemplated by the Stock Purchase and Master Transaction Agreement we entered into with Ipsen in July 2006. At the closing, we issued 12,527,245 shares of our common stock to an affiliate of Ipsen for an aggregate purchase price of $77.3 million, a 30.0% premium to the volume-weighted average closing price of our common stock over the preceding 15 trading days ending on July 17, 2006, and issued to Ipsen a convertible note in the principal amount of $25.0 million and a warrant to purchase a minimum of 4,948,795 shares of our common stock, which warrant is exercisable at any time during the five-year period after the initial closing and carries an initial exercise price equal to $7.41 per share. The number of shares that Ipsen can purchase by exercising the warrant can increase over time. Simultaneously with the initial closing, we and Ipsen (and/or affiliates thereof) entered into licensing agreements with respect to Somatuline® Depot and Increlex®, and entered into certain other agreements, including the Affiliation Agreement described below. Additionally, we effected certain amendments to our charter and bylaws and adopted a rights agreement implementing a stockholder rights plan. In September 2007, we issued a second convertible note and a third convertible note to Ipsen in the principal amounts of €30.0 million (or $44.2 million at December 31, 2007) and $15.0 million, respectively. Each of the three convertible notes we issued to Ipsen mature in October 2011 and carry a coupon of 2.5% per annum from the date of issuance, compounded quarterly, and are convertible into shares of our common stock at an initial conversion price per share equal to $7.41 per share (or €5.92 per share with respect to the €30.0 million principal amount convertible note). As of December 31, 2007, approximately 15,574,519 million shares of our common stock were issuable to Ipsen upon exercise of the warrant and conversion of the convertible notes we issued to Ipsen. Together with the shares we have issued to Ipsen to date, the conversion of all three convertible notes and the exercise of the warrant in full would enable Ipsen to acquire an ownership interest in us of approximately 40% on a fully diluted basis. We also granted Ipsen a preemptive right to purchase its pro rata portion of new securities that we may offer in the future in order to maintain its percentage ownership interest.

Affiliation Agreement. In connection with the first closing of the transactions contemplated by the Stock Purchase and Master Transaction Agreement, we entered into an Affiliation Agreement with Ipsen with respect to certain corporate governance matters and providing Ipsen with the right to nominate a certain number of directors for election to our board of directors. Under the Affiliation Agreement, Ipsen is entitled to nominate up to two out of the nine authorized members of our board of directors, provided that in the event Ipsen holds at least 60% of our then outstanding shares of common stock, Ipsen is entitled to nominate an unlimited number of directors to our board of directors. Ipsen is also entitled to nominate additional independent director nominees (which nominees must be independent of Ipsen) for election to our board of directors starting in 2008, as follows: one nominee in 2008, two nominees in 2009 and four nominees in 2010, provided that these rights would terminate if Ipsen holds less than 15% of the outstanding shares of our common stock and are also be subject to reduction under certain circumstances. The Affiliation Agreement also includes certain provisions with respect to the establishment and composition of the standing committees of our board of directors.

Under the Affiliation Agreement, the approval of Ipsen is required for us to take certain actions, including, but not limited to:

- entering into most material transactions or agreements;
- merging or consolidating with other entities;
- establishing or approving an operating budget with anticipated research and development spending in excess of $25.0 million per year, plus potential additional amounts for new Ipsen projects under the license and collaboration agreement that we entered into with respect to Somatuline® Depot;
- subject to limited exceptions, incurring any indebtedness other than certain permitted indebtedness (provided that our total permitted indebtedness may not exceed $2.5 million if our ratio of net indebtedness to EBITDA exceeds 1:1);
- incurring capital expenditures of more than $2.0 million in any given year;
- making any investment, other than certain permitted investments;
- entering into any transaction that results in competition with Ipsen;
- declaring or paying any cash dividends;
- taking any action with respect to takeover defense measures, including with respect to our stockholder rights plan; and
- issuing or selling shares of our capital stock, other than issuances or sales after October 13, 2008 that may not exceed $25.0 million in any three-year period, and other limited exceptions.

Under the terms of the Affiliation Agreement, Ipsen is not permitted, without our prior written consent, to sell, transfer or dispose of any shares of our common stock to any person or persons known to Ipsen or its affiliates to be a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who would, to Ipsen's or its affiliates' knowledge, beneficially own more than 14.9% of our then-outstanding common stock. In addition, during the period commencing on October 13, 2007 and expiring on the fourth anniversary of such date, Ipsen is not permitted, without our written consent, to take any action to effect, directly or indirectly, the acquisition of beneficial ownership by Ipsen of any additional shares of our common stock from persons other than us, other than certain permitted offers and acquisitions in connection with maintenance of Ipsen's percentage ownership interest in us, acquisitions by other stockholders and an increase in Ipsen's ownership position to at least 60% (subject to adjustment) of our outstanding common stock. If at any time Ipsen and/or its affiliates beneficially own 90% or more of our outstanding common stock such that, upon all such common stock being held either by Ipsen (or an affiliate of Ipsen), Ipsen would be entitled to effect a short-form merger with us in accordance with Delaware law, Ipsen will, or will cause its affiliate to, effect such a merger.

Licensing Agreements. Pursuant to the licensing agreements we entered into with Ipsen (and/or affiliates thereof) in connection with the initial closing under the stock purchase and master transaction agreement, we granted to Ipsen and its affiliates exclusive rights to develop and commercialize Increlex® in all countries of the world except the United States, Japan, Canada, and for a certain period of time, Taiwan and certain countries of the Middle East and North Africa, and Ipsen granted to us exclusive rights to develop and commercialize Somatuline® Depot in the United States and Canada. Further, we and Ipsen granted to each other product development rights and agreed to share the costs for improvements to, or new indications for, Somatuline® Depot and Increlex®. In addition, we and Ipsen agreed to rights of first negotiation for our respective endocrine pipelines. Under the license and collaboration agreement with respect to Increlex®, Ipsen made an upfront cash payment to us of €10.0 million (or $12.4 million) and also made a milestone payment to us of €15.0 million (or $19.3 million) in connection with the approval of Increlex® Marketing Authorization Application, or MAA, in the European Union for the Increlex® targeted product label. Increlex® was launched in Ipsen's territory in November 2007 for which we receive royalties from Ipsen on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of net sales of Increlex®. Under the license and collaboration agreement with respect to Somatuline® Depot, we made an upfront payment of $25.0 million to Ipsen, which was financed through the issuance by us to Ipsen of the $25.0 million principal amount convertible note at the initial closing under the stock purchase and master transaction agreement. In the third quarter 2007, Somatuline® Depot was approved in the United States for the targeted product label (and the second closing under the stock purchase and master transaction agreement was consummated) and we made a milestone payment of €30.0 million (or $41.6 million) to Ipsen, which was financed through the issuance by us of the €30.0 million principal amount convertible note to Ipsen. Upon consummation of the second closing, we also issued the $15.0 million principal amount convertible note to Ipsen and Ipsen delivered $15.0 million to us, which will be used by us for working capital. Somatuline® Depot was launched in our territory in November 2007, for which we pay royalties to Ipsen, on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of net sales of Somatuline® Depot. For additional information on our collaboration with Ipsen, please refer to Note 9, "License and Collaboration Agreements and Related Party Transactions," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K.

Key Relationships—Insmed Incorporated

In March 2007, we, Genentech, Insmed Incorporated and Insmed Therapeutic Proteins, Inc. (collectively, Insmed), entered a Settlement, License and Development Agreement in which we, Genentech and Insmed have settled all outstanding litigation amongst the parties, including the patent infringement suits brought by us and Genentech against Insmed in the United States and United Kingdom, and the unfair business practices suit brought by us against Insmed. In exchange for the settlement and release of all claims, including a waiver by us and Genentech of all damages award by the jury in the U.S. patent infringement litigation, the parties have granted licenses to each other with respect to the development, manufacture and commercialization of products to treat certain indications.

Tercica/Genentech Indications and Non-Tercica/Genentech Indications.

Under the terms of the Settlement, License and Development Agreement, Insmed may no longer supply its IGF-1/BP-3 combination product, or IPLEX™, in connection with the treatment of certain indications, including severe Primary IGFD, Noonan's Syndrome, Laron Syndrome, growth hormone deficiencies, idiopathic short stature, other short stature indications and growth hormone insensitivity, or the Tercica/Genentech Indications, and agreed to withdraw its IPLEX™ MAA for the treatment of Primary IGFD and patients with growth hormone gene deletion in the European Union. In exchange, we and Genentech each granted to Insmed a non-exclusive, license with respect to the manufacture, development and commercialization of IPLEX™ for most non-short stature indications including severe insulin resistance, myotonic muscular dystrophy, retinopathy of prematurity, recovery from burns and trauma, recovery from hip fracture and HIV associated adipose redistribution syndrome, or the Non-Tercica/Genentech Indications, subject to our and Genentech's opt-in rights and certain royalty provisions, as more fully described below. Insmed is permitted to continue to provide IPLEX™ on a named patient basis for certain of the Non-Tercica/Genentech Indications in the European Union, and for amyotrophic lateral sclerosis, or ALS, in Italy. Any cost reimbursement obtained from such program would be subject to a tiered royalty of 4% to 15% shared between us, Genentech and Ipsen.

Tercica and Genentech Opt-In Rights.

Pursuant to the Settlement, License and Development Agreement, we and Genentech have the right to opt-in to participate in Insmed's development and commercialization of IPLEX™ for each of Non-Tercica/Genentech Indications up to 90 days after Insmed provides Phase III-enabling clinical data. We have the first right to opt-in to orphan indications, or the Tercica Opt-In Right, and Genentech has the first right to opt-in to non-orphan indications, or the Genentech Opt-In Right. If the Tercica Opt-In Right is not exercised, Genentech has the right to exercise the opt-in right in its stead. Similarly, if Genentech does not exercise the Genentech Opt-In Right, we will have the right to exercise the opt-in right in its stead. Prior to an exercise of an opt-in right, Insmed retains development control of the product for the treatment of any Non-Tercica/Genentech Indication. Upon exercise of an opt-in right for an opt-in indication, we or Genentech, as applicable, has the right to control the development of such product for such opt-in indication. In addition, once such opt-in right is exercised, and upon product approval, we or Genentech, as the case may be, may elect to enter into a co-promotion relationship with Insmed for IPLEX™ with respect to such indication, and such activities will be conducted under a commercialization plan and overseen by a joint commercialization committee. Alternatively, such opt-in party may elect to obtain the sole right to promote IPLEX™ for such indication and Insmed has agreed to supply IPLEX™ to such party under a separate supply agreement.

If the Tercica Opt-In Right is exercised, Insmed will be reimbursed at the time of exercise for 50% of any expenses then-incurred in connection with the development of such indication and any further development costs will be shared equally between us and Insmed. Upon commercialization, we and Insmed have agreed to divide profits equally after accounting for relevant expenses, including sales-based tiered royalties of 6%-15% to Genentech. If the Genentech Opt-In Right is exercised, Insmed will be reimbursed at the time of exercise for 50% of any expenses incurred in connection with the development of such indication and further development costs and profits will be divided equally between Insmed and Genentech; provided, however, that no royalty will be paid to us. If neither the Tercica Opt-In Right nor the Genentech Opt-In Right is exercised, Insmed will pay a 4% royalty on all commercial sales of the approved drug to Genentech.

We, Genentech and Insmed have also agreed to form a joint development and a joint commercialization committee to guide the development and commercialization of the Non-Tercica/Genentech Indications and to oversee the tracking of sales of the product for use in the treatment of specific indications.

Termination.

The Settlement, License and Development Agreement is in effect until the expiration of all payment obligations or the expiration of all Tercica Opt-In Rights and Genentech Opt-In Rights, whichever is later. In addition, each of we and Genentech have the right to terminate the Settlement, License and Development Agreement in its entirety or on an indication by indication basis for any uncured material breach by Insmed of its obligations. Further, Insmed has the right to terminate the Settlement, License and Development Agreement in its entirety or on an indication by indication basis in the case of an uncured material breach by us or Genentech. If the Settlement, License and Development Agreement is terminated in its entirety, Insmed's license to make, use and sell IPLEX™ will terminate in its entirety as of the effective date of such termination. If either the Tercica Opt-In Right or Genentech Opt-In Right has been exercised for an indication prior to such termination and the Settlement, License and Development Agreement is terminated for such indication, then Insmed's license to sell IPLEX™ with respect to such indication will terminate, but we or Genentech have the right to continue selling IPLEX™ after such termination. Further, Insmed will be reimbursed for development costs then-incurred for IPLEX™ for such indication and thereafter receive a royalty at the rate of 4% for the sales of IPLEX™, on a country-by-country basis, so long as Insmed's patents cover the making, using or selling of IPLEX™ in such country. If Insmed terminates the Settlement, License and Development Agreement with respect to an indication for which the Tercica Opt-In Right or Genentech Opt-In Right has been exercised, then Insmed will have the sole and exclusive right to commercialize IPLEX™ for such indication and either we or Genentech, as the case may be, will be reimbursed for development costs then-incurred for IPLEX™ for such indication and thereafter receive a royalty at the rate of 4% for the sales of IPLEX™, on a country-by-country basis, so long as the licensed patents cover the making, using or selling of IPLEX™ in such country.

Manufacturing

Increlex®. We have agreements with Lonza Baltimore, Inc., or Lonza Baltimore, and Lonza Hopkinton, Inc., or Lonza Hopkinton, for the manufacture and supply of bulk rhIGF-1. Under our agreement with Lonza Baltimore, Lonza Baltimore is manufacturing bulk rhIGF-1 to support our anticipated clinical and commercial needs until early 2010. This manufacturing is being conducted in a single, large campaign and is expected to complete in mid 2008. Upon completion of the 2008 campaign, our agreement with Lonza Baltimore will terminate. Under our current agreement with Lonza Hopkinton, we are working to transfer to and establish commercial manufacturing in Lonza Hopkinton's facility in Hopkinton, Massachusetts, for which we expect to complete our validation (conformance) campaign in 2008. However, it will take significant time and expense to complete the transfer to and validate the Lonza Hopkinton manufacturing facility. Prior to our use, Lonza Hopkinton's facilities and processes will need to undergo pre-approval and/or current good manufacturing practices, or cGMP, compliance inspections. In addition, we need to transfer and validate the processes and certain analytical methods necessary for the production and testing of bulk rhIGF-1 by Lonza Hopkinton. Our current agreement with Lonza Hopkinton provides that Lonza Hopkinton will manufacture and supply bulk rhIGF-1 in support of our needs until our current agreement with Lonza Hopkinton is terminated by our and Lonza Hopkinton's entry into a more detailed agreement for the long-term manufacture of bulk rhIGF-1, or by either our or Lonza Hopkinton's advance written notice of termination of our current agreement effective on the later of the third anniversary of the notice or May 14, 2011. We expect to terminate the agreement with Lonza Hopkinton by execution of the detailed agreement with Lonza Hopkinton for the long-term manufacture of bulk rhIGF-1 in 2008. We will also have a quality agreement with Lonza Hopkinton designed to ensure that product quality, compliance with cGMP, and oversight over all critical aspects of rhIGF-1 production, testing and release is maintained.

In November 2006, we executed a Development and Supply Agreement and a Quality Agreement for drug product filling, packaging, and labeling, with Hospira Worldwide, Inc. or Hospira. These agreements have an initial term of five years from the time of first commercial sale, and thus are anticipated to last through 2013. We expect to complete the technology transfer and manufacturing validation at this manufacturer in the first half of 2008.

Our U.S. License and Collaboration Agreement with Genentech provides us with rights and access to Genentech's manufacturing technology and documentation associated with Genentech's manufacture and testing of rhIGF-1, including Genentech's proprietary large-scale manufacturing process for producing bulk rhIGF-1. This includes production cell banks, production batch records, development reports, analytical methods and regulatory documents describing improvements and changes to the production process.

Our Combination Product Agreement with Genentech provides us with rights and access to Genentech's Nutropin AQ® supply, manufacturing technology, and technical documentation associated with Genentech's drug product manufacture and testing of rhGH, including development information for the co-mixable product combination. This includes development reports, analytical methods and regulatory documents.

Somatuline® Depot. Ipsen is our sole supplier of Somatuline® Depot. We have no alternative manufacturing facilities or plans for any alternative facilities at this time. We do not have direct control over Ipsen's compliance with regulations and standards. The facilities used by and operations of Ipsen to manufacture Somatuline® Depot must undergo periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations to ensure continued supply of Somatuline® Depot to our U.S. and Canadian (Somatuline® Autogel®) markets. We have a quality agreement with Ipsen designed to ensure that product quality, compliance with cGMP, and oversight over all critical aspects of Somatuline® Depot production, testing and release is maintained.

Sales and Marketing

Increlex®. Our Increlex® sales and marketing efforts target approximately 500 pediatric endocrinologists practicing in the United States. Pediatric endocrinologists are the physicians who customarily treat children with severe Primary IGFD. Because these pediatric endocrinologists are primarily hospital-based and concentrated in major metropolitan areas, we believe that our focused marketing organization and specialized sales force effectively serves them. We are conducting a variety of programs aimed at establishing physician awareness of Increlex® as a treatment for severe Primary IGFD, including medical education, symposiums and regional speaker programs. We have also established a patient registry in order to provide further data on the safety and efficacy of Increlex®. In Europe, Ipsen has gained approval for and launched Increlex® in 2007 in certain European countries, including Austria, Germany, Great Britain, Greece, Hungary, Spain and the Czech Republic.

Somatuline® Depot. Patients with acromegaly are typically treated by a subset of adult endocrinologists who sub-specialize in pituitary disorders. We believe there are approximately 1,000 physicians in the United States who write approximately 90% of the prescriptions for this disease. Like pediatric endocrinologists, adult endocrinologists are primarily hospital-based and concentrated in major metropolitan areas. We plan to conduct medical education programs, medical symposia and regional speaker programs aimed at establishing awareness of Somatuline® Depot for the treatment of acromegaly. At present, we have contracted sales and marketing operations in Canada to a third party.

For additional information on geographic revenues, please refer to Note 2, "Concentrations," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K.

Research and Development

Our principal experience has been developing late-stage product candidates and commercializing them. We do not conduct any of our own pre-clinical laboratory research. However, we consult with academic research institutions and other companies regarding both IGF-1 and non-IGF-1 related projects in endocrinology. Research and development activities are associated primarily with clinical, regulatory, manufacturing development and acquired rights to technology or products in development. Clinical and regulatory activities include the preparation, implementation, and management of our clinical trials and clinical assay development, as well as regulatory compliance, data management and biostatistics. Our research and development expenses were $19.1 million for the year ended December 31, 2007, $42.0 million for the year ended December 31, 2006 and $21.6 million for the year ended December 31, 2005.

Patents and Proprietary Rights

Our policy is to enforce our licensed patents to the extent our licensors have granted us such rights, and to protect our proprietary technology. We intend to continue to file U.S. and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. There can be no assurance that any of these patent applications will result in the grant of a patent either in the United States or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. Our success could depend, in part, on our ability to obtain additional patents, protect our proprietary rights and operate without infringing third party patents. We will be able to protect our licensed patents or proprietary technologies from unauthorized use by third parties only to the extent that such patents or proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and such third party does not have any valid defense.

We have licensed from Genentech certain intellectual property rights, including patent rights and pre-clinical and clinical data, and manufacturing know-how, to develop and commercialize rhIGF-1 worldwide for a broad range of indications. Such U.S. patents expire between 2010 and 2020. Our U.S. patent No. 6,331,414 B1 licensed from Genentech is directed to methods for bacterial expression of rhIGF-1 and expires in 2018. We have no equivalent European patent. The European Patent Office has determined that the claims of Genentech's corresponding European patent application are not patentable under European patent law in view of public disclosures made before the application was filed.

We have also licensed from Genentech certain intellectual property rights, including patent rights and pre-clinical and clinical data, and manufacturing know-how, to develop and commercialize growth hormone/rhIGF-1 combination products worldwide for a broad range of indications. The licensed rights include rights to certain U.S. patents that cover methods of using growth hormone/rhIGF-1 combination products and that expire between 2009 and 2014. Our U.S. Patent No. 6,331,414 B1 licensed from Genentech will provide protection in the United States for our process of manufacturing IGF-1 for our growth hormone/IGF-1 combination product candidates until it expires in 2018. We have no equivalent patent protection for our process of manufacturing rhIGF-1 in Europe.

We have licensed from Ipsen their intellectual property rights, including patent rights and pre-clinical and clinical data, to develop and commercialize Somatuline® Depot in the United States and Canada for a broad range of indications. Such rights include U.S. patents for the formulation and for methods of using Somatuline® Depot that expire between 2015 and 2019. We do not have patent composition coverage on the lanreotide molecule (the active pharmaceutical ingredient of Somatuline® Depot) alone.

There has been increasing litigation in the biopharmaceutical industry with respect to the manufacture and sale of new therapeutic products. The validity and breadth of claims in biotechnology patents may involve complex factual and legal issues for which no consistent policy exists. In particular, the patent protection available for protein-based products, such as rhIGF-1, is highly uncertain and involves issues relating to the scope of protection of claims to gene sequences and the production of their corresponding proteins.

There can be no assurance that our licensed patents will not be successfully circumvented by competitors. In particular, we do not have patent composition coverage on the rhIGF-1 protein alone, and we are aware that Novartis AG (through acquisition of Chiron Corporation) has developed a process to manufacture rhIGF-1 using yeast expression, rather than bacterial expression. In addition, the patent laws of foreign countries differ from those in the United States and the degree of protection afforded by foreign patents may be different from the protection offered by U.S. patents. Our competitors may obtain patents in the United States and Europe directed to methods for the manufacture or use of rhIGF-1 that may be necessary for us to conduct our business free from claims of patent infringement. We may not be able to license such patents on reasonable terms, if at all.

We may need additional intellectual property from other third parties to commercialize rhIGF-1 for diabetes. We cannot be sure that we will be able to obtain a license to any third-party technology we may require to conduct our business in this area.

In some cases, litigation or other proceedings may be necessary to defend against claims of infringement, to enforce patents licensed to us, to protect our know-how or other intellectual property rights or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial cost to us and diversion of our resources. We cannot be sure that any of our licensed patents will ultimately be held valid. An adverse outcome in any litigation or proceeding could subject us to significant liability.

Declaratory judgments of invalidity against the patents asserted in any such actions could prevent us from using the affected patents to exclude others from competing with us.

We generally enter into confidentiality agreements with our employees and consultants. Our confidentiality agreements generally require our employees and consultants to hold in confidence and not disclose any of our proprietary information. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

We have obtained registrations of the trademarks "Increlex®," "Tercica" and the Tercica logo in the United States.

Competition

The biotechnology industry is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large pharmaceutical, biotechnology and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience, expertise and resources in developing and commercializing products.

We cannot predict the relative competitive positions of Increlex®, Somatuline® Depot and any growth hormone/IGF-1 combination products that we may develop. However, we expect that the following factors, among others, will determine our ability to compete effectively:

- acceptance of our products by physicians and patients as safe and effective treatments;
- reimbursement adoption;
- product price;
- manufacturing cost containment;
- the effectiveness of our and collaboration partners' sales and marketing efforts;
- storage requirements and ease of administration;
- dosing regimen;
- safety and efficacy;
- prevalence and severity of side effects; and
- competitive products.

Many of our competitors spend significantly more on research and development-related activities. Our competitors may discover new treatments, drugs or therapies or develop existing technologies to compete with our products. Our commercial opportunities will be reduced or eliminated if these competing products are more effective, have fewer or less severe side effects, are more convenient or are less expensive than our products.

Increlex®. Growth hormone products compete with Increlex® for the treatment of severe Primary IGFD. If Increlex® receives regulatory approval for the treatment of patients with Primary IGFD, growth hormone products will also compete with Increlex® for the treatment of patients in that indication. The major suppliers of commercially available growth hormone products in the United States are Genentech, Eli Lilly and Company, Teva Pharmaceutical Industries Ltd., Novo Nordisk A/S, Pfizer Inc., and Merck-Serono International S.A. Investigators from a Novo Nordisk clinical trial in 2003 presented initial data that demonstrated growth hormone was effective in a population that included children with Primary IGFD. We are also aware that several companies are developing long-acting formulations of growth hormone for the treatment of short stature including Altus Pharmaceuticals and LG Life Sciences.

In addition, children with Primary IGFD may be diagnosed as having ISS. Eli Lilly and Company and Genentech have received FDA approval for their respective growth hormone products for the treatment of children with ISS in the United States. Moreover, biosimilar growth hormone products, including Omnitrope™ (somatropin) marketed by Sandoz, Accretropin™ by Cangene, and Valtropin® by LG Life Sciences have been approved in the United States and may be approved in other countries. Accordingly, we expect that several growth hormone products will compete directly with Increlex® for the treatment of children with Primary IGFD.

In addition, we are aware that Novartis AG has developed a process to manufacture rhIGF-1 using yeast expression and has intellectual property with respect to that process. We use bacterial expression, which differs from yeast expression, to manufacture Increlex®.

We believe that Bristol-Meyers Squibb Company; Genentech; Merck & Co., Inc.; Novo Nordisk and Pfizer have conducted research and development of orally available small molecules that cause the release of growth hormone, known as growth hormone secretagogues. We believe that Sapphire Therapeutics Inc. has licensed certain rights to Novo Nordisk's growth hormone secretagogues and that Elixir Pharmaceuticals Inc. has licensed certain rights to Bristol-Meyers Squibb Company's growth hormone secretagogues and that both companies are actively developing these compounds for use in various indications including cancer cachexia, a wasting disorder affecting some cancer patients. We are also aware that Theratechnologies is developing tesamorelin (TH9507), an analogue of growth hormone-releasing factor, for the treatment of HIV-associated lipodystrophy. Both growth hormone secretagogues and growth hormone-releasing factors work by increasing the levels of rhIGF-1 and, if approved, could potentially compete with Increlex®. It is possible that there are other products currently in development or that exist on the market that may compete directly with Increlex®.

Somatuline® Depot. Somatuline® Depot is approved in the United States and Canada for the treatment of acromegaly where, the product competes directly with Sandostatin LAR® Depot and Somavert®. Sandostatin LAR® Depot is a somatostatin analogue and has the same mechanism of action as Somatuline® Depot. Sandostatin LAR® Depot is indicated for long-term maintenance therapy in patients with acromegaly and in the treatment of symptoms related to carcinoid syndrome and vasoactive intestinal peptide tumors. Somavert®, a growth hormone antagonist, and Sandostatin LAR® Depot are marketed by Pfizer and Novartis, respectively, in the United States and Canada. Moreover, a subset of patients with acromegaly can be treated with radiotherapy and dopaminergic agonists. These therapies are commercially available in the United States and Canada and will also compete with Somatuline® Depot for the treatment of patients with acromegaly.

We are aware that Ambrilia Biopharma, QLT Inc., Indevus Pharmaceuticals, Inc. and Camurus AB are conducting research and development programs with long-acting versions of octreotide for the treatment of acromegaly. Octreotide is the generic name of the active molecule in Sandostatin and Sandostatin LAR® Depot. We are also aware that Novartis is developing pasireotide (SOM 230), DeveloGen AG is developing Somatoprin (DG 3173), and that Ipsen is developing dopastatin for the treatment of acromegaly and other hormone secreting tumors. If approved, these therapies would compete with Somatuline® Depot in these indications. It is possible that there are other products currently in development or that exist on the market that may compete directly with Somatuline® Depot.

Growth hormone/IGF-1 combination products. If our growth hormone/IGF-1 combination products are approved for commercial sale, they would compete across all their approved indications with all then existing, biosimilar and long acting growth hormone products, growth hormone secretagogue products, IGF-1 product candidates, including Increlex®, and other products.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our products. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions that could affect our potential products or us. Any failure by us to comply with regulatory requirements, to obtain and maintain regulatory approvals, or any delay in obtaining regulatory approvals could materially adversely affect our business.

The process required by the FDA before drugs may be marketed in the United States generally involves the following:

- pre-clinical laboratory and animal tests;
- submission of an IND application, which must become effective before human clinical trials may begin;

- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and
- FDA approval of an NDA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any additional approvals for Increlex® or Somatuline® Depot, or any approvals for our growth hormone/IGF-1 combination product candidates, will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the pre-clinical testing stage. During pre-clinical studies, laboratory and animal studies are conducted to show biological activity of the drug candidate in animals, both healthy and with the targeted disease. Also, pre-clinical tests evaluate the safety of drug candidates. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.

Prior to commencing a clinical trial, we must submit an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an independent institutional review board at the medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences. Reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and more frequently, if adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap:

- Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
- Phase III: Clinical trials are undertaken to further confirm dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.
- In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

The FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Concurrent with clinical trials and pre-clinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop methods for testing the quality, purity, and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

The results of product development, pre-clinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, and results of chemical studies are submitted to the FDA as part of an NDA requesting approval to market the product. The FDA reviews all NDAs submitted before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The submission of an NDA is subject to user fees, but a waiver of such fees may be obtained. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products, which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

The FDA has established priority and standard review classifications for original NDAs and efficacy supplements. Priority review applies to the time frame for FDA review of completed marketing applications and is separate from and independent of orphan drug status and the FDA's fast track and accelerated approval mechanisms. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing NDAs upon receipt and throughout the FDA application review process.

The classification system sets the target date for the completion of FDA review and for taking action to approve or not approve an NDA after its acceptance for filing. If the priority review designation criteria are not met, standard review procedures apply. Under the Prescription Drug User Fee Amendments of 2002, the FDA's performance goals for fiscal years 2003-2007 involved reviewing 90% of priority applications within six months of filing and 90% of standard applications within ten months of submission of the NDA.

Priority designation applies to new drugs that have the potential for providing significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. Hence, even if an NDA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy.

We cannot guarantee that the FDA will grant a request for priority review designation or will permit expedited development, accelerated approval, or treatment use of any product. We also cannot guarantee that if such statutory or regulatory provisions apply to our products, that they will necessarily affect the time period for FDA review or the requirements for approval. Additionally, the FDA's approval of drugs can include restrictions on the product's use or distribution, such as permitting use only for specified medical procedures, limiting distribution to physicians or facilities with special training or experience, or requiring pre-submission of advertising and promotional materials.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or new diseases for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain additional regulatory approvals for Increlex® could harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the pharmaceutical cGMP regulations and other FDA regulatory requirements.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of Increlex® for other indications, including Primary IGFD, and Somatuline® Depot for other indications, including neuroendocrine tumors. We cannot predict the likelihood, nature or extent of adverse governmental regulation, which might arise from future legislative or administrative action, either in the United States or abroad.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat rare diseases or conditions, which are generally diseases or conditions that affect fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in limited circumstances, for seven years. The FDA may, however, approve applications to market the same drug for different indications, and applications to market different drugs for the same indication as the drug that has orphan exclusivity.

The FDA granted Increlex® seven years of orphan exclusivity for the long-term treatment of growth failure in children with severe Primary IGFD or with growth hormone gene deletion who have developed neutralizing antibodies to growth hormone. In addition, we intend to file for orphan drug designation for other rhIGF-1 diseases that meet the criteria for orphan exclusivity.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, Congress created an abbreviated FDA review process for generic versions of pioneer (brand name) drug products like Increlex®. The law also provides incentives by awarding, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. For example, the Hatch-Waxman Act provides five years of "new chemical entity" exclusivity to the first applicant to gain approval of an NDA for a product that does not contain an active ingredient found in any other approved product. The FDA granted Increlex® new chemical entity exclusivity, which expires on August 30, 2010.

During this period, the FDA is prohibited from accepting any abbreviated NDA, or an ANDA, for a generic version of Increlex®. An ANDA is a type of application in which approval is based on a showing of "sameness" to an already approved drug product. An ANDA does not contain full reports of safety and effectiveness, as do NDAs, but rather demonstrates that the proposed product is "the same as" a reference product in terms of conditions of use, active ingredient, route of administration, dosage form, strength, and labeling. ANDA applicants are also required to demonstrate the "bioequivalence" of their products to reference products. Bioequivalence generally means that there is no significant difference in the rate and extent to which the active ingredient in the products becomes available at the site of drug action. ANDAs also must contain data relating to formulation, raw materials, stability, manufacturing, packaging, labeling, and quality control, among other information.

During this exclusivity period, the FDA is also prohibited from accepting any NDA for a modified version of Increlex® where the applicant does not own or have a legal right of reference to all of the data required for approval, otherwise known as a 505(b)(2) application. The FDA has determined that 505(b)(2) applications may be submitted for products that represent changes to approved products like Increlex®. Such changes may be to the approved product's conditions of use, active ingredient, route of administration, dosage form, strength, labeling, or bioavailability. A 505(b)(2) applicant also may reference more than one approved product. It is the FDA's position that such an applicant must only submit the pre-clinical and clinical data necessary to demonstrate the safety and effectiveness of the changes made to the approved product.

This new chemical entity exclusivity protects the entire new chemical entity franchise, including all products containing Increlex®'s active ingredient for any use and in any strength or dosage form. This exclusivity will not, however, prevent the submission or approval of a full NDA, as opposed to an ANDA or 505(b)(2) application, for any drug, including a drug with the same conditions of use, active ingredient, route of administration, dosage form, and strength as Increlex®. In addition, an ANDA or a 505(b)(2) application may be submitted after four years, rather than five years, if that ANDA or 505(b)(2) application contains a certification (known as a "Paragraph IV certification") that one of the patents listed with the Increlex® NDA is invalid or will not be infringed by the manufacture, use, or sale of the product described in that ANDA or 505(b)(2) application.

The Hatch-Waxman Act also provides three years of new use exclusivity for the approval of NDAs, 505(b)(2) applications, and NDA supplements, where those applications contain the results of new clinical investigations (other than bioavailability studies) essential to the FDA's approval of the applications. Such applications may be submitted for new indications, new dosage forms, new strengths, or new conditions of use of already approved products like Increlex®. So long as the new clinical investigations are essential to the FDA's approval of the change, this new use exclusivity prohibits the approval of ANDAs or 505(b)(2) applications for products with the specific changes associated with those clinical investigations. Should Increlex® receive this exclusivity, however, it will not prevent the submission or approval of a full NDA for any drug, including a drug with the same changes as are protected by the exclusivity. It also would not prohibit the FDA from accepting or approving ANDAs or 505(b)(2) applications for other products containing the same active ingredient. It would only protect against the approval of ANDAs and 505(b)(2) applications for products with the specific changes to Increlex® that were approved based on the new clinical investigations.

The Hatch-Waxman Act also requires an ANDA or 505(b)(2) applicant that has submitted an ANDA or a 505(b)(2) application with a Paragraph IV certification to notify the owner of the patent that is the subject of the Paragraph IV certification and the holder of the approved NDA of the factual and legal basis for the applicant's opinion that that patent is invalid or will not be infringed by the manufacture, use, or sale of the product described in that ANDA or 505(b)(2) application. The NDA holder or patent owner may then sue such an ANDA or 505(b)(2) applicant for infringement. If the NDA holder or patent owner files suit within 45 days of receiving notice of the Paragraph IV certification, a one-time 30-month stay of the FDA's ability to approve the ANDA or 505(b)(2) application is triggered. However, the FDA may approve the ANDA or 505(b)(2) application before the expiration of the 30-month stay if a court finds the patent invalid or not infringed, or if the court shortens the 30-month period because a party failed to cooperate in expediting the litigation. In addition, if the NDA holder or patent owner chooses not to sue such an ANDA or 505(b)(2) applicant after receiving notification of the Paragraph IV certification, or sues outside of the 45-day window, the FDA may approve the ANDA or 505(b)(2) application whenever all of the other requirements for approval are met.

The FDA Modernization Act of 1997 included a pediatric exclusivity provision that was extended by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity is designed to provide an incentive to manufacturers to conduct research about the safety and effectiveness of their products in children. Pediatric exclusivity, if granted, provides an additional six months of market exclusivity in the United States for new or currently marketed drugs. Under Section 505a of the Federal Food, Drug, and Cosmetic Act, the extra six months of market exclusivity may be granted in exchange for the voluntary completion of pediatric studies in accordance with an FDA-issued "Written Request." The FDA may issue a Written Request for studies on unapproved or approved indications, where it determines that information relating to the use of a drug in a pediatric population, or part of a pediatric population, may produce health benefits in that population. We have not requested or received a Written Request for such pediatric studies, although we may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies, and submit reports of the studies in accordance with a written agreement or commonly accepted scientific principles. There is no guarantee that the FDA will issue a Written Request for such studies or accept the reports of the studies. We believe that Increlex® may become eligible for pediatric exclusivity, although there can be no assurances that FDA will grant such exclusivity. The current pediatric exclusivity provision is scheduled to expire in 2012, and there can be no assurances that it will be reauthorized.

Reimbursement

Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors provide reimbursement for Increlex® and for Somatuline® Depot. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

Third party payors increasingly seek to decrease their expenditures for pharmaceuticals. Under the Medicare program, federal legislation changed the payment methodology for most drugs and biologicals starting in 2005 based on an average sales price, or ASP, methodology. While this change applies to drugs and biologicals provided to Medicare beneficiaries, private payors often utilize Medicare payment rates when determining what they will pay. Individual state Medicaid programs also have utilized different mechanisms to decrease payments for drugs and biologicals, sometimes through legislation. Private insurers likewise employ various payment mechanisms to reimburse for drugs and biologicals and, in doing so, often attempt to reduce their payments for drugs and biologicals.

Effective January 1, 2006, an expanded prescription drug benefit for all Medicare beneficiaries known as Medicare Part D commenced to provide Medicare beneficiaries with drug coverage for self-administered drugs and biologicals and other drugs and biologicals not covered by Medicare, including many vaccines. This is a voluntary benefit that is being implemented through private plans under contractual arrangements with the federal government. Like pharmaceutical coverage through private health insurance, Medicare Part D plans establish formularies and use other utilization management tools when determining the drugs and biologicals that are offered by each plan. These formularies can change on an annual basis, subject to federal governmental review. These plans may also require beneficiaries to provide out-of-pocket payments for such products.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the medicinal product.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Employees

As of December 31, 2007, we had 126 full-time employees. Of the full-time employees, 44 were engaged in research and product development and 82 were engaged in selling, general and administrative positions. We believe that our employee base will need to grow in order to execute our development and commercialization plans for our products and product candidates. We believe our relations with our employees are good.

Executive Officers of the Registrant

Our executive officers, their ages and their positions as of February 28, 2008, are as follows:

Name	Age	Position(s)
John A. Scarlett, M.D.	56	Chief Executive Officer and Director
Ross G. Clark, Ph.D.	57	Chief Technical Officer and Director
Ajay Bansal	46	Chief Financial Officer and Executive Vice President of Finance
Richard A. King	43	President and Chief Operating Officer
Stephen N. Rosenfield	58	Executive Vice President of Legal Affairs, General Counsel and Secretary
Andrew J. Grethlein, Ph.D.	43	Senior Vice President, Pharmaceutical Operations
Thorsten von Stein, M.D., Ph.D.	46	Chief Medical Officer and Senior Vice President of Clinical and Regulatory Affairs
Susan Wong	45	Vice President, Finance and Chief Accounting Officer

John A. Scarlett, M.D., has served as our Chief Executive Officer and as a member of our board of directors since February 2002. He also served as our President from February 2002 until February 2008. From March 1993 to May 2001, Dr. Scarlett served as President and Chief Executive Officer of Sensus Drug Development Corporation, a development stage pharmaceutical company. In 1995, he co-founded Covance Biotechnology Services, Inc., a biotechnology contract manufacturing company, and served as a member of its board of directors from inception to 2000. From 1991 to 1993, Dr. Scarlett headed the North American Clinical Development Center and served as Senior Vice President of Medical and Scientific Affairs at Novo Nordisk Pharmaceuticals, Inc., a wholly owned subsidiary of Novo Nordisk A/S, a pharmaceutical company. From 1985 to 1990, Dr. Scarlett served as Vice President, Clinical Affairs and headed the clinical development group at Greenwich Pharmaceuticals, Inc., a pharmaceutical company. From 1982 to 1985, Dr. Scarlett served as Associate Director and, subsequently, as Director, of Medical Research and Services at Ortho-McNeil Pharmaceuticals, a wholly owned subsidiary of Johnson & Johnson. Dr. Scarlett received his B.A. degree in chemistry from Earlham College and his M.D. from the University of Chicago, Pritzker School of Medicine.

Ross G. Clark, Ph.D., has served as our Chief Technical Officer since May 2002 and as a member of our board of directors since December 2001. From December 2001 to August 2003, Dr. Clark served as Chairman of our board of directors. From December 2001 to February 2002, Dr. Clark served as our Chief Executive Officer and President. Dr. Clark founded Tercica Limited, our predecessor company in New Zealand, in September 2000. Since September 1997, Dr. Clark has served as Professor of Endocrinology at the University of Auckland. From October 1997 to January 2000, Dr. Clark served as Chief Scientist for NeuronZ Limited, a New Zealand biotechnology company. In July 1999, Dr. Clark served as a board member of ViaLactia Biosciences (NZ) Ltd, a biotechnology subsidiary of the New Zealand Dairy Board. From 1990 to 1997, Dr. Clark served as a senior scientist for Genentech, Inc., a biotechnology company. Dr. Clark received his B.Sc., Dip.Sci. and Ph.D. degrees in veterinary physiology from Massey University, New Zealand.

Ajay Bansal has served as our Chief Financial Officer and Executive Vice President of Finance since December 2007. He also served as our Chief Financial Officer and Senior Vice President of Finance from March 2006 until December 2007. From February 2003 to January 2006, Mr. Bansal served as Vice Present of Finance and Administration and Chief Financial Officer of Nektar Therapeutics. From July 2002 until February 2003, Mr. Bansal served as Director of Operations Analysis at Capital One Financial. From August 1998 to June 2002, Mr. Bansal was at Mehta Partners LLC, a financial advisory firm where he was named partner in January 2000. Prior to joining Mehta Partners, Mr. Bansal spent more than 10 years in management roles at Novartis and in consulting at Arthur D. Little, Inc., McKinsey & Company, Inc. and ZS Associates. Mr. Bansal holds a Bachelor of Technology degree from the Indian Institute of Technology (Delhi), an M.S. in Operations Management from Northwestern University and an M.B.A. from Northwestern University.

Richard A. King, has served as our President and Chief Operating Officer since February 2008, and served as our Chief Operating Officer from February 2007 to February 2008. Prior to joining us in February 2007, Mr. King was a private investor. From January 2002 to September 2006, Mr. King served as Executive Vice President, Commercial Operations of Kos Pharmaceuticals, Inc., where he was responsible for sales, marketing, managed care, sales operations and customer service functions. From January 2000 to January 2002, Mr. King served as Senior Vice President of Commercial Operations at Solvay Pharmaceuticals. From January 1992 to January 2000, Mr. King held various marketing positions at SmithKline Beecham Pharmaceuticals. Mr. King began his career in the pharmaceutical industry at Lederle Laboratories, Ltd. Mr. King received his B.S. degree in chemical engineering from the University of Surrey and his M.B.A. from Manchester Business School.

Stephen N. Rosenfield has served as our Executive Vice President of Legal Affairs, General Counsel and Secretary since March 2006. From July 2004 through February 2006, Mr. Rosenfield acted as our Senior Vice President of Legal Affairs, General Counsel and Secretary. From February 2003 to May 2004, Mr. Rosenfield served as Executive Vice President of Legal Affairs, General Counsel and Secretary of InterMune, Inc., a biopharmaceutical company. From February 2000 to February 2003, Mr. Rosenfield served as Senior Vice President of Legal Affairs, General Counsel and Secretary of InterMune, Inc. From February 1996 to March 2000, Mr. Rosenfield was as an attorney at Cooley Godward LLP and served as outside counsel for biotechnology and technology clients. Mr. Rosenfield received his B.S. degree from Hofstra University and his J.D. degree from Northeastern University School of Law.

Andrew Grethlein, Ph.D., has served as our Senior Vice President, Pharmaceutical Operations since August 2005 and served as our Vice President, Manufacturing from April 2003 to August 2005. From December 2000 to April 2003, Dr. Grethlein served as Senior Director, South San Francisco Operations for Elan Corporation, plc, a pharmaceutical company. From November 1998 to December 2000, he served as Director, Biopharmaceutical Operations for Elan Corporation, plc. From 1997 to November 1998, Dr. Grethlein served as Associate Director, Neurotoxin Production for Elan Corporation, plc. From 1995 to 1997, Dr. Grethlein served as Manager, Biologics Development and Manufacturing for Athena Neurosciences, Inc., a biotechnology company. From 1991 to 1995, Dr. Grethlein served in various engineering positions for Michigan Biotechnology Institute, a non-profit technology research and business development corporation, and its wholly-owned subsidiary, Grand River Technologies, Inc. Dr. Grethlein received his B.S. degree in biology from Bates College and his Ph.D. in chemical engineering from Michigan State University.

Thorsten von Stein, M.D., Ph.D., has served as our Chief Medical Officer and Senior Vice President of Clinical and Regulatory Affairs since January 2005. From August 2003 to January 2005, Dr. von Stein served as Chief Medical Officer at NeurogesX, Inc., a pharmaceutical company. From December 2001 to July 2003, Dr. von Stein served as Vice President, Clinical Development at Neurogesx. From 1994 to 2001, Dr. von Stein held positions of increasing responsibility in medical research, global clinical development and project management for Roche Palo Alto and F. Hoffman-La Roche AG in Basel, Switzerland. Dr. von Stein served as Director of Medical Research at Roche Palo Alto from 1998 to December 2001. Dr. von Stein received his M.D. degree from Munich University, Germany, and his Ph.D. degree in computer science from the University of Hamburg, Germany.

Susan Wong has served as our Vice President of Finance and Chief Accounting Officer since March 2006 and Acting Chief Financial Officer from June 2005 to March 2006; and Vice President, Finance and Controller from January 2004 to March 2006. From November 2001 to December 2003, Ms. Wong was an independent financial services consultant. From August 2000 to October 2001, she served as Senior Vice President and Corporate Controller at Innoventry Corp., a privately-held provider of fee-based financial services. From September 1993 to July 2000, Ms. Wong served as Vice President and Corporate Controller at Ocular Sciences, Inc., a publicly-held manufacturer and distributor of soft contact lenses. From September 1989 to 1993, Ms. Wong served as Director of Corporate Accounting and Financial Reporting, Planning & Analysis at Vanstar, Inc., a computer reseller. Ms. Wong held various positions in the audit group at Coopers & Lybrand from August 1985 to August 1989. Ms. Wong is a Certified Public Accountant, and received her B.S. degree in finance and accounting from University of California, Berkeley.

Corporate Information

Tercica, Inc. was formed in December 2001 as a Delaware corporation. In early 2002, Tercica, Inc. acquired all the intellectual property rights and assumed specified liabilities of Tercica Limited, which was formed in October 2000 as a New Zealand company. Tercica Limited was subsequently liquidated.

Available Information

We file electronically with the U.S. Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on our website at http://www.tercica.com, free of charge, copies of these reports as soon as reasonably practicable after filing these reports with, or furnishing them to, the SEC.

Item 1A. Risk Factors.

We have identified the following additional risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

Risks Related to Our Business

We have a limited operating history and may not be able to successfully market and sell products, generate significant revenues or attain profitability.

We have a limited operating history. Through December 31, 2007, we had an accumulated deficit of $289.2 million. We incurred a net loss of $40.5 million during the year ended December 31, 2007. We may not be able to generate significant revenues from operations and may not be able to attain profitability. Although we had net revenues of $31.0 million during the year ended December 31, 2007, of which $20.3 million resulted from a milestone payment we received from Ipsen, we expect to incur substantial net losses, in the aggregate and on a per share basis, for the foreseeable future as we attempt to develop, market and sell Increlex® for severe Primary IGFD and Primary IGFD and Somatuline® Depot for acromegaly, and as we attempt to develop growth hormone/ IGF-1 combination product candidates under our Combination Product Agreement with Genentech. We are unable to predict the extent of these future net losses, or when we may attain profitability, if at all. These net losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and net current assets.

We anticipate that for the foreseeable future our ability to generate revenues and achieve profitability will be dependent on the successful commercialization by us and Ipsen of Increlex® for the treatment of severe Primary IGFD and Primary IGFD, as well as on the successful commercialization by us of Somatuline® Depot for acromegaly in the United States and Canada. There is no assurance that we will be able to obtain or maintain governmental regulatory approvals to market our products in the United States or rest of the world for these or any other indications. If we are unable to generate significant revenue from Increlex® or Somatuline® Depot, or attain profitability, we will not be able to sustain our operations.

If there are fewer children with severe Primary IGFD or Primary IGFD than we estimate, our ability to generate revenues sufficient to fund our development and commercialization efforts may be curtailed.

We estimate that the number of children in the United States with short stature is approximately 1,000,000, of which approximately 380,000 are referred to pediatric endocrinologists for evaluation. We believe that approximately 30,000 of these children have Primary IGFD, of which approximately 6,000 have severe Primary IGFD. Our estimate of the size of the patient population is based on published studies as well as internal data, including our interpretation of a study conducted as part of Genentech's National Cooperative Growth Study program. This study reported results of the evaluation of the hormonal basis of short stature in approximately 6,450 children referred to pediatric endocrinologists over a four-year period. We believe that the aggregate numbers of children in Western Europe with Primary IGFD and severe Primary IGFD are substantially equivalent to the numbers in the United States. If the results of Genentech's study or our interpretation and extrapolation of data from the study do not accurately reflect the number of children with Primary IGFD or severe Primary IGFD, our assessment of the market may be incorrect, making it difficult or impossible for us to meet our revenue goals or to receive royalties from our collaboration with Ipsen to the extent that we currently anticipate.

Our products may fail to achieve market acceptance, which could harm our business.

Prior to our January 2006 commercial launch of Increlex® in the United States for the treatment of severe Primary IGFD, rhIGF-1 had never been commercialized in the United States or Europe for any indication. Even though the FDA has approved Increlex® for sale in the United States, and Somatuline® Depot has received marketing approval in Canada and the United States, physicians may choose not to prescribe these products, and third-party payers may choose not to pay for them. Accordingly, we may be unable to generate significant revenue or become profitable.

Acceptance of our products will depend on a number of factors including:

- acceptance of our products by physicians and patients as safe and effective treatments;
- reimbursement adoption;
- product price;
- the effectiveness of our and collaboration partners' sales and marketing efforts;
- storage requirements and ease of administration;
- dosing regimen;
- safety and efficacy;
- prevalence and severity of side effects; and
- competitive products.

If we do not receive additional regulatory marketing approvals for Increlex® in Primary IGFD, our business will be harmed.

We are currently developing Increlex® for the treatment of Primary IGFD. The FDA has substantial discretion in the approval process and may decide that the data from our clinical trial is insufficient to allow approval of Increlex® for Primary IGFD. If we do not receive regulatory marketing approval in the United States for Primary IGFD, our business will be harmed. We will also need to file applications with regulatory authorities in foreign countries to market Increlex® for Primary IGFD. There is no assurance that we will receive marketing approvals in any foreign countries for Primary IGFD.

We may not realize the anticipated benefits from our collaboration with Ipsen.

Even though Somatuline® Depot has received marketing approval from the FDA, the approval may not be maintained. We may also elect not to, or we may be unable to develop or obtain FDA approval of Somatuline® Depot for indications other than acromegaly, such as neuroendocrine tumors. Further, Ipsen may be unable to maintain the supply of the product. In addition, revenues from sales of Somatuline® Depot in the United States and Canada may not meet our expectations, including as a result of competing products or unavailable or limited reimbursement by third-party payers. Under the license and collaboration agreement with respect to Somatuline® Depot, Ipsen may terminate the agreement in a particular country if we fail to meet certain minimum sales and promotional requirements with respect to that country. It is also possible that Ipsen will not be successful in marketing and selling Increlex® in the licensed territories, or may be delayed in doing so, in which case we would not receive royalties on the timeframe and to the extent that we currently anticipate. We also may not be able to successfully develop additional products or improvements to, or new indications for, Somatuline® Depot and/or Increlex® or share the costs of such developments in a manner that is commercially feasible for us. In addition to cross-licensing agreements for Somatuline® Depot and Increlex®, we and Ipsen have granted to each other a right of first negotiation for products in our respective endocrine pipelines and have agreed on a framework for joint clinical development and subsequent commercialization of endocrine products on a worldwide basis. However, the development of Ipsen's endocrine pipeline may not advance at the rate we currently expect, or at all, and in any event, we cannot assure you that we will be able to reach an agreement with Ipsen on reasonable terms, or at all, for any of these endocrine pipeline products. The license and collaboration agreements would also be terminable by Ipsen under certain circumstances, including certain change of control transactions. In any such or similar events, we may not realize the anticipated benefits from our collaboration with Ipsen.

There can be no assurance that we will receive all or any remaining portion of the anticipated proceeds from our collaboration with Ipsen, nor can there be an assurance that we would achieve the anticipated benefits of our collaboration with Ipsen. Further, we would be required to pay to Ipsen the principal amounts, including accrued interest, under all three convertible notes that we issued to Ipsen if Ipsen (or subsequent holders of the notes) elects not to convert these notes into shares of our common stock.

We may not realize the anticipated benefits from our growth hormone/IGF-1 combination product candidates or from the related agreement with Genentech.

Our two growth hormone/IGF-1 combination product candidates may not enter clinical trials or receive U.S. or other countries' regulatory approval, in a timely manner, for the labels that we anticipate, or at all. We may encounter development difficulties that delay, increase the costs of, or preclude any further progress of either or both of our growth hormone/IGF-1 combination product candidates. In addition, the FDA and other countries' regulatory authorities have substantial discretion in the approval process. They may decide that our pre-clinical data, chemistry, manufacturing and controls data; and/or clinical data are insufficient to warrant timely, or any, entry into Phase I, Phase II or Phase III clinical trials, and/or that the data from our Phase III clinical trials are insufficient to allow marketing approval of our growth hormone/IGF-1 combination product candidates for their target labels. If we do not receive regulatory marketing approvals for the target labels, our business will be harmed.

Even if our combination product candidates were to receive such regulatory marketing approvals, the approvals may not be maintained. In addition, revenues from worldwide sales of these two product candidates may not meet our expectations, including, as a result of competing products or unavailable or limited reimbursement by third-party payers. We also may not be able to successfully develop improvements to, or new indications for, our combination product candidates or receive financial consideration from sub-licensees in a manner that is commercially feasible for us. In connection with our agreement with Genentech for our combination product candidates, Genentech may opt into the programs and obtain a share of the financial benefit going forward. In any such or similar events, we may not realize the anticipated benefits from our combination product candidates. There can be no assurance that we will receive all or any remaining portion of the anticipated proceeds from our agreement with Genentech, nor can there be an assurance that we would achieve the anticipated benefits from our agreement with Genentech.

Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials.

To gain approval to market a product for treatment of a specific disease, we must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and statistically significant efficacy of that product for the treatment of the disease. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. For example, we are seeking to develop our growth hormone/IGF-1 combination product candidates for short stature, AGHD, and potentially other metabolic disorders, but we may determine that such trials are prohibitively expensive and ultimately may not proceed with such trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Success in pre-clinical testing or in early clinical trials does not ensure that later clinical trials will be successful. If a clinical trial failed to demonstrate safety and statistically significant efficacy, we would likely abandon the development of that product, which could harm our business.

We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve an investigational new drug application or a clinical trial protocol, or they place a clinical trial on clinical hold;
- patients do not enroll in clinical trials at the rate we expect or they withdraw at a greater rate than expected;
- patients experience adverse side effects;
- patients develop medical problems that are not related to our products or product candidates;
- third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;
- contract laboratories fail to follow good laboratory practices;
- suppliers, supply partners, and/or contract manufacturers fail to follow good manufacturing practices;
- interim results of the clinical trial are inconclusive or negative;
- trial drug may not be available, may not be available in sufficient quantities, or available drug may become unusable;
- our trial design, although approved, is inadequate to demonstrate safety and/or efficacy;
- re-evaluation of our corporate strategies and priorities; and
- limited financial resources.

In addition, we may choose to cancel, change or delay certain planned clinical trials, or replace one or more planned clinical trials with alternative clinical trials. Our clinical trials or intended clinical trials may be subject to further change from time-to-time as we evaluate our research and development priorities and available resources. Our development costs will increase if we need to perform more or larger clinical trials than planned. Significant delays for our current or planned clinical trials may harm the commercial prospects for our products.

Reimbursement for our products may be slow, not available at the levels we expect, or not available at all, resulting in our expected revenues being delayed or substantially reduced.

Market acceptance, our sales of Increlex® and Somatuline® Depot , and our profitability will depend on reimbursement policies and health care reform measures. The levels at which government authorities and third-party payers, such as private health insurers and health maintenance organizations, reimburse the price patients pay for our products, and the timing of reimbursement decisions by these payers, will affect the commercialization of our products. If our assumptions regarding the timing of reimbursement decisions and level of reimbursement, or regarding the age, dosage or price per patient for Increlex® are incorrect, our expected revenues, including potential royalties from our collaboration with Ipsen, may be delayed or substantially reduced. Since Increlex® is approved by the FDA for severe Primary IGFD and Somatuline® Depot is approved by the FDA for the treatment of acromegaly, only prescriptions for those indications may be reimbursable. Also, we cannot be certain that the formulary status our products ultimately receive by payers will not limit the ability of patients to afford our products and therefore reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to market and sell our products and our revenues may be delayed or substantially reduced. Even if a patient receives reimbursement approval, the patient may still choose not to begin, or to discontinue, treatment with either of our drugs.

We believe that the annual wholesale acquisition cost, at present, of Increlex® therapy for the treatment of severe Primary IGFD for a 24 kilogram child at a 120mcg/kg twice daily dose at 100% compliance is approximately $36,000 per year. The actual cost per year per patient for Increlex® will depend on the price charged by wholesalers and distributors that purchase from Tercica, and will vary by the weight of the child, the treatment dose prescribed and the level of compliance. If our assumptions regarding the revenue per patient of Increlex® therapy for the treatment of severe Primary IGFD and Primary IGFD are incorrect, our expected revenues and the market opportunity for Increlex® therapy for the treatment of severe Primary IGFD and Primary IGFD may be substantially reduced.

We believe that the annual wholesale acquisition cost, at present, of Somatuline® Depot therapy for the treatment of acromegaly is approximately $28,800 at 100% compliance of the 90 microgram dose. The actual cost per year will depend on the price charged by wholesalers and distributors that purchase from Tercica, and will vary by the treatment dose prescribed and the level of compliance. If our assumptions regarding the average treatment dose per patients or revenue per patient for the treatment of acromegaly are incorrect, our expected revenues and the market opportunity for Somatuline® Depot for the treatment of acromegaly may be substantially reduced.

In recent years, officials have made numerous proposals to change the health care system in the United States. These proposals include measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. In addition, in many foreign countries, particularly in Canada and the countries of the European Union, the pricing of prescription drugs is subject to government control. If our products become subject to government legislation that limits or prohibits payment for our products, or that subjects the price of our products to governmental control, we may not be able to generate revenues, attain profitability or market and sell our products. Because these initiatives are subject to substantial political debate, which we cannot predict, the trading price of biotechnology stocks, including ours, may become more volatile as this debate proceeds.

As a result of legislative proposals and the trend towards managed health care in the United States, third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals, or require patients to pay co-insurance for our products. As a result, significant uncertainty exists as to whether and how much third-party payers will reimburse patients for their use of newly approved drugs, which, in turn, could put pressure on the pricing of drugs and/or the adoption of new products based on reimbursement policies.

We are dependent on our collaboration with Ipsen for the development and commercialization of Increlex® outside of the United States, Canada and Japan, and for a certain period of time, certain countries of the Middle East and North Africa and Taiwan. We may also be dependent upon additional collaborative arrangements in the future. These collaborative arrangements may place the development and commercialization of our product candidates outside of our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Under the terms of our collaboration with Ipsen, we granted Ipsen the exclusive right to develop and commercialize Increlex® in all regions of the world except the United States, Japan, and Canada, and for a certain period of time, certain countries of the Middle East and North Africa and Taiwan. We may also enter into additional collaborations with third parties to develop and commercialize our product candidates such as our agreement with Genentech for our growth hormone/IGF-1 combination product candidates. Dependence on collaborators for the development and commercialization of our product candidates subjects us to a number of risks, including:

- we may not be able to control the amount and timing of resources that our collaborators devote to the development or commercialization of product candidates or to their marketing and distribution, which could adversely affect our ability to obtain milestone and royalty payments;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
- disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management's attention and resources;
- our collaborators may experience financial difficulties;
- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to expose us to potential litigation, jeopardize or lessen the value of our proprietary information, or weaken or destroy our intellectual property rights;
- business combinations or significant changes in a collaborator's business strategy may also adversely affect a collaborator's willingness or ability to complete its obligations under any arrangement;
- a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and
- the collaborations may be terminated or allowed to expire, which would delay product development and commercialization efforts.

We face significant competition from large pharmaceutical, biotechnology and other companies that could harm our business.

The biotechnology industry is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large pharmaceutical, biotechnology and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience, expertise and resources in developing and commercializing products.

We cannot predict the relative competitive positions of Increlex®, Somatuline® Depot and any growth hormone/IGF-1 combination product candidates that we may develop. However, we expect that the factors set forth under "Item 1A. Risk Factors—Our products may fail to achieve market acceptance, which could harm our business," among others, including manufacturing cost containment, will determine our ability to compete effectively.

Many of our competitors spend significantly more on research and development-related activities than we do. Our competitors may discover new treatments, drugs or therapies or develop existing technologies to compete with our products. Our commercial opportunities will be reduced or eliminated if these competing products are more effective, have fewer or less severe side effects, are more convenient or are less expensive than our products.

Growth hormone products compete with Increlex® for the treatment of severe Primary IGFD. If Increlex® receives regulatory approval for the treatment of patients with Primary IGFD, growth hormone products will also compete with Increlex® for the treatment of patients in that indication. The major suppliers of commercially available growth hormone products in the United States are Genentech Inc., Eli Lilly and Company, Teva Pharmaceutical Industries Ltd., Novo Nordisk A/S, Pfizer Inc and Merck-Serono International S.A. Investigators from a Novo Nordisk clinical trial in 2003 presented initial data that demonstrated growth hormone was effective in a population that included children with Primary IGFD.

In addition, children with Primary IGFD may be diagnosed as having idiopathic short stature, or ISS. Eli Lilly and Genentech have received FDA approval for their respective growth hormone products for the treatment of children with ISS in the United States. Moreover, biosimilar growth hormone products, including Omnitrope™ marketed by Sandoz, Accretropin™ by Cangene, and Valtropin® by LG Life Sciences have been approved in the United States and may be approved in other countries. Accordingly, we expect that several growth hormone products will compete directly with Increlex® for the treatment of children with Primary IGFD. We are also aware that several companies are developing long-acting formulations of growth hormone for the treatment of short stature including Altus Pharmaceuticals and LG Life Sciences.

In addition, we are aware that Novartis AG has developed a process to manufacture rhIGF-1 using yeast expression and has intellectual property with respect to that process. We use bacterial expression, which differs from yeast expression, to manufacture Increlex®.

We believe that Bristol-Meyers Squibb Company; Genentech; Merck & Co., Inc.; Novo Nordisk and Pfizer have conducted research and development of orally available small molecules that cause the release of growth hormone, known as growth hormone secretagogues. We believe that Sapphire Therapeutics, Inc. has licensed certain rights to Novo Nordisk's growth hormone secretagogues and that Elixir Pharmaceuticals Inc. has licensed certain rights to Bristol-Meyers Squibb Company's growth hormone secretagogues and that both companies are actively developing these compounds for use in various indications including cancer cachexia, a wasting disorder affecting some cancer patients. These products work by increasing the levels of rhIGF-1 and, if approved, could potentially compete with Increlex®.

If our growth hormone/IGF-1 combination products are approved for commercial sale, they would compete across all their approved indications with all then existing, biosimilar and long acting growth hormone products, growth hormone secretagogue products, IGF-1 products, including Increlex®, and other products.

In the United States and Canada, Somatuline® Depot competes directly with Sandostatin LAR® Depot and Somavert® for the treatment of acromegaly. Sandostatin LAR® Depot is a somatostatin analogue and has the same mechanism of action as Somatuline® Depot. Sandostatin LAR® Depot is indicated for long-term maintenance therapy in patients with acromegaly and in the treatment of symptoms related to carcinoid syndrome and vasoactive intestinal peptide tumors. Somavert®, a growth hormone antagonist, and Sandostatin LAR® Depot are marketed by Pfizer and Novartis, respectively, in the United States and Canada. Moreover, a subset of patients with acromegaly can be treated with radiotherapy and dopaminergic agonists. These therapies are commercially available in the United States and Canada and also compete with Somatuline® Depot for the treatment of patients with acromegaly.

We are aware that Ambrilia Biopharma Inc., QLT Inc., Indevus Pharmaceuticals Inc. and Camurus AB are conducting research and development programs with long-acting versions of octreotide for the treatment of acromegaly. Octreotide is the generic name of the active molecule in Sandostatin and Sandostatin LAR® Depot. We are also aware that Novartis is developing pasireotide (SOM 230), DeveloGen AG is developing Somatoprin (DG 3173), and that Ipsen is developing dopastatin for the treatment of acromegaly and other hormone secreting tumors. If approved, these therapies would compete with Somatuline® Depot in these indications. It is possible that there are other products currently in development or that exist on the market that may compete directly with Increlex® or Somatuline® Depot.

We rely solely on single-source third parties in the manufacture, testing, storage and distribution of Increlex®.

We source all of our Increlex® fill-finish manufacturing and testing and final product storage and distribution operations, as well as all of our bulk manufacturing, testing, and shipping operations, through single-source third-party suppliers and contractors. Single-source suppliers are the only approved suppliers currently available to us, and could only be replaced by qualification of new sites for the same operations.

If our contract facilities, contractors or suppliers become unavailable to us for any reason, including as a result of the failure to comply with cGMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP, damage from any event, including fire, flood, earthquake or terrorism, business restructuring or insolvency, or if they fail to perform under our agreements with them, such as failing to deliver commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, we may be delayed in manufacturing Increlex® or may be unable to maintain validation of Increlex® . This could delay or prevent the supply of commercial and clinical product, or delay or otherwise adversely affect revenues. If the damage to any of these facilities is extensive, or, for any reason, they do not operate in compliance with cGMP or are unable or refuse to perform under our licenses and/or agreements, we will need to find alternative facilities. Further, we are responsible for the manufacture and supply of Increlex® to Ipsen (through our contract manufacturer) for Ipsen's clinical development and commercial needs. In the event we fail to meet Ipsen's supply obligations, Ipsen would have the right to exercise its option to manufacture Increlex® on its own or to engage a third-party manufacturer to do so. The number of contract manufacturers with the expertise and facilities to manufacture rhIGF-1 bulk drug substance on a commercial scale in accordance with cGMP regulations is extremely limited, and it would take a significant amount of time and expense to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, these manufacturers' facilities and processes, prior to our use, would likely have to undergo pre-approval and/or cGMP compliance inspections. In addition, we would need to transfer and validate the processes and analytical methods necessary for the production and testing of rhIGF-1 to these new manufacturers.

Our inability to timely transfer to an alternate single-source manufacturer to fill-finish, Increlex® could adversely affect our commercial supply and ability to grow revenues.

We currently source all of our Increlex® fill-finish manufacturing and portions of release testing through a single-source third-party supplier. This supplier is the only FDA-approved manufacturer currently available to us, and could only be replaced by qualification of a new site for the same operations. We have negotiated a short-term commercial agreement with this fill-finish manufacturer and during the term of this agreement, we are attempting to move our process to Hospira Worldwide, Inc., or Hospira. It will take a significant amount of time and expense to complete the transfer to Hospira and validate Hospira as an alternative manufacturer. For us to complete the transfer to Hospira, Hospira's facilities and processes, prior to our use, may need to undergo pre-approval and/or cGMP compliance inspections. In addition, we need to transfer and validate the processes and certain analytical methods necessary for the production and testing of Increlex® by Hospira. If we are not able to complete the transfer of fill-finish manufacturing to Hospira, our ability to obtain commercial supplies of Increlex® and our revenue growth could be adversely affected. A delay in this transfer may also result in a shortage of Increlex® and a loss of revenues.

Our inability to timely transfer or to complete the transfer at all to an alternate single-source manufacturer for bulk Increlex® could significantly adversely affect our commercial supply and ability to grow revenues.

We currently source all of our Increlex® bulk manufacturing and portions of release testing through a single-source third-party supplier, Lonza Baltimore, Inc. This supplier is the only FDA-approved manufacturer currently available to us, and could only be replaced by qualification of a new manufacturing site for the same operations. We have negotiated a short-term commercial agreement with Lonza Baltimore, and during the term of this agreement, we are attempting to move our bulk manufacturing process from Lonza Baltimore to Lonza Hopkinton. It will take a significant amount of time and expense to complete the transfer to and validate the Lonza Hopkinton manufacturing facility. For us to change to this new bulk manufacturing site, Lonza Hopkinton's facilities and processes, prior to our use, will need to undergo pre-approval and/or cGMP compliance inspections. In addition, we need to transfer and validate the processes and certain analytical methods necessary for the production and testing of bulk Increlex® by Lonza Hopkinton. A delay in this transfer could result in a shortage of bulk Increlex® and a significant loss of revenues. If we are not able to complete this transfer, our ability to supply Increlex® will be impaired and our business will suffer irreparable harm.

If our contract manufacturers' and/or Ipsen's facilities and operations do not maintain satisfactory cGMP compliance, we may be unable to market and sell Increlex® and/or Somatuline® Depot.

The facilities and operations of our contract manufacturers to manufacture and test Increlex®, and of Ipsen to manufacture and test Somatuline® Depot, must undergo continuing inspections by the FDA for compliance with cGMP regulations in order to maintain their respective approvals. Currently, Lonza Baltimore is our sole provider of bulk rhIGF-1, and Ipsen is our sole provider of Somatuline® Depot. Other than with respect to our agreement with Lonza Hopkinton, we have no alternative manufacturing facilities or plans for additional facilities at this time. We do not know if the Lonza Baltimore or Ipsen's facilities or their operations required for the commercial manufacture of Increlex® and Somatuline® Depot will continue to receive satisfactory cGMP inspections, and we do not know whether Lonza Hopkinton will receive a satisfactory cGMP inspection. In the event these facilities or operations do not receive, or continue to receive, satisfactory cGMP inspections for the manufacture of our products, or for the operation of their facilities in general, we may need to invest in significant compliance improvement programs, fund additional modifications to our manufacturing processes, conduct additional validation studies, or find alternative manufacturing facilities, any of which would result in significant cost to us as well as result in a delay or prevention of commercialization, and may result in our failure to obtain or maintain approvals. In addition, Lonza Baltimore, Lonza Hopkinton, Ipsen and any alternative contract manufacturer we may utilize, will be subject to ongoing periodic inspection by the FDA and corresponding state and foreign agencies for compliance with cGMP regulations and similar foreign standards. We do not have direct control over Ipsen's or our contract manufacturers' compliance with these regulations and standards. Any of these factors could delay or suspend clinical trials, regulatory submissions or regulatory approvals, entail higher costs and result in us being unable to effectively market and sell our products or maintain our products in the marketplace, which would adversely affect our ability to generate revenues.

We rely in certain cases on single-source and sole-source materials suppliers to manufacture Increlex®.

Certain specific components and raw materials used to manufacture Increlex® at our third-party manufacturers are obtained and made available through either single-source or sole-source suppliers. Single-source suppliers are the only approved suppliers currently available to us, and could only be supplemented by qualification of new sources for the material required. Sole-source suppliers are the only source of supply available to us, and could only be replaced through qualification of an alternate material after demonstrating suitability. Supply interruption of these materials could result in a significant delay to our manufacturing schedules and ability to supply product, and would likely be required to undergo lengthy regulatory approval procedures prior to product distribution. Limits or termination of supply of these materials could significantly impact our ability to manufacture Increlex®, cause significant supply delays while we qualified, at significant expense, new suppliers or new materials, and would consequently cause harm to our business, including as a result, our failure to meet our supply obligations to Ipsen.

Difficulties or delays in product manufacturing due to advance scheduling requirements, capacity constraints and/or manufacturing lot failures at our third-party manufacturers or Ipsen could harm our operating results and financial performance and jeopardize our orphan drug marketing exclusivity.

The manufacture of Increlex® requires successful coordination among all of our suppliers, contractors, service-providers, manufacturers and us. Coordination failures with these different elements of our supply chain, or with Ipsen's supply of Somatuline® Depot to us, could require us to delay sales of our products and/or impair our ability to distribute and supply Increlex® to Ipsen. Furthermore, uncertainties in estimating future demand for new products such as Increlex® and Somatuline® Depot may result in manufacture of surplus inventory requiring us to record charges for any expired, unused product, or may result in inadequate manufacturing of product inventory, causing delays to shipments or no shipments at all. Additionally, our reliance on third-party manufacturing requires long lead times from order to delivery of product, and may be hampered by available capacity at those manufacturers, making our ability to supply product supplies in excess of our forecast extremely difficult. As a consequence, we may have inadequate capacity to meet unexpected demand, which could negatively affect our operating results and our ability to meet our supply obligations to Ipsen. If we are unable to supply our products to all the patients that need them, the FDA could rescind our orphan drug marketing exclusivity to enable competitors to serve the affected markets. Further, our operating results and financial performance may suffer if we experience more than anticipated manufacturing lot failures or delivery delays.

Claims and concerns may arise regarding the safety and efficacy of our products, which could require us to perform additional clinical trials, could slow penetration into the marketplace, or cause reduced sales or product withdrawal after introduction.

Increlex® was approved in the United States for the treatment of severe Primary IGFD based on long-term and extensive studies and clinical trials conducted to demonstrate product safety and efficacy. Somatuline® Depot was approved in Canada and the United States for the treatment of acromegaly on a similar basis. Discovery of previously unknown problems with the raw materials, product or manufacturing processes, such as loss of sterility, contamination, new data suggesting an unacceptable safety risk or previously unidentified side effects or an unfavorable risk-benefit ratio for these products, could result in a voluntary or mandated withdrawal of the products from the marketplace, either temporarily or permanently. Studies may result in data or evidence suggesting another product is safer, better tolerated, or more efficacious than our products, which could lead to reduced sales and royalties. Additionally, discovery of unknown problems with our products or manufacturing processes for our products could negatively impact the established safety and efficacy profile and result in possible reduced sales or product withdrawal. Such outcomes could negatively and materially affect our product sales, royalty stream, operating results, and financial condition.

If other companies overcome our U.S. orphan drug marketing exclusivity for Increlex® or Somatuline® Depot, or obtain marketing authorization in Europe for the treatment of severe Primary IGFD, they will be able to compete with us, and our revenues will be diminished.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. The company that obtains the first FDA approval for a designated orphan drug for a rare disease receives marketing exclusivity for use of that drug for the designated condition for a period of seven years from the date of approval. The orphan drug rules are similar in the European Union and marketing exclusivity is for a period of ten years from the date of approval.

The FDA has granted Increlex® orphan drug marketing exclusivity for the long-term treatment of patients with severe Primary IGFD and has granted Somatuline® Depot orphan drug marketing exclusivity for the long-term treatment of acromegaly. In the European Union, the European Medicines Agency (EMEA) has granted Increlex orphan drug marketing exclusivity for the long-term treatment of patients with severe Primary IGFD. Although Increlex® and Somatuline® Depot have received marketing exclusivity, the FDA and EMEA can still approve different drugs for use in treating the same indication or disease covered by our products, which would create a more competitive market for us.

Furthermore, drugs considered to be the same as Increlex® or Somatuline® Depot that demonstrate clinical superiority or provide a major contribution to patient care may be approved for marketing by the FDA and EMEA notwithstanding the grant of orphan drug marketing exclusivity. If other companies are able to overcome our U.S. orphan drug exclusivity, they will be able to compete with us, and our revenues will be diminished.

We will not be able to sell our products if we are not able to maintain our regulatory approvals due to changes to existing regulatory requirements.

Our products and manufacturing processes are subject to continued review and ongoing regulation by the FDA and foreign regulatory authorities post approval, including, for example, changes to manufacturing process standards or good manufacturing practices, changes to product labeling, revisions to existing requirements or new requirements for manufacturing practices, or changing interpretations regarding regulatory guidance. Such changes in the regulatory environment and requirements could occur at any time during commercialization. Changes in the regulatory environment or requirements could adversely affect our ability to maintain our approval or require us to expend significant resources to maintain our approvals, which could result in the possible withdrawal of our products from the marketplace, which would harm our business and negatively impact our financial performance.

Competitors could develop and gain FDA approval of products containing rhIGF-1 or lanreotide, which could adversely affect our competitive position.

In the future, rhIGF-1 or lanreotide manufactured by other parties may be approved for use in the United States. For example, we are aware that Novartis AG (through acquisition of Chiron Corporation) has developed a process to manufacture rhIGF-1 using yeast expression and has intellectual property with respect to that process. In the event there are other rhIGF-1 products approved by the FDA to treat indications other than those covered by Increlex® , physicians may elect to prescribe a competitor's product containing rhIGF-1 to treat the indications for which Increlex® has received and may receive approval. This is commonly referred to as off-label use. While under FDA regulations a competitor is not allowed to promote off-label use of its product, the FDA does not regulate the practice of medicine and as a result cannot direct physicians as to which product containing rhIGF-1 to prescribe to their patients. In addition, a competitor could gain FDA approval of a product containing lanreotide for the treatment of an indication other than indication(s) covered by Somatuline® Depot, which would enable physicians to prescribe the competitor's product for the indication(s) covered by Somatuline® Depot. As a result, we would have limited ability to prevent off-label use of a competitor's product containing rhIGF-1 or lanreotide to treat any diseases for which we have received FDA approval, even if it violates our method of use patents and/or we have orphan drug exclusivity for the use of rhIGF-1 or lanreotide to treat such diseases.

Competitors could challenge our patents and file an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) new drug application for an IGF-1 or Somatuline® Depot product and adversely affect the competitive position of each.

Products approved for commercial marketing by the FDA are subject to the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or "Hatch-Waxman Act." The Hatch-Waxman Act provides companies with marketing exclusivity for varying time periods during which generic or modified versions of a drug may not be marketed and allows companies to apply to extend patent protection for up to five additional years. It also provides a means for approving generic versions of a drug once the marketing exclusivity period has ended and all relevant patents have expired. The period of exclusive marketing, however, may be shortened if a patent is successfully challenged and defeated. Competitors with a generic IGF-1 or Somatuline® Depot product or a modified version of IGF-1 or Somatuline® Depot may attempt to file an ANDA or a 505(b)(2) NDA and challenge our patents and marketing exclusivity. Such applications would have to certify that one of the patents in the Increlex® or Somatuline® Depot NDA is invalid or not infringed by the manufacture, use, or sale of the product described in that ANDA or 505(b)(2) application under the Hatch-Waxman Act. If successful, a competitor could come to market at an earlier time than expected. We can provide no assurances that we can prevail in a challenge or litigation related to our patents or exclusivity.

We are subject to "fraud and abuse" and similar laws and regulations, and a failure to comply with such regulations or prevail in any litigation related to noncompliance could harm our business.

We are subject to various health care "fraud and abuse" laws, such as the Federal False Claims Act, the federal anti-kickback statute and other state and federal laws and regulations. Pharmaceutical companies have faced lawsuits and investigations pertaining to violations of these laws and regulations. We cannot guarantee that measures that we have taken to prevent such violations, including our corporate compliance program, will protect us from future violations, lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail or are unable to protect or defend our intellectual property rights, competitors may develop competing products, and our business will suffer.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We have licensed intellectual property rights, including patent rights, relating to rhIGF-1, our growth hormone/IGF-1 combination product candidates, and Somatuline® Depot technologies from Genentech and Ipsen, respectively. However, these patents may not protect us against our competitors. Patent litigation is very expensive, and we therefore may be unable to pursue patent litigation to its conclusion because currently we do not generate meaningful revenues.

We do not have composition of matter patent coverage on the rhIGF-1 protein alone. Although we have licensed from Genentech its rights to its methods of use and manufacturing patents, it may be more difficult to establish infringement of such patents as compared to a patent directed to the rhIGF-1 protein alone. Our licensed patents may not be sufficient to prevent others from competing with us. We cannot rely solely on our patents to be successful. The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, are not the same and are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the United States may differ substantially from that obtained in various foreign countries. In some instances, patents have issued in the United States while substantially less or no protection has been obtained in Europe or other countries. Our U.S. Patent No. 6,331,414 B1 licensed from Genentech is directed to methods for bacterial expression of rhIGF-1 and expires in 2018. We have no equivalent European patent. The European Patent Office has determined that the claims of Genentech's corresponding European patent application are not patentable under European patent law in view of public disclosures made before the application was filed.

We do not have composition of matter patent coverage on the lanreotide molecule (the active pharmaceutical ingredient of Somatuline® Depot) alone. We have licensed from Ipsen its rights to formulation and method of use patents for Somatuline® Depot that expire between 2015 and 2019. However, there can be no assurance that we have patent rights sufficient to prevent others from competing with us.

We do not have composition of matter patent coverage on either the growth hormone or the IGF-1 component of our growth hormone/IGF-1 combination product candidates. Our U.S. Patent No. 5,374,620 and our equivalent European Patent No. 0 536 226 B1, both of which are licensed from Genentech, are composition of matter patents covering combinations of growth hormone and IGF-1 and expire in 2009 and 2011, respectively. Therefore, it is likely that these patents will expire before we are able to launch any growth hormone/IGF-1 combination product in the U.S. or in European markets. We have also licensed from Genentech certain method of use patents for our growth hormone/IGF-1 combination product candidates that expire between 2009 and 2014. Our U.S. Patent No. 6,331,414 B1 licensed from Genentech will provide protection in the United States for our process of manufacturing IGF-1 for our growth hormone/IGF-1 combination product candidates until it expires in 2018. We have no equivalent patent proteotion for our process of manufacturing IGF-1 in Europe.

If we attempt to enforce against a competitor the patent rights we have licensed from Ipsen or the patent rights we have licensed from Genentech, and if such patents are challenged in court by defenses the competitor may raise, such as invalidity, unenforceability or possession of a valid license, we may fail to stop the competitor and we may lose the ability to assert the affected patents against other competitors as well. If we assert the patents we licensed from Ipsen or the patents we licensed from Genentech in an infringement proceeding against a competitor, and if the court were to find in favor of any defense of invalidity or unenforceability raised by the competitor against the asserted patents, we would be unable to use the affected patents to exclude others from competing with Somatuline® Depot or Increlex®. In addition, the type and extent of patent claims that will be issued to us in the future are uncertain. Any patents that are issued may not contain claims that will permit us to stop competitors from using technology similar to our Increlex®, or any growth hormone/IGF-1 combination product or Somatuline® Depot technologies.

In addition to the patented technology licensed from Genentech and Ipsen, we also rely on unpatented technology, trade secrets and confidential information, such as the proprietary information we use to manufacture Increlex®. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose this technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of this technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of patent infringement litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our intellectual property rights.

A third-party may claim that we are using its inventions covered by its patents and may initiate litigation to stop us from engaging in our operations and activities. Although no third party has claimed that we are infringing on their patents, patent lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party's patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having infringed the other party's patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do so. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

We are aware of a U.S. patent of Novartis related to processes of manufacturing rhIGF-1 in yeast host cells, to fusion proteins, DNA, and yeast host cells useful in such processes of manufacturing rhIGF-1 in yeast host cells, and to rhIGF-1 made as a product of such processes. While we use bacterial expression, not yeast expression, in our process for manufacturing Increlex®, we cannot predict whether our activities relating to the development and commercialization of Increlex® in the United States will be found to infringe Novartis's patent in the event Novartis brings patent infringement proceedings against us. We may not be able to obtain a license to Novartis's patent under commercially reasonable terms, if at all. If we are unable to obtain a license to Novartis's patent, and if in any patent infringement proceeding Novartis brings against us the court decides that our activities relating to the development and commercialization of Increlex® in the United States infringe Novartis's patent, the court may award damages and/or injunctive relief to Novartis. Any such damages, injunctive relief and/or other remedies the court may award could render any further development and commercialization of Increlex® commercially infeasible for us or otherwise curtail or cease any further development and commercialization of Increlex®.

We cannot be certain that others have not filed patent applications for technology covered by the issued patents of any of our licensors, or by our pending applications or by the pending applications of any of our licensors, or that we or any of our licensors were the first to invent the technology because:

- some patent applications in the United States may be maintained in secrecy until the patents are issued,
- patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and
- publications in the scientific literature often lag behind actual discoveries and the filing of patents relating to those discoveries.

Patent applications may have been filed and may be filed in the future covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. In the event that another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could harm our business.

Ipsen may seek to influence our business in a manner that is contrary to our goals or strategies or to the interests of our other stockholders.

Based on its significant ownership position through certain protective provisions, Ipsen has the ability to significantly influence the outcome of certain actions by our Board of Directors and those requiring the approval of our stockholders. Our other stockholders may be unable to prevent actions taken by Ipsen. Together with the 13,046,346 shares of our common stock that we have issued to Ipsen (and/or an affiliate of Ipsen), the conversion of the convertible notes and the exercise of the warrant that we have also issued to Ipsen would enable Ipsen to acquire an ownership interest in us of approximately 40% on a fully diluted basis, with the opportunity to increase its ownership position to 60% or greater through market purchases. Ipsen was also granted a preemptive right to purchase its *pro rata* portion of new securities that we may offer in the future to maintain its percentage ownership interest. In addition, under the terms of our affiliation agreement with Ipsen, so long as Ipsen holds at least 15% of the outstanding shares of our common stock, Ipsen is entitled to nominate two out of the nine directors on our Board of Directors. In the event that Ipsen holds at least 10% of the outstanding shares of our common stock, but less than 15%, it would be entitled to nominate one director to our Board of Directors. Our affiliation agreement with Ipsen also provides that in the event Ipsen holds at least 60% of the outstanding shares of our common stock, Ipsen is entitled to nominate an unlimited number of directors to our Board of Directors. For so long as Ipsen holds at least 15% of the outstanding shares of our common stock, Ipsen is also entitled to nominate additional independent director nominees, who must be independent of Ipsen, starting in 2008. Our certificate of incorporation was also amended in connection with our collaboration with Ipsen to waive the corporate opportunity provisions under Delaware law and the corporate opportunity doctrine with respect to opportunities of which Ipsen and Ipsen's designees to our Board of Directors may become aware as a result of their affiliation with us. Additionally, our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our common stock shall be deemed to have consented to these provisions of our certificate of incorporation. This deemed consent might restrict the ability to challenge transactions carried out in compliance with these provisions. We make no assurances that Ipsen will not seek to influence our business in a manner that is contrary to our goals or strategies or the interests of other stockholders. Moreover, persons who are directors and/or officers of Ipsen and who also serve on our Board of Directors may decline to take action in a manner that might be favorable to us but adverse to Ipsen. Currently, one of our directors, Christophe Jean, also serves as the Chief Operating Officer of Ipsen.

If we lose our licenses from Genentech or Ipsen, we may be unable to continue our business.

We have licensed intellectual property rights and technology from Genentech and from Ipsen. Under our license and collaboration agreements with Genentech and Ipsen, each of Genentech and Ipsen have the right to terminate our licenses if we are in material breach of our obligations under our agreements with them and fail to cure that breach. Under the terms of the agreements, we are obligated, among other things, to use reasonable business efforts to meet specified milestones. If any of these agreements are terminated, then we would lose our rights to utilize the technology and intellectual property covered by that agreement to develop, manufacture, market and sell Increlex® for any indication, to develop, market and sell Somatuline® Depot, and to develop, manufacture, market and sell our growth hormone/IGF-1 combination product candidates. This may prevent us from continuing our business.

We are subject to Genentech's option rights with respect to the commercialization of Increlex® for all diabetes and non-orphan indications in the United States; Ipsen's right of first negotiation to develop and commercialize other endocrine products subsequently acquired or owned by us; and Genentech's option rights with respect to our growth hormone/IGF-1 combination product candidates.

Under our U.S. license and collaboration agreement with Genentech for Increlex®, Genentech has the option to elect to jointly commercialize rhIGF-1 for all diabetes and non-orphan indications in the United States. Orphan indications are designated by the FDA under the Orphan Drug Act, and are generally rare diseases or conditions that affect fewer than 200,000 individuals in the United States. With respect to those non-orphan and diabetes indications in the United States, once Genentech has exercised its option to jointly develop and commercialize, Genentech has the final decision on disputes relating to the development and commercialization of such indications. Our ability to sublicense the development and commercialization of such products requires the consent of Genentech. Under a letter agreement of July 2007, we and Genentech amended the U.S. license and collaboration agreement to provide that until such time as we initiate the development of rhIGF-1 for diabetes (or a substitute indication mutually agreed to by us and Genentech that has a potential market of greater than $250 million and is not an indication for the central nervous system), Genentech may elect to initiate such development for diabetes or, upon our and Genentech's mutual agreement, the development of a substitute indication that has a potential market size of greater than $250 million and is not an indication of the central nervous system. In addition, if we elect to discontinue the development of rhIGF-1 for diabetes or a substitute indication selected by us with Genentech's consent, Genentech has the right to assume development of such indication. In the event that Genentech initiates the development of rhIGF-1 for any such indication before we do or assumes the development of rhIGF-1 for any such indication after such development is discontinued by us, our rights under the agreement for such indication would terminate and Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products for diabetes, or if applicable the substitute indication, subject to an obligation to pay us milestone payments and/or royalties to be negotiated by Genentech and us in good faith on sales of these products.

Under our license and collaboration agreement with Ipsen with respect to Increlex®, Ipsen has a right of first negotiation to develop and commercialize, in Ipsen's territory, other products subsequently acquired or owned by us in the field of endocrinology. Accordingly, we may not receive a reasonable return on our investment if we develop new endocrinology products. In its territory, Ipsen also has the exclusive right to sublicense our growth hormone/IGF-1 combination product candidates. Accordingly, we have limited ability to sublicense these candidates to other parties.

Under our development and commercialization agreement with Genentech with respect to our growth hormone/IGF-1 combination product candidates, Genentech has a right to opt into our development and commercialization for short stature indications, AGHD and certain other indications. If Genentech opts in, it would still have the right to subsequently elect to opt out of such development and commercialization of such combination product candidates and products, but only for all indications. Following an opt-in by Genentech, Genentech would control the joint development and commercialization of the combination product candidates and products for certain other indications and could assume control of the joint development and/or commercialization of products for the treatment of AGHD. Upon opt-in, Genentech may also choose to exercise a commercial option to acquire the right for the deciding vote on all commercialization matters pertaining to short stature indications; however, we would remain the lead commercialization party for Short Stature Indications. Because of Genentech's ability to control the timing and extent of such joint development and commercialization activities and our obligation to co-fund such activities, Genentech may induce us to bear an excessive financial burden in support of or to opt out of the joint development and commercialization of our combination product candidates and/or products for AGHD and certain other indications. In addition, our ability to sublicense the development and commercialization of our growth hormone/IGF-1 combination product candidates requires the consent of Genentech.

Accordingly, because of these various option, limits on sublicensing, and right of first negotiation rights, we may not receive a reasonable return on our investment for developing and/or commercializing Increlex® or our growth hormone/IGF-1 combination product candidates.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform a substantial portion of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these contractors do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials, or meet expected deadlines, we may be unable to obtain or maintain required approvals and may be unable to market and sell our products on a timely basis, if at all.

If we fail to identify and in-license other patent rights, products or product candidates, we may be unable to grow our revenues.

We do not conduct any discovery research. Our strategy is to in-license products or product candidates and further develop them for commercialization. The market for acquiring and in-licensing patent rights, products and product candidates is intensely competitive. If we are not successful in identifying and in-licensing other patent rights, products or product candidates, we may be unable to grow our revenues with sales from additional products. Further, under the terms of our collaboration with Ipsen, Ipsen has certain approval rights with respect to our entering into material contracts or transactions, making capital expenditures or acquiring certain assets. Accordingly, Ipsen may prevent us from in-licensing products or product candidates. In addition, under the terms of our collaboration, Ipsen has a right of first negotiation to develop and commercialize, in Ipsen's territory, products subsequently acquired or owned by us in the field of endocrinology. Under our combination product agreement with Genentech, Genentech has certain opt-in rights with respect to our development and commercialization of combination products and, with respect to certain combination products, to become the lead party for the planning, development and/or commercialization of such combination products.

In addition, we may need additional intellectual property from other third parties to market and sell our products. We cannot be certain that we will be able to obtain a license to any third-party technology we may require to conduct our business.

The committed equity financing facility that we entered into with Kingsbridge Capital Limited may not be available to us if we elect to make a draw down, and may require us to pay certain liquidated damages.

In October 2005, we entered into a committed equity financing facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge, which entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, newly issued shares of our common stock for cash consideration of up to an aggregate of $75.0 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include:

- a minimum price for our common stock;
- the accuracy of representations and warranties made to Kingsbridge;
- compliance with laws;
- continued effectiveness of the registration statement, filed by us with the U.S. Securities and Exchange Commission, or SEC, for the resale of the shares of common stock issuable in connection with the CEFF and the shares of common stock underlying the warrant we issued to Kingsbridge in connection with the entering into of the CEFF; and
- the continued listing of our stock on the Nasdaq Global Market.

In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting our business, operations, properties or financial condition. If we are unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, we may be unable to access capital on favorable terms or at all.

The terms of the CEFF require us to pay certain liquidated damages in the event that the registration statement filed by us with the SEC is not available for the resale of securities purchased by Kingsbridge under the CEFF or upon exercise of the warrant we issued to Kingsbridge. Except for certain periods of ineffectiveness permitted under the CEFF, we are obligated to pay to Kingsbridge an amount equal to the number of shares purchased under the CEFF and held by Kingsbridge at the date the registration statement becomes unavailable, multiplied by any positive difference in price between the volume weighted average price on the trading day prior to such period of unavailability and the volume weighted average price on the first trading day after the period of unavailability. In addition, we are entitled in certain circumstances to deliver a "blackout" notice to Kingsbridge to suspend the use of the registration statement and prohibit Kingsbridge from selling shares under the registration statement. If we deliver a blackout notice in the 15 trading days following a settlement of a draw down, then we must make a blackout payment to Kingsbridge as liquidated damages, or issue Kingsbridge additional shares in lieu of this payment, calculated by means of a varying percentage of an amount based on the number of shares purchased and held by Kingsbridge and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the registration statement, the blackout payment could be significant and could adversely affect our liquidity and our ability to raise capital. In addition, under the terms of an affiliation agreement we entered into pursuant to our collaboration with Ipsen, we have only a limited ability to raise capital through the sale of our equity securities, including pursuant to the CEFF, without first obtaining Ipsen's approval.

We may not have the ability to raise the funds necessary to finance the repayment of the convertible notes we issued to Ipsen, which could adversely affect our cash position and harm our business.

Under the terms of our collaboration with Ipsen, we issued to Ipsen convertible notes in the principal amounts of $25.0 million, €30.0 million and $15.0 million. All of these notes mature on the later of October 13, 2011 or two years from the date of notification of non-convert, and carry a 2.5% coupon per annum from the date of issuance, compounded quarterly. If Ipsen (or a subsequent holder) chooses not to convert these notes, we would be required to pay to Ipsen the principal amount of the notes plus accrued interest at maturity. We are also subject to currency risk on the €30.0 million principal amount convertible note that we issued to Ipsen which, if the note is not converted, may result in the need to raise a greater amount of U.S. dollars to repay this note at maturity than would be required based on a conversion of this note to U.S. dollars at the time we entered into the stock purchase and master transaction agreement with Ipsen in July 2006 or issuance of the note. If we are required to repay the notes in cash, we will likely need to raise such amounts from the capital markets or through a strategic transaction. There is no assurance that we would be able to do so in a timely manner or on reasonable terms. If we are unable to do so, we may be required to delay or curtail our development and commercialization efforts, which would harm our business.

Our indebtedness to Ipsen could have significant additional negative consequences, including, but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

If we fail to obtain the capital necessary to fund our operations, we will be unable to execute our business plan.

We believe that our cash, cash equivalents and short-term investments as of December 31, 2007 as well as internally generated funds will be sufficient to meet our projected operating and capital expenditure requirements through at least the end of 2008 based on our current business plan. However, our future capital needs and the adequacy of our available funds will depend on many factors, including:

- changes to our business plan;
- our ability to market and sell sufficient quantities of Increlex® and Somatuline® Depot at the anticipated level;
- the commercial status of the Increlex® bulk drug manufacturing operations at Lonza Baltimore and Lonza Hopkinton, including the success of our cGMP production activities;
- the success of Increlex® final drug product manufacturing;
- the costs, timing and scope of additional regulatory approvals for Increlex®;
- Ipsen's ability to supply Somatuline® Depot to us in sufficient quantities;
- the costs, timing and scope of additional regulatory approvals for Somatuline® Depot;
- Ipsen's ability to market and sell sufficient quantities of Increlex® in the licensed territories at the anticipated level;
- any required repayment of the convertible notes we issued to Ipsen;
- the status of competing products;
- the rate of progress and cost of our future clinical trials and other research and development activities, including research and development activities and clinical trial costs in connection with our growth hormone/IGF-1 combination product candidates; and
- the pace of expansion of administrative and legal expenses.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our operations. We expect that we may require and attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources, including potentially the CEFF. However, there can be no assurance that additional financing will be available when needed, or, if available, that the terms will be favorable. In addition, under the terms of an affiliation agreement we entered into pursuant to our collaboration with Ipsen, we have only a limited ability to raise capital through the sale of our equity without first obtaining Ipsen's approval. Although we have entered into a stock purchase agreement with Genentech pursuant to which we may issue up to an additional 1,894,737 shares of common stock (or up to a maximum of $9.0 million of shares of common stock) to Genentech, such issuances are subject to various conditions, including a Genentech opt in and the achievement of a regulatory approval milestone, and there can be no assurance that we will receive additional funds from Genentech pursuant to the stock purchase agreement. Further, we must first obtain Ipsen's approval to issue shares of common stock to Genentech under our stock purchase agreement with Genentech at a price per share less than $4.75, which we may not be able to obtain. If additional funds are not available, we may be forced to curtail or cease operations.

If we are unable to manage our expected growth, we may not be able to implement our business plan.

Our ability to implement our business plan requires an effective planning and management process. As of December 31, 2007, we had 126 full-time employees, and we expect to hire additional employees in the near term. Our offices are located in the San Francisco Bay area where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We believe that our anticipated future growth may strain our management, systems and resources. To manage the anticipated growth of our operations, we may need to increase management resources and implement additional financial and management controls, reporting systems and procedures. If we are unable to manage our growth, we may be unable to execute our business strategy.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

One potential risk of using growth factors like rhIGF-1 is that it may increase the likelihood of developing cancer or, if patients already have cancer, that the cancer may develop more rapidly. Increlex® may also increase the risk that diabetic patients may develop or worsen an existing retinopathy, which could lead to the need for additional therapy such as laser treatment of the eyes or result in blindness. In our Phase III clinical trials for severe Primary IGFD, the data of which we submitted to the FDA in our NDA, some patients experienced hypoglycemia, or low blood glucose levels. Other side effects noted in some patients include hearing deficits, enlargement of the tonsils and intracranial hypertension.

Somatuline® Depot is a member of a class of products known as somatostatin analogs, which have the potential to cause gallstones and other disorders associated with obstruction of the biliary tract, including pancreatitis. These products also alter the balance between the counter-regulatory hormones insulin, glucagon and growth hormone, which may result in hypoglycemia or hyperglycemia, and suppress secretion of thyroid stimulating hormone, which may result in hypothyrodism. Cardiac conduction abnormalities have also occurred during treatment with this class of drugs.

There may also be other adverse events associated with the use of Increlex® or Somatuline® Depot, and adverse events may arise that are related to our growth hormone/IGF-1 combination product candidates, which may result in product liability suits being brought against us. While we have licensed the rights to develop, market and sell Increlex®, Somatuline® Depot and our growth hormone/IGF-1 combination product candidates in certain indications, with the exception of certain liabilities covered up to certain limits by our insurance policies, we are not indemnified by any third party, including our contract manufacturers, for any liabilities that we bear and that arise out of our development or use of any of these products or product candidates.

Whether or not we are ultimately successful in defending product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity or reduced acceptance of our products in the market, or product candidates in development, all of which would impair our business. We have obtained clinical trial insurance and product liability insurance; however, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

In addition, we are contractually obligated to indemnify certain contract manufacturers for certain liabilities that they would otherwise bear and that arise from use of our products or product candidates. Because such contractually assumed liabilities are not covered by any of our insurance policies, the negative financial impact of any such liability could hinder or prevent us from continuing our business.

Budgetary or cash constraints may force us to delay our efforts to develop certain research and development programs in favor of developing others, which may prevent us from meeting our stated timetables and completing these projects through to product commercialization.

Because we are a company with limited financial resources, and because research, development and commercialization activities are costly processes, we must regularly prioritize the most efficient allocation of our financial resources. For example, we may choose to delay or abandon our research and development efforts for the treatment of a particular indication or project to allocate those resources to another indication or project, or to commercialization activities, which could cause us to fall behind our initial timetables for development. As a result, we may not be able to fully realize the value of some of our product candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

We must implement additional finance and accounting systems, procedures and controls as we grow our business and organization.

As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and other requirements have increased our costs and required additional management resources. We have upgraded our finance and accounting systems, procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and an opinion by our independent registered public accountants on the effectiveness of internal controls over financial reporting. If our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

If we are unable to attract and retain additional qualified personnel, our ability to market and sell our products and develop other product candidates will be harmed.

Our success depends on our continued ability to attract and retain highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists and clinicians. We are highly dependent on our current management and key medical, scientific and technical personnel, including: Dr. John A. Scarlett, our Chief Executive Officer; and Dr. Ross G. Clark, our Founder and Chief Technical Officer, whose knowledge of our industry and technical expertise would be extremely difficult to replace. We have at will employment contracts with all of our executive officers. They may terminate their employment without cause or good reason and without notice to us.

Risks Related to Our Common Stock

If our results do not meet our and analysts' forecasts and expectations, our stock price could decline.

Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts' valuations and recommendations are based primarily on our reported results and our and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed our and analysts' forecasts and expectations as a result of a number of factors, including those discussed under the section entitled "Risks Related to Our Business" above. If our results do not meet our and analysts' forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

If our officers, directors and largest stockholders choose to act together, they are able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

As of December 31, 2007, our directors, executive officers and principal stockholders and their affiliates beneficially owned approximately 80.8% of our common stock. Our greater than five percent beneficial owners include Ipsen and its affiliates, which beneficially owned 42.6% (not including shares subject to limited voting agreements with certain of our stockholders); entities affiliated with MPM BioVentures III LLC, which beneficially owned 13.4%; entities affiliated with Prospect Management Co. II, LLC, which beneficially owned 5.9%; MedImmune, Inc., which beneficially owned 5.8%; and entities affiliated with Rho Capital Partners, which beneficially owned 5.8%. Our directors, executive officers and principal stockholders and their affiliates collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

Our collaboration with Ipsen limits our ability to enter into transactions and to pursue opportunities in conflict with Ipsen, which could cause the price of our common stock to decline.

Under the terms of an affiliation agreement we entered into pursuant to our collaboration with Ipsen, the approval of Ipsen is required for us to take certain actions, including, but not limited to:

- entering into most material transactions or agreements;
- merging or consolidating with other entities;
- establishing or approving an operating budget with anticipated research and development spending in excess of $25.0 million per year, plus potential additional amounts for new Ipsen projects under the license and collaboration agreement we entered into with respect to Somatuline® Depot;
- subject to limited exceptions, incurring any indebtedness other than certain permitted indebtedness (provided that our total permitted indebtedness may not exceed $2.5 million if our ratio of net indebtedness to EBITDA exceeds 1:1);
- incurring capital expenditures of more than $2.0 million in any given year;
- making any investment, other than certain permitted investments;
- entering into any transaction that results in competition with Ipsen;
- declaring or paying any cash dividends;
- taking any action with respect to takeover defense measures, including with respect to our stockholder rights plan; and
- issuing or selling shares of our capital stock, other than issuances or sales after October 13, 2008 that may not exceed $25.0 million in any three-year period, and other limited exceptions.

These provisions could continue indefinitely and may limit our ability to enter into transactions otherwise viewed as beneficial to us, which could cause the price of our common stock to decline.

Our stockholder rights plan and anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

- establish a classified Board of Directors so that not all members of our board may be elected at one time;
- authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and hinder a takeover attempt;
- limit who may call a special meeting of stockholders;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

We have adopted a rights agreement under which certain stockholders have the right to purchase shares of a new series of preferred stock at an exercise price of $40.00 per one one-hundredth of a share of such preferred stock, subject to adjustment, if a person or group of persons acquires more than a certain percentage of our common stock. The rights plan could make it more difficult for a person to acquire a majority of our outstanding voting stock. The rights plan could also reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without the rights plan. In addition, the existence of the rights plan itself may deter a potential acquirer from acquiring us. As a result, either by operation of the rights plan or by its potential deterrent effect, mergers or other business combinations that our stockholders may consider in their best interests may not occur.

The committed equity financing facility that we entered into with Kingsbridge may result in dilution to our stockholders.

Pursuant to the CEFF, Kingsbridge committed to purchase, subject to certain conditions and at our election, up to $75.0 million of our common stock. Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of any "blackout" payment, it will have a dilutive effect on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down amounts under the CEFF, we will issue shares to Kingsbridge at a discount of up to ten percent from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

Our stock price may be volatile, and an investment in our stock could decline in value.

The trading price of our common stock has fluctuated significantly since our initial public offering in March 2004, and is likely to remain volatile in the future. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

- announcements by us, Ipsen, Genentech, our suppliers and key third-party vendors, or our competitors of regulatory developments, product development agreements, clinical trial results, clinical trial enrollment, regulatory filings, new products and product launches, significant acquisitions, strategic partnerships or joint ventures;
- estimates of our business potential and earnings prospects;
- deviations from analysts' projections regarding business potential, costs and/or earnings prospects;
- developments with respect to our collaboration with Ipsen;
- quarterly variations in our operating results;
- significant developments in the businesses of biotechnology companies;
- changes in financial estimates by securities analysts;
- changes in market valuations or financial results of biotechnology companies;
- additions or departures of key personnel;
- changes in the structure of healthcare payment or reimbursement systems, regulations or policies;
- activities of short sellers and risk arbitrageurs;
- future sales of our common stock, including potential sales of a substantial number of shares by Ipsen and its affiliates, or the perception that such sales are likely to occur;
- general economic, industry and market conditions; and
- volume fluctuations, which are particularly common among highly volatile securities of biotechnology companies.

Form 10-K

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many biotechnology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If the market price of our common stock declines in value, you may not realize any return on your investment in us and may lose some or all of your investment.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Substantial sales of shares may impact the market price of our common stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or pursuant to the CEFF, and the shares issued or issuable to Genentech and Ipsen and its affiliates, the market price of our common stock may decline. In addition, the perceived risk of dilution from sales or issuances of our common stock to or by Kingsbridge or Ipsen may cause holders of our common stock to sell their shares, or it may encourage short selling by market participants, which could contribute to a decline in our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

As of December 31, 2007, we had 51,532,229 outstanding shares of common stock. As of December 31, 2007, we had 5,419,638 shares subject to outstanding options granted under our equity compensation plans. In addition, as of December 31, 2007, 15,574,519 shares were issuable upon the exercise of the warrant and conversion of the three convertible notes, which we have issued to Ipsen. Further, the terms of the warrant we issued to Ipsen provide that the number of shares of our common stock subject to the warrant may increase in the event of certain issuances of equity securities by us that dilute Ipsen's percentage ownership interest in us. Moreover, the initial exercise price of the warrant, and the conversion price of convertible notes we have issued to Ipsen, are subject to certain weighted-average price-based antidilution adjustments. These terms of the warrant and convertible notes may entitle Ipsen to acquire a greater number of shares of our common stock than we currently anticipate.

We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. In September 2005, we filed a shelf registration statement pursuant to which we may, from time-to-time, sell shares of our common stock and preferred stock, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, in one or more offerings. In November 2005, we also filed a registration statement for the resale of the shares of common stock issuable in connection with the CEFF and the shares of common stock underlying the warrant we issued to Kingsbridge in connection with our entering into the CEFF. Moreover, we have agreed that, upon Ipsen's request after October 13, 2007, we would file one or more registration statements in order to permit Ipsen and its affiliates to offer and sell a substantial number of shares of our common stock, including the 13,046,346 shares we issued to an affiliate of Ipsen and the shares issuable upon exercise of the warrant and conversion of the convertible notes we issued to Ipsen. In addition, certain holders of shares of our common stock that are parties to our amended and restated investors' rights agreement, including Genentech, are entitled to registration rights.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our facilities consist of approximately 34,400 square feet of office space located in Brisbane, California that is leased to us until October 2011. We have no laboratory or research facilities. We believe that our Brisbane facilities will be adequate for our near-term needs and that suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations, if any.

Item 3. Legal Proceedings.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock has been traded on the Nasdaq Global Market under the symbol "TRCA" since March 17, 2004. The following table sets forth for the periods indicated the high and low closing sale prices of our common stock, as reported by the Nasdaq Global Market.

	Prices	
	High	Low
Fiscal 2007:		
First Fiscal Quarter	$5.92	$4.64
Second Fiscal Quarter	6.83	5.10
Third Fiscal Quarter	7.17	4.71
Fourth Fiscal Quarter	7.77	5.71
Fiscal 2006:		
First Fiscal Quarter	$7.90	$6.29
Second Fiscal Quarter	6.88	3.07
Third Fiscal Quarter	6.70	4.21
Fourth Fiscal Quarter	6.24	4.90

There were approximately 37 holders of record of our common stock as of February 28, 2008. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the consent of Ipsen (or any subsequent holders of the convertible notes that we issued to Ipsen) is required for us to declare or pay any cash dividends pursuant to the terms of the convertible notes that we issued to Ipsen. Suraypharm, S.A.S., an affiliate of Ipsen, also must consent to our declaration or payment of any cash dividends under the terms of the affiliation agreement that we entered into with Ipsen and Suraypharm in October 2006.

Stockholder Return Comparison[1]

The following graph shows the total stockholder return of an investment of $100 cash on March 17, 2004, the date we became a public company, for our common stock, or on February 28, 2004 for the NASDAQ Composite Index and the NASDAQ Biotechnology Index. The stock price performance shown on the graph is not necessarily indicative of future price performance.



COMPARISON OF 45 MONTH CUMULATIVE TOTAL RETURN*
Among Tercica Inc., The NASDAQ Composite Index
And The NASDAQ Biotechnology Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/04
12/04
12/05
12/06
12/07
Tercica Inc.
NASDAQ Composite
NASDAQ Biotechnology

* $100 invested on 3/17/04 in stock or on 2/28/04 in index-including reinvestment of dividends.
Fiscal year ending December 31.

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Tercica, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. Selected Financial Data.

The following selected financial data has been derived from the audited consolidated financial statements. The information below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K and the financial statements and related notes thereto, included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Statements of Operations Data (in thousands, except per share data):					
Net revenues:					
Net product sales	$ 9,809	$ 1,315	$ —	$ —	$ —
License revenue	21,119	194	—	—	—
Royalty revenue	51				
Total net revenues:	30,979	1,509	—	—	—
Costs and expenses:					
Cost of sales	5,540	1,667	—	—	—
Manufacturing start-up costs	3,065	—	—	—	—
Research and development	19,136	42,034	21,587	29,335	20,916
Selling, general and administrative	43,186	44,248	25,913	12,552	4,834
Amortization of intangibles	468	—	—	—	—
Total costs and expenses	71,395	87,949	47,500	41,887	25,750
Loss from operations	(40,416)	(86,440)	(47,500)	(41,887)	(25,750)
Interest expense	(1,937)	(162)	(1,080)	—	—
Other expense(4)	(3,071)	—	—	—	—
Interest and other income, net	5,975	4,226	2,347	885	327
Loss before income taxes	(39,449)	(82,376)	(46,233)	(41,002)	(24,423)
Provision for income taxes(5)	(1,017)	(621)	—	—	—
Net loss	(40,466)	(82,997)	(46,233)	(41,002)	(25,423)
Deemed dividend related to beneficial conversion features of convertible preferred stock(3)	—	—	—	—	(44,153)
Net loss allocable to common stockholders	$ (40,466)	$ (82,997)	$ (46,233)	$ (41,002)	$(69,576)
Basic and diluted net loss per share allocable to common stockholders(1)	$ (0.80)	$ (2.09)	$ (1.51)	$ (2.12)	$ (38.59)
Shares used in computing basic and diluted net loss per share allocable to common stockholders(1)	50,717	39,789	30,590	19,302	1,803

	December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data (in thousands):					
Cash, cash equivalents and short-term investments	$ 113,485	$ 125,575	$ 58,626	$ 52,001	$ 37,313
Working capital	101,923	123,181	53,752	45,542	33,346
Total assets	176,683	137,687	66,316	55,022	42,484
Long-term convertible notes, net(2)	86,691	25,172	—	—	—
Convertible preferred stock	—	—	—	—	68,637
Accumulated deficit	(289,204)	(248,738)	(165,741)	(119,508)	(78,506)
Total stockholders' equity (deficit)	63,159	89,931	56,798	47,677	(33,198)

(1) See Note 3 of the Notes to Financial Statements for information regarding the computation of per share amounts.

(2) See Note 6 of the Notes to Financial Statements for information regarding the long-term convertible notes.

(3) We recorded a deemed dividend of $44,153,000 associated with this issuance of preferred shares to reflect the value of the beneficial conversion feature embedded in the Series B convertible preferred stock. The deemed dividend increases the net loss allocable to common stockholders in the calculation of basic and diluted net loss per common share for the year ended December 31, 2003.

(4) See Note 6 of the Notes to Financial Statements for information regarding the valuation adjustments to the Euro-denominated convertible note.

(5) See Note 12 of the Notes to Financial Statements for information regarding the withholding taxes associated with milestone payments received from Ipsen.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statement of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding product development, commercialization and/or regulatory approvals, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the Risk Factors set forth under Item 1A above, and for the reasons described elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

We are a biopharmaceutical company developing and marketing a portfolio of endocrine products. We currently have the following products in our commercialization and development portfolio:

- Increlex®, which is approved for marketing in both the United States and the European Union;
- Somatuline® Depot, which is approved for marketing in both the United States and Canada; and
- Two product candidates containing different combinations of Genentech Inc's recombinant human growth hormone, or rhGH (Nutropin AQ®), and recombinant human insulin-like growth factor-1, or rhIGF-1 (i.e., Increlex®). One product candidate is for the treatment of short stature associated with low insulin-like growth factor-1, or IGF-1, levels and the other product candidate is for the treatment of adult growth hormone deficiency, or AGHD. In January 2008, we initiated dosing patients with Nutropin AQ® and Increlex® in a Phase II study for the treatment of short stature associated with low IGF-1 levels.

Increlex®. We market Increlex® as a long-term replacement therapy for the treatment of short stature in children with severe primary insulin-like growth factor-1 deficiency, or severe Primary IGFD, and for children with growth hormone gene deletion who have developed neutralizing antibodies to growth hormone. We commenced marketing Increlex® in the United States in January 2006. We are currently conducting a Phase IIIb clinical trial for the use of Increlex® for the treatment of short stature in children with Primary IGFD, a less severe and more prevalent form of insulin-like growth factor-1 deficiency, or IGFD. Patient enrollment for this trial was completed in July, 2007 and we expect to present data from this trial at a medical conference in the fourth quarter of 2008.

In August 2007, the European Commission granted marketing authorization for Increlex® in the European Union for the long-term treatment of growth failure in children and adolescents with severe Primary IGFD. Pursuant to our worldwide strategic collaboration with Ipsen that was completed in October 2006, we granted to Ipsen and its affiliates the exclusive right under our patents and know-how to develop and commercialize Increlex® in all countries of the world except the United States, Japan, Canada, and for a certain period of time, Taiwan and certain countries of the Middle East and North Africa for all indications, other than treatment of central nervous system and diabetes indications. In 2007, Ipsen launched Increlex® in Austria, Germany, Great Britain, Greece, Hungary, Spain and the Czech Republic and expects to launch Increlex® in additional European countries during 2008. Increlex® generated net product revenues of $9.6 million in the year ended December 31, 2007.

Somatuline® Depot. Pursuant to our worldwide strategic collaboration with Ipsen, we have the exclusive right under Ipsen's patents and know-how to develop and commercialize Somatuline® Depot in the United States and in Canada for all indications other than opthalmic indications. In territories outside the United States including Canada, the product is known as Somatuline® Autogel®. On August 30, 2007, Ipsen received notice of approval from the FDA for marketing Somatuline® Depot in the United States for the long-term treatment of acromegaly in patients who have had an inadequate response to surgery and/or radiotherapy, or for whom surgery and/or radiotherapy is not an option. Acromegaly is a hormonal disorder that results when a tumor in the pituitary gland produces excess growth hormone, resulting in overproduction of IGF-1. We launched Somatuline® Depot in November 2007 in the United States. In July 2006, Somatuline® Autogel® was approved for marketing by Health Canada for the same indication. Somatuline® Autogel® has received provincial formulary listings for reimbursement approval in the provinces of Quebec, Nova Scotia, New Brunswick, Saskatchewan, and for Alberta Blue Cross and we are awaiting reimbursement approval in the province of Ontario. At present, we have contracted sales and marketing operations in Canada to a third party.

Growth hormone/IGF-1 Combination Product Candidates. In July 2007, we entered into a combination product development and commercialization agreement with Genentech that governs the development, manufacture and worldwide commercialization of two product candidates containing Nutropin AQ®, Genentech's rhGH, and Increlex®, for the treatment of all indications except those of the central nervous system. In January 2008, we began dosing the first patients in a Phase II clinical study evaluating the combination of the Nutropin AQ® and Increlex® for the treatment of short stature associated with low IGF-1 levels. The primary objective of this trial is to assess the efficacy, measured as first-year height velocity, and safety of three different combination regimens of Nutropin AQ® and Increlex® compared to Nutropin AQ® alone in the treatment of short stature associated with low IGF-1 levels. The initial patients enrolled in this trial receive separate injections of each of Nutropin AQ® and Increlex®, but the goal of the study is to provide a majority of patients enrolled in the trial with a co-mixture of Nutropin AQ® and Increlex® administered as a single injection.

As of December 31, 2007, we had approximately $113.5 million in cash, cash equivalents and short-term investments. We have generated limited revenues from product sales to date and we have funded our operations since inception primarily through the private placements of equity securities and public offerings of our common stock, as well as through our collaboration with Ipsen. Since our inception we have incurred substantial net losses and we expect to incur substantial net losses for the foreseeable future as we attempt to develop, market and sell Increlex® and Somatuline® Depot, and as we attempt to develop growth hormone/IGF-1 combination products under our combination product collaboration with Genentech. We are unable to predict the extent of any future losses or when we will become profitable, if ever.

Critical Accounting Policies and the Use of Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates.

The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition

We recognize revenue from the sale of our products and license and collaboration agreements pursuant to Staff Accounting Bulletin No. 104, *Revenue Recognition*, and Emerging Issues Task Force (EITF) Issue 00-21 *Revenue Arrangements with Multiple Deliverables*. Multiple element agreements entered into are evaluated under the provision of EITF 00-21. We evaluate whether there is stand-alone value for the delivered elements and objective and reliable evidence of fair value to allocate revenue to each element in multiple element agreements. When the delivered element does not have stand-alone value or there is insufficient evidence of fair value for the undelivered element(s), we recognize the consideration for the combined unit of accounting in the same manner as the revenue is recognized for the final deliverable, which is generally ratably over the longest period of involvement.

Product revenues. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable and collectibility is reasonably assured. We record provisions for discounts to customers and rebates to government agencies and international distributors, which are based on contractual terms and regulatory requirements. The rebates and discounts may require management judgment to estimate percentage of eligible sales to these customers. Our product returns policy only allows for the return of product damaged in transit, product shipped in error by us, or discontinued, withdrawn or recalled merchandise. To date, product returns have been de minimis and based on our historical experience as well as the specialized nature of our products, we historically have not provided a reserve for product returns. We will continue to monitor returns in the future and will reassess the need to estimate a product returns reserve if the returns experience increases.

License revenues. License revenue generally includes upfront and continuing licensing fees and milestone payments. Nonrefundable upfront fees that require our continuing involvement in the manufacturing or other commercialization efforts by us are recognized as revenue ratably over the contractual term. Fees associated with substantive milestones, which are contingent upon future events for which there is reasonable uncertainty as to their achievement at the time the agreement was entered into, are recognized as revenue when these milestones, as defined in the contract, are achieved.

Royalty revenues. We recognize royalty revenues from sales of Increlex® in Ipsen's territory on a sliding scale from 15% to 25% of net sales. Royalties are recognized as earned in accordance with the contract terms and collectibility is reasonably assured.

Stock-based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123R, which requires the measurement and recognition of non-cash compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to our 2004 Employee Stock Purchase Plan based on estimated fair values. SFAS No. 123R supersedes our previous accounting under Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees,* for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS No. 123R. We have applied the provisions of SAB 107 in its adoption of SFAS No. 123R. Refer to Note 11, "Stock-Based Compensation," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K for further information on these matters.

After the adoption of SFAS No. 123R, stock compensation arrangements with non-employee service providers continue to be accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

As a result of adopting SFAS No. 123R, we recognized stock-based compensation expense of $5.9 million and $5.7 million during the years ended December 31, 2007 and 2006, respectively, which primarily affected our reported research and development and selling, general, and administrative expenses during those periods. Approximately $1.8 million and $4.1 million are included in research and development expenses, and selling, general and administrative expenses, respectively, for the year ended December 31, 2007. Approximately $2.0 million and $3.7 million are included in research and development expenses, and selling, general and administrative expenses, respectively, for the year ended December 31, 2006. We calculated these expenses based on the fair values of the stock-based compensation awards as estimated using the Black-Scholes model. Use of this model requires us to make assumptions about expected future volatility of our stock price and the expected term of the options that we grant. Calculating stock-based compensation expense under SFAS No. 123R also requires us to make assumptions about expected future forfeiture rates for our option awards. As of December 31, 2007, total unrecognized compensation expense related to unvested share-based compensation arrangements previously granted under our various plans was $10.5 million, which we expect to recognize over a weighted-average period of 2.6 years. However, it is difficult to predict the actual amount of share-based compensation expense that we will recognize in future periods as that expense can be affected by changes in the amount or terms of our share-based compensation awards issued in the future, changes in the assumptions used in our model to value those future awards, changes in our stock price, and changes in interest rates, among other factors.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis. The valuation of inventory requires management to estimate obsolete or excess inventory based on analysis of future demand for our products. Due to the nature of our business and our target market, levels of inventory in the distribution channel, changes in demand due to price changes from competitors and introduction of new products are not significant factors when estimating our excess or obsolete inventory for Increlex® but can be significant factors in estimating excess or obsolete inventories for Somatuline® Depot. If inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs may be recorded as deemed necessary by management for the difference between the cost and the market value in the period that impairment is first recognized. Inventories may include products manufactured at facilities awaiting regulatory approval and are capitalized based on our judgment of probable near term regulatory approval. In addition, inventories include employee stock-based compensation expenses capitalized under FAS 123R.

In general, the process for evaluating whether there exists excess or obsolete inventory is not a complex process and does not require significant management judgment. The factors considered in evaluating whether there exists excess or obsolete inventory are:

- our forecast of future demand, which is updated on a quarterly basis;
- the expiration date for each lot manufactured;
- any noncancelable open purchase orders associated with our commercial supply agreements.

In May 2007, we began to transfer our manufacturing process to new facilities and as such, there will be a period of time where the Company will need to cease production of Increlex® until the new manufacturing facilities are fully validated, approved by the FDA, and operational. We are increasing our inventory levels in an effort to ensure that we have adequate supplies to meet future demand and therefore our long-term Increlex® sales forecast will become more critical in management's evaluation of excess Increlex® inventories over the next few quarters. Once the transfer of manufacturing facilities is complete, we will have more flexibility in the manufacturing schedule to ensure inventory supply is in line with a shorter forward demand forecast for Increlex®. At December 31, 2007, we had inventories recorded in work-in-process of $6.1 million that are under evaluation for manufacturing process transfer approval. The FDA requires that when technical processes are transferred to a new manufacturer, a certain number of conformance lots must be produced using the new manufacturers facilities and evaluated for process consistency. Refer to Note 7, "Commitments and Contingencies—Manufacturing Services Agreement," in the Note to Financial Statements of Part II, Item 8 of this Form 10-K for further discussion regarding inventory purchase commitments.

Valuation of Derivative Instruments

We issued a convertible note in September 2007 and valued certain features embedded therein as derivative liabilities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. We estimate the fair value of our derivative liabilities each quarter using the Black-Scholes-Merton valuation model. This model is complex and requires significant judgments in the estimation of fair values based on certain assumptions. Factors affecting the amount of these liabilities include changes the market value of our common stock, changes in Euro to Dollar currency exchange rates and other assumptions. Changes in value are recorded as non-cash valuation adjustments within other expense in our statement of operations. These changes in the carrying value of derivatives can have a material impact on our financial statements (see Part II, Item 7A – "Qualitative and Quantitative Disclosures about Market Risk" of this Form 10-K). The derivative liabilities may be recorded into stockholders' equity upon conversion, payment or expiration of the convertible notes, the timing of which is outside our control.

The embedded derivative liability does not qualify for hedge accounting under SFAS 133 and therefore, subsequent changes in fair value are recorded as non-cash valuation adjustments within other expense in the statements of operations.

Valuation of Warrants

In order to estimate the value of warrants, we use the Black-Scholes-Merton valuation model, which requires the use of certain subjective assumptions. The most significant assumption is the estimate of the expected volatility. The value of a warrant is derived from its potential for appreciation in value. The more volatile the stock, the more valuable the option becomes because of the greater possibility of significant changes in the stock price. We record the value of a warrant to additional paid-in capital based on the estimated value, using certain assumptions, at the closing of a warrant transaction. However, it is difficult to predict the valuation of warrants issued in future periods as that value can be affected by changes in the volatility assumptions of our common stock.

Intangible Assets

We capitalize fees paid to our licensors related to license agreements for approved products or technology that has alternative future uses, as intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"), when we have obtained rights to develop and commercialize licensed products. We amortize these intangible assets with definite lives on a straight-line basis over their estimated useful lives, and review for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

Clinical Trial Expenses

We contract with third-party clinical research organizations to perform various clinical trial activities. We recognize research and development expenses for these contracted activities based upon a variety of factors, including patient enrollment rates, clinical site initiation activities, labor hours and other activity-based factors. We match the recording of expenses in our financial statements to the actual services received from and efforts expended by these third-party clinical research organizations. Depending on the timing of payments to the service providers, we record prepaid expenses and accruals relating to clinical trials based on our estimate of the degree of completion of the event or events as specified in each clinical study or trial contract. We monitor each of these factors to the extent possible and adjust estimates accordingly. Such adjustments to date have not been material to our results of operations or financial position.

Accounting for Income Taxes

On January 1, 2007, we adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes.* Our policy is to recognize interest and/or penalties related to income tax matters in income tax expense. There were no accrued interest or penalties associated with uncertain tax positions as of December 31, 2007. We had $3.8 million of unrecognized tax benefits as of December 31, 2007 and we do not expect our unrecognized tax benefits to change significantly over the next twelve months.

We utilize the liability method of accounting for income taxes as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The provision for income taxes for the years ended December 31, 2007 and 2006 represent $1.0 million and $0.6 million, respectively, of French foreign income taxes withheld on upfront license fees received from Ipsen under the Increlex® license. There is no domestic provision for income taxes for the years ended December 31, 2007, 2006 and 2005 because we have incurred operating losses to date.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS No. 157 on our financial position and results of operations.

In June 2007, the EITF ratified the consensus on EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*, or EITF 07-3. EITF 07-3 concludes that nonrefundable advance payments for future research and development activities should be deferred and capitalized and recognized as expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We expect that the adoption of 07-3 will not have an impact on our financial position or results of operations.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, or SAB 110. SAB 110 was effective January 1, 2008 and expresses the views of the Staff of the SEC regarding the use of the simplified method, as discussed in SAB No. 107, in developing an estimate of the expected term of "plain vanilla" share options in accordance with SFAS No. 123R. We are currently evaluating the impact of applying the provisions of SAB 110 on our financial position and results of operations.

Results of Operations

	2007	2006	2005
	(In thousands)		
Net product sales	$ 9,809	$ 1,315	$ —
Period over period increase	8,494	1,315	
License revenue	21,119	194	—
Period over period increase	20,925	194	
Royalty revenue	51	—	—
Period over period increase	51	—	
Cost of sales	5,540	1,667	—
Period over period increase	3,873	1,667	
Manufacturing start-up costs	3,065	—	—
Period over period increase	3,065	—	
Research and development expenses	19,136	42,034	21,587
Period over period increase (decrease)	(22,898)	20,447	
Selling, general and administrative expenses	43,186	44,248	25,913
Period over period increase (decrease)	(1,062)	18,335	
Amortization of intangible assets	468	—	—
Period over period increase	468	—	
Interest expense	(1,937)	(162)	(1,080)
Period over period increase	(1,775)	(918)	
Interest and other income, net	5,975	4,226	2,347
Period over period increase	1,749	1,879	
Other expense	(3,071)	—	—
Period over period increase	(3,071)	—	
Provision for income taxes	1,017	621	—
Period over period increase	396	621	

Net Revenues

Net revenues consisted of net product sales of Increlex® and Somatuline® Depot, a milestone payment from Ipsen and amortized license revenue associated with our Increlex® License and Collaboration Agreement with Ipsen, and royalty revenues from Ipsen for sales of Increlex® in the European Union.

Net Product Sales

Net product sales increased $8.5 million from $1.3 million in 2006 to $9.8 million in 2007, primarily due to growth in Increlex® net product sales. In March 2007, we announced agreements that settled all prior litigation against Insmed Incorporated. One of the key terms in the settlement agreement stipulated that Insmed will no longer provide IPLEX ™ to patients with severe Primary IGFD and other short stature indications. Following the settlement agreement with Insmed, a number of patients receiving IPLEX™, a product marketed by Insmed, switched to treatment with Increlex®. This along with continued expansion of our patient base and two price increases during 2007 led to the growth of net Increlex® product sales in 2007. In the fourth quarter of 2007, we began shipment of Increlex® to Ipsen for European Union commercial distribution which added $0.3 million to net product sales. In November 2007, we launched Somatuline® Depot in the United States, which added $0.2 million to net product sales. We began shipment of Increlex® to specialty pharmacy distributors in January 2006 and recorded net product sales of $1.3 million in 2006.

Net product sales of $9.6 million and $0.2 million, for Increlex® and Somatuline® Depot, respectively in 2007, consisted primarily of gross product sales less provisions for discounts to customers, rebates to government agencies, product returns and other adjustments. In 2007, we recorded discounts to product sales of $1.2 million in government rebates to state Medicaid agencies and rebates for shipments to our international distributors.

Net product sales of $1.3 million in 2006 consisted primarily of gross Increlex® product sales less provisions for discounts to customers, rebates to government agencies and product returns. There were minimal rebates to state government Medicaid agencies and to international distributors. There were no Somatuline® Depot sales in 2006.

We expect both Increlex® and Somatuline® Depot product sales to increase over the next several quarters, however, we do not expect net Increlex® product sales to increase at the same rate on a year over year basis as we experienced from 2006 to 2007.

License Revenue

License revenue increased $20.9 million from $0.2 million in 2006 to $21.1 million in 2007. In September 2007, per our Increlex® license and collaboration agreement with Ipsen, we received a milestone payment from Ipsen of $20.3 million (or $19.3 million net of withholding taxes) upon the grant of marketing authorization for Increlex® in the European Union for the targeted product label. Additionally, we received an upfront payment of €10.0 million, or $12.4 million, upon execution of our collaboration agreement with Ipsen in 2006, which we are amortizing over a period of approximately 16 years based on the expected term of the license under this agreement. License revenue in 2007 represents the $20.3 million milestone payment as well as $0.8 million amortization of the 2006 upfront payment. At present, we do not anticipate any significant additional licensing or milestone payments related to or for Increlex® in future periods.

Under the terms of our combination product collaboration with Genentech, we may receive certain milestone payments in the future if Genentech elects to exercise their option however, we are unable to predict the timing or the likelihood of any such payments.

Royalty Revenue

We recorded royalty revenue of $0.05 million in 2007 from shipments of Increlex® in the European Union by Ipsen. There were no royalty revenues in 2006 or 2005. We expect our royalty revenues to increase in 2008 as Ipsen continues to expand their Increlex® distribution in the European Union.

Cost of Product Sales

Our cost of sales represents the cost of production, royalties owed to our licensors, distribution shipping and handling costs, inventory write-downs/write-offs based on our review of obsolete, excess, expired and failed inventory lots, and other costs related to production activities. Prior to regulatory approval of Increlex® in August 2005, drug supply production costs were charged to research and development. Beginning in the fourth quarter of 2005, with the marketing approval of Increlex® by the FDA, we began capitalizing these production costs to inventory and began to charge cost of sales in the first quarter of 2006 as units of Increlex® were sold. In addition to these capitalized drug supply production costs, there are also certain variable and fixed shipping, distribution and handling costs charged to cost of sales.

Cost of product sales increased $3.8 million from $1.7 million in 2006 to $5.5 million in 2007. The increase in 2007 was primarily due to higher sales volume as more Increlex® units were sold and we commenced marketing of Somatuline® Depot. There was no product revenue or related cost of sales in 2005.

Cost of sales as a percentage of net product sales in 2007 was lower than 2006 primarily due to reduced manufacturing lot failures, as well as the absorption of fixed costs over increased production volume.

We expect cost of sales as a percentage of net product sales to decrease in future periods as fixed costs are absorbed over larger production volumes; as our sales mix changes over time, as we execute our production activities, and as the percentage of manufacturing lots that are successfully completed improves. However, there can be no assurances that cost of sales as a percentage of net product sales will decrease due to uncertainties inherent in the manufacturing process.

Manufacturing Start-up Costs

Manufacturing start-up costs were $3.1 million during 2007 and represent amortized costs associated with the transfer of our manufacturing operations to alternate sites. An additional $2.4 million of manufacturing start-up costs associated with this project will be amortized over the remaining transfer period which is expected to occur through June 2008. There may also be additional associated transfer activities and costs that will continue through the end of 2008, as we prepare for FDA site approval.

Research and Development Expenses

Research and development expenses consisted primarily of costs associated with clinical, regulatory, manufacturing development and acquired rights to technology or products in development. Clinical and regulatory activities included the preparation, implementation, and management of our clinical trials and clinical assay development, as well as regulatory compliance, data management and biostatistics. The costs associated with conducting clinical trials and post-marketing expenses, which Phase IV and investigator-sponsored trials and product registries, are included in research and development expenses. Manufacturing development activities included pre-regulatory approval activities associated with technology transfer, pharmaceutical development, process and development and validation, quality control and assurance, analytical services, as well as preparations for current good manufacturing practices, or cGMP, and regulatory inspections. In addition to these manufacturing development and clinical activities, license payments for patents and know-how to develop and commercialize products, are also recorded as research and development expense.

Research and development expenses decreased $22.9 million from $42.0 million in 2006 to $19.1 million in 2007. Research and development expenses were $21.6 million in 2005.

The decrease in 2007 compared to 2006 was primarily due to a license fee of $25.0 million paid in October 2006 to Ipsen related to our Somatuline® License and Collaboration Agreement (See Note 9 in the Notes to the Financial Statements for further details on our collaboration with Ipsen). This decrease was partially offset by an increase in payroll related costs of $0.8 million, clinical drug supply costs of $0.8 million and third party contractor costs of $0.6 million. The increase in payroll related costs in 2007 was primarily due to increased personnel compared to 2006. The increase in third party contractor costs in 2007 was primarily due to an increase in clinical activities associated with Somatuline® Depot and growth hormone/IGF-1 combination product candidates as well as the Increlex® product registry, partially offset by a decrease in activities associated with our European marketing authorization application, or MAA, and clinical activities associated with Primary IGFD and severe Primary IGFD.

The increase in 2006 compared to 2005 was primarily due to a license fee of $25.0 million paid to Ipsen in October 2006 related to our Somatuline® License and Collaboration Agreement, partially offset by $3.8 million in lower external project costs primarily due to lower manufacturing development activities in 2006 and $1.0 million paid in 2005 to Genentech related to Increlex®. Manufacturing development in 2005 was focused on production and validation of our rhIGF-1 manufacturing process and pre-NDA activities.

The $19.1 million in research and development expense in 2007 was comprised primarily of personnel and related costs of $11.5 million, third party contract costs related to our clinical activities for Increlex® Primary IGFD and severe Primary IGFD of $5.2 million, Somatuline® Depot in acromegaly of $0.9 million, clinical drug supply of $0.8 million and Increlex® activities in support of our MAA of $0.5 million. The $42.0 million in research and development expense in 2006 was comprised primarily of the $25.0 million license fee paid to Ipsen, personnel and related costs of $10.7 million, external project costs related to our clinical activities for Increlex® Primary IGFD and severe Primary IGFD of $4.7 million, and costs associated with our Increlex® MAA filing activities of $1.3 million.

We expect our research and development expenses to increase in 2008 as we undertake clinical development activities for Increlex®, Somatuline® Depot, and growth hormone/IGF-1 combination product candidates and other projects. Our projects or intended projects may be subject to change from time to time as we evaluate our research and development priorities and available resources.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consisted primarily of payroll and related costs associated with sales, marketing and medical science personnel, corporate administration and executive management, commercial activities including cost of free drug, professional services including legal and accounting services, medical education and other administrative costs.

Selling, general and administrative expenses decreased $1.0 million from $44.2 million in 2006 to $43.2 million in 2007. Selling, general and administrative expenses in 2006 were $18.3 million higher than in 2005.

The decrease in 2007 compared to 2006 was due primarily to decreased expenses associated with litigation and consulting expenses of $11.3 million, largely offset by an increase in sales and marketing expenses of $6.3 million and payroll and related costs of $4.8 million. The increase in sales and marketing activities was primarily related to increased costs associated with product promotions, medical education, costs in support of Increlex® and the launch of Somatuline® Depot in the U.S. and Canada, as well as costs associated with free goods. The increase in payroll and related expenses was due primarily to additional sales and medical science personnel and non-cash stock compensation expense.

The increase in 2006 compared to 2005 was primarily attributable to additional expenditures associated with sales and marketing activities of $7.9 million, increased general and administrative personnel and other costs of $3.2 million, increased legal expenses primarily associated with litigation with Insmed of $2.8 million, increased expenses of $2.3 million associated with medical education and free goods expense of $1.5 million, of which $0.8 million was related to inventory write-offs due to manufacturing lot failures and $0.1 million for inventory write-downs.

The $43.2 million in selling, general and administrative expenses for the year ended December 31, 2007 was comprised primarily of payroll and related costs of $26.4 million, sales and marketing activities including cost of free drug of $9.6 million, professional services including legal and accounting services of $4.3 million, medical education activities of $1.9 million and other general administrative activities of $1.0 million.

The $44.2 million in selling, general and administrative expenses for the year ended December 31, 2006 was comprised primarily of payroll and related costs of $21.6 million, professional services including legal and accounting services of $15.4 million, sales and marketing activities including cost of free drug of $5.8 million, other general administrative activities of $0.9 million and medical education activities of $0.5 million.

We expect total selling, general and administrative expenses to increase in 2008 as we support a full year of commercial activities for Somatuline® Depot and realize the annualized effect of the additional sales and medical science personnel hired in 2007.

Amortization of Intangible Assets

Amortization of intangible assets of $0.5 million in 2007 represents expense recorded on a straight-line basis of milestone payments made to Ipsen and to Genentech in connection with the U.S. marketing approval of Somatuline® Depot and marketing approval of Increlex® in the European Union, respectively. Refer to Note 9, "License and Collaboration Agreements and Related Party Transactions," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K for further information on these milestone payments. We began amortization of these assets in November 2007 and expect to recognize the straight-line expense of $2.8 million annually through October 2022. There were no amortization of intangibles expense for the years ended December, 31 2006 and 2005.

Interest expense

Interest expense increased $1.7 million from $0.2 million in 2006 to $1.9 million in 2007. The interest expense in 2005 was $1.1 million.

The increase in 2007 compared to 2006 was primarily due to the timing of issuance of the three convertible notes. There was no interest expense for the first nine months of 2006 as the first convertible note was issued to Ipsen in October 2006. The second and third convertible notes were issued in September 2007.

The decrease in 2006 compared to 2005 was primarily due to the issuance of our common stock in 2005 in connection with a loan agreement of $1.0 million and $0.1 million of commitment fees related to this loan agreement.

Interest expense of $1.9 million in 2007 represents interest on the three convertible notes we issued to Ipsen and the related amortization of prepaid financing costs associated with these issuances. We expect interest expense to increase in 2008 as we will realize a full year of interest expense for the three convertible notes. For years thereafter, interest expense should be relatively consistent with 2008 other than increases from compounding of interest as we continue to accrue interest on these convertible notes until exercise or maturity in October 2011. Refer to Note 6, "Long-Term Debt," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K for further information on this transaction.

Other Expense

Other expense of $3.1 million in 2007 was largely due to an unfavorable foreign currency adjustment and an increase in the fair value of the embedded derivative conversion option related to the €30.0 million convertible note we issued to Ipsen in September 2007. The €30.0 million convertible note is denominated in euros and the conversion option is considered an embedded derivative. The note is revalued to U.S. dollars at the end of each reporting period which resulted in a charge of $1.8 million in 2007. Further, the conversion option must also be revalued at the end of each reporting period which resulted in a charge of $1.3 million in 2007. There were no such charges in 2006 and 2005.

As currency rates, our stock price and our volatility assumptions change, we may record income or expense to Other Expense related to both the value of the note as well as the value of the embedded derivative. It is difficult to forecast changes to other expense as we are unable to predict fluctuations in currency rates, our stock price and stock price volatility. Refer to Part II, Item 7A—"Quantitative and Qualitative Disclosures about Market Risk" of this Form 10-K.

Interest and Other Income, net

Net interest and other income of $6.0 million in 2007 increased by $1.8 million compared to $4.2 million in 2006 primarily due to interest income on higher average cash, cash equivalents and short-term investment balances during 2007. The higher cash balances in 2007 were due primarily to net cash proceeds from our collaboration with Ipsen. In September 2007, we received net cash proceeds of $34.3 from Ipsen in connection with an Increlex® milestone payment, net of withholding taxes, and the issuance of a convertible note to Ipsen in the principal amount of $15.0 million. Additionally, we received gross cash proceeds of $6.9 million in July 2007 from the issuance of common stock to Genentech and Ipsen. In October 2006, we received net cash proceeds of $89.7 million from Ipsen in connection with sale of equity and Increlex® license payments.

Net interest and other income increased to $4.2 million in 2006 from $2.3 million in 2005. The increase was primarily due to interest income on higher average cash, cash equivalents and short-term investment balances as a result the cash received from our collaboration with Ipsen in October 2006 and the impact of higher interest rates in 2006 compared to 2005.

We expect net interest and other income to decrease in 2008 as we use cash and short-term investments to fund our operations, assuming we do not raise additional financing during 2008.

Provision for income taxes

The provision for income taxes of $1.0 million and $0.6 million in 2007 and 2006, respectively, represents French foreign income taxes withheld on a milestone payment and upfront license fee, respectively, received from Ipsen under the Increlex® license. There were no domestic provisions for income taxes in 2007, 2006 and 2005 because we have incurred operating losses to date.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2007, we had approximately $113.5 million in cash, cash equivalents and short-term investments. We had an accumulated deficit of $289.2 million, which was primarily comprised of $245.1 million of accumulated net losses and $44.1 million of a non-cash deemed dividend related to the beneficial conversion feature of convertible preferred stock. We have funded our operations and growth from inception through December 31, 2007 primarily from issuance of equity, convertible notes and the receipt of milestone payments. To date we have received net cash proceeds of $283.2 million from equity issuances including equity sold to Ipsen and Genentech. We have issued three convertible notes to Ipsen from which we received net cash proceeds of $15.0 million, net of the balance which was used to make milestone payments to Ipsen related to the Somatuline® license and collaboration agreement. In addition, we have received $31.7 million from Ipsen, net of withholding taxes, for milestone payments related to the Increlex® license and collaboration agreement.

Ipsen Collaboration

On October 13, 2006, we completed the initial closing of the transactions contemplated by the stock purchase and master transaction agreement we entered into with Ipsen in July 2006. At the closing, we issued 12,527,245 shares of our common stock to an affiliate of Ipsen for an aggregate purchase price of $77.3 million and issued to Ipsen a convertible note in the principal amount of $25.0 million and a warrant to purchase a minimum of 4,948,795 shares of our common stock, which warrant is exercisable at any time during the five-year period after the initial closing and carries an initial exercise price equal to $7.41 per share. Under the stock purchase and master transaction agreement with Ipsen we issued a second convertible note and a third convertible note to Ipsen in connection with our Somatuline® license and collaboration agreement as described below. Each of the convertible notes that we issued to Ipsen matures on the later of October 13, 2011 or two years from the date of notification of non-convert and carries a coupon of 2.5% per annum from the date of issuance, compounded quarterly, and is convertible into shares of our common stock at an initial conversion price per share equal to $7.41 per share (or €5.92 per share with respect to the second convertible note). Together with the 13,046,346 shares of our common stock that we have issued to Ipsen (and/or an affiliate of Ipsen) to date, the conversion of all three convertible notes and the exercise of the warrant in full would enable Ipsen to acquire an ownership interest in us of approximately 40% on a fully diluted basis.

Pursuant to the licensing agreements we entered into with Ipsen (and/or affiliates thereof) in connection with the initial closing under the stock purchase and master transaction agreement, we granted to Ipsen and its affiliates exclusive rights to develop and commercialize Increlex® in all countries of the world except the United States, Japan, Canada, and for a certain period of time, Taiwan and certain countries of the Middle East and North Africa, and Ipsen granted to us exclusive rights to develop and commercialize Somatuline® Depot in the United States and Canada. Further, we and Ipsen granted to each other product development rights and agreed to share the costs for improvements to, or new indications for, Somatuline® Depot and Increlex®. In addition, we and Ipsen agreed to rights of first negotiation for our respective endocrine pipelines. In August 2007, the European Commission granted marketing authorization for Increlex® in the European Union for the long-term treatment of growth failure in children and adolescents with severe Primary IGFD. Under the license and collaboration agreement with respect to Increlex®, Ipsen made an upfront cash payment to us of €9.5 million or $11.8 million, after tax withholding in October 2006, and paid us an additional milestone of approximately of €14.3 million or $19.3 million, after tax withholding, in September 2007 for receiving marketing authorization for Increlex® in the European Union for the targeted product label. Ipsen is our marketing partner for Increlex® in the European Union. In November 2007, Increlex® was launched by Ipsen in Ipsen's territory. We are entitled to royalties on Increlex® sales made in Ipsen's territory on a sliding scale from 15% to 25% of the average net sales price, in addition to a supply price of 20% of net sales of Increlex®.

Under the license and collaboration agreement with respect to Somatuline® Depot, we made an upfront payment of $25.0 million to Ipsen in October 2006, which was financed through the issuance by us of the first convertible note to Ipsen at the initial closing under the stock purchase and master transaction agreement. In August 2007, we received marketing approval for Somatuline® Depot in the United States for the targeted product label (and the second closing under the stock purchase and master transaction agreement was consummated). Following receipt of the marketing approval, we made a milestone payment of €30.0 million or $41.6 million to Ipsen, which was financed through the issuance by us of the second convertible note to Ipsen at the second closing. The milestone payment was capitalized as an intangible asset and will be amortized over the useful life of the asset. At the second closing, we also issued the third convertible note to Ipsen and Ipsen delivered $15.0 million to us, which will be used by us for working capital. We launched Somatuline® Depot in the United States in November 2007. We pay royalties to Ipsen, on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of the average net sales price of Somatuline® Depot.

There can be no assurance that we will achieve the anticipated benefits of our collaboration with Ipsen. Further, we would be required to pay to Ipsen the principal amounts, including accrued interest, under all three convertible notes that we issued to Ipsen if Ipsen elects not to convert these notes into shares of our common stock. For more information on these and other risks and uncertainties related to our collaboration with Ipsen, see the sections entitled "Risks Related to Our Business" and "Risks Related to Our Common Stock" under Part I, Item 1A of this Form 10-K.

Genentech Combination Product Collaboration

Effective as of July 6, 2007, we and Genentech entered into a combination product development and commercialization agreement which governs the worldwide development and commercialization of two combination product candidates containing Genentech's rhGH, Nutropin AQ®, and our rhIGF-1, Increlex®, for the treatment of all indications except those of the central nervous system. Initially, we will be responsible for the development and commercialization of all combination product candidates under the combination product agreement and have agreed to pay Genentech a royalty on net sales of combination products covered by Genentech's (or the parties' joint) patents, subject to certain opt in rights granted to Genentech as described in Note 8, "Combination Product Development and Commercialization Agreement" in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K. Upon opting in, Genentech would become obligated to reimburse us for a portion of the development costs incurred since July 9, 2007, and thereafter we and Genentech would share future costs and all operating profits and losses, and no royalties will be owed to Genentech. Genentech would receive such profit share in lieu of its royalty payment. As described in Note 8, "Combination Product

Development and Commercialization Agreement," in the Notes to Financial Statements, we may receive a cash milestone payment under certain circumstances and may be entitled to royalties on net sales of certain combination products. In connection with the entering into of the combination product agreement, we issued 708,591 shares of common stock to Genentech at price per share of $5.645 pursuant to a stock purchase agreement we entered into with Genentech, resulting in gross cash proceeds of approximately $4.0 million, and we may issue up to an additional 1,894,737 shares of common stock (or up to a maximum of $9.0 million of shares of common stock) to Genentech pursuant to the stock purchase agreement. However, there can be no assurance that we will receive all or any remaining portion of the anticipated proceeds, including the reimbursement of development costs, the cash milestone payment and additional proceeds from the sale of shares of our common stock to Genentech, nor can there be an assurance that we would achieve the anticipated benefits of our combination product agreement with Genentech. Further, we must first obtain Ipsen's approval to issue shares of common stock to Genentech under the stock purchase agreement at a price per share less than $4.75 and if we do issue shares to Genentech under the stock purchase agreement at a price per share less than $4.75, such issuance would trigger certain weighted-average price-based antidilution adjustments to the convertible notes and warrant we issued to Ipsen. Please refer to Note 8, "Combination Product Development and Commercialization Agreement," in the Notes to Financial Statements for more detail on the terms of the combination product agreement and stock purchase agreement.

Ipsen Purchase Agreement

In conjunction with our issuance of 708,591 shares of common stock to Genentech, we issued 519,101 shares of common stock to Ipsen in July 2007 at price per share of $5.63, resulting in gross cash proceeds of approximately $2.9 million. The shares of common stock issued to Ipsen were acquired by Ipsen in exercise of certain pro rata purchase rights in connection with our issuance of shares to Genentech. Under the terms of an affiliation agreement we entered into with Ipsen in October 2006, Ipsen has a right of first offer to purchase up to its pro rata portion of new equity securities offered by us (subject to certain exceptions). Although Ipsen purchased additional shares of common stock from us in exercise of certain pro rata purchase rights granted to Ipsen under the terms of our affiliation agreement with Ipsen, we cannot assure that Ipsen will exercise such rights if we issue additional shares of common stock to Genentech pursuant to the stock purchase agreement with Genentech.

Committed Equity Financing Facility

Under the terms of a committed equity financing facility, or CEFF, we entered into with Kingsbridge Capital Limited, or Kingsbridge, Kingsbridge committed to purchase a maximum of approximately 6,000,000 newly issued shares of our common stock over a three-year period beginning in October 2005, for cash up to an aggregate of $75.0 million, subject to certain conditions. We may draw down under the CEFF in tranches of up to the lesser of $7.0 million or 2% of our market capitalization at the time of the draw down of such tranche, subject to certain conditions. The common stock to be issued for each draw down will be issued and priced over an eight-day pricing period at discounts ranging from 6% to 10% from the volume weighted average price of our common stock during the pricing period. During the term of the CEFF, Kingsbridge may not short our stock, nor may it enter into any derivative transaction directly related to our stock. The minimum acceptable purchase price, prior to the application of the appropriate discount for any shares to be sold to Kingsbridge during the eight-day pricing period, is determined by the greater of $3.00 or 90% of our closing share price on the trading day immediately prior to the commencement of each draw down. In connection with the CEFF, we issued a warrant to Kingsbridge to purchase up to 260,000 shares of our common stock at an exercise price of $13.12 per share. We intend to exercise our right to draw down amounts under the CEFF, if and to the extent available, at such times as we have a need for additional capital and when we believe that sales of our common stock under the CEFF provide an appropriate means of raising capital. However, we are not obligated to sell any of the $75.0 million of common stock available under the CEFF, and there are no minimum commitments or minimum use penalties. Under the terms of an affiliation agreement we entered into pursuant to our collaboration with Ipsen, we have only a limited ability to raise capital through the sale of our equity securities, including pursuant to the CEFF, without first obtaining Ipsen's approval.

Cash Flow

	Years ended December 31,		
	2007	2006	2005
	(In thousands)		
Net cash provided by (used in):			
Operating activities	$(34,265)	$ (67,464)	$(43,366)
Investing activities	2,112	(41,781)	(7,704)
Financing activities	64,167	134,767	51,761
Net change in cash and cash equivalents	$ 32,014	$ 25,522	$ 691

Cash, cash equivalents and short-term investments totaled $113.5 million at December 31, 2007, compared to $125.6 million at December 31, 2006 and $58.6 million at December 31, 2005. The net decrease in cash, cash equivalents and short-term investments of $12.1 million in 2007 was due primarily to cash used in operating activities of $34.2 million as discussed below, partially offset by proceeds received from Ipsen associated with our collaboration agreement and issuances of stock also discussed below.

Cash and cash equivalents totaled $72.4 million at December 31, 2007, compared to $40.3 million at December 31, 2006 and $14.8 million at December 31, 2005. The increase in cash and cash equivalents in 2007 was primarily due to proceeds from a milestone payment received from Ipsen of $19.3 million, net of withholding taxes, the issuance of a convertible note in the principal amount of $15.0 million to Ipsen, and the issuance of $6.9 million of common stock to Ipsen and Genentech. Further, we issued a convertible note to Ipsen in the principal amount of €30.0 million or $41.6 million, which was used to finance our milestone payment obligation to Ipsen. The increase in 2006 was primarily due to net proceeds of $34.2 million from the issuance of our common stock in a public offering in January 2006 and net proceeds of $100.0 million, net of issuance costs, from the issuance of common stock and a convertible note in the principal amount of $25.0 million to Ipsen, partially offset by cash used in operating activities of $67.4 million.

Operating Activities

Net cash used in operating activities totaled $34.2 million in 2007. Cash used in operating activities during 2007 was primarily driven by our net losses from operations of $40.5 million adjusted for the non-cash compensation charge of $5.9 million related to our adoption of SFAS No. 123R, as well as $3.8 million related to amortization of the discount and non-cash losses on our Euro-denominated convertible note we issued to Ipsen and non-cash losses on the associated embedded derivative, and by cash used to build inventories of $8.5. The increase in inventories was primarily due to the manufacture of Increlex® and purchases of Somatuline® Depot which were partially funded by an increase in accrued expenses.

Net cash used in operating activities totaled $67.5 million in 2006 which was comprised of net loss of $83.0 million adjusted for the non-cash compensation charge of $5.7 million related to our adoption of SFAS No. 123R and the increase in our inventory balance; partially offset by the $12.4 million received from Ipsen for the upfront Increlex® license fee. Cash used in operating activities totaled $43.4 million in 2005 which was primarily driven by our net losses from operations of $46.2 million and included the receipt of a $1.0 million reimbursement from our landlord for facility improvements which was recorded as deferred rent.

Investing Activities

Net cash provided by investing activities totaled $2.1 million in 2007. Cash provided by investing activities represented net proceeds from purchase, sales and maturities of investments, almost completely offset by milestone payments made of $42.1 million under our licensing agreements with Ipsen for Somatuline® Depot and Genentech for Increlex®, and purchases of property and equipment of $0.9 million.

Net cash used in investing activities totaled $41.8 million in 2006 and $7.7 million in 2005, respectively. Cash used in investing activities in 2006 and 2005 represented net purchases, sales and maturities of short-term investments of $40.7 million and $5.2 million, respectively, and purchases of equipment of $1.1 million and $2.8 million, respectively.

Financing Activities

Net cash provided by financing activities totaled $64.1 million in 2007. Cash provided by financing activities was primarily due to the issuance of two convertible notes to Ipsen in the principal amounts of €30.0 million, or $41.6 million (used to fund a milestone payment to Ipsen) and $15.0 million, respectively, and the issuance of common stock to Ipsen and Genentech of $6.9 million, as well as issuances of common stock under our equity compensation plans of $0.6 million.

Net cash provided by financing activities totaled $134.8 million in 2006. Cash provided by financing activities was primarily related to net proceeds received from the issuance of common stock to Ipsen of $75.5 million, our January 2006 public offering of common stock of $34.2 million, net proceeds from the issuance to Ipsen of a convertible note of $24.5 million, as well as issuances of common stock under our equity compensation plans of $0.5 million.

Net cash provided by financing activities totaled $51.8 million in 2005. Cash provided by financing activities was primarily due to cash proceeds received from our February 2005 public offering of common stock of $51.1 million and issuances of common stock under our equity compensation plans of $0.8 million.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our operations. We believe that our cash, cash equivalents and short-term investments as of December 31, 2007 as well as internally generated funds will be sufficient to meet our projected operating and capital expenditure requirements through at least 2008 based on our current business plan. However, our future capital needs and the adequacy of our available funds will depend on many factors, including:

- changes to our business plan;
- our ability to market and sell sufficient quantities of Increlex® and Somatuline® Depot at the anticipated level;
- the commercial status of the Increlex® bulk drug manufacturing operations at Lonza Baltimore, Inc. and Lonza Hopkinton Inc., including the success of our cGMP production activities;
- the success of Increlex® final drug product manufacturing;
- the costs, timing and scope of additional regulatory approvals for Increlex® use in Primary IGFD and/or other regions;
- Ipsen's ability to supply Somatuline® Depot to us in sufficient quantities;
- the costs, timing and scope of additional regulatory approvals for Somatuline® Depot;
- Ipsen's ability to market and sell sufficient quantities of Increlex® in the licensed territories at the anticipated level;
- any required repayment of the convertible notes we issued to Ipsen;
- the status of competing products;
- the rate of progress and cost of our future clinical trials and other research and development activities, including research and development activities and clinical trial costs in connection with our growth hormone/IGF-1 combination product candidates; and
- the pace of expansion of administrative and legal expenses.

Due to the significant risks and uncertainties inherent in the manufacturing, clinical development and regulatory approval processes, the costs to complete our projects through product commercialization are not accurately predictable. Results from regulatory review, manufacturing operations and clinical trials may not be favorable. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, our development projects are subject to risks, uncertainties and changes that may significantly impact cost projections and timelines. As a result, our capital requirements may increase in future periods.

We expect that we will require and will attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources, including potentially the CEFF. However, there can be no assurance that additional financing will be available when needed, or, if available, that the terms will be favorable. In addition, under the terms of an affiliation agreement we entered into pursuant to our collaboration with Ipsen, we have only a limited ability to raise capital through the sale of our equity without first obtaining Ipsen's approval. Although we have entered into a stock purchase agreement with Genentech pursuant to which we may issue up to an additional 1,894,737 shares of common stock (or up to a maximum of $9.0 million of shares of common stock) to Genentech, such issuances are subject to various conditions, including a Genentech opt in and the achievement of a regulatory approval milestone, and there can be no assurance that we will receive additional funds from Genentech pursuant to the stock purchase agreement. If additional funds are not available, we may be forced to curtail or cease operations.

Contractual Obligations and Commercial Commitments

Our contractual obligations as of December 31, 2007 were as follows (in thousands):

	Payment due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations					
Operating lease obligations(1)	$ 4,075	$ 1,058	$2,208	$ 809	$—
Long-term debt obligations(2)	84,224	—	—	84,224	—
Purchase obligations(3)	16,792	16,792	—	—	—
Interest expense on long-term debt(2)	9,650			9,650	
Total contractual obligations	$114,741	$17,850	$2,208	$94,683	$—

(1) Our obligations for operating leases include leases for our present office facilities and office equipment. In 2005, we obtained a $340,000 irrevocable letter of credit in conjunction with the lease agreement covering our present facilities. This irrevocable letter of credit is collateralized for the same amount by cash, cash equivalents and short-term investments held in a Company bank account and has been recorded as restricted cash. The lease agreement covering our present facilities expires October 2011 and includes an option to renew for five years. Please refer to Note 7, "Commitments and Contingencies," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K for further discussion regarding our future operating lease commitments.

(2) Other long-term debt obligations refers to the long-term convertible notes issued to Ipsen, which accrue interest at a rate of 2.5% per year, compounded quarterly, and are convertible into our common stock at an initial conversion price of $7.41 per share (or €5.92 per share with respect to the Euro-denominated convertible note we issued to Ipsen), subject to adjustment. The balance as of December 31, 2007 included accrued interest of $1.2 million. The entire principal balance and accrued interest under these convertible notes is due and payable on the later to occur of (i) October 13, 2011 or (ii) the second anniversary of the date on which Ipsen (or a subsequent holder of these convertible notes) notifies us that it will not convert these convertible notes in full. However, Ipsen (or subsequent holders of these convertible notes) is entitled to declare all amounts outstanding under these convertible notes immediately due and payable under certain circumstances. Please refer to Note 6, "Long-Term Debt—Convertible Notes," in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K for further discussion regarding the long-term convertible notes we issued to Ipsen.

(3) Purchase obligations include commitments related to manufacturing operations. Includes our purchase obligations under our contract manufacturing arrangements with Lonza Baltimore, for bulk supply of Increlex®, and with Hospira Worldwide, Inc., for commercial and clinical quantities of Increlex®. Also includes our purchase obligations under our agreement with Lonza Hopkinton. Pursuant to our agreement with Lonza Hopkinton, we have a non-cancelable obligation to pay Lonza Hopkinton a capacity reservation fee related to the technology transfer of manufacturing facilities in the amount of $5.0 million, of which we paid $1.3 million in May 2007, and the remaining $3.7 million will be paid on or before April 1, 2008. In connection with the initiation of construction and purchasing of equipment and other site development activities, Lonza Hopkinton will bear upfront costs of $6.6 million which we would have to reimburse a portion of in the event we do not fulfill our commitment to purchase a certain number of commercial drug substance batches. Further, we have an obligation to pay Lonza Hopkinton approximately $1.0 million on or before April 1, 2008 for the production of bulk rhIGF-1 conformance lots, exclusive of required materials. As we reach certain future milestones, we may be committed to commercial production of Increlex® on a time and materials basis and per batch basis. Please refer to Note 7, "Commitments and Contingencies – Manufacturing Services Agreements," in the Note to the Financial Statements of Part II, Item 8 of this Form 10-K for further discussion regarding our purchase obligation commitments.

Under our agreement with Ipsen for Increlex®, we are required to provide Ipsen with 100% of their Increlex® supply to meet their demand and development activities through the term of our agreement with Ipsen for Increlex® which extends 15 years from the first commercial sale by Ipsen (which first occurred in November 2007. Under our agreement with Ipsen for Increlex®, we granted to Ipsen an exclusive option for Ipsen to make or have made their Increlex® supply if we fail to provide drug product in accordance with the terms of our agreement with Ipsen for Increlex®.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including auction rate debt securities, commercial paper, federal agency bonds, repurchase agreements and money market funds.

Interest Rate Risk

As of December 31, 2007, we held $72.4 million in cash and cash equivalents consisting of highly liquid investments having original maturity dates of less than 90 days. Declines of interest rates over time would reduce our interest income from our highly liquid short-term investments. Based upon our balance of cash and cash equivalents, a decrease in interest rates of 100 basis points would cause a corresponding decrease in our annual interest income of approximately $0.7 million for these investments. Due to the nature of our highly liquid cash equivalents, a change in interest rates would not materially change the fair market value of our cash and cash equivalents.

As of December 31, 2007, we held $41.1 million in short-term investments, which consisted primarily of money market funds held by large institutions in the United States, federal agency bonds, commercial paper, corporate bonds and asset-backed securities maturing in less than twelve months. The weighted average interest rate of our investments held was approximately 5.3% during 2007. A decline in interest rates over time would reduce our interest income from our short-term investments. A decrease in interest rates of 100 basis points would cause a corresponding decrease in our annual interest income of approximately $0.4 million for these investments. Due to the nature of our highly liquid cash equivalents, a change in interest rates would not materially change the fair market value of our short-term investments.

Foreign Currency Exchange Risk

The Euro-denominated convertible note we issued to Ipsen was recorded at €21.5 million or approximately $30.7 million, net of discount and including accrued interest, at December 31, 2007. The face value of the note is €30.0 million plus accrued interest of €0.2 and the discount of €8.7 million will be accreted over the life of the convertible note. The convertible note accrues interest at a rate of 2.5% per year, compounded quarterly until maturity in October 2011. As currency rates change, the net recorded value of the convertible note (which will also be increasing in value due to the accretion of the discount and accrued interest) will be revalued, and the corresponding translation adjustment will be recorded in the statements of operations. A hypothetical change of 10% in currency rates could result in an adjustment to the consolidated statements of operations of approximately $3.2 million. Upon maturity of the convertible note in October 2011, if the holder of the note chooses to not convert, we would be required to repay the convertible note of €33.2 million which includes accrued interest. A hypothetical change of 10% in currency rates could result in our paying $4.9 million more or less in cash than anticipated upon issuance of the convertible note.

Associated with the issuance of this convertible note to Ipsen, we recorded a derivative liability due to a conversion option denominated in a foreign currency. The terms of the convertible note include a conversion option not under our control. This conversion option is considered to be an embedded derivative liability and we determined the fair value of this derivative to be €9.2 million or approximately $12.8 million on the date of issuance, or September 17, 2007. Due to the quarterly revaluation of the embedded derivative liability and due to foreign currency revaluation, we recorded in our statements of operations other expense of $1.3 million for the year ended December 31, 2007. At December 31, 2007, the embedded derivative liability was valued at €9.6 million or approximately $14.1 million. We determine the fair value of the derivative liability using the Black-Scholes-Merton valuation model. The valuations are based on the information available as of the various valuation dates. Factors affecting the amount of this liability include the market value of our common stock, the conversion price of note, volatility of our common stock, the expected life, the Euro to U.S. dollar currency exchange rate and the risk-free interest rate. A change in the market value of our common stock could have a significant impact on the results of our operations; however, there would not be any impact on our cash flows. A hypothetical change of 10% in currency rates could result in an adjustment to the statements of operations of approximately $1.4 million.

Item 8. Financial Statements and Supplementary Data.

TERCICA, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Tercica, Inc.

We have audited the accompanying balance sheets of Tercica, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tercica, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2007, Tercica, Inc., changed its method of accounting for stock-based compensation as of January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Tercica, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Tercica, Inc.

We have audited Tercica, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Tercica, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Tercica, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Tercica, Inc. and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 27, 2008

TERCICA, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 72,353	$ 40,339
Short-term investments	41,132	85,236
Accounts receivable—(net of allowances: 2007 - $44; 2006 - $8; including amounts from related parties: 2007 - $165; 2006 - $0)	1,607	335
Inventories	13,891	5,092
Prepaid expenses and other current assets	2,117	1,948
Total current assets	131,100	132,950
Property and equipment, net	3,023	3,861
Intangible assets	41,672	—
Restricted cash	440	340
Other assets	448	536
Total assets	$ 176,683	$ 137,687
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 2,366	$ 2,457
Accrued expenses	11,539	6,214
Liability for early exercise of stock options	—	32
Other current liabilities	310	290
Deferred revenue, less long-term portion	881	776
Total current liabilities	15,096	9,769
Long-term convertible notes, net (refer to Note 6)	86,691	25,172
Deferred rent	1,062	1,363
Deferred revenue, long-term portion	10,675	11,452
Total liabilities	113,524	47,756
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized, 1,000,000 shares designated as Series A junior participating preferred stock, no shares issued and outstanding at December 31, 2007 and 2006	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized; 51,532,229 and 50,141,776 shares issued and outstanding at December 31, 2007 and 2006, respectively	52	50
Additional paid-in capital	352,278	338,608
Accumulated other comprehensive income	33	11
Accumulated deficit	(289,204)	(248,738)
Total stockholders' equity	63,159	89,931
Total liabilities and stockholders' equity	$ 176,683	$ 137,687

See accompanying notes.

TERCICA, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2007	2006	2005
Net revenues:			
Net product sales (including amounts from related parties: 2007 - $324; 2006 - $0)	$ 9,809	$ 1,315	$ —
License revenue	21,119	194	—
Royalty revenue (including amounts from related parties: 2007 - $43; 2006 - $0)	51	—	—
Total net revenues	30,979	1,509	—
Costs and expenses:			
Cost of sales	5,540	1,667	—
Manufacturing start-up costs	3,065	—	—
Research and development*	19,136	42,034	21,587
Selling, general and administrative*	43,186	44,248	25,913
Amortization of intangibles	468	—	—
Total costs and expenses	71,395	87,949	47,500
Loss from operations	(40,416)	(86,440)	(47,500)
Interest expense	(1,937)	(162)	(1,080)
Other expense	(3,071)	—	—
Interest and other income, net	5,975	4,226	2,347
Loss before income taxes	(39,449)	(82,376)	(46,233)
Provision for income taxes	(1,017)	(621)	—
Net loss	$(40,466)	$(82,997)	$(46,233)
Basic and diluted net loss per share	$ (0.80)	$ (2.09)	$ (1.51)
Shares used to compute basic and diluted net loss per share	50,717	39,789	30,590

*** Includes stock-based compensation expense as follows:**			
Research and development	$ 1,799	$ 2,043	$ 1,188
Selling, general and administrative	4,070	3,680	1,006
Total	$ 5,869	$ 5,723	$ 2,194

See accompanying notes.

TERCICA, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated	Total Stockholders' Equity
	Shares	Amount					
Balances at December 31, 2004	24,172,162	$24	$173,621	$(6,388)	$(72)	$(119,508)	$ 47,677
Issuance of common stock upon initial public offering at $8.00 per share in February 2005, net of underwriting discount and offering expenses of $4,058	6,900,000	7	51,135	—	—	—	51,142
Vesting of common stock from early exercises of stock options	201,373	1	140	—	—	—	141
Issuance of common stock	192,824	—	806	—	—	—	806
Reversal of deferred stock compensation due to forfeitures	—	—	(1,695)	1,695	—	—	—
Amortization of deferred stock compensation	—	—	—	2,102	—	—	2,102
Issuance of stock options to consultants in exchange for services	—	—	72	—	—	—	72
Stock-based compensation recognized due to stock option modifications	—	—	20	—	—	—	20
Issuance of common stock in connection with senior credit facility, net of issuance costs of $1	112,500	—	1,001	—	—	—	1,001
Financing cost of warrant issued in connection with committed equity financing facility	—	—	(1,196)				(1,196)
Issuance of warrant in connection with committed equity financing facility	—	—	1,196	—	—	—	1,196
Comprehensive loss:							
Unrealized gain on marketable securities	—	—	—	—	70	—	70
Net loss	—	—	—	—	—	(46,233)	(46,233)
Comprehensive loss	—	—	—	—	—	—	(46,163)
Balances at December 31, 2005	31,578,859	$32	$225,100	$(2,591)	$ (2)	$(165,741)	$ 56,798
Vesting of common stock from early exercises of stock options	88,513	—	84	—	—	—	84
Reversal of deferred stock compensation pursuant to SFAS 123(R) adoption	—	—	(2,591)	2,591	—	—	—
Issuance of common stock in connection with Ipsen, net of issuance costs of $15,457	12,527,245	12	61,850	—	—	—	61,862
Issuance of warrant in connection with Ipsen collaboration	—	—	13,623	—	—	—	13,623
Issuance of common stock sold pursuant to public offering, net of issuance costs of $278	5,750,000	6	34,216	—	—	—	34,222
Issuance of common stock	197,159	—	519	—	—	—	519
Stock-based compensation	—	—	5,807	—	—	—	5,807
Comprehensive loss:							
Unrealized gain on marketable securities	—	—	—	—	13	—	13
Net loss	—	—	—	—	—	(82,997)	(82,997)
Comprehensive loss	—	—	—	—	—	—	(82,984)

See accompanying notes.

TERCICA, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY—(Continued)
(In thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated	Total Stockholders' Equity
	Shares	Amount					
Balances at December 31, 2006	50,141,776	$50	$338,608	$—	$11	$(248,738)	$ 89,931
Vesting of common stock from early exercises of stock options	20,834	—	33	—	—	—	33
Issuance of common stock in connection with Ipsen	519,101	1	2,932	—	—	—	2,933
Issuance of common stock in connection with Genentech	708,591	1	3,999	—	—	—	4,000
Issuance of common stock	141,927	—	594	—	—	—	594
Stock-based compensation	—	—	6,112	—	—	—	6,112
Comprehensive loss:							
Unrealized gain on marketable securities	—	—	—	—	22	—	22
Net loss	—	—	—	—	—	(40,466)	(40,466)
Comprehensive loss	—	—	—	—	—	—	(40,444)
Balances at December 31, 2007	51,532,229	$52	$352,278	$—	$33	$(289,204)	$ 63,159

See accompanying notes.

TERCICA, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net loss	$ (40,466)	$ (82,997)	$ (46,233)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,640	1,162	707
Loss on disposal of property and equipment	—	121	76
(Accretion) / Amortization of (discounts) /premiums relating to available-for-sale securities	(1,018)	(756)	(701)
Stock based compensation	5,869	5,723	2,102
Amortization of debt issuance costs	128	28	1,002
Amortization of discount on convertible note	753	—	—
Amortization of intangibles	468	—	—
F/X gain (loss) on convertible note	1,787	—	—
Derivative gain (loss)	1,284	—	—
Commitment fee written-off due to termination of senior credit facility	—	—	75
Stock compensation to consultants in exchange for services	—	—	72
Other	—	—	23
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	(209)	(300)	(938)
Accounts receivable, net	(1,272)	(335)	—
Inventories	(8,466)	(3,372)	(1,636)
Restricted cash	(100)	—	(340)
Accounts payable	(91)	212	(1,722)
Accrued expenses	5,325	464	2,718
Deferred rent	(281)	224	1,429
Deferred revenue	(670)	12,226	—
Interest payable (long-term)	1,054	136	—
Net cash used in operating activities	(34,265)	(67,464)	(43,366)
Cash flows from investing activities:			
Purchases of property and equipment	(892)	(1,123)	(2,838)
Proceeds received from sale of equipment	—	—	300
Milestone payment to collaboration partners	(42,140)		
Purchases of available-for-sale securities	(117,289)	(92,294)	(110,641)
Proceeds from maturities and sales of available-for-sale securities	162,433	51,636	105,475
Net cash used in investing activities	2,112	(41,781)	(7,704)
Cash flows from financing activities:			
Proceeds from issuance of convertible note, net of issuance costs	56,640	24,555	—
Proceeds from issuance of common stock, excluding early exercised options	594	519	806
Proceeds from early exercised options	—	23	—
Repurchases of unvested early exercised options	—	—	(111)
Payment of commitment fees for senior credit facility	—	—	(76)
Net proceeds from public offerings of common stock	—	34,186	51,142
Net proceeds from the sale of common stock to Ipsen, S.A.	2,933	75,484	—
Net proceeds from the sale of common stock to Genentech	4,000		
Net cash provided by financing activities	64,167	134,767	51,761
Net increase in cash and cash equivalents	32,014	25,522	691
Cash and cash equivalents, beginning of year	40,339	14,817	14,126
Cash and cash equivalents, end of year	$ 72,353	$ 40,339	$ 14,817
Supplemental schedule of noncash activities:			
Cash paid during the year for:			
Taxes paid	$ 1,017	$ 632	$ —
Cash paid for interest	—	—	75
Non-cash investing and financing activities:			
Increase in common stock from vesting of early exercises of stock options	$ 33	$ 84	$ 140
Issuance of common stock for senior credit facility	—	—	1,001
Issuance of warrant in connection with committed equity financing facility	—	—	1,196
Issuance of warrant in connection with Ipsen transaction	—	13,622	—
Deferred stock compensation, net of forfeitures	—	—	(1,695)
Bifurcation of embedded derivative	12,797	—	—

See accompanying notes.

Form 10-K

TERCICA, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

Company

Tercica, Inc. (the "Company") is a biopharmaceutical company developing and marketing a portfolio of endocrine products. The Company currently has the following products and product candidates in its commercialization and development portfolio:

- Increlex®, which is approved for marketing in both the United States and the European Union;
- Somatuline® Depot, which is approved for marketing in both the United States and Canada; and
- Two product candidates containing different combinations of Genentech Inc's recombinant human growth hormone, or rhGH, and recombinant human insulin-like growth factor-1, or rhIGF-1 (i.e., Increlex®). One product candidate is for the treatment of short stature associated with low LGF-1 levels and the other product candidate is for the treatment of adult growth hormone deficiency (AGHD). In January 2008, the Company initiated dosing of patients with Genentech, Inc.'s rhGH (Nutropin AQ®)and Increlex® in a Phase II study for the treatment of short stature associated with low IGF-1 levels.

Use of Estimates and Reclassifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial position or results of operations.

In June 2007, the EITF ratified the consensus on EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF 07-3"). EITF 07-3 concludes that nonrefundable advance payments for future research and development activities should be deferred and capitalized and recognized as expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. The Company expects that the adoption of 07-3 will not have an impact on its financial position or results of operations.

In December 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 110 ("SAB 110). SAB 110 is effective on January 1, 2008, and expresses the views of the staff regarding the use of the simplified method, as discussed in SAB No. 107, in developing an estimate of the expected term of "plain vanilla" share options in accordance with SFAS No. 123R. The Company is currently evaluating the impact of applying the provisions of SAB 110 on its financial statements.

Cash, and Cash Equivalents, Short-Term Investments and Restricted Cash

The Company has classified its entire investment portfolio as available-for-sale. All highly liquid investments with a remaining maturity of 90 days or less at the date of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's cash equivalents include interest-bearing money market funds. The Company's short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase but not exceeding one year.

Fair Value of Financial Instruments

The fair value of the Company's cash equivalents and marketable securities is based on quoted market prices. The carrying amount of cash equivalents and marketable securities is equal to their respective fair values at December 31, 2007 and 2006.

Other financial instruments, including accounts receivable, accounts payable and accrued expenses, are carried at cost, which the Company believes approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's convertible debt was $72.6 million and $25.2 million at December 31, 2007 and 2006, respectively.

Valuation of Derivative Instruments

The Company issued a convertible note in September 2007 for €30.0 million or $44.2 million. The terms of the note provide that the holder may convert the note into shares of the Company's common stock based upon a fixed Euro amount per share. Because the conversion option is not fixed in the Company's functional currency (the U.S. dollar), the conversion option is not considered indexed to the Company's stock. Therefore, under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company accounts for the conversion option as an embedded derivative that is bifurcated and measured separately from the convertible note (the host instrument). The note is denominated in Euros and the liability must be remeasured into U.S. dollars each quarter end based upon the then current Euro-U.S. dollar exchange ratio. The embedded derivative has a carrying value of €9.6 million or $14.1 million at December 31, 2007. Remeasurement of the liability is recorded as foreign currency gains or losses in other income and expense in the accompanying statements of operations. The Company estimates the fair value of its derivative liabilities each quarter-end using the Black-Scholes-Merton valuation model. This model is complex and requires significant judgments in the estimation of fair values based on various factors including the Company's current stock price and stock price volatility, the volatility of the Euro against the US dollar, and other assumptions. Changes in the fair value of the embedded conversion option are recorded as non-cash gains and losses within other income and expense in the Company's statements of operations with offsetting amounts classified on the balance sheet in the convertible note host debt instrument. Changes in the fair value of the embedded conversion option can have a material impact on the Company's financial statements. Upon conversion of the note into the Company's common stock in accordance with its terms or payment or expiration of the convertible note, the host debt instrument including the fair value of the embedded conversion option will be reclassified into common stock and additional paid in capital at then current estimated fair values. The timing of any such conversion is outside of the Company's control.

The embedded derivative liability does not qualify for hedge accounting under SFAS 133 and therefore, subsequent changes in fair value are recorded as non-cash valuation adjustments within other expense in the statements of operations.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The Company performs evaluations of its customers' financial condition and generally does not require collateral. The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. The Company has not recorded reserves related to the collectibility of its trade accounts receivable for the years ended December 31, 2007 and 2006. All allowances recorded are based on estimated discounts provided to the Company's customers who pay their invoices within specified net payment terms.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis. The valuation of inventory requires the Company to estimate obsolete or excess inventory based on analysis of future demand for the Company's products. Due to the nature of the Company's business and our target market, we believe levels of inventory in the distribution channel is not significant, and changes in demand due to price changes from competitors and the introduction of new products are not significant factors when estimating the Company's excess or obsolete inventory for Increlex® but can be significant factors in estimating excess or obsolete inventories for Somatuline® Depot. If inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs may be recorded as deemed necessary by management for the difference between the cost and the market value in the period that impairment is first recognized. Inventories may include products manufactured at facilities awaiting regulatory approval and are capitalized based on management's judgment of probable near term regulatory approval. In addition, inventories include employee stock-based compensation expenses capitalized under FAS 123R.

In general, the process for evaluating whether there exists excess or obsolete inventory is not a complex process and does not require significant management judgment. The factors considered in evaluating whether there exists excess or obsolete inventory are:

- the Company's forecast of future demand, which is updated on a quarterly basis;
- the expiration date for each lot manufactured; and
- any noncancelable open purchase orders associated with our commercial supply agreements.

In May 2007, the Company began to transfer its manufacturing process to new facilities and as such, there will be a period of time where the Company will need to cease production of Increlex® until the new manufacturing facilities are fully validated, approved by the FDA, and operational. The Company is increasing its inventory levels in an effort to ensure that the Company has adequate supplies to meet future demand and therefore the Company's long-term Increlex® sales forecast will become more critical in management's evaluation of excess Increlex® inventories over the next few quarters. Once the transfer of manufacturing facilities is complete, the Company will have more flexibility in the manufacturing schedule to ensure inventory supply is in line with a shorter forward demand forecast for Increlex®.

See "Manufacturing Services Agreement" in Note 7—Commitments and Contingencies, for further discussion regarding inventory purchase commitments.

Revenue Recognition

The Company recognizes revenue from the sale of its products and license and collaboration agreements pursuant to Staff Accounting Bulletin No. 104, *Revenue Recognition*, and Emerging Issues Task Force (EITF) Issue 00-21 *Revenue Arrangements with Multiple Deliverables*. Multiple element agreements entered into are evaluated under the provision of EITF 00-21. The Company evaluates whether there is stand-alone value for the delivered elements and objective and reliable evidence of fair value to allocate revenue to each element in multiple element agreements. When the delivered element does not have stand-alone value or there is insufficient evidence of fair value for the undelivered element(s), the Company recognizes the consideration for the combined unit of accounting in the same manner as the revenue is recognized for the final deliverable, which is generally ratably over the longest period of involvement.

Product revenues. The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable and collectibility is reasonably assured. The Company records provisions for discounts to customers and rebates to government agencies and international distributors, which are based on contractual terms and regulatory requirements. The Company's product returns policy only allows for the return of product damaged in transit, product shipped in error by the Company, or discontinued, withdrawn or recalled merchandise. To date, product returns have been de minimis and based on the Company's historical experience as well as the specialized nature of the Company's products, the Company historically has not provided a reserve for product returns. The Company will continue to monitor returns in the future and will reassess the need to estimate a product returns reserve if the returns experience increases.

License revenues. License revenue generally includes upfront and continuing licensing fees and milestone payments. Nonrefundable upfront fees that require the Company's continuing involvement in the manufacturing or other commercialization efforts by the Company are recognized as revenue ratably over the contractual term. Fees associated with substantive milestones, which are contingent upon future events for which there is reasonable uncertainty as to their achievement at the time the agreement was entered into, are recognized as revenue when these milestones, as defined in the contract, are achieved.

Royalty revenues. The Company recognizes royalty revenues from sales of Increlex® in Ipsen's territory on a sliding scale from 15% to 25% of net sales. Royalties are recognized as earned in accordance with the contract terms when royalties from Ipsen can be reasonably estimated and collectibility is reasonably assured.

Intangible Assets

The Company capitalizes fees paid to the Company's licensors related to license agreements for approved products or technology that has alternative future uses, as intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"), when the Company has obtained rights to develop and commercialize licensed products. The Company amortizes these intangible assets with definite lives on a straight-line basis over their estimated useful lives, and reviews for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

Manufacturing Start-up Costs

Manufacturing start-up costs are comprised of third-party costs related to the establishment of alternative manufacturers for the Company's drug substance rhIGF-1 and drug product Increlex®. These expenses include costs associated with the Company's contract manufacturers, pre-approval product manufacturing, process transfer, validation and qualification activities, and compliance-related support, pre-regulatory approval preparations for current good manufacturing practices (cGMP) and FDA approval.

Research and Product Development Costs

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, *Accounting for Research and Development Costs*, research and development costs are expensed as incurred.

Research and development activities are associated primarily with clinical, regulatory, manufacturing development and acquired rights to technology or products in development. Clinical and regulatory activities included the preparation, implementation, and management of our clinical trials and clinical assay development, as well as regulatory compliance, data management and biostatistics. The costs associated with conducting clinical trials and post-marketing expenses, which include Phase IV and investigator-sponsored trials and product registries, are included in research and development expenses. Manufacturing development activities included pre-regulatory approval activities associated with technology transfer, pharmaceutical development, process and development and validation, quality control and assurance, analytical services, as well as preparations for current good manufacturing practices, or cGMP, and regulatory inspections. In addition to these manufacturing development and clinical activities, license payments for patents and know-how to develop and commercialize products, are also recorded as research and development expense.

Clinical Trial Expenses

The Company contracts with third-party clinical research organizations to perform various clinical trial activities. The Company recognizes research and development expenses for these contracted activities based upon a variety of factors, including patient enrollment rates, clinical site initiation activities, labor hours and other activity-based factors. The Company matches the recording of expenses in the financial statements to the actual services received and efforts expended. Depending on the timing of payments to the service providers, the Company records prepaid expenses and accruals relating to clinical trials based on the estimate of the degree of completion of the event or events as specified each clinical study or trial contract. The Company monitors each of these factors to the extent possible and adjusts estimates accordingly.

Promotional and Advertising Expenses

The Company expenses the costs of promotional and advertising expenses, as incurred. Promotional and advertising expenses consist primarily of promotional materials and activities, design and layout costs of promotional materials, and direct mail advertising. Promotional and advertising expenses were $2,904,000, $1,396,000 and $1,069,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, but not more than:

Description	Estimated Useful Lives
Computer equipment and software	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Manufacturing equipment	10 years
Leasehold improvements	Shorter of useful life or life of lease

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Accounting for Income Taxes

On January 1, 2007, the Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. See Note 12—Income Taxes for further detail.

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Valuation of Warrants

In order to estimate the value of warrants, the Company uses the Black-Scholes-Merton valuation model, which requires the use of certain subjective assumptions. The most significant assumption is estimate of the expected volatility. The value of a warrant is derived from its potential for appreciation in value. The more volatile the stock, the more valuable the option becomes because of the greater possibility of significant changes in the stock price. The Company records the value of a warrant to additional paid-in capital based using certain assumptions applicable at the measurement date, which is generally determined to be at the closing date of a warrant transaction. However, it is difficult to predict the valuation of warrants issued in future periods as that value can be affected by changes in the volatility of the Company's common stock.

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R") which requires the measurement and recognition of non-cash compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the 2004 Employee Stock Purchase Plan ("Purchase Plan") based on estimated fair values. SFAS No. 123R supersedes the Company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123R. See Note 11—Stock-Based Compensation for further detail.

After the adoption of SFAS No. 123R, stock compensation arrangements with non-employee service providers continue to be accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,* using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Comprehensive Loss

Comprehensive loss is comprised of net loss and unrealized gains/losses on available-for-sale securities in accordance with SFAS No. 130, *Reporting Comprehensive Income*. The following table presents the calculation of comprehensive loss (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Net loss, as reported	$(40,466)	$(82,997)	$(46,233)
Change in unrealized gains/(losses) on marketable securities, net of taxes	22	13	70
Comprehensive loss	$(40,444)	$(82,984)	$(46,163)

Concentrations

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and short-term investments to the extent of the amounts recorded on the balance sheets. The Company's cash, cash equivalents and short-term investments are placed with high credit-quality financial institutions and issuers. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

The Company sources all of its bulk manufacturing and fill-finish manufacturing through single-source third-party suppliers and contractors and the Company obtains specific components and raw materials used to manufacture Increlex® from either single-source or sole-source suppliers. If these contract facilities, suppliers or contractors become unavailable to the Company for any reason, the Company may be delayed in manufacturing Increlex® or may be unable to maintain validation of Increlex®, which could delay or prevent the supply of commercial and clinical product, or delay or otherwise adversely affect revenues and the Company's license and collaboration agreement with Ipsen pursuant to which the Company is required to supply Increlex® to Ipsen. The Company believes that it has established guidelines to maintain an adequate level of inventory to mitigate this potential negative impact.

The Company sources its entire Somatuline® Depot inventory from Ipsen. If Ipsen is unable to supply or is delayed in providing Somatuline® Depot to the Company, our revenues could be adversely impacted. The Company believes that is has established guidelines to maintain an adequate level of inventory to mitigate the potential negative impact of supply delays.

The Company promotes its products to medical professionals, but the Company sells its products primarily to distributors and its product revenues and accounts receivable are concentrated with a few customers. Customer concentrations in net product sales that are greater than 10% of the relative total are:

	Year Ended December 31,	
Customer Sales	2007	2006
Customer A	21%	0%
Customer B	19%	24%
Customer C	18%	23%
Customer D	14%	22%
Customer E	5%	14%

Customer concentrations in trade accounts receivable that are greater than 10% of the relative total are:

Customer Trade Accounts Receivable	Year Ended December 31, 2007	2006
Customer A	15%	0%
Customer B	16%	21%
Customer C	12%	17%
Customer D	21%	11%
Customer E	6%	15%
Customer F	14%	1%
Customer G	10%	8%

Commercialization of Increlex® began in 2006 and, therefore, the Company had no sales or accounts receivable in prior years. Sales of Increlex® in the United States represented approximately 91% and 92% of total product sales in the years ended December 31, 2007 and 2006, respectively.

3. Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method for warrants and options and the as-if converted method for the convertible notes. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Numerator:			
Net loss	$(40,466)	$(82,997)	$(46,233)
Denominator:			
Weighted-average common shares outstanding used to compute basic loss per share	50,717	39,789	30,619
Less: Weighted-average unvested common shares subject to repurchase	—	—	(29)
Denominator for basic and diluted net loss per share	50,717	39,789	30,590
Basic and diluted net loss per share	$ (0.80)	$ (2.09)	$ (1.51)

	December 31,		
	2007	2006	2005
	(In thousands)		
Outstanding dilutive securities not included in diluted net loss per share			
Options to purchase common stock	5,420	3,895	2,851
Convertible notes	10,626	3,397	—
Warrants	5,209	5,268	260
	21,255	12,560	3,111

4. Balance Sheet Details

Cash, and Cash Equivalents, Short-Term Investments and Restricted Cash

The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's cash equivalents include interest-bearing money market funds. The Company's short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase but not exceeding one year.

The Company has classified its entire investment portfolio as available-for-sale. These securities are recorded as either cash equivalents or short-term investments and are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss) in the stockholders' equity (deficit). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest and other income, net. Realized gains and losses are also included in interest and other income, net. The cost of all securities sold is based on the specific identification method.

The Company has two irrevocable letters of credit amounting to $440,000. The first letter of credit was obtained in the year ended December 31, 2005 in conjunction with a lease agreement for its facility. The second letter of credit was obtained in the year ended December 31, 2007 in conjunction with obtaining a business license. The letters of credit are collateralized for the same amount by cash, cash equivalents and short-term investments held in a Company bank account and have been recorded as restricted cash in the accompanying balance sheet. Restricted cash was $440,000 and $340,000 as of December 31, 2007 and 2006, respectively.

The following is a summary of available-for-sale securities (in thousands):

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale debt securities maturing within 1 year:				
Commercial paper	$ 34,974	$11	$—	$ 34,985
Government sponsored entity bonds	14,000	11	—	14,011
Asset-backed securities	8,809	9	—	8,818
Corporate bonds	4,660	2	—	4,662
Total available-for-sale debt securities	$ 62,443	$33	$—	$ 62,476

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale debt securities maturing within 1 year:				
Auction market preferred	$ 30,700	$—	$—	$ 30,700
Corporate bonds	4,289	—	—	4,289
Commercial paper	58,942	8	—	58,950
Government sponsored entity bonds	10,866	2	—	10,868
Repurchase agreements	9,325	—	—	9,325
Asset-backed securities	7,410	1	—	7,411
Total available-for-sale debt securities	$121,532	$11	$—	$121,543

The Company's financial instruments are classified as follows (in thousands):

	December 31,	
	2007	2006
Cash	$ 51,449	$ 4,372
Cash equivalents	20,904	35,967
Cash and cash equivalents	72,353	40,339
Short-term investments	41,132	85,236
Long-term restricted cash	440	340
Total	$113,925	$125,915

Realized losses on the sale of available-for-sale securities for the years ended December 31, 2007, 2006 and 2005 were immaterial.

Inventories

Inventories consisted of the following (in thousands):

	December 31,	
	2007	2006
Raw materials	$ 2,453	$1,477
Work-in-process	8,662	3,280
Finished goods	2,776	335
Total	$13,891	$5,092

The Company recorded inventory write-downs of approximately $612,000 and $1,566,000, during the years ended December 31, 2007 and 2006, respectively. Inventory write-downs during 2007 and 2006 primarily related to Increlex® manufacturing lot failures in the second quarter of 2007 and in the second and third quarters of 2006. Inventory write-downs were recorded to cost of goods sold and selling, general and administrative expense, of $423,000 and $189,000, respectively, for the year ended December 31, 2007. Inventory write-downs were recorded to cost of goods sold and selling, general and administrative expenses of $690,000 and $876,000, respectively, for the year ended December 31, 2006.

At December 31, 2007, the Company had inventories recorded in work-in-process of $6.1 million that are validation lots and are under evaluation for manufacturing process transfer approval. The FDA requires that when technical processes are transferred to a new manufacturer, a certain number of conformance lots must be produced using the new manufacturers facilities and evaluated for process consistency. If the Company does not receive approval from the FDA for the technology process transfer, these conformance lots would not be available for commercial use and therefore would be expensed immediately.

Property and Equipment

Property and equipment, net, consists of the following (in thousands):

	December 31,	
	2007	2006
Office equipment	$ 373	$ 316
Furniture and fixtures	674	635
Computer equipment and software	2,919	2,291
Manufacturing equipment	1,305	1,240
Leasehold improvements	1,528	1,302
Construction in progress	—	216
	6,798	6,000
Less accumulated depreciation and amortization	(3,775)	(2,139)
Property and equipment, net	$ 3,023	$ 3,861

Depreciation expense was $1,636,000, $1,240,000 and $707,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2007	2006
Accrued compensation and related liabilities	$ 4,885	$2,938
Accrued professional fees	1,259	1,691
Accrued contract manufacturing expenses	3,704	629
Clinical trial costs	248	335
Other accrued liabilities	1,443	621
	$11,539	$6,214

5. Intangible Assets

Intangible assets consisted of the following (in thousands):

	December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Milestone payment to Ipsen	$41,640	$(463)	$41,177
Milestone payment to Genentech	500	(5)	495
Total	$42,140	$(468)	$41,672

The Company made milestone payments of $42.1 million to Ipsen and Genentech in connection with approval of its licensed products which were recorded as intangible assets. The intangible assets will be amortized over 15 years based on the estimated useful life of the assets. The Company began amortization on first commercial sale of the licensed products which was in November 2007 and recognized amortization expense of $468,000 for the year ended December 31, 2007. Amortization expense is recognized on a straight-line basis at approximately $2.8 million per year and is recorded to amortization of intangible assets.

The Company reviews this intangible asset for impairment when events or changes in circumstance indicate that the carrying amount of such assets may not be recoverable.

The expected future annual amortization expense of the Company's intangible assets is as follows (in thousands):

Year ending December 31,	
2008	$ 2,809
2009	2,809
2010	2,809
2011	2,809
2012	2,809
Thereafter	27,627
Total expected future annual amortization	$41,672

6. Long-Term Debt

Convertible Notes

In October 2006, the Company issued to Ipsen a convertible note in the principal amount of $25,037,000 (the "First Convertible Note"). The First Convertible Note accrues interest at a rate of 2.5% per year, compounded quarterly, and is convertible into the Company's common stock at an initial conversion price of $7.41 per share, subject to adjustment, which represents 3,482,822 shares at December 31, 2007.

In September 2007, the Company issued to Ipsen two convertible notes in the principal amounts of €30,000,000, or $41,640,000 (the "Second Convertible Note"), and $15,000,000 (the "Third Convertible Note"). The Second and Third Convertible Notes each accrue interest at a rate of 2.5% per year, compounded quarterly, and are convertible into the Company's common stock at an initial conversion price of €5.92 per share for the Second Convertible Note and $7.41 per share for the Third Convertible Note, subject to adjustment, which represents 5,104,041 and 2,038,861 shares, respectively, at December 31, 2007.

The conversion price of all the Convertible Notes is subject to certain weighted-average price-based antidilution adjustments, which, if triggered, would result in an increase of the number of shares of common stock issuable upon conversion of the Convertible Notes. The entire principal balance and accrued interest under all the Convertible Notes is due and payable on the later to occur of October 13, 2011 or the second anniversary of the date on which Ipsen (or subsequent holders of the Convertible Notes) notifies the Company that it will not convert the Convertible Notes in full. Notwithstanding the foregoing, Ipsen (or subsequent holders of the Convertible Notes) is entitled to declare all amounts outstanding under the Convertible Notes immediately due and payable: (i) if an event of default occurs (as set forth in the Convertible Notes); (ii) for so long as Ipsen's approval rights as set forth in the affiliation agreement the Company entered into pursuant to its collaboration with Ipsen remain in effect, if any other person or group acquires beneficial ownership of greater than 9.9% of the Company's common stock (or if such person or group that already has beneficial ownership of greater than 9.9% of the Company's common stock increases its beneficial ownership); or (iii) in the event that the Ipsen's approval rights as set forth in the affiliation agreement cease to remain effective, if any other person or group acquires beneficial ownership of greater than 50% of the Company's common stock.

Because the Second Convertible Note has a conversion price stated in a foreign currency, the conversion feature constitutes a derivative liability. The Company initially valued the derivative liability associated with the Second Convertible Note at €9.2 million or approximately $13.1 million on September 17, 2007. This amount was accounted for as a reduction in the initial carrying value of the Second Convertible Note and separately accounted for as a derivative liability. This discount to the Second Convertible Note, as a result of this bifurcation, is being accreted over four years using the effective interest method. The carrying value which approximates the fair value on September 17, 2007 of the Second Convertible Note was €20.8 million or approximately $28.8 million which is net of the discount plus accretion and accrued interest. The carrying value of the Euro-denominated Note at December 31, 2007 is €21.5 or $31.7 million which approximates fair value.

Convertible notes including accrued interest, consisted of the following (in thousands):

	December 31,	
	2007	2006
Convertible notes	$72,610	$25,172
Embedded derivative liability	14,081	—
Total	$86,691	$25,172

As of December 31, 2007, the Company accrued $771,000 of cumulative interest expense on the First Convertible Note, of which $635,000 was recorded as interest expense in the year ended December 31, 2007. If not earlier converted or repaid, the amount payable under the First Convertible Note on October 13, 2011 would be $28,362,000, including cumulative interest of $3,325,000.

As of December 31, 2007, the Company recorded valuation adjustment expense of $1,283,000 representing an increase in value of the derivative liability associated with the Second Convertible Note and was recorded to other expense in the statements of operations. The Company accrued $318,000 of cumulative interest expense in the year ended December 31, 2007, of which $311,000 was recorded as interest expense in the year ended December 31, 2007. The Company accrued $770,000 of non-cash accretion charges for the year ended December 31, 2007, of which $753,000 was recorded as amortization expense for the year ended December 31, 2007. If not earlier converted or repaid, the amount payable under the Second Convertible Note on October 13, 2011 would be €33,206,000, including cumulative interest of €3,206,000.

As of December 31, 2007, the Company accrued $108,000 of cumulative interest expense on the Third Convertible Note, of which $108,000 was recorded as interest expense in the year ended December 31, 2007. If not earlier converted or repaid, the amount payable under the Third Convertible Note on October 13, 2011 would be $16,603,000, including cumulative interest of $1,603,000.

Valuation of Second Convertible Note and Related Derivative

The derivative related to the Second Convertible Note has been valued using the Black-Scholes-Merton valuation model. The Company completed the valuation of the conversion option in connection with issuance of the Second Convertible Note. The valuations are based on the information pertinent as of the respective valuation dates.

The inputs for valuation analysis include the market value of the Company's common stock, exercise price of the conversion option, volatility of the Company's common stock, the expected life and the risk-free interest rate.

The key inputs for the valuation analysis were as follows:

	September 17, 2007 (issuance date)	December 31, 2007
Market value of Company's common stock(1)	€ 4.36	€ 4.60
Volatility	59.7%	60.3%
Risk free interest rate	4.35%	3.26%
Exercise price of the conversion option	€ 5.92	€ 5.92
Expected life	4.1 years	3.8 years

(1) Represents the Euro equivalent of the Company's US dollar common stock price.

Senior Credit Facility

On January 21, 2005, the Company entered into a Loan Agreement (the "Loan Agreement") with Venture Leasing & Lending IV, Inc. ("VLL") under which the Company had the option to draw down funds in the aggregate principal amount of up to $15,000,000 through December 31, 2005. The Company paid a $75,000 fee as part of this Loan Agreement and issued a total of 112,500 shares of its common stock to an affiliate of VLL. The 112,500 shares of common stock issued were recorded at fair market value on the dates of issuance of $1,002,000. During the fiscal year ended December 31, 2005, the entire amount was recognized as interest expense and the facility expired.

7. Commitments and Contingencies

The Company presently leases approximately 34,400 square feet of office space in Brisbane, California. The lease expires in October 2011 with an option to renew for five years. This lease agreement, which was subsequently amended, includes scheduled rent increases over the lease term and rent abatement for the first 15 months. The Company recognizes rent expense on a straight-line basis over the term that the facility is physically utilized, taking into account the scheduled rent increases, rent abatement, rent holidays and the leasehold improvement reimbursement. In September 2005, the Company received a $1,046,000 reimbursement from the landlord for facility improvements, which was recorded as deferred rent and is being amortized to offset rent expense over the remaining life of the lease. Under the lease agreement, the Company has provided the landlord with irrevocable letter of credit in the amount of $340,000. The irrevocable letter of credit is collateralized for the same amount by cash, cash equivalents and short-term investments held in a Company bank account. The Company has recorded the collateralized bank account balance as restricted cash. In July 2007, the Company entered into an amendment to its amended lease agreement that provides for the expansion of the leased premises by approximately 6,100 square feet, and for a period coterminous with the original lease, as amended.

At December 31, 2007, future minimum lease commitments under operating leases were as follows (in thousands):

Year ending December 31,	
2008	$1,058
2009	1,085
2010	1,124
2011	808
	$4,075

Rent expense, including the impact of the allowance for leasehold improvements of $172,000 in 2007 and in 2006, was $531,000, $389,000 and $641,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Manufacturing Services Agreements

In December 2002, the Company entered into a development and commercial supply agreement (the "Manufacturing Agreement") with Cambrex Bio Science Baltimore, Inc. ("Cambrex Baltimore"). At that time, the Company began to transfer its manufacturing technology to Cambrex Baltimore in order for Cambrex Baltimore to establish the process for rhIGF-1 fermentation and purification. Under the terms of the Manufacturing Agreement, Cambrex Baltimore was obligated to annually provide the Company with certain minimum quantities of bulk rhIGF-1. In February 2007, Cambrex Baltimore was acquired by Lonza Group AG ("Lonza").

In May 2007, the Company amended the Manufacturing Agreement with Lonza Baltimore, Inc., a subsidiary of Lonza ("Lonza Baltimore"), to increase the Company's purchase obligation for certain additional quantities of bulk rhIGF-1. Under this amendment, the Company has a non-cancelable obligation to pay Lonza Baltimore on a time and materials and per batch basis in connection with the commercial production of bulk rhIGF-1. At December 31, 2007, the Company estimates that its total purchase commitment to Lonza Baltimore is approximately $11.8 million through July 31, 2008.

In May 2007, the Company entered into a development and commercial supply agreement with Lonza Hopkinton, Inc., a subsidiary of Lonza, ("Lonza Hopkinton"). The Company has begun to transfer its manufacturing technology to Lonza Hopkinton in order for Lonza Hopkinton to establish the process for rhIGF-1 fermentation and purification at the Lonza Hopkinton facilities. Pursuant to the development and commercial supply agreement with Lonza Hopkinton, the Company has a non-cancelable obligation to pay Lonza Hopkinton a capacity reservation fee related to the technology transfer of manufacturing facilities in the amount of $5.0 million, of which the Company paid $1.3 million in May 2007 and the remaining $3.7 million will be paid on or before April 1, 2008. The total cost of the technology transfer of $5.0 million is being recognized straight-line over the technology transfer period which the Company expects to conclude in June 2008. In connection with the initiation of construction and purchasing of equipment and other site development activities, Lonza Hopkinton will bear upfront costs of $6.6 million which the Company would have to reimburse a portion of in the event that the Company does not fulfill its commitment to purchase a certain number of commercial drug substance batches through the term of the agreement. Further, the Company has an obligation to pay Lonza Hopkinton approximately $1.0 million during the first half of 2008 for the production of bulk rhIGF-1 conformance lots, exclusive of required materials. As the Company reaches certain future milestones, it may be committed to commercial production of Increlex® on a time and materials basis and per batch basis.

In November 2006, the Company entered into a development and supply agreement with Hospira Worldwide, Inc. ("Hospira"), a third-party fill and finish agent. At that time, the Company began to transfer its manufacturing technology to Hospira in order for Hospira to establish the process for Increlex® fill and finish. Following approval by the FDA of the fill and finish process, Hospira is obligated to annually provide the Company with certain minimum quantities of Increlex®. The Company has a non-cancelable obligation to reimburse the agent on a milestone basis in connection with the preparation for commercial production of Increlex®. At December 31, 2007, the Company estimates that its total purchase commitment to Hospira to validate the fill and finish processes, which must then be approved by the FDA was approximately $0.3 million and is expected to be paid by June 30, 2008.

Guarantees and Indemnifications

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer liability insurance policy that mitigates its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company had not recorded any liabilities for these agreements as of December 31, 2007.

Contingencies

On December 20, 2004, the Company initiated patent infringement proceedings against Avecia Limited and Insmed Incorporated as co-defendants in the High Court of Justice (Chancery Division Patents Court) in the United Kingdom. On December 23, 2004, the Company, with Genentech, initiated patent infringement proceedings against Insmed in the U.S. District Court for the Northern District of California. On June 12, 2006, the Company filed a complaint against Insmed for False Advertising, Unfair Competition and Intentional Interference with Prospective Business Relations, Case No. 3:06cv403, in the U.S. District Court for the Eastern District of Virginia. On March 6, 2007, the Company publicly announced agreements that settled all the ongoing litigation among the companies. The Company also disclosed the settlement in its Form 10-K filed with the SEC on March 9, 2007 and disclosed details of the settlement in its Form 8-K filed with the SEC on March 7, 2007.

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that may have a material adverse affect on the financial position, results of operations or cash flows of the Company.

8. Combination Product Development and Commercialization Agreement

Effective as of July 6, 2007, the Company and Genentech, Inc. ("Genentech") entered into a combination product development and commercialization agreement (the "Combination Product Agreement"), that governs the worldwide development and commercialization of combination product candidates containing IGF-1 and human growth hormone for the treatment of all indications except those of the central nervous system. The Combination Product Agreement became effective on July 9, 2007, the date of the satisfaction of all conditions to its effectiveness. Under the terms of the Combination Product Agreement, the parties contemplate the development of two combination product candidates for the following indications: one product formulation for certain defined short stature indications ("Short Stature Indications") and another separately formulated combination product for adult growth hormone deficiency ("AGHD") and any potential other indications (the "Other Indications"). Initially, the Company will be responsible for the development and commercialization of all combination products under the Combination Product Agreement and agreed to pay Genentech a royalty on net sales of combination products covered by Genentech's (or the parties' joint) patents, subject to Genentech's right to "opt in," as described below.

Under the Combination Product Agreement, Genentech has a right to opt into the Company's development and commercialization of such combination products for the Short Stature Indications, AGHD and the Other Indications following the FDA's acceptance of the Company's Investigational New drug Application for the first Phase II clinical trial for such indication(s) (the "First Option"). If Genentech does not exercise the First Option, it would then have the right to acquire a second right to opt in (a "Second Option") after the Company obtains Phase II clinical trial data that is pivotal study-enabling for the Short Stature Indication at issue, or for AGHD or the Other Indications. If Genentech opts in, it would then become the lead party with respect to the development and commercialization of combination products for Other Indications, and it may also choose to become the lead party in development and commercialization for AGHD. Upon opt-in, Genentech may also choose to exercise a commercial option to become the lead party for commercialization in Short Stature Indications. The lead commercialization party would determine the commercialization plan for such combination products for such indications, and the non-lead party would have the right to co-promote such combination products.

Upon opting in, Genentech would become obligated to reimburse the Company for a portion of the development costs incurred since July 9, 2007 and a milestone payment if Genentech chooses to become the lead commercial party for short stature, and thereafter the parties would share future costs and all operating profits and losses. Genentech would receive such profit share in lieu of its royalty payment. If Genentech opts in, it would have the right to subsequently elect to opt out of such development and commercialization of combination products, but only for all indications. In addition, following an opt in by Genentech, the Company would have the right to subsequently elect to opt out of the joint development and commercialization of the combination products for AGHD and the Other Indications only, but not for the Short Stature Indications. If a party elects to opt out, the other party would have a limited period of time in which it could also elect to opt out, in which case the parties would wind down development and commercialization of the applicable products. After opting out, a party would remain responsible for its share of operating profits and losses for a transition period only, after which time such party would be entitled to a royalty payment from the continuing party on net sales of such combination product. If Genentech opts in and neither party elects to opt out before a combination product receives regulatory approval for any Other Indication (such receipt of regulatory approval, the "Milestone"), Genentech would owe the Company a cash Milestone payment. Under the Combination Product Agreement, the parties have granted each other sublicenseable licenses under their respective technology. The parties will share manufacturing responsibilities and costs depending on which opt-in or opt-out rights have been exercised, but in general the parties contemplate that the Company will supply IGF-1 needed for the combination products, and Genentech will supply human growth hormone for such products.

Genentech Purchase Agreement

In conjunction with the Combination Product Agreement, and effective as of July 6, 2007, the Company and Genentech entered into a common stock purchase agreement (the "Genentech Purchase Agreement"), pursuant to which the Company agreed to sell, and Genentech agreed to purchase, up to a maximum of 2,603,328 shares of the Company's common stock (the "Genentech Shares") in three separate closings. On July 30, 2007, the Company and Genentech consummated the first closing under the Genentech Purchase Agreement pursuant to which the Company issued 708,591 shares of common stock (the "First Closing Shares") at price per share of $5.645, resulting in gross cash proceeds of approximately $4,000,000.

In the event that Genentech acquires a Second Option, Genentech would, subject to customary closing conditions, purchase up to 842,105 shares of the Company's common stock (the "Second Option Shares") in a subsequent closing (the "Second Option Closing") at a price per share equal to the average of the closing prices of the Company's common stock for the 20 trading days ending on the trading date immediately prior to the expiration of the First Option (the "Second Option Price"), provided that Genentech may purchase no more than $4,000,000 of the Company's common stock in the Second Option Closing. If the Second Option Price is below $4.75, however, the purchase of the Second Option Shares in the Second Option Closing would be at the Company's option. In the event that the Second Option Price is below $4.75 and the Company does not elect to have Genentech purchase the Second Option Shares, Genentech may acquire the Second Option without purchasing the Second Option Shares.

In the event that Genentech opts in, neither party elects to opt out and the Milestone occurs, upon the Company's request, Genentech would, subject to customary closing conditions, purchase up to 1,052,632 shares of the Company's common stock in a subsequent closing (the "Milestone Closing") at a price per share equal to the average of the closing prices of the Company's common stock for the 20 trading days ending on the trading date immediately prior to the effective date of regulatory approval of a combination product for any Other Indication (the "Milestone Price"), provided that Genentech may purchase no more than $5,000,000 of the Company's common stock in such closing.

In the event that the Combination Product Agreement is terminated, the Genentech Purchase Agreement would terminate in its entirety.

Ipsen Purchase Agreement

In conjunction with the Combination Product Agreement, effective July 30, 2007, the Company issued 519,101 shares of common stock to Ipsen at price per share of $5.63 pursuant to a common stock purchase agreement (the "Ipsen Purchase Agreement"), dated July 9, 2007, by and among the Company, Ipsen and Suraypharm (an affiliate of Ipsen), resulting in gross cash proceeds of approximately $2,923,000. The shares of common stock issued to Ipsen under the Ipsen Purchase Agreement were acquired by Ipsen in exercise of certain pro rata purchase rights in connection with the issuance of the First Closing Shares to Genentech. Under the terms of an affiliation agreement the Company entered into with Ipsen in October 2006, Ipsen has a right of first offer to purchase up to its pro rata portion of new equity securities offered by the Company (subject to certain exceptions).

9. License and Collaboration Agreements and Related Party Transactions

Ipsen Collaboration

On July 18, 2006, the Company entered into a Stock Purchase and Master Transaction Agreement (the "Purchase Agreement") with Ipsen. Under the terms of the Purchase Agreement, the Company agreed to issue to Ipsen (or its designated affiliate): (i) 12,527,245 shares of common stock (the "Shares") for an aggregate purchase price of $77,318,944; (ii) a convertible note in the principal amount of $25,037,000 (the "First Convertible Note"); (iii) a second Euro- denominated convertible note in the principal amount of €30,000,000, or $41,640,000 (the "Second Convertible Note"); (iv) a third convertible note in the principal amount of $15,000,000 (the "Third Convertible Note"); and (v) a warrant to purchase a minimum of 4,948,795 shares of the Company's common stock (the "Warrant"). The initial closing under the Purchase Agreement was consummated on October 13, 2006 (the "First Closing") after receiving approval by the Company's stockholders of the required aspects of the transactions contemplated by the Purchase Agreement at a Special Meeting of Stockholders held on October 12, 2006. In accordance with the Purchase Agreement, at the First Closing, the Company issued the Shares, the First Convertible Note and the Warrant, and the Company and Ipsen (and/or affiliates thereof) entered into an Increlex® License and Collaboration Agreement ("Increlex® License"), a Somatuline® License and Collaboration Agreement ("Somatuline® License" and together with the Increlex® License, the "License Agreements"), a Registration Rights Agreement and an Affiliation Agreement. In connection with the First Closing, the Company also adopted certain amendments to its amended and restated certification of incorporation and adopted a Rights Agreement implementing a stockholder rights plan (the "Rights Agreement"). Pursuant to the Somatuline® License, Ipsen granted to the Company the exclusive right under Ipsen's patents and know-how to develop and commercialize Somatuline® Depot (known as Somatuline® Autogel® in territories outside the United States including Canada) in the United States and Canada for all indications other than opthalmic indications. Pursuant to the Increlex® License, the Company granted to Ipsen and its affiliates the exclusive right under the Company's patents and know-how to develop and commercialize Increlex® in all countries of the world except the United States, Japan, Canada, and for a certain period of time, Taiwan and certain countries of the Middle East and North Africa, for all indications, other than treatment of central nervous system indications and diabetes indications. Ipsen's territory would expand, subject to Genentech's approval, to include Taiwan and any of the excluded countries of the Middle East or North Africa upon termination or expiry of certain third-party distribution agreements in such countries. Pursuant to the License Agreements, the Company and Ipsen granted to each other product development rights and agreed to share the costs for improvements to, or new indications for, Somatuline® Depot and Increlex®, and also agreed to rights of first negotiation for their respective endocrine pipelines.

At the First Closing, the Company received from Ipsen proceeds of $77,318,944 for the issuance of the Shares, which Shares represented 25% of the Company's outstanding common stock on a non-diluted basis. Further, the Company received from Ipsen, €10,000,000 or $12,422,000 as an upfront license fee under the Increlex® License. For 2007 and 2006, approximately $776,000 and $194,000 was recognized as License Revenue, respectively, and as of December 31, 2007 $10,675,000 was recorded as long-term deferred revenue and $776,000 was recorded as short-term deferred revenue. The upfront license fee is amortized over the life of the license agreement which is approximately 16 years. The Company paid an upfront license fee of $25,037,000 under the Somatuline® License and was recorded to research and development for the year ended December 31, 2006. As indicated above, the First Convertible Note in the principal amount of $25,037,000 was issued to Ipsen at the First Closing. See Note 6—Long-Term Debt for further detail.

Additionally, the Company issued the Warrant to Ipsen, which is exercisable for such number of shares of the Company's common stock equal to the greater of (i) 4,948,795 shares of the Company's common stock (the "Baseline Amount") or (ii) the Baseline Amount plus a variable amount of shares of Tercica's common stock, which variable amount will fluctuate throughout the term of the Warrant. The number of common shares exercisable under the Warrant as of the First Closing was 5,026,712 with a fair value of $13,622,000, estimated using the Black-Scholes-Merton valuation model, and recorded to Additional Paid in Capital. See Note 10—Stockholders' Equity—Warrants for further detail.

Upon closing the Ipsen transaction, the Company incurred $3,004,000 in issuance costs, and allocated these costs to the license, debt and equity components of the transaction based on the relative fair value of the components. Of the issuance costs, $687,000 was allocated to the License and Collaboration Agreements for Somatuline® Depot and Increlex® and was expensed to selling, general and administrative expenses as incurred; $1,835,000 was allocated to the equity financing and recorded to additional paid in capital; and $482,000 was allocated to the Convertible Note and recorded as a prepaid financing cost. In 2007 and 2006, $129,000 and $28,000 of prepaid financing costs was amortized, respectively, and as of December 31, 2007, the remaining balance was $366,000.

In August 2007, Ipsen received notice of approval from the FDA for marketing Somatuline® Depot in the United States. In connection with the notice of marketing approval from the FDA, under conditions set forth in the Company's Somatuline license and collaboration agreement with Ipsen, the Company made a milestone payment of €30.0 million or $41.6 million to Ipsen in September 2007, which was financed through the issuance by the Company of the Second Convertible Note to Ipsen In connection with the notice of approval from the FDA, the Company also issued the Third Convertible Note to Ipsen and Ipsen delivered $15.0 million to the Company, which will be used by the Company for working capital. Somatuline® Depot was commercially available in the Company's territory in November 2007. The Company pays royalties to Ipsen, on a sliding scale from 15% to 25% of net sales of Somatuline® Depot, in addition to a supply price of 20% of the average net sales price of Somatuline® Depot.

The milestone payment of $41.6 million was recorded as an intangible asset and capitalized under intangible assets as presented on the balance sheet at December 31, 2007. The intangible asset will be amortized over 15 years, based on the estimated useful life of the asset, and the Company began amortization on the first commercial sale in the United States which was in November 2007. Amortization expense is recognized on a straight-line basis at approximately $2.8 million per year and is recorded to "amortization of intangible assets".

In August 2007, the European Commission granted marketing authorization for Increlex® in the European Union for the long-term treatment of growth failure in children and adolescents with severe Primary IGFD. The European Medicines Agency designated Increlex® as an orphan drug for the treatment of severe Primary IGFD, providing a ten year period of marketing exclusivity for the approved indication. Under the license and collaboration agreement with respect to Increlex®, Ipsen paid the Company a milestone of approximately $20.3 million for receiving marketing authorization of Increlex® in the European Union for the targeted product label set forth in the Increlex® license and collaboration agreement. Ipsen is the Company's marketing partner for Increlex® in the European Union. Increlex® was launched in Ipsen's territory in November 2007 and Ipsen began paying royalties to the Company on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of the average net sales price of Increlex®. The milestone payment of $20.3 million was recognized as license revenue in September 2007 since all obligations were satisfied as presented in the statements of operations as of December 31, 2007.

Related Party Transactions

The Company enters into transactions with Ipsen and other Ipsen affiliates under existing agreements in the ordinary course of business. The accounting policies the Company applies to its transactions with its related parties are no more favorable to the Company than with independent third-parties.

Genentech Collaboration

In connection with the grant of marketing authorization for Increlex® in the European Union, the Company paid Genentech a milestone payment of $0.5 million in September 2007 under the terms of the Company's international license and collaboration agreement with Genentech. The milestone payment was recorded as an intangible asset and capitalized under intangible assets as presented on the balance sheet at December 31, 2007. The intangible asset will be amortized over 15 years, based on the estimated useful life of the asset, and the Company began amortization on the first commercial sale which was in November 2007. Amortization expense will be recognized on a straight-line basis at approximately $33,000 per year and will be recorded to "amortization of intangible assets".

10. Stockholders' Equity

Common Stock

On January 27, 2006, the Company completed a public offering of 5,750,000 shares of its common stock at a price to the public of $6.40 per share, including the exercise of the over-allotment option by the underwriters. Net cash proceeds from this offering were approximately $34,200,000 after deducting underwriter discounts and other offering expenses.

Ipsen Warrant

Concurrently with the issue of the First Convertible Note, the Company issued a warrant to Ipsen, which is exercisable for such number of shares of the Company's common stock equal to the greater of (i) 4,948,795 shares of the Company's common stock (the "Baseline Amount"), which Baseline Amount is subject to certain weighted-average price-based anti-dilution adjustments, or (ii) the Baseline Amount plus a variable amount of shares of the Company's common stock, which variable amount will fluctuate throughout the term of the warrant. The number of shares of the Company's common stock issuable upon exercise of the warrant as of October 13, 2006, the date of issue, was 5,026,712, with a fair value of $13,622,000 estimated using the Black-Scholes-Merton valuation model, which was recorded to additional paid-in capital. The number of shares of the Company's common stock issuable upon exercise of the warrant as of December 31, 2007 was 4,948,795. The exercise term of the warrant is five years beginning on October 13, 2006, and the warrant is exercisable, in full or in part, at an initial exercise price of $7.41 per share, subject to adjustment, including certain weighted-average price-based anti-dilution adjustments.

Committed Equity Financing and Related Warrant

On October 14, 2005, the Company entered into a committed equity financing facility ("CEFF") with Kingsbridge Capital Limited ("Kingsbridge"), which entitles the Company to sell and obligates Kingsbridge to purchase, a maximum of approximately 6,000,000 newly issued shares of the Company's common stock over a period of three years for cash up to an aggregate of $75,000,000, subject to certain conditions and restrictions. The Company may draw down under the CEFF in tranches of up to the lesser of $7,000,000 or 2% of the Company's market capitalization at the time of the draw down of such tranche, subject to certain conditions. The common stock to be issued for each draw down will be issued and priced over an eight-day pricing period at discounts ranging from 6% to 10% from the volume weighted average price of the Company's common stock during the pricing period. During the term of the CEFF, Kingsbridge may not short the Company's stock, nor may it enter into any derivative transaction directly related to the Company's stock. The minimum acceptable purchase price, prior to the application of the appropriate discount for any shares to be sold to Kingsbridge during the eight-day pricing period, is determined by the greater of $3.00 or 90% of the Company's closing share price on the trading day immediately prior to the commencement of each draw down. In connection with the CEFF, the Company issued a warrant to Kingsbridge to purchase up to 260,000 shares of the Company's common stock at an exercise price of $13.12 per share. The exercise term of the warrant is five years beginning on April 14, 2006. The warrant was valued on the date of grant using the Black-Scholes-Merton valuation model using the following assumptions: a risk-free interest rate of 4.1%, a life of 5.5 years, no dividend yield and a volatility factor of 0.5. The estimated value of this warrant was $1,196,000 on the date of grant and was recorded as a contra-equity amount to additional paid-in capital in 2005.

On November 9, 2005, the Company filed a shelf registration statement with the SEC relating to the resale of up to 6,296,912 shares of common stock that the Company may issue to Kingsbridge pursuant to a common stock purchase agreement and warrant agreement noted above. The Company will not sell common stock under this registration statement and will not receive any of the proceeds from the sale of shares by the selling stockholder. Through December 31, 2007, the Company has not drawn down any funds under the CEFF and has not issued any shares pursuant to the CEFF as of December 31, 2007. Under the terms of an affiliation agreement the Company entered into pursuant to its collaboration with Ipsen, the Company has only a limited ability to raise capital through the sale of its equity securities, including pursuant to the CEFF, without first obtaining Ipsen's approval.

Restricted Stock Purchases and Early Exercise of Options

In February 2002, 328,158 restricted shares of common stock were issued to an employee in exchange for $2,000 in cash. As of December 31, 2007 and 2006 there were no shares subject to repurchase by the Company related to this purchase.

In December 2002, the Company issued 692,943 shares of its common stock to two employees under restricted stock purchase agreements pursuant to the early exercise of their stock options for $71,000 in cash in December 2002 and $206,000 in cash in January 2003. During 2003, the Company issued 237,500 shares of common stock under restricted stock purchase agreements to three employees pursuant to the early exercises of their stock options in exchange for $305,000 in cash. In January 2004, the Company issued 10,000 shares of common stock under a restricted stock purchase agreement to a director pursuant to the early exercise of stock options in exchange for $40,000 in cash. In February 2006, the Company issued 15,647 shares of common stock under restricted stock purchase agreements to an employee pursuant to the early exercises of stock options in exchange for $23,000 in cash. Under the terms of these agreements, these shares generally vest over a four-year period for employees and over a three-year period for the director. Total unvested shares, which amounted to 20,834 at December 31, 2006 which were subject to a repurchase option held by the Company at the original issuance price in the event the optionees' employment or director's tenure is terminated either voluntarily or involuntarily. There were no unvested shares at December 31, 2007. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. During the year ended December 31, 2005, the Company repurchased 130,718 shares of its common stock for approximately $111,350 under restricted stock purchase agreements due to employee forfeitures. In accordance with EITF No. 00-23, *Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25*, and FIN No. 44, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be issued until those shares vest. Therefore, amounts received in exchange for these shares have been recorded as liability for early exercise of stock options on the balance sheet, and will be reclassified into common stock and additional paid-in capital as the shares vest. There were no repurchases in the years ended December 31, 2007 and 2006. There were 88,513 shares at an original purchase price of $84,000 reclassified into common stock and additional paid-in capital during the year ended December 31, 2006.

Form 10-K

Shares Reserved for Issuance

The Company had reserved shares of common stock for future issuance as follows:

	December 31,	
	2007	2006
2004 Employee Stock Purchase Plan	218,659	191,070
Stock option plans:		
Shares available for grant	1,099,517	1,439,865
Options outstanding	5,419,638	3,894,640
Shares available for issuance under the CEFF	6,036,912	6,036,912
Shares available for issuance under the convertible notes	10,625,724	3,397,095
Shares available for issuance under the Genentech Purchase Agreement	1,894,737	—
Warrants outstanding to purchase common stock	5,208,795	5,268,429
	30,503,982	20,228,011

Preferred Stock

As of December 31, 2007, the Company was authorized to issue 5,000,000 shares of preferred stock, of which 1,000,000 shares are authorized for issuance as Series A junior participating preferred stock (the "Series A Preferred"). The board of directors has the authority, without action by its stockholders with the exception of stockholders who hold board positions, to designate and issue shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock including restrictions of dividends on the common stock, dilution of the voting power of the common stock, reduction of the liquidation rights of the common stock, and delaying or preventing a change in control of the Company without further action by the stockholders. To date, no shares of preferred stock have been issued.

Stockholder Rights Plan

In October 2006, the Company entered into a Rights Agreement with Computershare Trust Company, N.A., as rights agent (the "Rights Agreement"), that provides for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred, at a price of $40.00 per one one-hundredth of a share of Series A Preferred (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of Series A Preferred has designations and powers, preferences and rights, and the qualifications, limitations and restrictions that make its value approximately equal to the value of a share of the Company's common stock. Pursuant to the Rights Agreement, if the Company is restricted from taking certain actions pursuant to the affiliation agreement the Company entered into pursuant to its collaboration with Ipsen, then the Company's board of directors may only take action with respect to the Rights with the concurrence of Ipsen.

The Rights are currently evidenced by the stock certificates representing the Company's common stock outstanding, and no separate Right Certificates, as defined below, have been distributed. Until the earlier to occur of (i) ten business days following the public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person"; or (ii) ten business days (or such later date as may be chosen by the Company's board of directors so long as the "Requisite Percentage" threshold has not been crossed) after such time as a person or group commences or announces its intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by such person or group of the "Requisite Percentage" or more of the Company's common stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the shares of the Company's common stock outstanding, by such common stock certificates. As a general matter, the "Requisite Percentage" under the Rights Agreement is 9.9% of the Company's outstanding common stock. However, with respect to (i) MPM Capital L.P. and its affiliates so long as they do not acquire any additional shares, the "Requisite Percentage" is the greater of 9.9% and the percentage owned by MPM Capital L.P. and its affiliates; (ii) Ipsen, so long as it does not acquire beneficial ownership of any shares other than shares acquired pursuant to the terms of the stock purchase and master transaction agreement between the Company and Ipsen and the other documents contemplated by such stock purchase and master transaction agreement, the "Requisite Percentage" is the greater of 9.9% and the percentage owned by Ipsen; and (iii) any entity that acquires shares from Ipsen, such entity's "Requisite Percentage" would be 14.9%. An "Acquiring Person" is a person, the affiliates or associates of such person, or a group, which is or becomes the beneficial owner of the Requisite Percentage.

Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights are transferable with and only with the Company's common stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the

Company's common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on October 26, 2016 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company.

In the event a person (or group of affiliated or associated persons) becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will for a 60-day period have the right to receive upon exercise that number of shares of the Company's common stock having a market value of two times the exercise price of the Right (or, if such number of shares is not and cannot be authorized, the Company may issue Series A Preferred, cash, debt, stock or a combination thereof in exchange for the Rights). Furthermore, in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

The Company's board of directors may redeem the Rights at any time prior to the earliest of (i) the Distribution Date or (ii) the Final Expiration Date at a redemption price of $0.001 per Right. In addition, the Company's board of directors may, after any time a person becomes an Acquiring Person (but prior to the acquisition by such Acquiring Person of 50% or more of the Registrant's outstanding Common Stock), exchange each Right for one share of common stock of the Company per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

11. Stock Based Compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123R, *Share-Based Payment*. SFAS No. 123R establishes accounting for stock-based awards made to employees and directors. Accordingly, stock-based compensation expense is measured at the grant date, based on the fair value of the award, and is recognized as expense over the remaining requisite service period. The Company previously applied APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, *Accounting for Stock-Based Compensation*. Total stock-based compensation expense of $5,869,000 and $5,723,000 was recorded during the years ended December 31, 2007 and 2006, respectively.

The Company has four active stock-based compensation plans, which are described below.

2004 Stock Plan

The Company's Board of Directors adopted the 2004 Stock Plan (formerly the 2003 Stock Plan) in September 2003 and the Company's stockholders approved it in October 2003. The 2004 Stock Plan became effective on March 16, 2004. The 2004 Stock Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to the Company's employees, directors and non-employee service providers. Shares reserved under the 2004 Stock Plan include (a) shares reserved but unissued under the Company's 2002 Executive Stock Plan and the Company's 2002 Stock Plan at March 16, 2004, (b) shares returned to the 2002 Executive Stock Plan and the 2002 Stock Plan as the result of cancellation or forfeiture of options or the repurchase of shares issued under the 2002 Executive Stock Plan and the 2002 Stock Plan, and

(c) annual increases in the number of shares available for issuance on the first day of each year beginning on January 1, 2005 equal to the lesser of:

- 4% of the outstanding shares of common stock on the first day of the Company's fiscal year,
- 1,250,000 shares, or
- an amount the Company's Board of Directors may determine.

Incentive stock options must be granted with exercise prices not less than 100% of fair market value of the common stock on the date of grant. Nonqualified stock options may be granted with an exercise price as determined by the Company's Board of Directors; however, nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code must be granted with exercise prices not less than 100% of fair market value on the date of grant. The exercise price of any incentive stock option granted to a 10% stockholder will not be less than 110% of the fair market value of the common stock on the date of grant. Options granted under the 2004 Stock Plan expire no later than 10 years from the date of grant; however, incentive stock options granted to individuals owning over 10% of the total combined voting power of all classes of stock expire no later than five years from the date of grant. Options granted under the 2004 Stock Plan vests over periods determined by the Company's Board of Directors, generally over four years. The 2004 Stock Plan has a term of 10 years. The Company's Board of Directors approved an increase of 1,250,000 shares to the reserve for the year ended December 31, 2007.

2002 Stock Plan and 2002 Executive Stock Plan

The terms of the 2002 Stock Plan and 2002 Executive Stock Plan (the "2002 Plans") are similar to those of the Company's 2004 Stock Plan. The shares reserved but unissued under the 2002 Plans as of March 15, 2004 were reserved for issuance under the 2004 Stock Plan. In addition, any shares returned to the 2002 Plans as a result of cancellation or forfeiture of options or repurchases of shares after March 16, 2004 that were issued under the 2002 Plans are added to the shares reserved for the 2004 Stock Plan. Effective as of March 16, 2004, no additional stock options were issuable under the 2002 Plans.

As of December 31, 2007, there were a total of 7,703,834 shares authorized for issuance under the 2004 Stock Plan and the 2002 Plans.

2004 Employee Stock Purchase Plan

The Company's Board of Directors adopted the 2004 Employee Stock Purchase Plan (formerly the 2003 Stock Purchase Plan) in September 2003 and the Company's stockholders approved it in October 2003. The 2004 Employee Stock Purchase Plan (the "Purchase Plan") became effective on March 16, 2004. As of December 31, 2007, there were a total of 472,979 shares reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each year, beginning with January 1, 2005 equal to the lesser of:

- 0.5% of the outstanding shares of common stock on the first day of the Company's fiscal year,
- 125,000 shares, or
- such other amount as may be determined by the Company's Board of Directors.

The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. Offering periods are successive and overlapping of 24 months' duration. Each offering period includes four six-month purchase periods and generally begins on the first trading day on or after May 15 and November 15 of each year. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase period ends.

Adoption of SFAS No. 123R

On January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method, which requires the measurement and recognition of non-cash compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Purchase Plan based on estimated fair values. Under that transition method, non-cash compensation expense was recognized beginning in the year ended December 31, 2006 and included the following: (a) compensation expense related to any share-based payments granted through, but not yet vested as of January 1, 2006, and (b) compensation expense for any share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes non-cash compensation expense for the fair values of these share-based awards on a straight-line basis over the requisite service period of each of these awards. Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company's financial statements as of and for the years ended December 31, 2007 and 2006 reflects the impact of SFAS No. 123R. In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

During the period from February 1, 2003 through January 31, 2004, certain stock options were granted with exercise prices that were below the reassessed fair value of the common stock at the date of grant. Total deferred stock compensation of $10,873,000 was recorded in accordance with APB Opinion No. 25, and was being amortized to expense over the related vesting period of the options. From inception through December 31, 2005, stock-based compensation expense of $5,740,000 was recognized and $2,542,000 was reversed as a result of employee terminations. Stock-based compensation expense recognized in the year ended December 31, 2005 was $2,102,000. The remaining deferred stock compensation balance of $2,591,000 as of December 31, 2005 was reversed on January 1, 2006 upon adoption in accordance with the provisions of SFAS No. 123R.

The following table presents the pro forma effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company's share-based compensation arrangements during the year ended December 31, 2005 (in thousands, except per share amounts):

	Year Ended December 31, 2005
	(In thousand except per share data)
Net loss, as reported	$(46,233)
Plus: Employee stock compensation expense based on intrinsic value method	2,102
Less: Employee stock compensation expense determined under the fair value method for all awards	(4,424)
Pro forma net loss	$(48,555)
Net loss per share:	
Basic and diluted, as reported	$ (1.51)
Basic and diluted, pro forma	$ (1.59)

Form 10-K

Other than options granted to non-employee service providers and the grant of certain stock options to employees with exercise prices that were below the reassessed fair value of the common stock as the date of the grant, there was no other stock-based compensation recognized during the year ended December 31, 2005.

The fair value of each option grant is estimated at the grant date using the Black-Scholes model with the following weighted average assumptions:

	Year Ended December 31,		
	2007	2006	2005
Expected volatility	62.7%	75.2%	50%
Expected term (years)	6.2	6.2	3.6
Risk-free interest rate	4.6%	5.1%	3.8%
Dividend yield	—	—	—

The Company's computation of expected volatility for the years ended December 31, 2007 and 2006 is based on an average of the historical volatility of the Company's stock and the historical volatility of a peer-group of similar companies. The Company's computation of expected term in the years ended December 31, 2007 and 2006 utilizes the simplified method in accordance with SAB 107. The risk-free interest rate for periods within the contractual life of the option is based on treasury constant maturities rates in effect at the time of grant. The Company recognizes stock-based compensation expense for the fair values of these awards on a straight-line basis over the requisite service period of each of these awards.

A summary of activity of all options are as follows (in thousands, except per share data and contractual term):

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2004	2,077	$4.72		
Options granted	1,959	9.13		
Options exercised	(352)	1.76		
Options cancelled/forfeited	(586)	8.18		
Options cancelled/forfeited outside of Plans	(22)	4.00		
Options repurchased	(131)	0.85		
Outstanding at December 31, 2005	2,945	7.49		
Options granted	1,788	6.71		
Options exercised	(199)	1.04		
Options cancelled/forfeited	(639)	9.06		
Outstanding at December 31, 2006	3,895	7.21		
Options granted	2,134	5.89		
Options exercised	(66)	3.12		
Options cancelled/forfeited	(543)	7.49		
Outstanding at December 31, 2007	5,420	$6.71	8.1	$4,455
Exercisable at December 31, 2007	4,374	$6.68	7.9	$3,906

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company's closing stock price of $6.78 on December 31, 2007, which would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2007, 2006 and 2005 were $219,000, $1,084,000 and $2,685,000, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 were $3.68, $4.74 and $3.94 per share, respectively. Total fair value of options vested for the years ended December 31, 2007, 2006 and 2005 was $6,058,000, $4,359,000 and $4,736,000, respectively.

As of December 31, 2007, unrecognized stock-based compensation expense related to stock options of $10,522,000 was expected to be recognized over a weighted-average period of 2.6 years.

The following table summarizes information concerning total outstanding and vested options as of December 31, 2007 (in thousands, except per share data and contractual term):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.40 – $1.60	217	5.4	$ 0.61	217	$ 0.61
$3.46 – $5.94	1,987	8.6	$ 5.32	1,622	$ 5.25
$6.01 – $8.85	2,741	8.1	$ 7.47	2,156	$ 7.65
$9.04 – $12.65	475	7.4	$10.89	379	$10.74
	5,420			4,374	

Employee Stock Purchase Plan

For the years ended December 31, 2007 and 2006, the Company recorded $305,000 and $353,000, respectively, of compensation expense related to the Purchase Plan. During the years ended December 31, 2007, 2006 and 2005, 97,411, 86,031 and 42,584 shares, respectively, were purchased under the Purchase Plan. The fair value of awards issued under the Purchase Plan is measured using assumptions similar to those used for stock options, except that the weighted average term of the awards were 1.53, 1.49 and 1.25 years for the years ended December 31, 2007, 2006 and 2005, respectively.

Disclosures Pertaining to All Stock-Based Compensation Plans

Cash received from option exercises and the Purchase Plan contributions under all share-based payment arrangements for years ended December 31, 2007, 2006 and 2005 was $594,000, $542,000 and $806,000, respectively. Because of the Company's net operating losses, the Company did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2007, 2006 and 2005.

12. Income Taxes

The provision for income taxes for the years ended December 31, 2007 and 2006 represents $1,017,000 and $621,000, respectively, of French foreign income taxes withheld on license fees received from Ipsen under the Increlex™ License (see footnote 9 "License and Collaboration Agreements and Related Party Transactions"). There is no domestic provision for income taxes because the Company has incurred operating losses to date. Deferred income taxes reflect the tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	December 31,	
	2007	2006
Net operating loss carryforwards	$ 53,171	$ 45,705
Capitalized license fees	12,138	13,044
Orphan drug credits	8,536	9,065
Capitalized research expenses	8,052	8,913
Capitalized inventory costs	4,773	2,519
Deferred revenue	4,738	5,013
Litigation costs	3,701	—
Research tax credit carryforwards	2,546	4,332
Non-qualified stock option costs	2,207	—
Foreign tax credits	1,638	—
Capitalized start-up costs	—	304
Other	2,402	350
Total deferred tax assets	103,902	89,245
Valuation allowance	(103,902)	(89,245)
Net deferred tax assets	$ —	$ —

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $14,657,000, $43,285,000 and $11,843,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, the Company had federal net operating loss carryforwards of approximately $133,661,000. The Company also had California net operating loss carryforwards of approximately $107,133,000. The federal net operating loss carryforwards will expire at various dates beginning in 2022, if not utilized. The California net operating loss carryforwards expire beginning in 2012. The Company also has federal research, state research and federal orphan drug credit carryforwards of approximately $1,805,000, $1,141,000 and $8,536,000, respectively. The federal research and orphan drug credits expire beginning in 2022 and the state research credits have no expiration date.

Utilization of the net operating loss and credit carryforwards is subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

On January 1, 2007, the Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*. The following table summarizes the activity related to the Company's gross unrecognized tax benefits:

Balance at January 1, 2007	$2,978
Increases related to prior year tax positions	—
Increases related to current year tax positions	849
Balance at December 31, 2007	$3,827

At December 31, 2007, the Company had unrecognized tax benefits of $3,827,000. The unrecognized tax benefits, if recognized, would not have an impact on the Company's effective tax rate. The Company does not expect a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The tax years from 2002 to 2007 remain open to examination by the Internal Revenue Service and the State of California due to our inability to use our net operating losses or tax credits. There were no accrued interest or penalties associated with uncertain tax positions as of December 31, 2007.

13. 401(k) Plan

Effective January 2005, the Company began sponsoring a 401(k) plan, which covers all eligible employees. Under this plan, employees may contribute specified percentages of their eligible compensation, subject to certain Internal Revenue Service restrictions. The plan does not currently allow for matching contributions by the Company.

14. Quarterly Financial Data—Unaudited

The following table presents unaudited quarterly financial data of the Company. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Fiscal year 2007 Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
Total net revenues	$ 1,285	$ 2,242	$23,388	$ 4,064
Net product sales	$ 1,091	$ 2,048	$ 2,851	$ 3,819
Cost of product sales(1)	$ 501	$ 1,131	$ 1,397	$ 2,511
Manufacturing start-up costs(1)	$ 98	$ 742	$ 1,063	$ 1,162
Research and development	$ 4,912	$ 4,101	$ 5,588	$ 4,535
Selling, general and administrative(1)	$ 9,551	$ 10,282	$11,045	$ 12,308
Net income (loss)	$(12,394)	$(12,807)	$ 3,422	$(18,687)
Basic and diluted net income (loss) per share	$ (0.25)	$ (0.26)	$ 0.07	$ (0.36)

(1) We reclassed $52,000, 468,000 and $699,000 from cost of product sales and $46,000, 274,000 and $364,000 from selling, general and administrative expense to manufacturing start-up costs for the periods ended March 31, June 30 and September 30, 2007.

	Fiscal year 2006 Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
Total net revenues	$ 85	$ 166	$ 316	$ 942
Net product sales	$ 85	$ 166	$ 316	$ 748
Cost of product sales	$ 83	$ 557	$ 516	$ 511
Research and development	$ 4,630	$ 4,596	$ 3,513	$ 29,295
Selling, general and administrative	$ 10,504	$ 10,586	$ 10,162	$ 12,996
Net loss	$(14,269)	$(14,684)	$(13,063)	$(40,981)
Basic and diluted net loss per share	$ (0.40)	$ (0.39)	$ (0.35)	$ (0.85)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer, with the participation of management, have concluded that our disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act of 1934) were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this evaluation, our management concluded that as of December 31, 2007, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP, our independent registered public accounting firm that has audited our financial statements included herein, has issued an attestation report on our internal control over financial reporting, which report is included under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our disclosure controls and procedures provide our Chief Executive Officer and Chief Financial Officer reasonable assurances that our disclosure controls and procedures will achieve their objectives. However, company management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting can or will prevent all human error. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are internal resource constraints, and the benefit of controls must be weighed relative to their corresponding costs. Because of the limitations in all control systems, no evaluation of controls can provide complete assurance that all control issues and instances of error, if any, within our company are detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to human error or mistake. Additionally, controls, no matter how well designed, could be circumvented by the individual acts of specific persons within the organization. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

Item 9B. Other Information.

Resignation and Appointment of Directors

Effective February 27, 2008, Dennis Henner, Ph.D., resigned from our Board of Directors. On February 27, 2008, the Board, upon recommendation of the Corporate Governance and Nominating Committee of the Board, elected Faheem Hasnain to fill the vacancy created by Dr. Henner's resignation. Mr. Hasnain was also appointed to serve on the Audit Committee and Compensation Committee of the Board, effective immediately.

In connection with his election to the Board, Mr. Hasnain will receive compensation consistent with our compensation arrangements for non-employee directors, including cash compensation in the amount of $15,000 per year, which accrues quarterly, plus $2,000 for each Board meeting attended in person and $1,000 for each Board meeting attended by telephone. We also pay the members, other than the chair, of each committee of the Board $1,000 per committee meeting, and the chair of each committee $2,000 per committee meeting. Mr. Hasnain was also granted an option to purchase 22,500 shares of our common stock under our 2004 Stock Plan at an exercise price equal to the fair market value of our common stock on the date of grant. In addition, non-employee directors, including Mr. Hasnain, who have been directors for at least six months, are entitled to receive subsequent annual stock option grants under our 2004 Stock Plan to purchase 11,250 shares of our common stock, or 22,500 shares for a non-employee director who also is the Chairman of the Board, on the date of each annual meeting of our stockholders. Mr. Hasnain's initial option shall become exercisable as to one-third of the shares subject to the option on each anniversary of the date of grant, provided Mr. Hasnain remains a service provider on such dates. Each annual option grant becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the date of grant, provided the non-employee director remains a service provider on such date. Options granted to non-employee directors under the 2004 Stock Plan may be exercised prior to vesting, or early exercised, subject to our repurchase rights that expire over the vesting period. Under our 2004 Stock Plan, in the event of a "change in control," the successor corporation may assume or substitute an equivalent award for each outstanding option. If there is no assumption or substitution of outstanding options, our 2004 Stock Plan administrator will provide notice to the recipient that he or she has the right to exercise the option as to all of the shares subject to the award, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The award will terminate upon the expiration of the 15-day period. Under our 2004 Stock Plan, in the event a non-employee director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

We also intend to enter into our standard form of indemnification agreement with Mr. Hasnain that will provide that we will indemnify, defend and hold harmless Mr. Hasnain, under the circumstances and to the extent provided for therein, from and against any and all judgments, fines, penalties, amounts paid in settlement and any other amounts reasonably incurred or suffered by Mr. Hasnain, including related expenses incurred by Mr. Hasnain, by reason of the fact that Mr. Hasnain is, was or at any time becomes one of our directors, officers, employees or agents.

Reconstitution of the Office of President

Effective February 27, 2008, John A. Scarlett, M.D. resigned from the office of President. Dr. Scarlett will remain our Chief Executive Officer and a member of our Board, and will continue to act as our principal executive officer. In connection with Dr. Scarlett's resignation from the office of President, our Board of Directors appointed Richard A. King, age 43, as our President. Mr. King will also continue to occupy the office of Chief Operating Officer. Prior to his promotion to the office of President, Mr. King served as our Chief Operating Officer since February 2007. Prior to joining us in February 2007, Mr. King was a private investor.

From January 2002 to September 2006, Mr. King served as Executive Vice President, Commercial Operations of Kos Pharmaceuticals, Inc., where he was responsible for sales, marketing, managed care, sales operations and customer service functions. From January 2000 to January 2002, Mr. King served as Senior Vice President of Commercial Operations at Solvay Pharmaceuticals. From January 1992 to January 2000, Mr. King held various marketing positions at SmithKline Beecham Pharmaceuticals. Mr. King began his career in the pharmaceutical industry at Lederle Laboratories, Ltd. Mr. King received his B.S. degree in chemical engineering from the University of Surrey and his M.B.A. from Manchester Business School.

There were no amendments or modifications to our current compensatory arrangements with Mr. King, nor were there any new compensatory arrangements entered into with Mr. King, in connection with his promotion to the office of President. A description of Mr. King's compensatory arrangements, including a description of the terms of the employment agreement we entered into with Mr. King in February 2007, is included in our Current Report on Form 8-K, filed with the SEC on March 2, 2007.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because the registrant will file with the U.S. Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders expected to be held in May 2008 (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to directors and executive officers may be found under the caption "Executive Officers of the Registrant" in Part I, Item 1 of this Annual Report on Form 10-K, and in the section entitled "Proposal 1—Election of Directors" appearing in the Proxy Statement. Such information is incorporated herein by reference.

The information required by this Item with respect to our audit committee and audit committee financial expert may be found in the section entitled "Proposal 1—Election of Directors—Audit Committee" appearing in the Proxy Statement. Such information is incorporated herein by reference.

The information required by this Item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 and our code of ethics may be found in the sections entitled "Section 16(a) Beneficial Ownership Reporting Compliance" and "Proposal 1—Election of Directors—Code of Business Conduct and Ethics," respectively, appearing in the Proxy Statement. Such information is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item with respect to director and executive officer compensation is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Executive Compensation."

The information required by this Item with respect to Compensation Committee interlocks and insider participation is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Proposal 1—Election of Directors—Compensation Committee Interlocks and Insider Participation."

The information required by this Item with respect to our Compensation Committee's review and discussion of the Compensation Discussion and Analysis included in the Proxy Statement is incorporate herein by reference to the information from the Proxy Statement under the section entitled "Proposal 1—Election of Directors—Compensation Committee Report."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Security Ownership of Certain Beneficial Owners and Management."

The information required by this Item with respect to securities authorized for issuance under our equity compensation plans is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item with respect to related party transactions is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Certain Relationships and Related Transactions."

The information required by this Item with respect to director independence is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Proposal 1—Election of Directors—Independence of the Board of Directors."

Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this report

1. *Financial Statements*

See Index to Financial Statements in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

2. *Financial Statement Schedules*

All financial statement schedules are omitted because the information is inapplicable or presented in the Notes to Financial Statements.

3. *The following exhibits are included herein or incorporated herein by reference:*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation(1)
3.2	Amended and Restated Bylaws, as amended(2)
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock(3)
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation(3)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation(2)
4.1	Form of Specimen Stock Certificate(4)
4.2	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5
4.3	Warrant issued to Kingsbridge Capital Limited, dated October 14, 2005(5)
4.4	Warrant issued to Ipsen, S.A., dated October 13, 2006(4)
4.5A	First Senior Convertible Promissory Note issued to Ipsen, S.A., dated October 13, 2006(4)
4.5B	Second Senior Convertible Promissory Note issued to Ipsen, S.A., dated September 17, 2007(6)
4.5C	Third Senior Convertible Promissory Note issued to Ipsen, S.A., dated September 17, 2007(6)
4.6A	Rights Agreement, dated as of October 13, 206, between the Registrant and Computershare Trust Company, N.A., as Rights Agent(4)
4.6B	Form of Right Certificate(4)
10.1A	2002 Stock Plan, as amended(4)*
10.1B	Form of Stock Option Agreement under the 2002 Stock Plan(7)*
10.2A	2002 Executive Stock Plan, as amended(4)*
10.2B	Form of Stock Option Agreement under the 2002 Executive Stock Plan(7)*
10.3A	2004 Stock Plan(4)*
10.3B	Form of Stock Option Agreement under the 2004 Stock Plan(7)*
10.4A	2004 Employee Stock Purchase Plan(4)*
10.4B	Form of Subscription Agreement under the 2004 Employee Stock Purchase Plan(7)*

Exhibit Number	Description
10.5	Form of Indemnification Agreement(7)*
10.6A	Sublease Agreement dated June 24, 2002 between Elan Pharmaceuticals, Inc. and the Registrant(7)
10.6B	Sublease Agreement dated March 21, 2003 between Elan Pharmaceuticals, Inc. and the Registrant(7)
10.6C	Lease Agreement dated July 24, 2003 between Gateway Center, LLC and the Registrant(7)
10.6D	First Amendment to Lease Agreement dated September 24, 2003 between Gateway Center, LLC and the Registrant(7)
10.6E	Second Amendment to Lease Agreement dated June 28, 2004 between Gateway Center, LLC and the Registrant(8)
10.6F	Lease Agreement dated March 7, 2005 between 2000 Sierra Point, LLC and the Registrant(9)
10.6G	First Amended to Lease Agreement dated May 1, 2006 between Clarendon Hills Investors, LLC and the Registrant(10)
10.6H	Second Amendment to Lease Agreement dated January 4, 2007 between 2000 Sierra Point Parkway LLC and the Registrant(11)
10.6I	Third Amendment to Lease Agreement, dated July 6, 2007, between Sierra Point Parkway LLC and the Registrant(11)
10.7A	License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of April 15, 2002(7)†
10.7B	First Amendment to the License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003(7)†
10.7C	International License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003(7)†
10.7D	Second Amendment to the License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of November 25, 2003(12)
10.7E	Combination Product Development and Commercialization Agreement, dated as of July 6, 2007, between Genentech, Inc. and the Registrant.(11)†
10.7F	Letter Agreement, dated as of July 6, 2007, between Genentech, Inc. and the Registrant(11)
10.7G	Common Stock Purchase Agreement, dated as of July 6, 2007, between Genentech, Inc. and the Registrant(11)
10.8A	Manufacturing Services Agreement between the Registrant and Cambrex Bio Science Baltimore, Inc., dated as of December 20, 2002(7)†
10.8B	Amendment No. 1 to Manufacturing Services Agreement, dated as of November 10, 2006, by and between Cambrex Bio Science Baltimore, Inc. and Tercica.(13)†
10.8C	Addendum to Manufacturing Services Agreement, effective as of May 11, 2007, between the Registrant and Lonza Baltimore, Inc. (as successor in interest to Cambrex Bio Science Baltimore, Inc.)(11)†
10.8D	Agreement, dated as of May 14, 2007, between the Registrant and Lonza Hopkinton, Inc.(11) †
10.9A	Key Employment Agreement for John A. Scarlett, M.D. dated February 27, 2002(7)*
10.9B	Amendment to Key Employment Agreement for John A. Scarlett, M.D. dated May 15, 2002(7)*

Exhibit Number	Description
10.9C	Key Employment Agreement for Ross G. Clark dated May 15, 2002(7)*
10.9D	Intentionally omitted
10.9E	Intentionally omitted
10.9F	Intentionally omitted
10.9G	Employment Letter to Andrew Grethlein dated March 5, 2003(7)*
10.9H	Intentionally omitted
10.9I	Intentionally omitted
10.9J	Employment Letter to Susan Wong dated January 9, 2004(7)*
10.9K	Intentionally omitted
10.9L	Employment Letter to Stephen Rosenfield dated June 23, 2004(8)*
10.9M	Employment Letter to Thorsten von Stein dated December 3, 2004(14)*
10.9N	Amendment to Key Employment Agreement for John A. Scarlett, M.D. dated February 22, 2005(9)*
10.9O	Amendment to Key Employment Agreement for Ross G. Clark dated February 22, 2005(9)*
10.9P	Intentionally omitted
10.9Q	Intentionally omitted
10.9R	Amendment to Employment Letter for Stephen N. Rosenfield dated February 22, 2005(9)*
10.9S	2007 Executive Officer Cash Compensation Arrangements(15)
10.9T	Non-Employee Director Compensation Arrangements(16)
10.9U	Employment Letter to Christopher E. Rivera, dated March 31, 2005(17)*
10.9V	Intentionally omitted
10.9W	Tercica, Inc. Incentive Compensation Plan(18)
10.9X	Employment letter to Ajay Bansal, dated February 27, 2006(19)
10.9Y	Employment letter to Richard A. King, dated February 25, 2007(15)
10.9Z	Amendment to Employment Letter for Richard A. King, dated August 1, 2007(11)
10.10	Second Amended and Restated Investors' Rights Agreement dated July 30, 2007(11)
10.11A	Intentionally omitted
10.11B	Consent, Waiver and Amendment, dated as of October 13, 2006(20)
10.12A	Intentionally omitted
10.12B	Common Stock Purchase Agreement, dated January 21, 2005, between Venture Lending & Leasing IV, LLC and the Registrant(14)
10.13A	Common Stock Purchase Agreement, by and between Kingsbridge Capital Limited and the Registrant, dated October 14, 2005(5)
10.13B	Registration Rights Agreement, by and between Kingsbridge Capital Limited and the Registrant, dated October 14, 2005(5)

Exhibit Number	Description
10.14A	Stock Purchase and Master Transaction Agreement, by and between the Registrant and Ipsen, S.A., dated July 18, 2006(21)
10.14B	Affiliation Agreement, by and between the Registrant, Suraypharm and Ipsen, S.A., dated October 13, 2006
10.14C	Increlex® License and Collaboration Agreement, by and between the Registrant and Beaufour Ipsen Pharma, dated October 13, 2006(20)††
10.14D	Somatuline® License and Collaboration Agreement, by and between the Registrant, SCRAS and Beaufour Ipsen Pharma, dated October 13, 2006(20)††
10.14E	Common Stock Purchase Agreement, dated as of July 9, 2007, between the Registrant, Suraypharm and Ipsen, S.A.(11)
10.14F	Amendment No. 1 to Registration Rights Agreement, dated as of July 30, 2007, between the Registrant, Suraypharm and Ipsen, S.A.(11)
10.14G	Registration Rights Agreement, by and between the Registrant, Suraypharm and Ipsen, S.A., dated October 13, 2006
10.15	Settlement, License and Development Agreement, dated as of March 5, 2007, by and between the Registrant, Insmed Incorporated, Insmed Therapeutic Proteins, Inc., Celtrix Pharmaceuticals, Inc., and Genentech, Inc.(15)††
10.16	Development and Supply Agreement, dated as of November 14, 2006, between Hospira Worldwide, Inc. and the Registrant(22)†
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification of Chief Executive Officer of Tercica, Inc., as required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification of Chief Financial Officer of Tercica, Inc., as required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification by the Chief Executive Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350).
32.2	Certification by the Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350).

* Management contract or compensation plan or arrangement.

† Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

†† Confidential treatment has been requested with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

(1) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on May 13, 2004.

(2) Incorporated by reference to the similarly described exhibit included with the Registrant's Current Report on Form 8-K (File No. 000-50461) filed on May 25, 2007.

(3) Incorporated by reference to the similarly described exhibit included with the Registrant's Current Report on Form 8-K (File No. 000-50461) filed on October 18, 2006.

(4) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on November 3, 2006.
(5) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on November 4, 2005.
(6) Incorporated by reference to the similarly described exhibit included with the Registrant's Current Report on Form 8-K (File No. 000-50461) filed on September 18, 2007.
(7) Incorporated by reference to the similarly described exhibit included with the Registrant's registration statement on Form S-1 (File No. 333-108729) and amendments thereto, declared effective on March 16, 2004.
(8) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on August 16, 2004.
(9) Incorporated by reference to the similarly described exhibit included with the Registrant's annual report on Form 10-K (File No. 000-50461) filed on March 24, 2005.
(10) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on August 9, 2006.
(11) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on August 2, 2007.
(12) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on August 4, 2005.
(13) Incorporated by reference to the similarly described exhibit included with the Registrant's Current Report on Form 8-K (File No. 000-50461) filed on May 17, 2007.
(14) Incorporated by reference to the similarly described exhibit included with the Registrant's registration statement on Form S-1 (File No. 333-122224) and amendments thereto, declared effective on February 7, 2005.
(15) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on May 4, 2007.
(16) Incorporated by reference to the information under the heading "Executive Compensation—Compensation of Directors" in the Registrant's definitive proxy statement filed pursuant to Regulation 14A (File No. 000-50461) on April 18, 2007.
(17) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on May 16, 2005.
(18) Incorporated by reference to the similarly described exhibit included with the Registrant's Current Report on Form 8-K (File No. 000-50461) filed on February 28, 2006.
(19) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on May 10, 2006.
(20) Incorporated by reference to the similarly described exhibit included with the Registrant's annual report on Form 10-K (File No. 000-50461) filed on March 9, 2007.
(21) Incorporated by reference to the similarly described exhibit included with the Registrant's Current Report on Form 8-K (File No. 000-50461) filed on July 24, 2006.
(22) Incorporated by reference to the similarly described exhibit included with the Registrant's quarterly report on Form 10-Q (File No. 000-50461) filed on November 1, 2007.

SIGNATURES

Pursuant to Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERCICA, INC.

By: /s/ JOHN A. SCARLETT, M.D.

John A. Scarlett, M.D.
Chief Executive Officer and Director

Dated: February 28, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John A. Scarlett, M.D. and Ajay Bansal, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities indicated on February 28, 2008:

Signature	Title
/s/ JOHN A. SCARLETT, M.D. John A. Scarlett, M.D.	Chief Executive Officer and Director (Principal Executive Officer)
/s/ AJAY BANSAL Ajay Bansal	Chief Financial Officer (Principal Financial Officer)
/s/ SUSAN WONG Susan Wong	Chief Accounting Officer (Principal Accounting Officer)
/s/ ALEXANDER BARKAS, PH.D. Alexander Barkas, Ph.D.	Director
/s/ ROSS G. CLARK, PH.D. Ross G. Clark, Ph.D.	Director
/s/ KARIN EASTHAM Karin Eastham	Director
/s/ FAHEEM HASNAIN Faheem Hasnain	Director

Signature	Title
/s/ MARK LESCHLY Mark Leschly	Director
/s/ DAVID L. MAHONEY David L. Mahoney	Director
/s/ CHRISTOPHE JEAN Christophe Jean	Director

Form 10-K

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-129574) of Tercica, Inc.,

(2) Registration Statement (Form S-3 No. 333-128224) of Tercica, Inc.,

(3) Registration Statement (Form S-8 No. 333-126307) pertaining to the 2004 Stock Plan and the 2004 Employee Stock Purchase Plan of Tercica, Inc., and

(4) Registration Statement (Form S-8 No. 333-113718) pertaining to the 2002 Stock Plan, the 2002 Executive Stock Plan, the 2004 Stock Plan, and the 2004 Employee Stock Purchase Plan of Tercica, Inc.,

of our reports dated February 27, 2008, with respect to the financial statements of Tercica, Inc., and the effectiveness of internal control over financial reporting of Tercica, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP

Palo Alto, California
February 27, 2008

EXHIBIT 31.1

CERTIFICATION

I, John A. Scarlett, M.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of Tercica, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-14(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ JOHN A. SCARLETT, M.D.

John A. Scarlett, M.D.
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Ajay Bansal, certify that:

1. I have reviewed this Annual Report on Form 10-K of Tercica, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ AJAY BANSAL

Ajay Bansal
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, John A. Scarlett, M.D., certify, pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Tercica, Inc. on Form 10-K for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Tercica, Inc.

Date: February 28, 2008

By: /s/ JOHN A. SCARLETT, M.D.
John A. Scarlett, M.D.
Chief Executive Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Tercica, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ajay Bansal, certify, pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Tercica, Inc. on Form 10-K for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Tercica, Inc.

Date: February 28, 2008

By: /s/ AJAY BANSAL

Ajay Bansal
Chief Financial Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Tercica, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

END